                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number :  1-14118
                          -------


  EXHIBIT: AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF DECEMBER 15, 2005
   AMONG QUEBECOR WORLD INC. AND QUEBECOR WORLD (USA) INC., AS BORROWERS, AND A SYNDICATE OF FINANCIAL INSTITUTIONS, AS LENDERS, WITH ROYAL BANK OF CANADA
   ACTING AS ADMINISTRATIVE AGENT AND RBC CAPITAL MARKETS ACTING AS ARRANGER

                               QUEBECOR WORLD INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec H3C 4M8
--------------------------------------------------------------------------------
                     (Address of Principal Executive Office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ ]                                     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]                                 No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

                                                                  EXECUTION COPY

                                US$1,000,000,000

                      AMENDED AND RESTATED CREDIT AGREEMENT

                          Dated as of December 15, 2005

                                      among

                               QUEBECOR WORLD INC.

                                     - and -

                            QUEBECOR WORLD (USA) INC.

                                  as Borrowers

                                     - and -

                        THE FINANCIAL INSTITUTIONS NAMED
                          ON THE SIGNATURE PAGES HERETO

                                   as Lenders

                                      with

                              ROYAL BANK OF CANADA

                             as Administrative Agent

                                       and

                               RBC CAPITAL MARKETS

                                   as Arranger

                                                                  EXECUTION COPY

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
ARTICLE I DEFINITIONS....................................................      3
1.1   Definitions........................................................      3
1.2   Headings and Table of Contents.....................................     39
1.3   References.........................................................     39
1.4   Rules of Interpretation............................................     39
1.5   Accounting Terms and Computations..................................     39
1.6   Time...............................................................     40
1.7   Restated Agreement.................................................     40
1.8   References to this Agreement.......................................     40

ARTICLE II REPRESENTATIONS AND WARRANTIES................................     40
2.1   Representations and Warranties of the Borrowers....................     40
2.2   Materiality and Survival of Warranties.............................     47

ARTICLE III THE CREDIT FACILITIES........................................     48
3.1   Obligations of the Lenders.........................................     48
3.2   The Facility A.....................................................     48
3.3   The Facility B.....................................................     49
3.4   The Facility C.....................................................     49
3.5   Swingline Subfacilities............................................     50
3.6   Purposes of Advances...............................................     55
3.7   Manner of Borrowing................................................     55
3.8   Mandatory Repayment of Borrowings under the Credit Facilities......     58
3.9   Lending Office of Lenders..........................................     58
3.10  Extension of the Revolving Period in respect of each of the
      Credit Facilities..................................................     60

3.11  Optional Repayment or Prepayment and Cancellation of Credit
      Facilities.........................................................     63
3.12  Conversion Option..................................................     65
3.13  Deposit of Proceeds of Loans and Discounted Proceeds...............     66
3.14  Currency and Other Adjustments.....................................     67
3.15  Reliance on Oral Instructions......................................     68
3.16  Borrowings and Repayments Proportional to Commitments..............     68
3.17  Increase of the Relevant Credit Facility...........................     69

ARTICLE IV PAYMENT OF INTEREST AND FEES..................................     70
4.1   Payment of Interest................................................     70
4.2   Acceptance Fee and Adjustments in the Acceptance Fee and in the
      Issuance Fee Arising from Changes in QWI's Debt to EBITDA Ratio....     72
4.3   Commitment Fee.....................................................     74
4.4   Applicable Margin and Fee Rate Matrix..............................     75
4.5   Administrative Agent's Fees and other Fees.........................     75
4.6   Interest on Overdue Amounts........................................     75
4.7   Computation of Interest for Interest Act (Canada) Purposes.........     76

ARTICLE V CONDITIONS APPLICABLE TO LIBOR LOANS...........................     77
5.1   Selection of Libor Interest Periods................................     77
5.2   Alternate Basis of Borrowing.......................................     78

ARTICLE VI CONDITIONS APPLICABLE TO EURO LOANS...........................     79
6.1   Selection of Euro Interest Periods.................................     79
6.2   Alternate Basis of Borrowing.......................................     80
6.3   Election of Euribor as basis for the calculation of interest
      applicable to Euro Loans...........................................     81

ARTICLE VII CONDITIONS APPLICABLE TO BANKERS' ACCEPTANCES................     82
7.1   Bankers' Acceptances...............................................     82
7.2   Conditions Applicable to Bankers' Acceptances......................     82
7.3   BA Equivalent Loans by Non-BA Lenders..............................     87
7.4   Special Conditions Applicable to Non-BA Lenders....................     87

ARTICLE VIII CONDITIONS APPLICABLE TO LETTERS OF CREDIT..................     88
8.1   Letters of Credit Commitment.......................................     88
8.2   Fronted Letters of Credit..........................................     89
8.3   POA Letters of Credit..............................................     89
8.4   Notice of Issuance.................................................     92
8.5   Form of Letter of Credit...........................................     92
8.6   Procedure for Issuance of Letters of Credit........................     93
8.7   Payment of Amounts Drawn Under Letters of Credit...................     93
8.8   Fees...............................................................     94
8.9   Obligations Absolute...............................................     95
8.10  Indemnification; Nature of Lenders' Duties.........................     96
8.11  Default, Maturity, etc.............................................     97
8.12  Fronted Letter of Credit Payments..................................     98

ARTICLE IX PAYMENT, TAXES, INCREASED COSTS, EVIDENCE OF INDEBTEDNESS
AND TIMING OF MATURITIES.................................................    100
9.1   Place of Payment of Principal, Interest and Charges................    100
9.2   Payment to Administrative Agent is Deemed Payment to Lenders.......    100
9.3   Account Debit Authorization........................................    100
9.4   Application of Payments............................................    101

9.5   Manner of Payment and Taxes........................................    102
9.6   Increased Costs and Payment of Portion.............................    104
9.7   Illegality.........................................................    106
9.8   Timing of Maturities...............................................    107
9.9   Evidence of Indebtedness...........................................    108
9.10  Accounts by Swingline Lender.......................................    109

ARTICLE X GUARANTEE OF QWI...............................................    110
10.1  Guarantee of QWI...................................................    110
10.2  Loan Party Guarantees..............................................    111

ARTICLE XI CONDITIONS PRECEDENT..........................................    112
11.1  Predisbursement Conditions.........................................    112
11.2  Waiver of Conditions Precedent.....................................    114
11.3  Conditions Precedent to the Coming into Force of the 2003 Amended
      and Restated Agreement.............................................    115
11.4  Conditions Precedent to the Coming into Force of this Amended and
      Restated Credit Agreement..........................................    116

ARTICLE XII COVENANTS OF THE BORROWERS...................................    117
12.1  Affirmative Covenants of the Borrowers.............................    117
12.2  Negative Covenants of the Borrowers................................    122

ARTICLE XIII REIMBURSEMENT OF EXPENSES AND INDEMNITY.....................    125
13.1  Reimbursement of Expenses..........................................    125
13.2  Indemnity..........................................................    126
13.3  Consultation with Borrowers........................................    128
13.4  Survival of Indemnification Obligations............................    128

ARTICLE XIV OTHER TAXES..................................................    128
14.1  Other Taxes........................................................    128
14.2  Survival of Obligations............................................    129

ARTICLE XV EVENTS OF DEFAULT.............................................    129
15.1  Events of Default..................................................    129
15.2  Acceleration.......................................................    132
15.3  Notices............................................................    133

ARTICLE XVI REMEDIES.....................................................    133
16.1  Remedies Cumulative................................................    133

ARTICLE XVII WAIVER OF DEFAULT...........................................    134
17.1  Waiver of Default..................................................    134

ARTICLE XVIII THE ADMINISTRATIVE AGENT AND THE LENDERS...................    134
18.1  Authorization of Administrative Agent..............................    134
18.2  Notification of Borrowings, Repayments, Etc........................    135
18.3  Details of Borrowings..............................................    135
18.4  Remittance of Amounts Received from the Borrowers..................    136
18.5  Assumption as to Payments..........................................    136
18.6  Change in Circumstances, Illegality, Increased Costs, Etc..........    137
18.7  Notice of Event of Default.........................................    138
18.8  Pro Rata Treatment of Advances and Borrowings......................    138
18.9  Adjustments among Lenders after Acceleration.......................    138
18.10 Sharing among the Lenders..........................................    139
18.11 Cash Collateral Accounts...........................................    140
18.12 Instructions from Lenders..........................................    140

18.13 Reliance on Writings and Legal Advice..............................    142
18.14 Costs and Expenses.................................................    142
18.15 Authority of Administrative Agent to Act...........................    142
18.16 Disclaimer.........................................................    143
18.17 Indemnification....................................................    143
18.18 Acknowledgement of Lenders.........................................    144
18.19 Administrative Agent's Duty to Deliver Documents...................    144
18.20 Other Transactions.................................................    144
18.21 No Preference......................................................    145
18.22 Submission of Information..........................................    145
18.23 Sharing of Information Concerning this Agreement...................    145
18.24 No Association among Lenders.......................................    145
18.25 Successor Administrative Agent.....................................    145
18.26 Change of Address..................................................    146
18.27 Replacement of Schedule II and Schedule III Reference Banks........    146
18.28 Amendment of this Article XVIII....................................    146

ARTICLE XIX SUCCESSORS AND ASSIGNS.......................................    147
19.1  Benefit and Burden of this Agreement...............................    147
19.2  The Borrowers......................................................    147
19.3  Assignment and Participation.......................................    147
19.4  Limitation.........................................................    148
19.5  Acceptance of Bankers' Acceptances by Participants.................    148
19.6  Disclosure.........................................................    148
19.7  Processing and Recordation Fee.....................................    149

ARTICLE XX COMPENSATION..................................................    149
20.1  Set-off, Compensation..............................................    149

ARTICLE XXI JUDGMENT CURRENCY............................................    150
21.1  Judgment Currency..................................................    150

ARTICLE XXII GOVERNING LAW...............................................    150
22.1  Governing Law......................................................    150

ARTICLE XXIII NOTICE.....................................................    151
23.1  Address for Notice.................................................    151
23.2  Notice.............................................................    151

ARTICLE XXIV CONTINUANCE AND AMENDMENT OF EXISTING GUARANTEES............    151
24.1  Continuance and Amendment of Existing Guarantees...................    151

ARTICLE XXV MISCELLANEOUS................................................    152
25.1  Severability.......................................................    152
25.2  Interest Limitation................................................    152
25.3  Survival of Representations and Undertakings.......................    152
25.4  Whole Agreement....................................................    152
25.5  Amendments.........................................................    153
25.6  Counterparts.......................................................    153
25.7  Further Assurances.................................................    153
25.8  Risks of Superior Force............................................    153
25.9  Good Faith and Fair Consideration..................................    153
25.10 Term of Agreement..................................................    154
25.11 Language...........................................................    154

                                    SCHEDULES

Schedule 1.1.1        Commitments of Lenders
Schedule 1.1.2        Form of Discount Note
Schedule 1.1.3        Permitted Encumbrances
Schedule 2.1.2        List of Subsidiaries
Schedule 3.5.2        Swingline Repayment Notice
Schedule 3.7          Confirmation of Borrowing (Advance, Conversion or Renewal)
Schedule 3.7.2        Swingline Loan Notice of Borrowing
Schedule 3.10         Form of Extension Request in Respect of Revolving Period
Schedule 3.11.1       Confirmation of Repayment
Schedule 3.11.2       Notice of Cancellation
Schedule 8            POA Letter of Credit
Schedule 8.4 (1)      Notice of Issuance of a Letter of Credit
Schedule 11.4 (g)-A   Opinion of Canadian Counsel to the Loan Parties
Schedule 11.4 (g)-B   Opinion of US Counsel to the Loan Parties
Schedule 11.4 (h)     Opinion of Canadian Counsel to the Lenders
Schedule 12.1.7 (c)   Certificate of Compliance
Schedule 12.2.2       Contemplated Sales of Assets
Schedule 12.2.4       List of Existing Indebtedness of Imprimeries Didier-
                      Quebecor S.A. and its Subsidiaries
Schedule 19.3         Transfer Undertaking

                                                                  EXECUTION COPY

THIS AMENDED AND RESTATED CREDIT AGREEMENT dated as of the 15th day of December 2005 is made

AMONG: QUEBECOR WORLD INC., a corporation amalgamated under the laws of Canada and having its registered office in Montreal, Province of Quebec, Canada ("QWI" or, sometimes, a "BORROWER")

AND: QUEBECOR WORLD (USA) INC., a corporation incorporated under the laws of the State of Delaware, U.S.A. and having its registered office of its state of incorporation in Wilmington, State of Delaware, U.S.A.
         ("QWUSA" or, sometimes, a "BORROWER" or a "RESTRICTED ENTITY")

AND:     EACH OF THE FINANCIAL INSTITUTIONS NAMED on the signature pages hereto

AND: ROYAL BANK OF CANADA, a Canadian chartered bank having its head office in Montreal, Province of Quebec, Canada in its capacity as administrative agent for the Lenders (in such capacity, or any successor in such capacity, the "ADMINISTRATIVE AGENT")

AND: RBC CAPITAL MARKETS, as arranger of the Credit Facilities (in such capacity, or any successor in such capacity, the "ARRANGER")

     WHEREAS QWI (then known as Imprimeries Quebecor Inc. - Quebecor Printing Inc.), QWUSA (then known as Quebecor Printing (USA) Holdings Inc.) and USGP (then known as Quebecor Printing Capital GP), as borrowers, the financial institutions named on the signature pages thereto, as lenders, Royal Bank of Canada, as administrative agent, Royal Bank of Canada, ABN AMRO Bank Canada, Bank of America Canada and Canadian Imperial Bank of Commerce, as co-arrangers, and ABN AMRO Bank Canada, Bank of America Canada and Canadian Imperial Bank of Commerce, as joint syndication agents, have entered into a credit agreement dated as of April 28, 1999 (the "ORIGINAL CREDIT AGREEMENT") under the terms of which credit facilities aggregating US$1,000,000,000 were made available to QWI, QWUSA and USGP;

     WHEREAS QWI, QWUSA and USGP and the Administrative Agent have entered into a First Amending Agreement to Credit Agreement dated as of August 12, 1999 to which intervened QPHC (the "FIRST AMENDING AGREEMENT") in respect of the Original Credit Agreement;

     WHEREAS QWI, QWUSA and USGP, the financial institutions named on the signature pages thereto, as lenders, the Administrative Agent, the arrangers and the joint syndication agents named therein have entered into a Second Amending Agreement to Credit Agreement dated as of August 18, 1999 to which intervened QPHC (the "SECOND AMENDING AGREEMENT") in respect of the Original Credit Agreement as amended by the First Amending Agreement;

     WHEREAS QWI, QWUSA and USGP and the Administrative Agent have entered into a Third Amending Agreement to Credit Agreement dated as of April 26, 2000 to which intervened QPHC (the "THIRD AMENDING AGREEMENT") in respect of the Original Credit Agreement as amended by the First Amending Agreement and the Second Amending Agreement;

     WHEREAS QWI, QWUSA and USGP, the financial institutions named on the signature pages thereto, as lenders, the Administrative Agent and the joint syndication agents named therein have entered into an Amended and Restated Credit Agreement dated as of April 24, 2002 to which intervened QPHC (the "2002 AMENDED AND RESTATED AGREEMENT") amending and restating the Original Credit Agreement as amended by the First Amending Agreement, the Second Amending Agreement and the Third Amending Agreement;

     (the Original Credit Agreement as amended by the First Amending Agreement, the Second Amending Agreement and the Third Amending Agreement and as amended and restated by the 2002 Amended and Restated Agreement is hereinafter called the "PRINCIPAL CREDIT AGREEMENT");

     WHEREAS QWI, QWUSA, the financial institutions named on the signature pages thereto, as lenders, and the Administrative Agent have entered into an Amended and Restated Credit Agreement dated as of November 7, 2003, to which intervened QPHC (the "2003 AMENDED AND RESTATED AGREEMENT"), amending and restating the Principal Credit Agreement and pursuant to which certain credit facilities of up to a maximum aggregate amount of US$1,000,000,000 or, up to certain limits set forth therein, the Equivalent Amount thereof in Canadian Dollars and Euros, or any combination thereof, continued to be made available to the Borrowers;

     WHEREAS QWI and QWUSA, the financial institutions named on the signature pages thereto, as lenders, the Administrative Agent and RBC Capital Markets, as arranger, have entered into as of November 5, 2004 a First Amending Agreement to the Amended and Restated Credit Agreement dated as of November 7, 2003 to which intervened QPHC (the "2004 FIRST AMENDING AGREEMENT") in respect of the 2003 Amended and Restated Agreement;

     (the Principal Credit Agreement as amended and restated by the 2003 Amended and Restated Agreement and as amended by the 2004 First Amending Agreement is hereinafter called the "EXISTING CREDIT AGREEMENT");

     WHEREAS since the date of execution of the Original Credit Agreement (i) QWI has changed its name from Quebecor Printing Inc. to Quebecor World Inc.,
(ii) Quebecor Printing (USA) Holdings Inc. acquired WCP through Printing Acquisition Inc. ("PAI"), WCP then merged with PAI, with WCP being the surviving corporation which changed its name to QWUSA and later merged with Quebecor Printing (USA) Holdings Inc., with QWUSA being the surviving corporation and
(iii) USGP ceased to be a borrower and a guarantor in connection with the Credit Facilities;

     WHEREAS the Borrowers have requested the Administrative Agent and the Lenders to consent to further amendments to the Existing Credit Agreement, without novation, including without limitation to allow the Borrowers to borrow by way of Swingline Loans and of Letters of Credit;

     WHEREAS the Borrowers, the Administrative Agent and the Lenders desire to further amend and restate the provisions of the Existing Credit Agreement;

     WHEREAS in conformity with the provisions of Section 17.12.1 of the Existing Credit Agreement, the Lenders have provided the Administrative Agent with their consent to the foregoing requests upon the terms and conditions herein set forth;

     AND WHEREAS immediately prior to the execution of this Agreement, the respective Commitments of the Lenders have been modified (and with respect to one (1) lender under the Existing Credit Agreement terminated), so that the Commitments of the Lenders are now as set forth in Schedule 1.1.1;

     THEREFORE, in consideration of the premises, the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I

                                   DEFINITIONS

1.1  DEFINITIONS

     In this Agreement and the Schedules, as well as in all notices pursuant to this Agreement, unless something in the subject matter or context is inconsistent therewith, the following words and phrases shall have the following meanings:

"ACCEPTANCE FEE" means the fee payable in accordance with the provisions of Sections 4.2 and 7.2.6 at the time of the acceptance of Bankers' Acceptances (including the issue to a Non-BA Lender of a Discount Note) established by multiplying the face amount of such Bankers' Acceptances by the applicable Acceptance Rate (expressed as a decimal) and by multiplying the product so obtained by a fraction having a numerator equal to the number of days in the term of such Bankers' Acceptances and a denominator of 365;

"ACCEPTANCE FEE REFUND" has the meaning ascribed to such expression in Section 4.2.2;

"ACCEPTANCE RATE" means, for the purpose of calculating the Acceptance Fee, the percentage rate per annum determined in accordance with the provisions of
Section 4.4 and by reference to the appropriate tier applicable to column (4) on the matrix set forth in Section 4.4;

"ACQUIRED INDEBTEDNESS" has the meaning ascribed to such expression in Section 12.2.4;

"ACQUISITION" means a take-over bid or offer to acquire all or a substantial portion of the Capital Stock of a Person, an acquisition of all or a substantial portion of the assets of a Person, or any Investment in any Person which is not a Subsidiary of QWI as a result of which (a) such Person would become a Subsidiary of QWI, or (b) subject to restrictions applicable to such a transaction contained in this Agreement, such Person would be merged or amalgamated with QWI or any of its Subsidiaries;

"ADDITIONAL ACCEPTANCE FEE PAYMENT" has the meaning ascribed to such expression in Section 4.2.3;

"ADDITIONAL COMPENSATION" has the meaning set forth in Section 9.6.1;

"ADDITIONAL ISSUANCE FEE PAYMENT" has the meaning ascribed thereto in Section 4.2.5;

"ADJUSTED EURO LIBOR" means, for any Euro Interest Period, a rate of interest per annum equal to:

(a) with respect to a Euro Loan made or to be made by a Lender which is not subject to the regulations issued from time to time by the Board of Governors of the Federal Reserve System in the United States of America (or any successor) in respect of the said Euro Loan: Euro Libor for such Euro Interest Period, and

(b) with respect to a Euro Loan made or to be made by a Lender which is subject to the regulations issued from time to time by the Board of Governors of the Federal Reserve System in the United States of America (or any successor) in respect of the said Euro Loan: the rate of interest obtained by dividing (i) Euro Libor for such Euro Loan during the relevant Euro Interest Period by (ii) a percentage equal to 100% minus the Euro Rate Reserve Percentage in effect from time to time during such Euro Interest Period;

"ADJUSTED LIBOR" means, for any Libor Interest Period, a rate of interest per annum equal to:

(a) with respect to a Libor Loan made or to be made by a Lender which is not subject to the regulations issued from time to time by the Board of Governors of the Federal Reserve System in the United States of America (or any successor) in respect of the said Libor Loan: Libor for such Libor Interest Period, and

(b) with respect to a Libor Loan made or to be made by a Lender which is subject to the regulations issued from time to time by the Board of Governors of the Federal Reserve

     System in the United States of America (or any successor) in respect of the said Libor Loan: the rate of interest obtained by dividing (i) Libor for such Libor Loan during the relevant Libor Interest Period by (ii) a percentage equal to 100% minus the Libor Rate Reserve Percentage in effect from time to time during such Libor Interest Period;

"ADMINISTRATIVE AGENT" means Royal or a successor agent appointed as such in replacement thereof pursuant to Section 18.25;

"ADMINISTRATIVE AGENT'S ACCOUNT FOR PAYMENTS" means:

(a) for all payments in US Dollars from a Facility A Lender, a Facility B Lender or a Facility C Lender for Advances to QWUSA or from QWUSA pursuant to the Facility A, the Facility B or the Facility C, the following account maintained by the Administrative Agent, to which payments and transfers are to be effected as follows:

     J.P. Morgan Chase Bank, New York, USA
     ABA 021-000021
     For account Royal Bank of Canada, New York
     A/C #920-1033363
     For further credit to 2937464 Transit 1269, RBC Loan Syndications

     Ref.: Quebecor World Inc.

     and

(b) for all payments in US Dollars from a Facility A Lender or a Facility B Lender for Advances to QWI or from QWI pursuant to the Facility A or the Facility B or for the payment of the Commitment Fee, the Issuance Fee (if payable in US$) and the Fronting Fee (if payable in US$), the following account maintained by the Administrative Agent, to which payments and transfers are to be effected as follows:

     J.P. Morgan Chase Bank, New York, USA
     Swift Code: CHASSUS33
     Swift Address: ROYCCAT2
     Favour: /00002-408-919-9
     RBC Loan Syndications
     Toronto, Ontario

     Ref.: Quebecor World Inc.

     and

(c) for all payments in Canadian Dollars, the following account maintained by the Administrative Agent, to which payments and transfers are to be effected as follows:

     Royal Bank of Canada, Toronto
     Swift Address: ROYCCAT2
     Favour: /00002-266-760-8
     RBC Loan Syndications
     Toronto, Ontario
     Ref.: Quebecor World Inc.

     and

(d) for all payments in Euros, as shall be advised by the Administrative Agent to each party to this Agreement subsequent to the execution of this Agreement;

or such other place(s) or account(s) as may be agreed upon by the Administrative Agent and the Borrowers from time to time and notified to the Lenders;

"ADMINISTRATIVE AGENT'S BRANCH OF ACCOUNT" means the office or branch of the Administrative Agent set forth opposite the name of the Administrative Agent on the signature pages of this Agreement, or any other office or branch of the Administrative Agent in Canada, as may be agreed upon by the Administrative Agent and the Borrowers from time to time and notified to the other Lenders;

"ADVANCE" means a disbursement of funds to a Borrower pursuant to Section 3.7;

"AFFECTED BORROWING" has the meaning set forth in Section 9.7;

"AFFECTED LENDER" has the meanings set forth in Sections 5.2, 6.2, 7.2.7 and 9.7;

"AFFECTED LOAN" has the meanings set forth in Sections 5.2, 6.2 and 9.6.2;

"AFFILIATE" means with respect to any Person, any other Person which, directly or indirectly, controls or is controlled by, or is under common control with, such Person, and for the purposes of this definition, "CONTROL" (including, with correlative meanings, the terms "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the power, directly or indirectly to direct or cause the direction of the management and policies of any Person, whether through the ownership of shares or by contract or otherwise; and without restricting the above, one Person shall be deemed to be affiliated with another Person if one of them is the Subsidiary of the other or both are Subsidiaries of the same Person, and if two Persons are affiliated with the same Person at the same time, they are each deemed to be affiliated with each other;

"AGGREGATE AMOUNT OF THE SWINGLINE LOANS" means the sum, expressed in US$, of the principal amount of all applicable Swingline Loans outstanding in US$ and of the Equivalent Amount in US$ of the principal amount of all applicable Swingline Loans outstanding in Cdn.$;

"AGGREGATE COMMITMENT" means the aggregate of the Facility A Total Commitment, the Facility B Total Commitment and the Facility C Total Commitment;

"AGGREGATE EXPOSURE" means the sum of the Exposures of all Lenders under all Credit Facilities;

"AGGREGATE FACE AMOUNT" means the sum, expressed in US$ and without duplication, of (i) the Face Amount of all applicable Letters of Credit issued in US$, (ii) the Equivalent Amount in US$ of the Face Amount of all applicable Letters of Credit issued in any other currency, (iii) the amounts drawn under all Letters of Credit issued in US$ that have not been reimbursed under Section 8.7 and (iv) the Equivalent Amount in US$ of all amounts drawn under all Letters of Credit issued in a currency other than US$ that have not been reimbursed under Section 8.7;

"APPLICABLE LAW" means, in respect of any Person, property, transaction or event, all present or future applicable laws, statutes, regulations, treaties, judgments and decrees and (whether or not having the force of law) all applicable official directives, rules, guidelines, orders and policies of any federal, provincial, state, regional, municipal or local governmental or regulatory or administrative bodies having authority over any of the parties hereto and all applicable orders and decrees of courts and arbitrators;

"APPLICABLE LENDERS" means, with respect to the Swingline Subfacility A, the Swingline Subfacility B or a Letter of Credit issued for the account of QWI, a Lender which is a Cdn Qualified Lender and, with respect to the Swingline Subfacility C or a Letter of Credit issued for the account of QWUSA, a Lender which is a US Qualified lender; and "APPLICABLE LENDER" means any one of them;

"APPLICABLE MARGIN" means the percentage rate per annum determined in accordance with the provisions of Section 4.4 and by reference to the appropriate tier and the appropriate column, between columns (3) and (4), on the matrix set forth in
Section 4.4;

"ARRANGER" has the meaning set forth in the description of the parties on the first page of this Agreement;

"ASSIGNEE" has the meaning set forth in Section 19.3(b);

"ASSIGNING LENDER" has the meaning set forth in Section 19.3(b);

"BA EQUIVALENT LOAN" means a Loan or Advance to QWI made by a Non-BA Lender and evidenced by a Discount Note;

"BA TERM" has the meaning ascribed to such expression in Section 4.2.2;

"BANKERS' ACCEPTANCE" means a non-interest bearing bill of exchange on a Lender's usual form or a depository bill within the meaning of the Depository Bills and Notes Act (Canada), denominated in Canadian Dollars, drawn by or on behalf of QWI and accepted by such Lender pursuant to this Agreement, provided that with respect to a Non-BA Lender, it shall mean a Discount Note issued to its order;

"BENEFIT PLAN" of any Person, means, at any time, any employee benefit plan as defined in Section 3 (3) of ERISA (including a Multiemployer Plan), the funding requirements of which (under Section 302 of ERISA or Section 412 of the Internal Revenue Code) are, or at any time within six years immediately preceding the time in question were, in whole or in part, the responsibility of such Person;

"BORROWER'S ACCOUNT" means an account or accounts of a Borrower maintained with the Administrative Agent at the Administrative Agent's Branch of Account;

"BORROWERS" means QWI and QWUSA and includes their respective successors and permitted assigns and "BORROWER" means any one of them;

"BORROWING" means a utilization, and "BORROWINGS" means the aggregate of the utilizations, at the relevant time by the Borrowers of the Credit Facilities by way of Loans, Bankers' Acceptances or Letters of Credit; the "total amount of "BORROWINGS" outstanding" at any time, expressed in US$, is (i) the aggregate amount of all Loans outstanding at that time in US$ plus the Equivalent Amount in US Dollars of the aggregate amount of all Loans outstanding in any other currency at that time, plus (ii) the Equivalent Amount in US$ of the aggregate face amount of all Bankers' Acceptances outstanding hereunder at that time plus
(iii) the Aggregate Face Amount of all Letters of Credit outstanding hereunder at that time;

"BRANCH OF ACCOUNT" means in respect of each Lender, the branch or office of such Lender set forth opposite such Lender's name on the signature pages of this Agreement, or such other office or branch as may be designated by such Lender by written notice to the Administrative Agent;

"BUSINESS DAY" means:

     (i) with respect to Cdn. Prime Rate Loans (including Swingline Loans), Bankers' Acceptance and Letters of Credit in Cdn.$ made available to QWI under Facility A or Facility B and all matters related thereto, any day other than Saturday, Sunday and any other day which, in Montreal, Province of Quebec, or in Toronto, Province of Ontario, is a legal holiday or a day on which commercial banks in Montreal, Province of Quebec, or in Toronto, Province of Ontario, as the case may be, are required or authorized by law or by local proclamation to close;

     (ii) with respect to US Base Rate Loans (including Swingline Loans) or Letters of Credit in US$ or in any other currency made available to QWI under Facility A or Facility B and all matters related thereto, any day other than Saturday, Sunday and any other day which, in Montreal, Province of Quebec, in Toronto, Province of Ontario, or in New York, N.Y., USA, is a legal holiday or a day on which commercial banks in Montreal, Province of Quebec, in Toronto, Province of Ontario, or in New York, N.Y., USA, as the case may be, are required or authorized by law or by local proclamation to close;

     (iii) with respect to Libor Loans made available to QWI under Facility A or Facility B and all matters related thereto, any day on which dealings in US Dollar deposits may be carried on by and between banks in the London interbank Eurodollar market other than Saturday, Sunday and any other day which, in Montreal, Province of Quebec, in Toronto, Province of Ontario, in New York, N.Y., USA, or in London, United Kingdom, is a legal holiday or a day on which commercial banks in Montreal, Province of Quebec, in Toronto, Province of Ontario, in New York, N.Y., USA, or in London, United Kingdom, as the case may be, are required or authorized by law or local proclamation to close;

     (iv) with respect to Euro Loans made available to QWI and QWUSA under Facility A, Facility B or Facility C, as applicable, and all matters related thereto, any day on which dealings in Euro deposits may be carried on by and between banks in the interbank Euro Market and which is also a TARGET Business Day other than Sunday, Saturday and any other day which, in Montreal, Province of Quebec, in Toronto, Province of Ontario, or New York, N.Y., USA, is a legal holiday or a day on which commercial banks in Montreal, Province of Quebec, in Toronto, Province of Ontario, or in New York, N.Y., USA, as the case may be, are required or authorized by law or by local proclamation to close;

     (v) with respect to US Prime Rate Loans (including Swingline Loans) or Letters of Credit made available to QWUSA under Facility A, Facility B or Facility C and all matters related thereto, any day other than Saturday, Sunday and any other day which, in New York, N.Y., USA, is a legal holiday or a day on which commercial banks in New York, N.Y., USA, are required or authorized by law or local proclamation to close;

     (vi) with respect to Libor Loans made to QWUSA under Facility A, Facility B or Facility C and all matters related thereto, any day on which dealings in US Dollar deposits may be carried on by and between banks in the London interbank Eurodollar market other than Saturday, Sunday and any other day which, in New York, N.Y., USA, or in London, United Kingdom, is a legal holiday or a day on which commercial banks in New York, N.Y., USA or in London, United Kingdom, are required or authorized by law or local proclamation to close; and

     (vii) for all other purposes, any day other than Saturday, Sunday and any other day which, in Montreal, Province of Quebec, Toronto, Province of Ontario or New York, N.Y., U.S.A., is a legal holiday or a day on which commercial banks in Montreal, Province of Quebec, Toronto, Province of Ontario, or New York, N.Y., U.S.A., as the case may be, are required or authorized by law or by local proclamation to close;

"CANADIAN BENEFIT PLAN" means any employee benefit plan maintained or contributed to by QWI or any Restricted Entity in virtue of a legal obligation to maintain or contribute to such a plan that is not a pension plan accepted for registration under the ITA or other applicable pension benefits or tax laws of Canada or a province or territory thereof including, without limitation, all profit-sharing, savings, supplemental retirement, retiring allowance, severance, deferred compensation, welfare, bonus, supplementary unemployment benefit plans or arrangements and all life, health, dental and disability plans and arrangements in which the employees or former employees of QWI or any Restricted Entity employed in Canada participate or are eligible to participate, but excluding all stock option or stock purchase plans;

"CANADIAN DOLLAR", "CANADIAN DOLLARS" and the symbol "CDN.$" each means lawful currency of Canada;

"CANADIAN GAAP" means generally accepted accounting principles in effect from time to time in Canada, applicable to the relevant period, applied in a consistent manner from period to period;

"CANADIAN PENSION PLAN" means any plan, program, arrangement or understanding that is a pension plan for the purpose of any applicable pension benefits or tax laws of Canada or a province or territory thereof (whether or not registered under any such laws) which is maintained, administered or contributed to by (in virtue of a legal obligation to maintain, administer or contribute to such a plan, program, arrangement or understanding) QWI or any Restricted Entity, in respect of any person's employment in Canada or a province or territory thereof with QWI or any Restricted Entity, all related funding agreements and all related agreements, arrangement and understandings in respect of, or related to, any benefits to be provided thereunder or the effect thereof on any other compensation or remuneration of any employee;

"CAPITAL STOCK" means any and all shares or other equivalents (however designated) of capital stock of a corporation, any and all equivalent or similar ownership interests in a Person (other than a corporation) and any and all warrants or options or other arrangement to purchase any of the foregoing;

"CAPITALIZATION" means the sum of QWI's Debt and QWI's Equity;

"CAPITALIZED LEASE" means, with respect to a Person, any lease or other arrangement relating to property or assets which would be required to be accounted for as a capital lease obligation on a balance sheet of such Person if such balance sheet were prepared in accordance with GAAP; the amount of any Capitalized Lease at any date shall be the amount of the obligation in respect thereof which would be included within such balance sheet;

"CASH COLLATERALIZE" means to deposit cash with a Person in order to secure the payment in full or on a dollar for dollar basis and performance of certain liabilities and obligations and "CASH COLLATERALIZED" is to be interpreted accordingly;

"CDN DOLLAR SWINGLINE ACCOUNT" means the Canadian Dollar operating bank account maintained by QWI with the applicable Swingline Lender for purposes of the Swingline Loans;

"CDN. PRIME RATE" in effect on any day means (i) with respect to Cdn. Prime Rate Loans which are not Swingline Loans, the rate of interest per annum that is the greater of (a) the rate of interest publicly announced by Royal from time to time as its "prime rate", being its reference rate then in effect for determining interest rates on commercial loans made in Canadian Dollars in Canada by Royal (the "ROYAL PRIME RATE"), and (b) the annual rate of interest equal to the sum of the CDOR Rate for bankers' acceptances having a term of one month plus 1/2 of 1% (the "BACDOR RATE"), and (ii) with respect to Cdn. Prime Rate Loans which are Swingline Loans, the rate of interest per annum that is the greater of (a) the rate of interest publicly announced by the applicable Swingline Lender from time to time as its "prime rate" being its reference rate then in effect for determining interest rates on commercial loans made in Canadian Dollars in Canada by such Swingline Lender, or if such rate is not available, the Royal Prime Rate and (b) the BACDOR Rate, in each case, as adjusted from time to time without notice to the Borrowers;

"CDN. PRIME RATE LOAN" or "CDN. PRIME RATE LOANS" means at any given time, any Loan or Loans or any portion thereof, which QWI has elected, pursuant to Section
3.7 or 3.12, to denominate in Canadian Dollars, or any other amount which, pursuant to the terms of this Agreement, has been deemed to be converted to a Loan denominated in Canadian Dollars and on which QWI must pay interest on the basis of the Cdn. Prime Rate in accordance with Section 4.1.1;

"CDN QUALIFIED LENDER" means with respect to a Borrowing by QWI, a Lender which
(i) is not a non-resident person of Canada for purposes of the ITA, or (ii) is an "authorized foreign bank" within the meaning of the ITA, but only in respect of an amount payable with respect to any Borrowing or portion thereof that is paid or credited in respect of its "Canadian banking business" within the meaning of the ITA;

"CDOR RATE" means, on any day, the rate per annum which is the rate determined by the Administrative Agent as being the arithmetic average (rounded to the nearest one-thousandth of 1%, with five ten-thousandths of 1% being rounded upwards) of the rates applicable to Canadian Dollar bankers' acceptances for the appropriate term displayed and identified on the "Reuters Screen CDOR Page" (as defined in the International Swaps and Derivatives Association, Inc. definitions, as modified and amended from time to time) at approximately 10:00 a.m. on such day, or if such day is not a Business Day then on the immediately preceding Business Day (as adjusted by the Administrative Agent after 10:00 a.m. to reflect any error in a posted rate of interest or in the posted average annual rate of interest); provided, however, if such rates do not appear on the Reuters Screen CDOR Page as contemplated, then the CDOR Rate on any day shall be the discount rate applicable to Canadian Dollar bankers' acceptances for the appropriate term of the Administrative Agent (in its capacity as Lender) at approximately 10:00 a.m. on such day, or if such day is not a Business Day, then on the immediately preceding Business Day;

"CDS" has the meaning ascribed to such expression in Section 7.1;

"CIBC" means Canadian Imperial Bank of Commerce and its successors and assigns;

"CIBC'S SWINGLINE A COMMITMENT" means US$10,000,000 or its Equivalent Amount in Canadian Dollars;

"CIBC'S SWINGLINE B COMMITMENT" means US$10,000,000 or its Equivalent Amount in Canadian Dollars;

"COMMITMENT" means, with respect to a Lender at any time, the aggregate or, as the context may require, any one of such Lender's Facility A Commitment, Facility B Commitment and Facility C Commitment, all as set forth in Schedule 1.1.1;

"COMMITMENT FEE" has the meaning set forth in Section  4.3;

"COMMITMENT FEE PAYMENT DATE" has the meaning set forth in Section 4.3;

"COMMITMENT FEE RATE" means, for the purpose of calculating the Commitment Fee, the percentage rate per annum determined in accordance with the provisions of
Section 4.4 and by reference to the appropriate tier applicable to column 5 on the matrix set forth in Section 4.4;

"CONSOLIDATED" means produced by aggregating the relevant financial statements or accounts of the Subsidiaries of a Person on a line-by-line basis (i.e.: adding together corresponding items of assets, liabilities, revenues and expenses) with the relevant financial statements or accounts of such Person, eliminating inter-company balances and transactions and providing for any minority interest in Subsidiaries, all in accordance with GAAP;

"CONTINGENT LIABILITIES" of any Person means, without duplication, all contingent liabilities included in the financial statements (including footnotes) of such Person in accordance with GAAP, and including (without limitation) all obligations under Guarantees and obligations in respect of interest rate, foreign exchange or commodity price hedging arrangements, but specifically excluding any obligation to pay interest on any Indebtedness and any endorsements of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business;

"CONVERSION DATE" means a Business Day notified by a Borrower to the Administrative Agent pursuant to Section 3.12 as being a date on which such Borrower has elected to convert a Borrowing already outstanding hereunder into another basis of Borrowing; or if a Borrower is deemed to have converted a Borrowing into another basis of Borrowing hereunder pursuant to any of Sections 5.1.3, 5.2, 6.1.3, 6.2, 7.2.5, 7.2.7 or 9.7, it shall mean the day on which such deemed conversion occurs;

"CONVERTIBLE INDENTURE" means the Indenture dated as of October 8, 1997 between WCP, as Issuer and State Street Bank and Trust Company, as Trustee, pursuant to which the Convertible Notes were issued by WCP;

"CONVERTIBLE NOTES" means the 6% Convertible Senior Subordinated Notes due 2007, issued by WCP pursuant to the Convertible Indenture;

"COUNSEL" means, with regard to the Administrative Agent or a Lender, a barrister or solicitor or firm of barristers or solicitors retained or employed by the Administrative Agent or such Lender, as the case may be, and with regard to a Loan Party, a barrister or solicitor or firm of barristers or solicitors retained or employed by such Loan Party and acceptable to the Administrative Agent;

"CREDIT FACILITIES" means, collectively, the Facility A, the Facility B and the Facility C and includes, without limitation, the Swingline Subfacilities, and "CREDIT FACILITY" means any one of them;

"DEFAULT" means any event or circumstance which constitutes an Event of Default or which, with the giving of notice, the making of any determination or the lapse of time or any combination thereof, would, unless cured or waived, become an Event of Default;

"DEPOSIT" has the meaning set forth in Section 20.1;

"DISCOUNT" with respect to any issue of Bankers' Acceptances with the same maturity date, means the amount determined by the Administrative Agent by which the face value of such Bankers' Acceptances exceeds the Discounted Proceeds of such Bankers' Acceptances;

"DISCOUNT NOTE" means a non-interest bearing promissory note of QWI denominated in Canadian Dollars, issued by QWI to a Non-BA Lender, substantially in the form of Schedule 1.1.2;

"DISCOUNT RATE" means, with respect to an issue of Bankers' Acceptances with the same maturity date:

(a) in the case of a Lender which is a Schedule I Bank, the CDOR Rate on the date of issue and acceptance of such Bankers' Acceptances, and

(b) in the case of a Lender which is a Schedule II Bank, a Schedule III Bank or a Non-BA Lender, the rate determined by the Administrative Agent as being the arithmetic average (rounded to the nearest one-thousandth of 1%, with five ten-thousandths of 1% being rounded upwards) of the actual discount rates, calculated on the basis of a year of 365 days, of the Schedule II and Schedule III Reference Banks established in accordance with their normal practices at or about 10:00 a.m. on the date of issue and acceptance of such Bankers' Acceptances, for bankers' acceptances (having a comparable face value and an identical maturity date to the face value and maturity date of the Bankers' Acceptances forming part of such issue) to be respectively accepted by each Schedule II and Schedule III Reference Bank provided that such rate shall not exceed the actual discount rate applicable to the Bankers' Acceptances forming part of such issue accepted by the Administrative Agent (in its capacity as Lender) plus 1/10 of 1% per annum;

"DISCOUNTED PROCEEDS" means, in respect of any Bankers' Acceptance to be accepted by a Lender on any day (including Discount Notes issued to a Non-BA Lender in lieu thereof pursuant to this Agreement), an amount (rounded to the nearest whole cent, and with one-half of one cent being rounded up) calculated by the Administrative Agent on such day by multiplying:

(a)  the face amount of such Bankers' Acceptance, by

(b) the price, where the price is determined by dividing one by the sum of one plus the product of:

     (i)  the Discount Rate (expressed as a decimal), and

     (ii) a fraction, the numerator of which is the number of days in the term of such Bankers' Acceptance and the denominator of which is 365,

     with the price as so determined being rounded up or down to the fifth decimal place and .000005 being rounded up;

"DIVIDEND" means, for any Person, any payment with respect to or on account of any of such Person's Capital Stock, including any dividend or other distribution on, any payment of interest on or principal of, and any payment on account of any purchase, redemption, retirement, exchange, defeasance or conversion of, or on account of any claim relating to or arising out of the offer, sale or purchase of, any such Capital Stock, or any return of capital to the holders of Capital Stock of such Person or any other distribution, payment or delivery of property or cash to the holders of Capital Stock of such Person as such. For the purposes of this definition, a "PAYMENT" shall include the transfer of any asset or the incurrence of any Indebtedness or other liability (the amount of any such payment to be the fair market value of such asset or the amount of such obligation, respectively) but shall not include the issuance of any Capital Stock of such Person;

"DRAWDOWN DATE" means a Business Day notified by a Borrower to the Administrative Agent pursuant to Section 3.7 as being a date on which such Borrower has requested a Borrowing to be made available to such Borrower and includes, without limitation, an Issue Date, as applicable or, with respect to Swingline Loans made under the Swingline Subfacility A or the Swingline Subfacility B, a date on which a Borrower makes a Borrowing without such notice by drawing against the applicable Swingline Account;

"EBITDA" means, for any period for any Person, the sum of (a) the net income of such Person for such period before extraordinary or unusual items and (b) to the extent deducted in determining the net income of such Person for such period, Interest Expense, income taxes (minus income tax credits), non-controlling interest and depreciation expense and amortization expense of such Person;

"EFFECTIVE DATE" means December 15, 2005 being the date upon which all conditions precedent set forth in Section 11.4 are met to the complete satisfaction of the Administrative Agent and the Lenders, acting reasonably;

"ENVIRONMENTAL AFFILIATE" means with respect to any Person, another Person whose liability for any Environmental Claim the first Person has retained, assumed or otherwise become liable for, either contractually or by operation of law. All references to compliance by or liabilities of an Environmental Affiliate herein pertain only to those specific liabilities that QWI or a Restricted Entity has retained, assumed, or become liable for and not to the entire business of the Environmental Affiliate;

"ENVIRONMENTAL CLAIMS" means any and all material administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigations or proceedings relating in any way to any Environmental Law or any Environmental Permit (hereinafter in this definition, "CLAIMS") including without limitation:

(a) any and all Claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law, and

(b) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief in connection with Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment;

"ENVIRONMENTAL LAWS" means all applicable federal, provincial, state, municipal, local and foreign laws and regulations, ordinances, codes, policies, rules or guidelines (having the force of law in the case of rules, ordinances, codes, policies or guidelines) of civil or common law now or hereafter in effect and in each case as amended and any judicial or administrative order, consent, decree or judgment relating to pollution or protection of human health, Hazardous Materials or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata, emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials);

"ENVIRONMENTAL PERMIT" means any permit, approval, identification number, license or other authorization required under any Environmental Law;

"EQUIVALENT AMOUNT" means on any given day, as applicable, the amount of a currency (the "FIRST CURRENCY", being US Dollars, Canadian Dollars, Euros, or another currency as applicable) into which another currency (the "OTHER CURRENCY", being US Dollars, Canadian Dollars, Euros, or another currency as applicable) may be converted using for the purposes of such conversion the rate at which such Other Currency may be converted into the First Currency, at the Bank of Canada's noon spot rate, or, if such rate is not available, the rate determined by the Administrative Agent, in accordance with its standard practices as being the rate at which the Administrative Agent, at the relevant time, considers that it may sell the Other Currency to obtain the First Currency;

"ERISA" means the Employee Retirement Income Security Act of 1974 of the United States of America, as amended from time to time, and the regulations promulgated and rulings issued thereunder;

"ERISA AFFILIATE" means any Person that, for purposes of Title IV of ERISA, is a member of (a) a controlled group of corporations, group of trades or businesses under common control, or an affiliated service group, within the meaning of
Section 414(b), (c) or (m) of the Internal Revenue Code, of which QWI or any Restricted Entity is a member, or (b) any group treated as a single employer under Section 414(o) of the Internal Revenue Code of which QWI or any Restricted Entity is a member;

"ERISA EVENT" means:

(a) (i) the occurrence of a reportable event, within the meaning of Section 4043 of ERISA, with respect to any Plan unless the 30-day notice requirement with respect to such event has been waived by the PBGC, or

     (ii) the requirements of subsection (1) of Section 4043(b) of ERISA (without regard to subsection (2) of such Section) are met with respect to a Plan of a contributing sponsor, as defined in Section 4001(a)(13) of ERISA, and an event described in paragraph (9), (10),
          (11), (12) or (13) of Section 4043(c) of ERISA is reasonably expected to occur with respect to such Plan within the following 30 days,

(b) the application for a minimum funding waiver with respect to a Plan is submitted under Section 303 of ERISA or Section 412 of the Internal Revenue Code,

(c) the provision by the administrator of any Plan of a notice of intent to terminate such Plan, pursuant to Section 4041(a)(2) of ERISA (including any such notice with respect to a plan amendment referred to in Section 4041(e) of ERISA),

(d) the cessation of operations at a facility of QWI or any Restricted Entity or any ERISA Affiliate in the circumstances described in Section 4062(e) of ERISA,

(e) the withdrawal by QWI or any Restricted Entity or any ERISA Affiliate from a Multiple Employer Plan during a plan year for which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA,

(f) the conditions for imposition of a lien under Section 302(f) of ERISA shall have been met with respect to any Plan,

(g) the adoption of an amendment to a Plan requiring the provision of security to such Plan pursuant to Section 307 of ERISA, or

(h)  the institution by the PBGC of proceedings to terminate a Plan pursuant to
     Section 4042 of ERISA, or the occurrence of any event or condition described in Section 4042 of ERISA that constitutes grounds for the termination of, or the appointment of a trustee to administer, such Plan;

"EURIBOR" means with respect to a Euro Loan during the relevant Euro Interest
Period:

(a) the rate per annum (expressed on the basis of a 360-day year) determined by the Administrative Agent as being the rate shown on Telerate page 248 (as defined in the International Swaps and Derivatives Association, Inc. definitions, as modified and amended from time to time) as of 11:00 a.m. (Brussels, Belgium time) on the Interest Determination Date for Euro deposits for a period comparable to such Euro Interest Period, and if different rates are quoted for Euro deposits in varying amounts, in an amount which is closest to the Administrative Agent's (in its capacity as Lender) Lender's Proportion of such Euro Loan, or

(b) if for any reason the Telerate rates are not available in respect of the relevant Euro Interest Period, "EURIBOR" for such Euro Loan during the relevant Euro Interest Period shall mean the annual rate of interest (expressed on the basis of a year of 360 days and rounded upwards, if necessary, to the nearest whole multiple of 1/16th of 1%) determined by the Administrative Agent as being the rate of interest at which the Administrative Agent (in its capacity as Lender), in accordance with its normal practices, would be prepared to offer to leading banks in the interbank Euro market for delivery on the first day of the relative Euro Interest Period for a period equal to such Euro Interest Period based on the number of days comprised therein, deposits in Euros of amounts comparable to its (in its capacity as Lender) Lender's Proportion of such Euro Loan (and of any other Euro Loan of the Administrative Agent in its said capacity having a Euro Interest Period of the same duration and commencing on the same date) to be outstanding under this Agreement during such Euro Interest Period, at or about 11:00 a.m. (Brussels, Belgium time) on the applicable Interest Determination Date;

"EURO" or "EUROS" or "E" means the single currency of the member states of the European Union that have adopted or will adopt the Euro as its currency in accordance with legislation of the European Union relating to European Economic and Monetary Union;

"EURO INTEREST DATE" means the last day of each Euro Interest Period or, if a Borrower selects a Euro Interest Period longer than three months, it shall mean the date falling every three months after the beginning of such Euro Interest Period and the last day of the Euro Interest Period so selected;

"EURO INTEREST PERIOD" means, with respect to a Euro Loan, the initial period of approximately one month, two months, three months, six months or up to one year (as selected by a Borrower and notified to the Administrative Agent pursuant to Section 3.7 or 3.12, but always subject to availability to each Lender, respectively) commencing on and including the Drawdown Date or Conversion Date, as the case may be, applicable to such Euro Loan and ending on and including the last day of such period, and, thereafter (subject to availability to each Lender, respectively), each successive period, if any, of approximately one month, two months, three months, six months or up to one year (as selected by such Borrower for such Euro Loan and notified to the Administrative Agent pursuant to Section 6.1), but in all cases expiring no later than the Facility A Maturity Date in the case of a Euro Loan drawn under the Facility A, the

Facility B Maturity Date in the case of a Euro Loan drawn under the Facility B and the Facility C Maturity Date in the case of a Euro Loan drawn under the Facility C;

"EURO LIBOR" means with respect to a Euro Loan during the relevant Euro Interest
Period:

(a) the rate per annum (expressed on the basis of a 360-day year) determined by the Administrative Agent as being the rate shown on Telerate page 3750 (as defined in the International Swaps and Derivatives Association, Inc. definitions, as modified and amended from time to time) as of 11:00 a.m. (London, England time) on the Interest Determination Date for Euro deposits for a period comparable to such Euro Interest Period, and if different rates are quoted for Euro deposits in varying amounts, in an amount which is closest to the Administrative Agent's (in its capacity as Lender) Lender's Proportion of such Euro Loan, or

(b) if for any reason the Telerate rates are unavailable to determine the rate applicable to a Euro Loan, "EURO LIBOR" for such Euro Loan during the relevant Euro Interest Period shall mean the rate of interest per annum (expressed on the basis of a 360-day year) determined by the Administrative Agent by reference to the rates quoted on the Reuters Monitor Screen, page LIBO (or any successor source from time to time) as being the arithmetic average (rounded upwards, if necessary, to the nearest whole multiple of 1/16th of 1%) of the rates offered in London, England by reference banks shown on such screen as of 11:00 a.m. (London, England time) on the Interest Determination Date to make deposits in Euros with leading banks in the London interbank Euro market for a period comparable to such Euro Interest Period, and if different rates are quoted for deposits in varying amounts, in the amount which is closest to the Administrative Agent's (in its capacity as Lender) Lender's Proportion of such Euro Loan, or

(c) if for any reason neither the Telerate rates nor the Reuters Monitor Screen rates are available in respect of the relevant Euro Interest Period, "EURO LIBOR" for such Euro Loan during the relevant Euro Interest Period shall mean the annual rate of interest (expressed on the basis of a year of 360 days and rounded upwards, if necessary, to the nearest whole multiple of 1/16th of 1%) determined by the Administrative Agent as being the rate of interest at which the Administrative Agent (in its capacity as Lender), in accordance with its normal practices, would be prepared to offer to leading banks in the London interbank Euro market for delivery on the first day of the relative Euro Interest Period for a period equal to such Euro Interest Period based on the number of days comprised therein, deposits in Euros of amounts comparable to its (in its capacity as Lender) Lender's Proportion of such Euro Loan (and of any other Euro Loan of the Administrative Agent in its said capacity having a Euro Interest Period of the same duration and commencing on the same date) to be outstanding under this Agreement during such Euro Interest Period, at or about 11:00 a.m. (London, England time) on the applicable Interest Determination Date, or

(d) if Euribor has been elected by QWI as the basis of calculation of the rate of interest to be applicable to Euro Loans in accordance with the provisions of Section 6.3, then "EURO LIBOR" shall mean Euribor as and from the applicable dates set forth in such Section 6.3;

"EURO LOAN" or "EURO LOANS" means, at any given time, any Loan or Loans or any portion thereof which a Borrower has elected pursuant to Section 3.7, 3.12 or
6.1 to denominate in Euros and on which the Borrower must pay interest on a Euro Libor basis in accordance with Section 4.1.5;

"EURO RATE RESERVE PERCENTAGE" for any Euro Interest Period for all Euro Loans comprising part of the same Borrowing means the reserve percentage applicable two Business Days before the first day of such Euro Interest Period under regulations issued from time to time by the Board of Governors of the Federal Reserve System (or any successor) of the United States of America for determining the reserve requirement (including, without limitation, any emergency, supplemental or other marginal reserve requirement) for a member bank of the Federal Reserve System in New York City with respect to liabilities or assets consisting of or including Eurocurrency Liabilities (or with respect to any other category of liabilities that includes deposits by reference to which the interest rate on Euro Loans is determined) having a term equal to such Euro Interest Period;

"EUROCURRENCY LIABILITIES" has the meaning specified in Regulation D of the Board of Governors of the Federal Reserve System of the United States of America, as in effect from time to time;

"EVENT OF DEFAULT" means any of the events or circumstances set out in Section 15.1;

"EXCLUDED TAXES" means any tax on the overall net income of any Lender (including any branch profits tax or any similar tax on net income from carrying on business in a particular jurisdiction) and any capital or franchise tax payable by such Lender;

"EXISTING ACTIONS" means any actions, suits, investigations, litigation or proceedings with respect to QWI and its Subsidiaries disclosed in the Public Information;

"EXPOSURE" means, with respect to any Lender, at any time, without duplication, the sum in US$ of (a) the aggregate principal amount of Loans (in US$ or the Equivalent Amount in US$ if such Loans are outstanding in any other currency) of such Lender under a particular Credit Facility including without limitation, such Lender's Lender's Proportion of the Aggregate Amount of the Swingline Loans then outstanding under a particular Credit Facility, (b) such Lender's Lender's Proportion of the Aggregate Face Amount of all Letters of Credit outstanding under a particular Credit Facility and (c) the Equivalent Amount in US$ of the aggregate face amount of all Bankers' Acceptances issued by such Lender under a particular Credit Facility;

"FACE AMOUNT" of any Letter of Credit means the maximum amount from time to time available to be drawn thereunder by the beneficiary thereof, determined without regard to whether any conditions to drawing could then be met;

"FACILITY A" means the extendible revolving credit facility made available to QWI and QWUSA pursuant to Section 3.2 during the Facility A Revolving Period and includes the Swingline Subfacility A;

"FACILITY A COMMITMENT" means, with respect to each Facility A Lender, the obligation of such Lender to make available to QWI and QWUSA, Borrowings under the Facility A in an aggregate principal or face amount at any one time outstanding of up to, but not exceeding, its Lender's Proportion of the Facility A Total Commitment;

"FACILITY A LENDERS" means the collective reference to each Lender identified on
Schedule 1.1.1 as having a Facility A Commitment, and "FACILITY A LENDER" means any such Lender;

"FACILITY A MATURITY DATE" means the date falling on the last day of the Facility A Revolving Period;

"FACILITY A REVOLVING PERIOD" means the period commencing on the Effective Date and ending on January 30, 2009 unless such period is extended in accordance with
Section 3.10.1, in which case such period shall include any additional one-year extension(s) consented to and computed in accordance with such Section;

"FACILITY A TOTAL COMMITMENT" means US$250,000,000 or the Equivalent Amount in Canadian Dollars, or, up to US$75,000,000, in Euros, or any combination thereof, and includes the Swingline A Commitment and the LC A Commitment, to the extent not cancelled, reduced or otherwise terminated as herein provided;

"FACILITY B" means the extendible revolving credit facility made available to QWI and QWUSA pursuant to Section 3.3 during the Facility B Revolving Period and includes the Swingline Subfacility B;

"FACILITY B COMMITMENT" means, with respect to each Facility B Lender, the obligation of such Lender to make available to QWI and QWUSA, Borrowings under the Facility B in an aggregate principal or face amount at any one time outstanding of up to, but not exceeding, its Lender's Proportion of the Facility B Total Commitment;

"FACILITY B LENDERS" means the collective reference to each Lender identified on
Schedule 1.1.1 as having a Facility B Commitment, and "FACILITY B LENDER" means any such Lender;

"FACILITY B MATURITY DATE" means the date falling on the last day of the Facility B Revolving Period;

"FACILITY B REVOLVING PERIOD" means the period commencing on the Effective Date and ending on January 30, 2009 unless such period is extended in accordance with
Section 3.10.2, in which case such period shall include any additional one-year extension(s) consented to and computed in accordance with such Section;

"FACILITY B TOTAL COMMITMENT" means US$500,000,000 or the Equivalent Amount in Canadian Dollars, or, up to US$200,000,000, the Equivalent Amount in Euros, or any combination thereof and includes the Swingline B Commitment, the whole to the extent not otherwise cancelled, reduced or terminated as herein provided;

"FACILITY C" means the extendible revolving credit facility made available to QWUSA pursuant to Section 3.4 during the Facility C Revolving Period and includes the Swingline Subfacility C;

"FACILITY C COMMITMENT" means with respect to each Facility C Lender, the obligation of such Lender to make available to QWUSA, Borrowings under the Facility C in an aggregate principal or face amount at one time outstanding of up to, but not exceeding, its Lender's Proportion of the Facility C Total Commitment;

"FACILITY C LENDERS" means the collective reference to each Lender identified on
Schedule 1.1.1 as having a Facility C Commitment, and "FACILITY C LENDER" means any such Lender;

"FACILITY C MATURITY DATE" means the date falling on the last day of the Facility C Revolving Period;

"FACILITY C REVOLVING PERIOD" means the period commencing on the Effective Date and ending on January 30, 2009 unless such period is extended in accordance with
Section 3.10.3, in which case such period shall include any additional one-year extension(s) consented to and computed in accordance with such Section;

"FACILITY C TOTAL COMMITMENT" means US$250,000,000 or, up to US$75,000,000, the Equivalent Amount in Euros, or any combination thereof, includes the Swingline C Commitment and the LC C Commitment, the whole to the extent not otherwise cancelled, reduced or terminated as herein provided;

"FEDERAL FUNDS EFFECTIVE RATE" means, for any day, an interest rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System in the United States of America arranged by federal funds brokers, as published for such day (or if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day in New York City, N.Y., U.S.A., the average of the quotations for such day in respect of such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by it;

"FFE RATE" has the meaning ascribed thereto in the definition of US Base Rate;

"FINAL MATURITY DATE" means the latest to occur of the Facility A Maturity Date, the Facility B Maturity Date and the Facility C Maturity Date;

"FINANCE PARTIES" means collectively each of the Lenders, the Arranger and the Administrative Agent and "FINANCE PARTY" means any one of them;

"FINANCIAL COMPANY RESTRICTED ENTITY" means any Restricted Entity which is a special purpose finance Subsidiary wholly-owned directly or indirectly by QWI whose activity is limited to raising private and/or public Indebtedness, provided that the net proceeds from such private or public Indebtedness are remitted to QWI or QWUSA and provided further that if less than all the net proceeds of all such Indebtedness are remitted to QWI or QWUSA, then that portion of such Indebtedness which is not so remitted shall be deemed to constitute Indebtedness of an Operating Restricted Entity for the purposes of
Section 12.2.4;

"FRONTED LETTER OF CREDIT" has the meaning set forth in Section 8.1;

"FRONTING FEE" means the fee referred to in Section 8.8 (2);

"GAAP" means Canadian GAAP, or, as the case may be, generally accepted accounting principles in effect from time to time in the United States of America, applicable to the relevant Person, applied in a consistent manner from period to period;

"GOVERNMENTAL AUTHORITY" means any government or any agency, bureau, board, commission, court, department, official, tribunal or other instrumentality of any government, whether federal, state, provincial, territorial or local, domestic or foreign, that has, in each case, jurisdiction over the matter in question;

"GRANTING LENDER" has the meaning set forth in Section 19.3(a);

"GUARANTEE" of any Person means, without duplication, all guarantees, endorsements (other than for collection or deposit in the ordinary course of business) and other obligations (contingent or otherwise) of such Person: to pay, purchase, provide funds (whether by the advance of money, the purchase of or subscription for shares or other securities, the purchase of assets or services, the indemnification in respect of letters of credit and letters of guarantee issued in respect of Indebtedness) for the payment of, or to make Investments in any other Person or to maintain the capital, working capital, solvency or general financial condition of any other Person or to indemnify against the consequences of default in the payment of, or otherwise be responsible for, any Indebtedness, damages, losses or liabilities of any other Person (and "GUARANTOR" or "GUARANTOR" shall be construed accordingly); the amount of each Guarantee shall be deemed to be an amount equal to the outstanding amount of the primary obligation of the obligor to whom the Guarantee relates, unless the Guarantee is limited to a determinable amount in which case the amount of such Guarantee shall be deemed to be such determinable amount; the word "GUARANTEE" when used as a verb has the correlative meaning;

"HAZARDOUS MATERIALS" means:

(a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing levels of polychlorinated biphenyls, and radon gas,

(b) any chemicals, materials or substances defined as or included in the definition of "hazardous substances", "hazardous waste", "hazardous materials", "extremely hazardous waste", "restricted hazardous waste", "toxic substances", "toxic pollutants", "contaminants", or "pollutants", or words of similar import, under any applicable Environmental Law, and

(c) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any governmental authority;

"HEDGE AGREEMENT" means any swap agreement, cap agreement, collar agreement, futures contract, forward contract or similar agreement or arrangement designed to protect against or mitigate the effect of fluctuations in interest rates, foreign exchange rates or the prices of commodities;

"INCREASED ACCEPTANCE FEE" has the meaning ascribed to such expression in
Section 4.2.3;

"INCREASED ISSUANCE FEE" has the meaning ascribed thereto in Section 4.2.5;

"INDEBTEDNESS" of any Person means, without duplication, (in each case, whether such obligation is with full or limited recourse):

(a)  any obligation of such Person for borrowed money,

(b) any obligation of such Person evidenced by a bond, debenture, note or other similar instrument,

(c) any obligation of such Person to pay the deferred purchase price of property or services, except a trade account payable that arises in the ordinary course of business,

(d)  any obligation of such Person as lessee under a Capitalized Lease,

(e) any obligation of such Person to reimburse any other Person in respect of amounts drawn or drawable under any letter of credit (other than amounts drawn or drawable under letters of credit to the extent that such amounts have been Cash Collateralized by such Person or for its benefit by any other Person) or other Guarantee (excluding letters of guarantee for the performance of obligations and any form of "bid bond") issued by such other Person, whether contingent or non-contingent,

(f)  Redeemable Preferred Shares,

(g) any obligation of such Person to purchase securities or other property that arises out of or in connection with the sale of the same or substantially similar securities or property,

(h) any Indebtedness of others secured by a Lien on any asset of such Person, and

(i)  any Indebtedness of others Guaranteed by such Person;

"INDEMNITEES" has the meaning set forth in Section 13.2;

"INTEREST DATE" means the first day of each month;

"INTEREST DETERMINATION DATE" means with respect to (i) a Libor Loan, the date which is two Business Days prior to the first day of the Libor Interest Period applicable to such Libor Loan and (ii) a Euro Loan, the date which is two TARGET Business Days prior to the first day of the Euro Interest Period applicable to such Euro Loan or in each case such other day on which it is market practice in the relevant interbank market for leading banks to give quotations for deposits in the relevant currency for delivery on the first day of the Libor Interest Period or Euro Interest Period, as the case may be, as determined by the Administrative Agent;

"INTEREST EXPENSE" means, for any period for any Person, interest expense of such Person (including without limitation interest expense attributable to Capitalized Leases in accordance with GAAP) and Dividends accrued or paid on Redeemable Preferred Shares, but excluding (other than for the purposes of the definition of EBITDA) any expense or charge related to the issuance of debt described in paragraph 11.3(i);

"INTEREST PAYMENT DATE" means with respect to a Cdn. Prime Rate Loan, a US Base Rate Loan and a US Prime Rate Loan, each Interest Date or if such Interest Date is not a Business Day, the immediately following Business Day;

"INTERNAL REVENUE CODE" means the Internal Revenue Code of 1986 of the United States, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

"INVESTMENT" of any Person means (a) any Capital Stock, evidence of Indebtedness or other obligation, security or instrument issued by, or any other interest in, any other Person, (b) any loan, advance or extension of credit to, guarantee of Indebtedness of, or any contribution to the capital of, any other Person and (c) any other investment or interest in any other Person, all as determined in accordance with GAAP;

"ISP98" means the International Standard Practices ISP98, as published by the International Chamber of Commerce and in effect from time to time;

"ISSUANCE FEE" means the fee referred to in Section 8.8 (1);

"ISSUANCE FEE REFUND" has the meaning ascribed thereto in Section 4.2.4;

"ISSUE DATE" means the date of issuance of a Letter of Credit, which date must be a Business Day;

"ISSUING BANK" means the issuer of Fronted Letters of Credit on the basis that it is "fronting" for other Lenders under the applicable Credit Facility and not on the basis that it is the attorney of the other Lenders to sign Letters of Credit on their behalf, and for this purpose means (i) for Fronted Letters of Credit issued at the request of QWI, any Cdn Qualified Lender or an Affiliate thereof designated by QWI that accepts to be an Issuing Bank hereunder and so notifies the

Administrative Agent and (ii) for Fronted Letters of Credit issued at the request of QWUSA, any US Qualified Lender or an Affiliate thereof designated by QWUSA that accepts to be an Issuing Bank hereunder and so notifies the Administrative Agent. The Issuing Bank may, upon obtaining the consent of the proposed beneficiary of a Letter of Credit, arrange for such Letter of Credit to be issued by Affiliates of the Issuing Bank provided that such arrangements shall not increase the costs related to such issuance (including any obligation to pay withholding tax) and shall not have any adverse financial effect on the relevant Borrower, in which case the term "Issuing Bank" shall include any such Affiliate with respect to such Letter of Credit issued by such Affiliate;

"ITA" means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended, supplemented or re-enacted from time to time;

"JUDGMENT CONVERSION DATE" has the meaning set forth in Section 21.1;

"JUDGMENT CURRENCY" means judgment currency as defined in Section 21.1;

"LC A COMMITMENT" means US$80,000,000 or the Equivalent Amount in any other currency acceptable to the Applicable Lenders;

"LC AGGREGATE COMMITMENT" means US$100,000,000 or the Equivalent Amount in any other currency acceptable to the Applicable Lenders;

"LC C COMMITMENT" means US$20,000,000 or the Equivalent Amount in any other currency acceptable to the Applicable Lenders;

"LC COMMITMENT" means any of the LC A Commitment or LC C Commitment;

"LC ISSUER" has the meaning set forth in Section 8.1 and "LC ISSUERS" is the collective reference to all LC Issuers;

"LC TERM" has the meaning ascribed thereto in Section 4.2.4;

"LENDERS" means all of the Facility A Lenders, the Facility B Lenders and the Facility C Lenders, and includes the Swingline Lenders and the LC Issuers in such capacity, and, in each case, includes their respective successors and assigns and "LENDER" means any one of them;

"LENDER'S PROPORTION" means, at any time:

(a) in respect of any Credit Facility, as to any Lender, the proportion borne by the Commitment of such Lender under such Credit Facility to the Facility A Total Commitment, the Facility B Total Commitment or the Facility C Total Commitment, as the case may be, as it may be adjusted from time to time as a result of prepayments or cancellations, or further to an assignment pursuant to Section 19.3, and

(b) in respect of the Aggregate Commitment, as to any Lender, the proportion borne by the Commitments of such Lender in respect of all Credit Facilities to the Aggregate Commitment, as it may be adjusted from time to time as a result of prepayments or cancellations, or further to any assignment pursuant to Section 19.3;

"LETTERS OF CREDIT" is the collective reference to any outstanding letter of guarantee or any documentary, stand-by or other letter of credit, and all renewals and substitutions therefor, denominated in Cdn$, US$ or any other currency acceptable to the Applicable Lenders, issued from time to time pursuant to the provisions hereof, for the account of a Borrower under a Credit Facility and includes the Fronted Letters of Credit issued by the applicable Issuing Bank on behalf of the Applicable Lenders and the POA Letters of Credit issued by the Applicable Lenders under the applicable Credit Facility on a several basis and "LETTER OF CREDIT" means any Letter of Credit;

"LIBOR" means with respect to a Libor Loan during the relevant Libor Interest
Period:

(a) the rate per annum (expressed on the basis of a 360-day year) determined by the Administrative Agent as being the rate shown on Telerate page 3750 (as defined in the International Swaps and Derivatives Association, Inc. definitions, as modified and amended from time to time) as of 11:00 a.m. (London, England time) on the Interest Determination Date for US Dollar deposits for a period comparable to such Libor Interest Period, and if different rates are quoted for US Dollar deposits in varying amounts, in an amount which is closest to the Administrative Agent's (in its capacity as Lender) Lender's Proportion of such Libor Loan, or

(b) if for any reason the Telerate rates are unavailable to determine the rate applicable to a Libor Loan, "LIBOR" for such Libor Loan during the relevant Libor Interest Period shall mean the rate of interest per annum (expressed on the basis of a 360-day year) determined by the Administrative Agent by reference to the rates quoted on the Reuters Monitor Screen, page LIBO (or any successor source from time to time) as being the arithmetic average (rounded upwards, if necessary, to the nearest whole multiple of 1/16th of 1%) of the rates offered in London, England by reference banks shown on such screen as of 11:00 a.m. (London, England time) on the Interest Determination Date to make deposits with leading banks in the London interbank eurodollar market in US Dollars for a period comparable to such Libor Interest Period, and if different rates are quoted for deposits in varying amounts, in the amount which is closest to the Administrative Agent's (in its capacity as Lender) Lender's Proportion of such Libor Loan, or

(c) if for any reason neither the Telerate rates nor the Reuters Monitor Screen rates are available in respect of the relevant Libor Interest Period, "LIBOR" for such Libor Loan during the relevant Libor Interest Period shall mean the annual rate of interest (expressed on the basis of a year of 360 days and rounded upwards, if necessary, to the nearest whole multiple of 1/16th of 1%) determined by the Administrative Agent as being the rate of interest at which the Administrative Agent (in its capacity as Lender), in accordance with its normal practices, would be prepared to offer to leading banks in the London interbank eurodollar market for delivery on the first day of the relative Libor Interest Period for a period equal to such Libor Interest Period based on the number of days comprised therein, deposits in US Dollars of amounts comparable to its (in its capacity as Lender) Lender's Proportion of such Libor Loan (and of any other Libor Loan of the Administrative Agent in its said capacity having a Libor Interest Period of the same duration and commencing on the same date) to be outstanding under this Agreement during such Libor Interest Period, at or about 11:00 a.m. (London, England time) on the applicable Interest Determination Date;

"LIBOR INTEREST DATE" means the last day of each Libor Interest Period or, if a Borrower selects a Libor Interest Period longer than three months, the date falling every three months after the beginning of such Libor Interest Period and the last day of the Libor Interest Period so selected;

"LIBOR INTEREST PERIOD" means, with respect to a Libor Loan, the initial period of approximately one month, two months, three months, six months or up to one year or of approximately 10 to 180 days (in each case as selected by a Borrower and notified to the Administrative Agent pursuant to Section 3.7 or 3.12, but always subject to availability to each Lender, respectively) commencing on and including the Drawdown Date or Conversion Date, as the case may be, applicable to such Libor Loan and ending on and including the last day of such period, and, thereafter (subject to availability to each Lender, respectively), each successive period, if any, of approximately one month, two months, three months, six months or up to one year or of approximately 10 to 180 days (in each case as selected by such Borrower for such Libor Loan and notified to the Administrative Agent pursuant to Section 5.1), but in all cases expiring no later than the Facility A Maturity Date in the case of a Libor Loan drawn under the Facility A, the Facility B Maturity Date in the case of a Libor Loan drawn under the Facility B and the Facility C Maturity Date in the case of a Libor Loan drawn under the Facility C;

"LIBOR LOAN" or "LIBOR LOANS" means, at any given time, any Loan or Loans or any portion thereof which a Borrower has elected pursuant to Section 3.7, 3.12 or
5.1 to denominate in US Dollars and on which such Borrower must pay interest on a Libor basis in accordance with Section 4.1.4;

"LIBOR RATE RESERVE PERCENTAGE" for any Libor Interest Period for all Libor Loans comprising part of the same Borrowing means the reserve percentage applicable two Business Days before the first day of such Libor Interest Period under regulations issued from time to time by the Board of Governors of the Federal Reserve System (or any successor) of the United States of America for determining the reserve requirement (including, without limitation, any emergency, supplemental or other marginal reserve requirement) for a member bank of the Federal Reserve System in New York City with respect to liabilities or assets consisting of or including Eurocurrency Liabilities (or with respect to any other category of liabilities that includes deposits by reference to which the interest rate on Libor Loans is determined) having a term equal to such Libor Interest Period;

"LIEN" means any hypothec, security interest, mortgage, pledge, prior claim, lien, claim, charge, cession, transfer, assignment or encumbrance of whatever kind or nature that secures the payment of any Indebtedness or liability or the observance or performance of any obligation, including any title retention agreement, lessor's interest under a Capitalized Lease or analogous instrument in, of, or on any asset or property or the income or profits therefrom of a Person;

"LOAN ACCOUNT" means the account or accounts established by the Administrative Agent pursuant to Section 9.9;

"LOAN DOCUMENTS" means this Agreement, each Loan Party Guarantee and each document, instrument or agreement entered into by or between any Loan Party, any Lender, the Administrative Agent or any other Person in connection with the transactions contemplated herein or therein or which is supplemental hereto or thereto (including without limitation any Letter of Credit and document entered into in connection with the Letters of Credit), as amended, restated, supplemented or otherwise modified from time to time and "LOAN DOCUMENT" means any of the foregoing individually;

"LOAN PARTIES" means, collectively, the Borrowers and QPHC and "LOAN PARTY" means any one of them;

"LOAN PARTY GUARANTEE" means a guarantee executed and delivered by each of QWUSA and QPHC, as required under this Agreement, substantially in the form or to the effect of Schedule 1.1.4 of the Original Credit Agreement, as amended, restated, supplemented or otherwise modified from time to time;

"LOANS" means at any given time, the aggregate of the loans made available by the Lenders to, or to the order of, a Borrower under the Credit Facilities and includes, without limitation, the Swingline Loans made by the Swingline Lenders; and "LOAN" means any one of them;

"LOSSES" shall have the meaning set forth in Section 13.2;

"MAJORITY LENDERS" means, at any time, Lenders:

(a) if no Borrowings are outstanding at such time, whose Commitments then aggregate more than 50% of the Aggregate Commitment or, if the Aggregate Commitment has been reduced to zero, aggregated more than 50% of the Aggregate Commitment immediately before the reduction, or

(b) whose Borrowings then aggregate more than 50% of the aggregate amount of Borrowings outstanding hereunder under all Credit Facilities at that time;

"MARGIN STOCK" has the meaning specified in Regulation U;

"MATERIAL(LY) ADVERSE EFFECT" means:

(a) any material adverse change in the assets, properties, operations, financial, condition or business prospects of QWI and the Restricted Entities, taken as a whole, or

(b)  any material impairment:

     (i) in the ability of any Borrower to timely pay any amounts due under the Loan Documents;

     (ii) in the ability of any Borrower to fulfill any other covenant or obligation of a material nature arising under the Loan Documents, or

     (iii) in the validity or enforceability of the Loan Documents;

"MOODY'S" means Moody's Investors Services, Inc.;

"MULTIEMPLOYER PLAN" means a multiemployer plan, as defined in Section 4001(a)(3) of ERISA, to which QWI or any Restricted Entity or any ERISA Affiliate is obligated to make, or is accruing an obligation to make, contributions at the time in question, or has, within any of the preceding five plan years made or accrued an obligation to make, contributions;

"MULTIPLE EMPLOYER PLAN" means a single employer plan, as defined in Section 4001(a)(15) of ERISA, that:

(a) at the time in question is maintained for employees of QWI or any Restricted Entity or any ERISA Affiliate and at least one Person other than QWI or any such Restricted Entity or ERISA Affiliates or

(b) was so maintained and in respect of which QWI or any Restricted Entity or ERISA Affiliate could have liability under Section 4064 or 4069 of ERISA in the event such plan has been or were to be terminated;

"NEW OPERATING RESTRICTED ENTITY" has the meaning ascribed to such expression in
Section 12.2.4;

"NON-BA LENDER" means a Lender which is a "foreign bank", other than an "authorized foreign bank", as such terms are defined in the Bank Act (Canada), as it may be amended, or which cannot or does not as a matter of policy accept bankers' acceptances;

"NON-BANK LENDER" means a Person that is not a United States Person and that is not described in Section 881(c)(3) of the Internal Revenue Code;

"NON-CONSENTING BANK" has the meaning ascribed to such expression in Sections 3.10.1, 3.10.2 and 3.10.3;

"NON-RECOURSE CREDITOR" means (i) a creditor of a Non-Recourse Subsidiary or of a Project Vehicle whose recourses are limited, in respect of any debt or liability of such Non-Recourse

Subsidiary or Project Vehicle to such creditor, to the cash flow and other assets of such Non-Recourse Subsidiary or Project Vehicle, to the Capital Stock of such Non-Recourse Subsidiary or to the participation of QWI or any of its Restricted Entities in the Project Vehicle carrying out the specific Project for which such Non-Recourse Subsidiary or Project Vehicle was formed, the whole to the exclusion of any and all other recourses whether by way of Guarantees or otherwise against QWI or any of its Restricted Entities or against any third party having recourse against QWI or any of its Restricted Entities in respect of such debt or liability or, (ii) a creditor to whom is owed by QWI or any of its Restricted Entities, Indebtedness for borrowed money to finance the Start-up Costs of a Project carried out by QWI or such Restricted Entity and whose recourses in respect of such Indebtedness for borrowed money are limited to the cash flow and the other assets of such Project (to the exclusion of any other cash flow or asset);

"NON-RECOURSE INDEBTEDNESS" means Indebtedness for borrowed money (i) contracted for the purpose of financing the Start-up Costs of a specific Project carried out (alone or in association with others) by QWI, any of its Restricted Entities or by a Non-Recourse Subsidiary or a Project Vehicle and (ii) due or otherwise owing by QWI or such Restricted Entity or Non-Recourse Subsidiary or Project Vehicle to a creditor being a Non-Recourse Creditor by reason of QWI or such Restricted Entity or Non-Recourse Subsidiary or Project Vehicle being indebted or liable to such creditor in respect of such Indebtedness for borrowed money;

"NON-RECOURSE SUBSIDIARY" means a direct or indirect Subsidiary of QWI who meets all of the following conditions:

(i) it was formed to carry out a specific Project, whether alone or in association with others; and

(ii) its only assets consist of (a) assets relating to such Project or (b) shares or any other form of participating interest held, directly or indirectly, in a Project Vehicle, which in turn owns assets relating to such Project; and

(iii) it owes to one or more creditors Indebtedness for borrowed money or it owns (directly or indirectly) shares or any other form of participating interest in a Project Vehicle which owes Indebtedness for borrowed money to one or more creditors, in all cases contracted for the purpose of financing the Start-up Costs of such Project or purchasing the participation of other participants in such Project, where the recourses of such creditor(s) in relation to such Indebtedness for borrowed money are limited to (a) the assets of such Project or Project Vehicle, (b) Capital Stock of such Subsidiary or (c) recourses against such Subsidiary or Project Vehicle; and

(iv) neither QWI nor any other Restricted Entity is liable or has issued a Guarantee or has otherwise obligated itself either directly or indirectly in respect of debts and liabilities of such Subsidiary or Project Vehicle otherwise than by giving to the creditor of such debts or liabilities and in relation thereto a recourse limited to (a) the Capital Stock of such Subsidiary or (b) the participation of QWI or any of its Restricted Entities in the Project

     Vehicle carrying out the specific Project for which such Subsidiary or Project Vehicle was formed,

it being understood and agreed that upon the debts or liabilities of such Subsidiary to such creditor(s) in respect of such Indebtedness for borrowed money and any such Guarantee being repaid, released or otherwise satisfied, such Subsidiary shall then cease, for all purposes of this Agreement, to be a Non-Recourse Subsidiary;

"NON-RESTRICTED ENTITY" means (a) each Person less than 50% plus one of the Capital Stock of which is owned by QWI, directly or indirectly, through a Restricted Entity, and (b) each Subsidiary of a Non-Restricted Entity;

"NOTICE OF BORROWING" means a notice requesting a Borrowing hereunder issued pursuant to, inter alia, Section 3.7, Section 8.4 or Section 8.7;

"OPERATING RESTRICTED ENTITY" means any Restricted Entity other than QWUSA, QPHC and a Financial Company Restricted Entity;

"OUTSTANDING SWINGLINE AMOUNT" has the meaning set forth in Section 3.5.2;

"PARTICIPANT" shall have the meaning set forth in Section 19.3(a);

"PBGC" means the Pension Benefit Guaranty Corporation of the United States (or any successor thereto);

"PERMITTED ENCUMBRANCES" means the encumbrances on assets of the Borrowers and the other Restricted Entities listed in Schedule 1.1.3;

"PERSON" or "PERSONS" has the meaning set forth in Section 1.4;

"PLAN" means a Single Employer Plan or a Multiple Employer Plan;

"POA LETTER OF CREDIT" has the meaning set forth in Section 8.1;

"PROJECT" means the acquisition, construction and development of newly acquired assets (which must include tangible assets) forming an economic unit capable (on the basis of reasonable initial assumptions) to generate sufficient cash flow to cover the operating costs and debt service required to finance the undertaking relating to such assets over a period of time which is less than the projected economic life of the assets and includes any commercial operation for which such assets were so acquired, constructed or developed and which is subsequently carried on with such assets by such economic unit;

"PROJECT VEHICLE" means a corporate entity or an unincorporated entity, whether or not having a legal personality (including a joint-venture, a partnership, a trust, a co-ownership scheme or other business combination or risk-sharing scheme) in which QWI or any of its Restricted

Entities owns shares or any other form of ownership or participating interest and which meets all of the following conditions:

(i)  it was formed to carry out a specific Project;

(ii) its only assets consist of assets relating to such Project;

(iii) if such entity is a Subsidiary, it is a Non-Recourse Subsidiary; and

(iv) neither QWI nor any of its Restricted Entities is liable or has issued a Guarantee or has otherwise obliged itself either directly or indirectly for or in respect of debts or liabilities incurred to finance such entity or the Project carried out by such entity otherwise than by giving to the creditor of such debts or liabilities and in relation thereto a recourse limited to (a) the assets of such Project or (b) its shares or other form of ownership or participating interest in such entity;

"PROPERTIES" means the real or immovable properties owned or occupied by QWI or any Restricted Entity;

"PUBLIC INFORMATION" means the most recent Form 40-F issued by QWI and information filed by QWI under Form 6-K in each case prior to the date of execution of this Amended and Restated Credit Agreement;

"QPHC" means Quebecor Printing Holding Company, a wholly-owned Subsidiary of QWI and the sole shareholder of all the issued and outstanding Capital Stock of QWUSA other than Redeemable Preferred Shares, if any;

"QWI'S CONSOLIDATED NET TANGIBLE ASSETS" means on a Consolidated basis, at any time, the book value of all assets of QWI and its Subsidiaries less (i) current liabilities and (ii) goodwill and all other intangible assets, in each case, as appearing on QWI's consolidated financial statements and determined in accordance with GAAP;

"QWI'S DEBT" means, without duplication, the aggregate of all Indebtedness of QWI and its Subsidiaries, determined on a Consolidated basis, in accordance with Canadian GAAP;

"QWI'S DEBT TO EBITDA RATIO" means at any time, the ratio, determined on a Consolidated basis, and calculated as at the end of each fiscal quarter of QWI, of (y) QWI's Debt to (z) the EBITDA of QWI and its Subsidiaries during such fiscal quarter and the three fiscal quarters immediately preceding such fiscal quarter;

"QWI'S EQUITY" means, without duplication, the sum of shareholders' equity of QWI and non-controlling interests of QWI, in each case determined on a Consolidated basis, in accordance with Canadian GAAP;

"REDEEMABLE PREFERRED SHARES" means, with respect to any Person, any share of such Person's Capital Stock to the extent that it is redeemable, payable or required to be purchased or otherwise retired or extinguished, or convertible into any Indebtedness or other liability of such Person, the whole prior to the Final Maturity Date and at the option of the holder of such Capital Stock, whether or not it pays Dividends at a specified or non-specified rate and whether or not such Capital Stock has preference over common stock in any respect;

"REDUCED ACCEPTANCE FEE" has the meaning ascribed to such expression in Section 4.2.2;

"REDUCED ISSUANCE FEE" has the meaning ascribed thereto in Section 4.2.4;

"REGULATION U" means Regulation U of the Board of Governors of the Federal Reserve System of the United States of America, as in effect from time to time;

"REPORTABLE EVENT" means, with respect to any Benefit Plan of any Person, (a) the occurrence of any of the events set forth in ERISA Section 4043(b) (other than a Reportable Event as to which the provision of 30 days' notice to the PBGC is waived under applicable regulations), 4068(e) or 4063(a) or the regulations thereunder with respect to such Benefit Plan, (b) any event requiring such Person or any of its ERISA Affiliates to provide security to such Benefit Plan under Internal Revenue Code Section 401(a)(29) or (c) any failure to make a payment required by Internal Revenue Code Section 412(m) with respect to such Benefit Plan;

"RESPONSIBLE OFFICER" means, with respect to any Person, the president, the chief executive officer, the chief financial officer, the corporate controller, the treasurer, the assistant treasurer, the corporate secretary or the assistant corporate secretary of such Person, provided that, with respect to financial matters, it shall mean the chief financial officer, the corporate controller, the treasurer or the assistant treasurer of such Person;

"RESTRICTED ENTITY" means any Subsidiary whose Capital Stock is at least 50% plus one owned directly or indirectly by QWI (including QWUSA, QPHC, any Operating Restricted Entity and any Financial Company Restricted Entity);

"ROYAL" means Royal Bank of Canada and its successors and permitted assigns;

"ROYAL'S SWINGLINE A COMMITMENT" means US$20,000,000 or its Equivalent Amount in Canadian Dollars;

"ROYAL'S SWINGLINE B COMMITMENT" means US$20,000,000 or its Equivalent Amount in Canadian Dollars;

"SCHEDULE I BANK" means any bank named on Schedule I to the Bank Act (Canada);

"SCHEDULE II BANK" means any bank named on Schedule II to the Bank Act (Canada);

"SCHEDULE III BANK" means any bank named on Schedule III to the Bank Act
(Canada);

"SCHEDULE II AND SCHEDULE III REFERENCE BANKS" means ABN AMRO Bank N.V., Canada Branch and BNP Paribas (Canada) and, as the case may be, any other Lender which is a

Schedule II Bank or a Schedule III Bank, as the case may be, appointed as such in replacement of one of the said Lenders pursuant to Section 18.27;

"SCHEDULES" means the schedules to this Agreement as the same may be amended, modified, supplemented or restated from time to time;

"SINGLE EMPLOYER PLAN" means a single employer plan, as defined in Section 4001
(a) (15) of ERISA, that

(a) at the time in question is maintained for employees of QWI or any Restricted Entity or ERISA Affiliate and no Person other than QWI or any Restricted Entity and its ERISA Affiliates, or

(b) was so maintained and in respect of which QWI or any Restricted Entity or ERISA Affiliate could have liability under Section 4069 of ERISA in the event such plan has been or were to be terminated;

"SOLVENT" means, when used with respect to any Person, that

(a) the aggregate of such Person's property is, at a fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would be sufficient, to enable payment of all such Person's obligations and liabilities (including Contingent Liabilities), due and accruing due,

(b)  such Person is able to meet its obligations generally as they become due,

(c) such Person has not ceased paying its current obligations in the ordinary course of business generally as they become due,

(d) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond its ability to pay as such debts and liabilities mature,

(e) such Person is not engaged, and is not about to engage, in business or a transaction for which its property would constitute an unreasonably small capital, and

(f)  such Person is otherwise solvent under Applicable Law;

"STANDARD & POOR'S" means Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc.;

"START-UP COSTS" means, in relation to a Project, (i) the costs of acquisition, construction and/or development of the newly acquired assets forming part of such Project and which have to be constructed, acquired or developed to form the economic unit required to be formed to initially constitute such Project and
(ii) the principal amount of money which, at the inception of the commercial operations to be conducted with such assets, is then reasonably estimated as being the amount required to provide the Project with a sufficient initial working capital;

"SUBSIDIARY" means, with respect to any Person, any other Person (a) Capital Stock of which having ordinary voting power to elect a majority of the board of directors (or other person having similar functions) or (b) other ownership interests of which ordinarily constituting a majority voting interest, are at the time, directly or indirectly, owned or controlled by such first Person, or by one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries;

"SWINGLINE ACCOUNT" means either a Canadian Dollar Swingline Account or a US Dollar Swingline Account maintained by QWI or QWUSA, as applicable, with the applicable Swingline Lender at the applicable Swingline Branch of Account pursuant to Section 9.10 and "SWINGLINE ACCOUNTS" is the collective reference to all such accounts;

"SWINGLINE A COMMITMENT" means collectively CIBC's Swingline A Commitment and Royal's Swingline A Commitment;

"SWINGLINE A LENDER" means for Swingline Loans made to QWI, any of CIBC and Royal, and includes their respective successors and assigns, and "SWINGLINE A LENDERS" is the collective reference to all Swingline A Lenders;

"SWINGLINE BRANCH OF ACCOUNT" means the branch of the applicable Swingline Lender located at the address specified by the applicable Swingline Lender to the applicable Borrower and the Administrative Agent from time to time;

"SWINGLINE B COMMITMENT" means collectively CIBC's Swingline B Commitment and Royal's Swingline B Commitment;

"SWINGLINE B LENDER" means for Swingline Loans made to QWI, any of CIBC and Royal, and includes their respective successors and assigns, and "SWINGLINE B LENDERS" is the collective reference to all Swingline B Lenders;

"SWINGLINE C COMMITMENT" has the meaning set forth in Section 3.4;

"SWINGLINE C LENDER" means Bank of America, N.A., and includes its successors and assigns;

"SWINGLINE COMMITMENT" means US$75,000,000 or the Equivalent Amount in Canadian Dollars;

"SWINGLINE LENDER COMMITMENT" means, as applicable, Royal's Swingline A Commitment, Royal's Swingline B Commitment, CIBC's Swingline A Commitment, CIBC's Swingline B Commitment or the Swingline C Commitment;

"SWINGLINE LENDERS" means collectively the Swingline A Lenders, the Swingline B Lenders and the Swingline C LENDER and "SWINGLINE LENDER" means any one of the Swingline Lenders;

"SWINGLINE LOAN" means, as at any time, any Loan advanced to a Borrower by a Swingline Lender pursuant to the terms hereof applicable to the Swingline Subfacilities and "SWINGLINE LOANS" is the collective reference to all such Loans;

"SWINGLINE REPAYMENT EVENT" means, in respect of a Swingline Loan made by a particular Swingline Lender, any one of the following events:

(a)  the occurrence and continuance of a Default or of an Event of Default;

(b) the Aggregate Amount of the Swingline Loans exceeds the Swingline Commitment; or

(c) the Aggregate Amount of the Swingline Loans made by such Swingline Lender outstanding under a Swingline Subfacility exceeds such Lender's Swingline Lender Commitment under such Swingline Subfacility; or

(d) if the Aggregate Amount of the Swingline Loans made by such Swingline Lender outstanding under Swingline Subfacility A at the end of each calendar week exceeds US$7,500,000, each following Monday, or if a particular Monday is not a Business Day, the next following Business Day; or

(e) if the Aggregate Amount of the Swingline Loans made by such Swingline Lender outstanding under Swingline Subfacility B at the end of each calendar week exceeds US$7,500,000, each following Monday, or if a particular Monday is not a Business Day, the next following Business Day; or

(f) if the Aggregate Amount of the Swingline Loans made by such Swingline Lender outstanding under Swingline Subfacility C at the end of each calendar week exceeds US$5,000,000, each following Monday, or if a particular Monday is not a Business Day, the next following Business Day; or

(g) if the Aggregate Amount of the Swingline Loans made by the Swingline Lenders outstanding under the Swingline Subfacilities exceeds at the end of each calendar week US$35,000,000, each following Monday, or if a particular Monday is not a Business Day, the next following Business Day; or

(h)  if the Commitments of the Lenders under a Credit Facility are terminated;
     or

(i) five Business Days prior to the Facility A Maturity Date, the Facility B Maturity Date or the Facility C Maturity Date, as applicable;

"SWINGLINE SUBFACILITIES" is the collective reference to Swingline Subfacility A, Swingline Subfacility B and Swingline Subfacility C and "SWINGLINE SUBFACILITY" means anyone of them;

"SWINGLINE SUBFACILITY A" means that portion of Facility A referred to in
Section 3.2;

"SWINGLINE SUBFACILITY B" means that portion of Facility B referred to in
Section 3.3;

"SWINGLINE SUBFACILITY C" means that portion of Facility C referred to in
Section 3.4;

"TARGET BUSINESS DAY" means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open;

"TAX" includes any and "TAXES" includes all, present and future, taxes, levies, imposts, stamp taxes, duties, charges to tax, fees, deductions, withholdings and any restrictions or conditions resulting in a charge to tax and all penalty, interest and other payments on or in respect thereof, imposed, assessed, levied or collected under the laws of any country or any political subdivision thereof or by any governmental agency or body or taxing authority thereof, but does not include Excluded Taxes;

"TERMINATION EVENT" means, with respect to any Benefit Plan, (a) any Reportable Event with respect to such Benefit Plan, (b) the termination of such Benefit Plan, or the filing of a notice of intent to terminate such Benefit Plan, or the treatment of any amendment to such Benefit Plan as a termination under ERISA
Section 4041(c), (c) the institution of proceedings to terminate such Benefit Plan under ERISA Section 4042 or (d) the appointment of a trustee to administer such Benefit Plan under ERISA Section 4042;

"UNIFORM CUSTOMS" means the Uniform Customs and Practices for Documentary Credits, as published by the International Chamber of Commerce and its effect from time to time;

"UNITED STATES PERSON" means a corporation, partnership, limited liability company or other entity created, organized or incorporated under the laws of the United States of America or a State thereof (including the District of Columbia);

"USA PATRIOT ACT" means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act) Act of 2001, as the same may be amended from time to time;

"US BASE RATE" in effect on any one day, means (i) with respect to US Base Rate Loans which are not Swingline Loans, the rate of interest per annum that is the greater of (a) the rate of interest publicly announced by Royal from time to time as its "US BASE RATE", being its reference rate then in effect for determining interest rates on commercial loans in US Dollars made in Canada by Royal (the "ROYAL BASE RATE"), and (b) the annual rate of interest equal to the sum of the Federal Funds Effective Rate then in effect plus 1/2 of 1% per annum (the "FFE Rate") and (ii) with respect to US Base Rate Loans which are Swingline Loans, the rate of interest per annum that is the greater of (a) the rate of interest publicly announced by the applicable Swingline Lender from time to time as its "US Base Rate", being its reference rate then in effect for determining interest rates on commercial loans in US Dollars made in Canada by such Swingline Lender or, if such rate is not available, the Royal Base Rate and (b) the FFE Rate, in each case as adjusted from time to time without notice to the Borrowers;

"US BASE RATE LOAN" or "US BASE RATE LOANS" means at any given time, any Loan or Loans, or any portion thereof, which QWI has elected, pursuant to Section 3.7 or 3.12, to denominate in US Dollars, or any other amount which, pursuant to the terms of this Agreement, has been deemed to be converted to a Loan denominated in US Dollars, and on which QWI must pay interest on the basis of the US Base Rate in accordance with Section 4.1.2;

"US DOLLAR SWINGLINE ACCOUNT" means a US Dollar operating bank account maintained by a Borrower with the applicable Swingline Lender for purposes of the Swingline Loans and "US DOLLAR SWINGLINE ACCOUNTS" refers collectively to all such accounts;

"US DOLLARS", the symbol "US$", "UNITED STATES DOLLARS" or "LAWFUL MONEY OF THE UNITED STATES" each means lawful currency of the United States of America in immediately available funds or, if such funds are not available, the form of money of the United States of America that is customarily used in the settlement of international banking transactions on the day any payment is due to be made hereunder;

"USGP" means Quebecor World Capital GP and its permitted successors and assigns;

"USGP LOAN PARTY GUARANTEE" means the Loan Party Guarantee Agreement executed by USGP (then known as Quebecor Printing Capital GP) in favor of the Administrative Agent and dated as of April 28, 1999;

"US PRIME RATE" in effect on any day means (i) with respect to US Prime Rate Loans which are not Swingline Loans, the rate of interest per annum that is the greater of (a) the rate of interest determined by Royal in its sole discretion as its US prime commercial lending rate for such day for US Dollar loans made in the United States (the "ROYAL US PRIME RATE"), and (b) the FFE Rate and (ii) with respect to US Prime Rate Loans which are Swingline Loans, the rate of interest per annum that is the greater of (a) the rate of interest determined by the applicable Swingline Lender in its sole discretion as its US prime commercial lending rate for such day for US Dollar loans made in the United States, or if such rate is not available, the Royal US Prime Rate and (b) the FFE Rate, in each case as adjusted from time to time without notice to the Borrowers;

"US PRIME RATE LOAN" or "US PRIME RATE LOANS" means at any given time, any Loan or Loans, or any portion thereof, which QWUSA has elected, pursuant to Section
3.7 or 3.12, to denominate in US Dollars, or any other amount which, pursuant to the terms of this Agreement, has been deemed to be converted to a Loan denominated in US Dollars, and on which QWUSA must pay interest on the basis of the US Prime Rate in accordance with Section 4.1.3;

"US QUALIFIED LENDER" means, with respect to a Borrowing by QWUSA, a Lender which (i) is a United States Person or (ii) is not a United States Person and which is lending through a lending office in the United States or (iii) is a "qualified resident" under an income tax convention between the United States and the country of residence of such Lender that provides for a zero rate of withholding on the payment of interest paid to such Lender and, with respect to
(ii) and (iii), which has properly completed and timely filed all such documentation required under the Internal Revenue Code with QWUSA in order to entitle such Lender to a complete exemption from withholdings of any and all United States federal income taxes on all amounts of interest paid to such Lender in connection with such Borrowing;

"US RESTRICTED ENTITY" means a Restricted Entity incorporated under the laws of a state of the United States of America or the District of Columbia;

"WCP" means World Color Press, Inc., a Delaware corporation prior to its merger with PAI, with it being the survivor corporation and its name change to QWUSA on October 8, 1999 and its subsequent merger with Quebecor Printing (USA) Holdings Inc., with it being the survivor corporation on August 3, 2001;

1.2  HEADINGS AND TABLE OF CONTENTS

     The headings of the Articles, Sections, subsections or paragraphs herein and the table of contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3  REFERENCES

     Unless the context otherwise requires or unless otherwise provided, all references to Sections, subsections, Articles and Schedules are to Sections, subsections, Articles of and Schedules to, this Agreement.

1.4  RULES OF INTERPRETATION

     In this Agreement, unless the context otherwise requires or unless otherwise provided,

(a)  the singular includes the plural and vice versa,

(b)  "MONTH" means a calendar month,

(c) "PERSON" or "PERSON" includes any individual, sole proprietorship, corporation, partnership, trust, unincorporated organization, mutual company, joint stock company, or other entity, estate, union, employee organization, government or any agency or political subdivision thereof, and

(d) "IN WRITING" or "WRITTEN" includes printing, typewriting or any electronic means of communication capable of being legibly reproduced at the point of reception, including telecopier, telex or telegraph, but excluding electronic mail.

1.5  ACCOUNTING TERMS AND COMPUTATIONS

     Each accounting term used in this Agreement has the meaning assigned to it under GAAP unless otherwise defined herein and reference to any balance sheet item or income statement item means such item as computed from the applicable statement prepared in accordance with GAAP.

     All financial statements required to be delivered hereunder shall be made and prepared in accordance with GAAP consistently applied throughout the periods involved.

1.6  TIME

     Except where otherwise indicated in this Agreement, any reference to a time shall mean local time in the City of Montreal, Province of Quebec.

1.7  RESTATED AGREEMENT

     This Agreement amends and restates, as of the Effective Date, the Existing Credit Agreement and all other verbal or oral agreements, understandings and undertakings between the Lenders or any one thereof, the Administrative Agent, the other Finance Parties, and the Borrowers or any one thereof relating to the Credit Facilities and does not in any way effect novation of the Credit Facilities or of any other obligation of the Borrowers under the Existing Credit Agreement (except as amended herein).

1.8  REFERENCES TO THIS AGREEMENT

     The expressions "hereto" or "hereunder" or "hereof" or "herein" or "this Agreement" refer to the Existing Credit Agreement, including the Schedules thereto, as amended and restated by this Amended and Restated Credit Agreement, including the Schedules hereto, together with any further amendment, updating or restatement made from time to time.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES

2.1  REPRESENTATIONS AND WARRANTIES OF THE BORROWERS

     Each Borrower represents and warrants (provided that each representation and warranty contained hereinbelow when made by QWUSA shall apply only to QWUSA and its Subsidiaries which are Restricted Entities) to each of the Finance Parties that:

2.1.1 EXISTENCE; POWER: each of QWI and the Restricted Entities is a corporation (or a partnership, as the case may be), which is duly incorporated (or constituted, as applicable) and has the necessary corporate or partnership power and authority to carry on its business and, to the extent applicable, enter into the Loan Documents to which it is a party;

2.1.2 LOAN PARTIES AND SUBSIDIARIES: Schedule 2.1.2 sets forth a complete and accurate list of all Subsidiaries of QWI, showing as of December 31, 2004 (as to each such Subsidiary) the jurisdiction of its incorporation or organization and the number of outstanding shares of each class of Capital Stock thereof and the owner of such Capital Stock. Neither QWI nor any of its Subsidiaries which is a Restricted Entity is, directly or indirectly, bound by or subject to, any consensual restriction limiting the ability (whether by covenant, event of default, subordination or otherwise) of QWI or any Restricted Entity to (a) pay or make the maximum Dividends permitted by law to its parent entity, (b) pay any obligation owed to QWI or any Restricted Entity,
     (c) make any loans or advances to or Investments in QWI or any Restricted Entity or (d) transfer any of its property or assets to QWI or any Restricted Entity, except any such restrictions applicable to, (i) Imprimeries Didier-Quebecor, S.A. (France) and its Subsidiaries, (ii) any other Restricted Entity (other than a Loan Party), whose assets, singly or when taken together with the assets of all Restricted Entities (other than a Loan Party) subject to such restrictions, do not exceed at any time 10% of the Consolidated assets of QWI, as determined in accordance with GAAP, and (iii) any Loan Party, with respect to any restriction contained in
     Section 1.11 of any Loan Party Guarantee issued hereunder. No Restricted Entity has outstanding any securities convertible in Capital Stock (other than the Convertible Notes) nor rights to subscribe or other agreements for the subscription of Capital Stock that, if exercised or converted, would change the Restricted Entity into a Non-Restricted Entity;

2.1.3 AUTHORIZATION AND ENFORCEABILITY: each of this Agreement and the other Loan Documents has been duly authorized by all necessary corporate or partnership and other actions and constitutes valid and legally binding obligations of the Loan Parties party to it;

2.1.4 BREACH: neither the execution and delivery of this Agreement and the other Loan Documents by any Loan Party nor compliance with the terms and provisions hereof or thereof will:

     (a) conflict with, violate, or result in a breach of any of the terms, conditions or provisions of any Applicable Law (including, without limitation, the US Securities Exchange Act of 1934, as amended, and the Racketeer Influenced and Corrupt Organizations Act, enacted as part of the US Organized Crime Act of 1970 of the United States of America) or regulation (including, without limitation, Regulation X of the Bank of Governors of the Federal Reserve System in the United States of America) applicable to such Loan Party, or any order, injunction, decree, determination or award of any court or any governmental department, body, commission, board, bureau, agency or instrumentality applicable to such Loan Party, in each case in a material manner or to a material extent,

     (b) conflict with, violate, result in a breach of, or constitute a default under, any charter or by-law provision of any Loan Party, or of any loan agreement, loan or trust indenture, trust deed, or any other similar agreement or instrument to which such Loan Party is a party or by which it is bound, or

     (c) result in the creation of a Lien upon any of the properties, assets or revenues of QWI or any Restricted Entity;

2.1.5 LITIGATION: except with respect to the Existing Actions, there are no actions, suits or arbitration proceedings pending or, to the best knowledge of each Loan Party, threatened involving QWI or any Restricted Entity which could, if determined adversely, separately or in the aggregate, have a Material Adverse Effect or which purport to affect the legality, validity or enforceability of any of the Loan Documents;

2.1.6 COMPLIANCE WITH APPLICABLE LAWS: QWI and each Restricted Entity and their respective businesses and operations are in compliance with all Applicable Laws, except to the extent that any non-compliance with Applicable Laws would not have a Material Adverse Effect. Without limiting the generality of the foregoing:

     (a) Investment Company Act of 1940 of the United States of America: neither QWI nor any Restricted Entity is an "investment company", or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company", as such terms are defined in the Investment Company Act of 1940 of the United States of America, as amended, and neither the making of any Advances, nor the acceptance of any Bankers' Acceptance, nor the issuance of any Letter of Credit, nor the application of the proceeds or repayment thereof by any Borrower, nor the consummation of the other transactions contemplated hereby, will violate any provision of such Act or any rule, regulation or order of the Securities and Exchange Commission thereunder;

     (b) Competition and Anti-trust Laws: except for matters which would not have a Material Adverse Effect, QWI and each Restricted Entity is in compliance with all competition and anti-trust legislation, and no Borrower has any indication nor reason to believe that any of its Acquisitions might be challengeable on any competition or anti-trust grounds by Canadian, US or other governmental authorities;

     (c)  Environmental Matters:

          (i)  Compliance; Environmental Permits; Communications; Circumstances.
               (A) each of QWI, the Restricted Entities and their Environmental Affiliates is in compliance with all applicable Environmental Laws, (B) each of QWI, the Restricted Entities and their Environmental Affiliates has all Environmental Permits required to operate its businesses as currently conducted or as anticipated to be conducted, (C) none of QWI, the Restricted Entities and their Environmental Affiliates has received any communication (written or oral), whether from a governmental authority, citizens group, employee or otherwise, which communication alleges that QWI, such Restricted Entity or such Environmental Affiliate is out of compliance with any Environmental Law and (D) to the best knowledge of QWI and the Restricted Entities after due inquiry of appropriate officers, there are no circumstances that may prevent or interfere in the future with compliance by QWI, the Restricted Entities or any Environmental Affiliate with any Environmental Law, except in each case of (A), (B), (C) and (D) above for any failure to comply with any Environmental Law or any failure to have any Environmental Permits which, singly or in the aggregate with all other such non-compliances or failures, has not had and could not reasonably be expected to have a Materially Adverse Effect;

          (ii) Environmental Claims. (A) there is no Environmental Claim pending or threatened against QWI, any of the Restricted Entities or any of their Environmental Affiliates which could reasonably be expected to have a Materially Adverse Effect and (B) there are no past or present actions, activities, circumstances, conditions, events or incidents (including, without limitation, the release, emission, discharge or disposal of any Hazardous Materials) (y) that could form the basis of any Environmental Claims against QWI, any Restricted Entity or any of their Environmental Affiliates and (z) that singly or in the aggregate could reasonably be expected to have a Materially Adverse Effect;

          (iii) Notices or Orders. neither QWI nor any Restricted Entity has received any notice or order advising it that it has or may have any remedial obligation with respect to any such releases, emissions, discharges or disposals of any Hazardous Materials or that it is or may be responsible for the costs of any remedial action taken or to be taken by any other Persons with respect to any such releases, emissions, discharges or disposals of any Hazardous Materials, which obligation or cost could reasonably be expected to have, singly or in the aggregate, a Materially Adverse Effect, provided that the representations and warranties contained in this
          Section 2.1.6(c), insofar as they relate to Environmental Affiliates other than a Subsidiary of QWI, shall be made to the knowledge of the relevant Borrower, based on normal course of conduct with each such Environmental Affiliate;

2.1.7 GOVERNMENTAL CONSENTS: QWI and each Restricted Entity and their respective businesses and operations have all necessary consents, authorizations, approvals, orders, certificates, and permits from, and have made all necessary filings with, all federal, provincial, territorial, state and local authorities to conduct their business, except to the extent that the failure to obtain or file same would not have a Material Adverse Effect;

2.1.8 TAXES: QWI and each of the Restricted Entities have filed when due with the appropriate governmental agencies all tax returns, reports and statements required to be filed by QWI and each of the Restricted Entities, and have paid when due all Taxes due and payable on or before the due date thereof (other than Taxes, the payment of which is being contested in good faith by appropriate proceedings and in respect of which adequate reserves have been made in the books of QWI or the relevant Restricted Entity) and, in the case of Taxes not yet due or payable, have made adequate provision for such Taxes in their books and records in accordance with GAAP, the whole except to the extent that failure to comply with the foregoing would not have a Material Adverse Effect;

2.1.9 FINANCIAL STATEMENTS: (a) the Consolidated financial statements of QWI for the fiscal year ended December 31, 2004 which have been provided to the Administrative Agent and the Lenders prior to the date of execution of this Amended and Restated Credit Agreement are complete and correct and present fairly, in accordance with Canadian GAAP, the Consolidated financial position of QWI and its Subsidiaries at their respective dates and the Consolidated results of operations, retained earnings and, as applicable, changes in financial position or cash flows of QWI, for the respective periods to which such statements relate; (b) except as disclosed or reflected in such financial statements, as at December 31, 2004, neither QWI nor any Restricted Entity had any liability, contingent or otherwise, or any unrealized or anticipated loss, that, singly or in the aggregate, could reasonably be expected to have a Materially Adverse Effect on QWI and the Restricted Entities taken as a whole; and (c) since December 31, 2004, there has been no change in the Consolidated financial condition of QWI from that set forth in the said Consolidated financial statements which could have a Material Adverse Effect;

2.1.10 FUTURE FINANCIAL STATEMENTS: the financial statements delivered to the Administrative Agent for distribution to the Lenders pursuant to Section
     12.1.7 shall be complete and correct and present fairly, in accordance with GAAP (except for changes therein or departures therefrom that are described in the certificate or report accompanying such statements and that have been approved in writing by QWI's then current independent certified public accountants), the Consolidated financial position of QWI as at their respective dates and the Consolidated results of operations, retained earnings and cash flows of QWI, for the respective periods to which such statements relate, and the furnishing of the same to the Lenders shall constitute a representation and warranty by QWI made on the date the same are furnished to the Lenders to that effect and to the further effect that, except as disclosed or reflected in such financial statements, as at the respective dates thereof, neither QWI nor any of the Restricted Entities had any liability, contingent or otherwise, or any unrealized or anticipated loss, that, singly or in the aggregate, could reasonably be expected to have a Materially Adverse Effect on QWI and the Restricted Entities taken as a whole;

2.1.11 NO EVENT OF DEFAULT: no event has occurred and is continuing which constitutes a Default or an Event of Default;

2.1.12 Intentionally omitted

2.1.13 NO REQUIRED FILING: no registration, publication, order, permit, filing, consent, authorization, license, decree or approval of, from or with any Person, including any governmental authority or regulatory or administrative body, or in any public office or any other place, is necessary in order to ensure the legality, validity, binding effect and enforceability of any of the Loan Documents, including, without limitation, the Bankers'

     Acceptances and the Letters of Credit and any undertakings in respect of the Bankers' Acceptances and the Letters of Credit;

2.1.14 OWNERSHIP OF PROPERTY; LIENS:

     (a) QWI and each Restricted Entity have good and marketable title to all of their respective properties (except where failure to have same could not reasonably be expected to have a Material Adverse Effect), free and clear of all Liens, except Permitted Encumbrances and except for other Liens permitted under Section 12.2.1 hereof;

     (b) all material permits required to have been issued or appropriate to enable the real and immovable property owned or leased by QWI or any of the other Loan Parties or other Restricted Entities to be lawfully occupied and used for all of the purposes for which they are currently occupied and used have been lawfully issued and are in full force and effect, except where the failure to so hold the same could not reasonably be expected to have a Material Adverse Effect; and

     (c) QWI and each Restricted Entity have obtained and hold in full force and effect all patents, trade-marks, service marks, trade names, copyrights and other such intellectual property rights which are necessary for the operation of their businesses, except where the failure to so hold the same could not reasonably be expected to have a Material Adverse Effect; none of them have granted any license, permit or right to use such patents, trade-marks, service marks, trade names, copyrights etc. to any Person to the extent that it could have a Material Adverse Effect; to the best knowledge and belief of the Borrowers after due inquiry, no material product, process, method, substance, part or other material currently sold by or employed by QWI or any Restricted Entity in connection with their businesses infringes any patent, trade-mark, service mark, trade name, copyright, license or other intellectual property right owned by any other Person, and there is not pending or, to the best knowledge and belief of the Borrowers after due inquiry, threatened any claim or litigation against or affecting QWI or any Restricted Entity contesting their right to sell or use any such product, process, method, substance, part or other material, except to the extent that any such infringement, claim or litigation could not reasonably be expected to have a Material Adverse Effect;

2.1.15 LABOUR MATTERS: there are no strikes or other labour disputes against QWI or any Restricted Entity and pending or, to the best knowledge and belief of each of the Borrowers after due inquiry, anticipated which could reasonably be expected to have a Materially Adverse Effect and there are no complaints or charges against QWI or any Restricted Entity pending or, to the best of each Borrower's knowledge and belief, after due inquiry, threatened to be filed with any governmental or regulatory body or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment by QWI or any Restricted Entity which could have a Material Adverse Effect;

2.1.16 ACCURACY OF INFORMATION: all written information provided by any of the Borrowers to the Lenders or the Administrative Agent in respect of the Borrowers and their Subsidiaries, is true and accurate in all material respects and the said information contains no material misstatement of fact nor does it omit a material fact which is necessary to make such information not misleading, and there is no fact which the Borrowers have not disclosed in writing to the Administrative Agent which has a Material Adverse Effect;

2.1.17 CANADIAN BENEFIT AND PENSION PLANS: the Canadian Pension Plans are duly registered under the provisions of the ITA and any other Applicable Laws and no event has occurred which is reasonably likely to cause the loss of such registered status. The Canadian Pension Plans and the Canadian Benefits Plans have been administered in accordance in all material respects with the ITA and all other Applicable Laws. All material obligations of QWI and each Restricted Entity (including fiduciary and funding obligations) required to be performed in connection with the Canadian Pension Plans and the Canadian Benefit Plans and the funding media therefor have been performed. No promises of benefit improvements under the Canadian Pension Plans or the Canadian Benefit Plans have been made except where such improvement could not have a Material Adverse Effect. There have been no improper withdrawals or applications of the assets of the Canadian Pension Plans or the Canadian Benefit Plans. Each of the Canadian Pension Plans and the Canadian Benefit Plans is funded to the extent required by Applicable Law and there exist no going concern unfunded actuarial liabilities or solvency deficiencies in respect of such plans which could reasonably be expected to have a Material Adverse Effect;

2.1.18 ERISA: QWI and each Restricted Entity are in compliance with all obligations to which they may be subject under ERISA, as well as under the regulations or rules issued thereunder, in respect of their Benefit Plans, except to the extent that any non-compliance therewith would not have a Material Adverse Effect;

2.1.19 SOLVENCY: as of the date of execution of the Original Credit Agreement and as of the date of execution of this Amended and Restated Credit Agreement and at all times in between and thereafter, each Loan Party is and will be, individually and together with the other Loan Parties, Solvent; and

2.1.20 PARI PASSU: the Credit Facilities rank and will at all times rank at least pari passu with all other unsecured senior debt of the Loan Parties, including any unsecured senior debt owing by any Loan Party to any Financial Company Restricted Entity;

2.1.21 OFAC: Neither of the Borrowers, nor any Affiliates of the Borrowers (i) is a Person whose property or interest in property is blocked or subject to blocking pursuant to section 1 of Executive Order no. 13224 (September 23, 2001), (ii) engages in any dealings or transactions prohibited by section 2 of such Executive Order, or is otherwise associated with any such Person in any manner violative of section 2 of such Executive Order, or (iii) is a Person named on the list of Specially Designated Nationals and Blocked Persons maintained by the Office of Foreign Assets Control ("OFAC") or any other similar lists maintained by OFAC pursuant to any authorizing statute, Executive Order or regulation;

2.1.22 USA PATRIOT ACT: Each Borrower is in compliance, in all material respects, with (i) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V as amended) and any other enabling legislation or executive order relating thereto, and (ii) the USA Patriot Act. No part of the proceeds of any Borrowing will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or any one else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended; and

2.1.23 FEDERAL REGULATIONS: No part of the proceeds of any Borrowing hereunder will be used directly or indirectly for any purpose which violates, or which would be inconsistent with, the provisions of Regulation T, U, or X of the Board of Governors of the Federal Reserve System as now and from time to time hereafter in effect. The Borrowers and their Subsidiaries, taken as a group, do not own Margin Stock constituting more than 25% of the value of the consolidated assets of the Borrowers and their Subsidiaries, taken as a group.

2.2  MATERIALITY AND SURVIVAL OF WARRANTIES

     All representations and warranties of the Borrowers contained herein, and all representations and warranties of the Loan Parties contained in any certificate or material delivered hereunder or pursuant to any of the other Loan Documents, shall be deemed to have been relied upon by the Administrative Agent, the Lenders and the other Finance Parties notwithstanding any investigation heretofore or hereafter made by the Administrative Agent, the Lenders or the other Finance Parties or by their respective Counsel or by any other representative of the Administrative Agent, the Lenders or the other Finance Parties and all such representations and warranties shall be deemed to be given on the date of execution of this Amended and Restated Credit Agreement and, except for the representations and warranties set forth in Section 2.1.2 (which shall be read as if they referred to the updated information contained in the most recent certificate of compliance delivered to the Administrative Agent pursuant to Section 12.1.7(c)) and Section 2.1.9 (which shall be read as if they referred to the most recent financial statements delivered by the Borrowers to the Administrative Agent pursuant to Section 12.1.7) on each Drawdown Date, on each Conversion Date, and on each date of renewal of a Bankers' Acceptance, Libor Loan, Euro Loan or Letter of Credit hereunder, with the same effect, subject to and to the extent consistent with the transactions contemplated hereby, as if made at and as of each such date, by reference to the facts and circumstances then prevailing.

                                   ARTICLE III

                              THE CREDIT FACILITIES

3.1  OBLIGATIONS OF THE LENDERS

     Relying on each of the representations and warranties set out in Article II and subject to the terms and conditions herein contained, the Lenders, individually and not jointly and severally nor as solidary obligors, agree to make their respective Commitments available to the Borrowers.

     Neither the Administrative Agent nor any of the Lenders shall be responsible for the obligations of any other party to this Agreement. The failure of a Lender to make available a Borrowing or purchase or fund a risk participation in accordance with its obligations under this Agreement shall not release any other Lender or the Borrowers from their obligations hereunder.

3.2  THE FACILITY A

     The Facility A Lenders hereby establish in favor of QWI and QWUSA the Facility A which shall be available as a revolving facility during the Facility A Revolving Period. During such period, QWI shall be entitled from time to time to obtain Advances, repay such Advances and re-obtain Advances under the Facility A in Canadian Dollars by way of Cdn. Prime Rate Loans or Bankers' Acceptances and QWI and QWUSA shall be entitled from time to time to obtain Advances, repay such Advances and re-obtain Advances under the Facility A in US Dollars by way of US Base Rate Loans (for Borrowings by QWI) or US Prime Rate Loans (for Borrowings by QWUSA) or Libor Loans or, up to US$75,000,000, the Equivalent Amount thereof in Euros by way of Euro Loans, or any combination thereof, the whole up to the Facility A Total Commitment and subject to the terms and conditions of this Agreement.

     Subject to the terms and conditions of this Agreement, during the Facility A Revolving Period, QWI and QWUSA shall be entitled to obtain from time to time Borrowings by way of Letters of Credit, in Canadian Dollars, in US Dollars or in any other currency acceptable to the Facility A Lenders. The Aggregate Face Amount of such Letters of Credit outstanding under Facility A shall at no time exceed the LC A Commitment.

     Subject to the terms and conditions of this Agreement, each Swingline A Lender, in its individual capacity, and in reliance upon the agreements of the other Applicable Lenders under Facility A, agrees to make available to QWI, as part of the Facility A, a swingline subfacility (the "SWINGLINE SUBFACILITY A") for a maximum amount equal to (i) with respect to Swingline Loans made by CIBC under the Swingline Subfacility A, CIBC's Swingline A Commitment and (ii) with respect to Swingline Loans made by Royal under the Swingline Subfacility A, Royal's Swingline A Commitment.

3.3  THE FACILITY B

     The Facility B Lenders hereby establish in favor of QWI and QWUSA the Facility B which shall be available as a revolving facility during the Facility B Revolving Period. During such period, QWI shall be entitled from time to time to obtain Advances, repay such Advances and re-obtain Advances under the Facility B in Canadian Dollars by way of Cdn. Prime Rate Loans or Bankers' Acceptances and QWI and QWUSA shall be entitled from time to time to obtain Advances, repay such Advances and re-obtain Advances under the Facility B in US Dollars by way of US Base Rate Loans (for Borrowings by QWI) or US Prime Rate Loans (for Borrowings by QWUSA) or Libor Loans or, up to US$200,000,000, the Equivalent Amount thereof in Euros by way of Euro Loans, or any combination thereof, the whole up to the Facility B Total Commitment and subject to the terms and conditions of this Agreement.

     Subject to the terms and conditions of this Agreement, each Swingline B Lender, in its individual capacity and in reliance upon the agreements of the other Applicable Lenders under Facility B, agrees to make available to QWI, as part of the Facility B, a swingline subfacility (the "SWINGLINE SUBFACILITY B") for a maximum amount equal to (i) with respect to Swingline Loans made by CIBC under the Swingline Subfacility B, CIBC's Swingline B Commitment and (ii) with respect to Swingline Loans made by Royal under the Swingline Subfacility B, Royal's Swingline B Commitment.

3.4  THE FACILITY C

     The Facility C Lenders hereby establish in favor of QWUSA the Facility C which shall be available as a revolving facility during the Facility C Revolving Period. During such period, QWUSA shall be entitled from time to time to obtain Advances, repay such Advances and re-obtain Advances under the Facility C in US Dollars by way of US Prime Rate Loans or Libor Loans or, up to US$75,000,000, the Equivalent Amount thereof in Euros by way of Euro Loans, or any combination thereof, the whole up to the Facility C Total Commitment and subject to the terms and conditions of this Agreement.

     Subject to the terms and conditions of this Agreement, during the Facility C Revolving Period, QWUSA shall be entitled to obtain from time to time Borrowings by way of Letters of Credit in US Dollars or in any other currency acceptable to the Facility C Lenders. The Aggregate Face Amount of such Letters of Credit outstanding under Facility C shall at no time exceed the LC C Commitment.

     Subject to the terms and conditions of this Agreement, the Swingline C Lender, in its individual capacity, in reliance upon the agreements of the other Facility C Lenders hereunder, agrees to make available to QWUSA, as part of the Facility C, a swingline subfacility (the "SWINGLINE SUBFACILITY C") for a maximum amount of US$15,000,000 (the "SWINGLINE C COMMITMENT").

3.5  SWINGLINE SUBFACILITIES

3.5.1 CONDITIONS: Subject to the terms and conditions hereof, during the period from the Effective Date up to the date which is five (5) Business Days prior to the Facility A Maturity Date, the Facility B Maturity Date or the Facility C Maturity Date, as applicable, QWI and QWUSA may obtain, on any Business Day, Swingline Loans.

     The Swingline Loans shall be Cdn. Prime Rate Loans if made in Canadian Dollars to QWI, US Base Rate Loans if made in US Dollars to QWI and US Prime Rate Loans if made in US Dollars to QWUSA.

     Unless otherwise notified in writing by QWI to the applicable Swingline Lender, all Swingline Loans made by CIBC to QWI shall be deemed made first under the Swingline Subfacility A up to CIBC's Swingline A Commitment and any Swingline Loans made by CIBC in excess thereof shall be deemed made under the Swingline Subfacility B. Unless otherwise notified in writing by QWI to the applicable Swingline Lender, all Swingline Loans made by Royal to QWI shall be deemed made first under the Swingline Subfacility A up to Royal's Swingline A Commitment and any Swingline Loans made by Royal in excess thereof shall be deemed made under the Swingline Subfacility B.

     The Aggregate Amount of the Swingline Loans made by CIBC under the Swingline Subfacility A shall not exceed CIBC's Swingline A Commitment at any time. The Aggregate Amount of the Swingline Loans made by Royal under the Swingline Subfacility A shall not exceed Royal's Swingline A Commitment at any time. The Aggregate Amount of the Swingline Loans made under the Swingline Subfacility A shall not at any time exceed the Swingline A Commitment. The Aggregate Amount of the Swingline Loans made by CIBC under the Swingline Subfacility B shall not exceed CIBC's Swingline B Commitment at any time. The Aggregate Amount of the Swingline Loans made by Royal under the Swingline Subfacility B shall not exceed Royal's Swingline B Commitment at any time. The Aggregate Amount of the Swingline Loans made under the Swingline Subfacility B shall not at any time exceed the Swingline B Commitment. The Aggregate Amount of the Swingline Loans made under the Swingline Subfacility C shall not at any time exceed the Swingline C Commitment.

     The Aggregate Amount of the Swingline Loans made under the Swingline Subfacilities shall not at any time exceed the Swingline Commitment. The Aggregate Amount of the Swingline Loans made by a Swingline Lender under a particular Credit Facility shall not, after giving effect thereto, result in the applicable Swingline Lender's Exposure at any time exceeding the applicable Swingline Lender's Commitment under the relevant Credit Facility. The Aggregate Amount of the Swingline Loans made by all Swingline Lenders hereunder shall not, after giving effect thereto, at any time, result in the Aggregate Exposure exceeding the Aggregate Commitment.

     The Swingline Loans may be repaid and reborrowed in accordance with the provisions hereof.

     No Swingline Loan shall be made if the Credit Facility under which such Swingline Loan is to be made has been terminated or cancelled.

     No Swingline Lender shall make any Swingline Loan after receiving a written notice from the relevant Borrower, the Administrative Agent or any Lender stating that a Default or Event of Default exists and is continuing until such time as such Swingline Lender shall have received written notice (i) that such Default or Event of Default has been cured or (ii) of the waiver of such Default or Event of Default in accordance with the provisions of
     Section 17.1 hereof.

     Immediately upon the making of a Swingline Loan, each Applicable Lender under the applicable Credit Facility shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase, subject to the terms hereof, from the applicable Swingline Lender a risk participation in such Swingline Loan in an amount equal to the product of the Lender's Proportion of such Lender multiplied by the amount of the Swingline Loan.

3.5.2 REPAYMENT: In the event that the Swingline Loans made by a particular Swingline Lender are not repaid in full on the occurrence of a Swingline Repayment Event or at the request of the applicable Swingline Lender, in its sole and absolute discretion, the applicable Swingline Lender shall promptly notify the Administrative Agent of such non-payment or exercise of its discretion and of the outstanding principal amount of the Swingline Loans made by such Swingline Lender and the amount of accrued and unpaid interest thereon (the aggregate of such amounts of principal and interest being the "OUTSTANDING SWINGLINE AMOUNT") and such Swingline Lender shall request, on behalf of the applicable Borrower (each Borrower hereby irrevocably directs and authorizes the Swingline Lender to act on its behalf) a Cdn. Prime Rate Loan, a US Base Rate Loan or a US Prime Rate Loan, as applicable, under the relevant Credit Facility (in respect of which interest thereon is to be calculated on a Cdn. Prime Rate basis, US Base Rate basis or US Prime Rate basis, as the case may be), in an amount sufficient to cover the Outstanding Swingline Amount. Such request shall be made by delivery to the Administrative Agent (and the applicable Borrower) of a notice substantially in the form set out in Schedule 3.5.2 and such notice shall be deemed to constitute a Notice of Borrowing hereunder.

     The Administrative Agent shall then promptly notify each Applicable Lender under the applicable Credit Facility of the Outstanding Swingline Amount and the amount of such Lender's Loan (being the Lender's Proportion of such Lender of the Outstanding Swingline Amount) in respect thereof, and each Applicable Lender under the applicable Credit Facility shall be irrevocably obligated to make Cdn. Prime Loans, US Base Rate Loans or US Prime Rate Loans, as applicable, to the relevant Borrower in the amount of such Lender's Loan by 12:00 noon (Toronto time) on the Business Day of such notice from the Administrative Agent (if given prior to 10:30 a.m. (Toronto time) on such Business Day; otherwise, by 12:00 noon (Toronto time) on the Business Day next following the Business Day of such notice) by making the amount of such Loan available to the Administrative Agent at the Administrative Agent's Account for Payments. Such Loans shall be made without regard to the minimum borrowing amounts set forth hereunder but shall be subject to the unadvanced and uncancelled amount of the Facility A Total Commitment, the Facility B Total Commitment or the Facility C Total Commitment, as applicable. The Administrative Agent shall use the proceeds of such Loans solely for the purpose of reimbursing the applicable Swingline Lender for the Outstanding Swingline Amount and such reimbursement shall be made on the day the funds are received by the Administrative Agent by transfering funds to the account of the applicable Swingline Lender identified in writing to the Administrative Agent. Each Lender's obligation to make the Loans referred to in this clause and to purchase the risk participation referred to in
     Section 3.5.4 shall be absolute, irrevocable and unconditional and shall not be affected by any circumstance, including (i) any set-off, counterclaim, recoupment, defense or other right which such Lender may have against the applicable Swingline Lender, any Loan Party or any Person for any reason whatsoever; (ii) the occurrence or continuance of any Default or Event of Default; (iii) any adverse change in the condition (financial or otherwise) of any Loan Party; (iv) the acceleration or maturity of any Loans or the termination of any Commitment after the making of any Swingline Loan; (v) any breach of any Loan Document by any Person; or (vi) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.

     Each Applicable Lender under the applicable Credit Facility agrees to indemnify the applicable Swingline Lender (to the extent not reimbursed by the Borrowers), rateably according to its Lender's Proportion from and against any and all losses and claims of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the applicable Swingline Lender in any way relating to or arising out of any Swingline Loans, provided that no Lender shall be liable for any portion of such losses or claims resulting from the applicable Swingline Lender's gross or intentional fault.

3.5.3 RESIGNATION OR REMOVAL OF SWINGLINE LENDER: Any Swingline Lender may resign as a Swingline Lender and the Borrowers may remove any Swingline Lender upon 60 days' prior written notice to the Administrative Agent, the Lenders and the Borrowers (or the Swingline Lenders, as applicable). Subject to Section 3.9, if a Swingline Lender shall resign or be removed as a Swingline Lender under this Agreement, then the Borrowers shall appoint from among the Applicable Lenders with Commitments under the applicable Credit Facility, a successor Swingline Lender, whereupon such successor, if it accepts (in its sole discretion) this appointment, shall succeed to the rights, powers and duties of the resigning or removed Swingline Lender, and the terms "Swingline Lender", "Swingline A Lender", "Swingline B Lender", "Swingline C Lender", "CIBC" and "Royal", as applicable and only in connection with the Swingline Loans, shall mean such successor effective upon such appointment. The acceptance of any appointment as a Swingline Lender hereunder by a successor Lender shall be evidenced by an agreement entered into by such successor, in a form satisfactory to the Borrowers and the Administrative Agent and, from and after the effective date of such agreement, such successor Lender shall have all the rights and obligations of the previous Swingline

     Lender under this Agreement and the other Loan Documents. After the resignation or removal of a Swingline Lender hereunder, the resigning or removed Swingline Lender shall remain a party hereto and shall continue to have all the rights and obligations of such Swingline Lender under this Agreement and the other Loan Documents with respect to Swingline Loans made by it prior to such resignation or removal, but shall not be required to make additional Swingline Loans. After any retiring Swingline Lender's resignation or removal as Swingline Lender, the provisions of this Agreement relating to Swingline Lenders shall inure to its benefit as to any actions taken or omitted to be taken by it (a) while it was a Swingline Lender under this Agreement or (b) at any time with respect to Swingline Loans made by it. If at any time there is no Swingline Lender under a particular Credit Facility, then the Swingline A Commitment, the Swingline B Commitment or the Swingline C Commitment, as the case may be, shall be deemed not in effect until a Lender accepts to be a successor Swingline Lender in accordance herewith.

3.5.4 PURCHASE OF UNREFUNDED SWINGLINE LOAN: If, for any reason, Loans under the applicable Credit Facility may not be (as determined by the Administrative Agent in its sole discretion), or are not made pursuant to Section 3.5.2 to repay the Outstanding Swingline Amount as required by Section 3.5.2, then, effective on the date such Loan under the applicable Credit Facility would otherwise have been made, each Applicable Lender under the applicable Credit Facility, individually and not jointly and severally or solidarily, unconditionally and irrevocably agrees that it shall be deemed to have purchased an undivided risk participation in the Swingline Loans outstanding at such time ("UNREFUNDED SWINGLINE ADVANCES") to the extent of such Lender's Lender's Proportion thereof.

     Each Applicable Lender under the applicable Credit Facility shall fund such purchase no later than the close of business on the date such funding requirement is given by the Administrative Agent (with a copy to the applicable Borrower) if such notice was given prior to 12:00 noon, Toronto time, on any Business Day, or if made at any other time, on the next Business Day following the date of such notice.

     All such amounts payable by any Lender under Section 3.5.2 or this Section
     3.5.4 shall include interest thereon from the date on which such payment is payable by such Lender to, but not including, the date such amount is paid by such Lender to the applicable Swingline Lender (or the Administrative Agent if such payment is made pursuant to Section 3.5.2) at a fluctuating rate per annum equal to the higher of the interbank rate for overnight funds or the rate charged to the applicable Swingline Lender (or the Administrative Agent, as applicable) by its correspondent, plus 0.25%. A certificate of the applicable Swingline Lender submitted to any Lender (through the Administrative Agent) with respect to any amounts owing under this paragraph shall be conclusive absent manifest error.

     If such Lender does not promptly pay such amount upon the Administrative Agent's demand therefor, and until such time as such Lender makes the required payment, the applicable Swingline Lender shall be deemed to continue to have outstanding such unpaid amount as part of its Swingline Loan.

     Each payment by the applicable Borrower of all or any part of any Swingline Loan shall be paid to the applicable Swingline Lender for the benefit of the applicable Swingline Lender and those Lenders under the applicable Credit Facility who hold funded participation in such Unrefunded Swingline Advances under this Section 3.5.4.

     The Administrative Agent, upon consultation with the Applicable Lenders shall have the power to settle any documentation required to evidence any such purchase and, if deemed advisable by the Administrative Agent, to execute any document as attorney for any Lender in order to complete any such purchase. Each Borrower acknowledges that the foregoing arrangements are to be settled by the Lenders among themselves, and each Borrower expressly consents to the foregoing arrangements among the Lenders.

     No such purchase of risk participation shall relieve or impair the obligation of the applicable Borrower to repay Swingline Loans, together with interest as provided herein.

3.5.5 REPAYMENTS OF PARTICIPATIONS: At any time after any Applicable Lender has purchased and funded a risk participation in a Swingline Loan, if the applicable Swingline Lender receives any payment on account of such Swingline Loan, the Swingline Lender will distribute to such Lender its Lender's Proportion of such payment (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender's risk participation was funded) in the same funds as those received by the Swingline Lender.

     If any payment received by the applicable Swingline Lender in respect of principal or interest on any Swingline Loan is required to be returned by the Swingline Lender under any circumstance (including pursuant to any settlement entered into by the Swingline Lender in its discretion), each Applicable Lender shall pay to such Swingline Lender its Lender's Proportion thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned, at a rate per annum equal to rate referred to in the third paragraph of
     Section 3.5.4. The Administrative Agent will make such demand upon the request of the applicable Swingline Lender. The obligations of the Lenders under this clause shall survive the payment in full of the Indebtedness and other liabilities hereunder and the termination of this Agreement.

3.5.6 INTEREST: The applicable Swingline Lender shall be responsible for invoicing the applicable Borrower for interest on the Swingline Loans. Until each relevant Lender under the applicable Credit Facility funds its Loans or purchases a participation pursuant to Section 3.5.2 or 3.5.4, respectively, to refinance such Lender's Lender's Proportion of the Outstanding Swingline Amount, interest in respect of the Lender's Proportion of such Lender shall be solely for the account of the Swingline Lender.

3.5.7 AUTHORITY TO DEBIT: Subject to the provisions of this Agreement, each Borrower hereby expressly and irrevocably authorizes the applicable Swingline Lenders to effect all the necessary debits, deposits and credits in the Canadian Dollar Swingline Account and US Dollar Swingline Accounts, as the case may be, in order to accommodate the making of advances and in order to accommodate the Borrowers in making payments to each Swingline Lender, the whole under and subject to the terms of this Agreement.

3.5.8 NOTIFICATION: If at any time, there shall be more than two (2) Swingline Lenders under Swingline Subfacility A or Swingline Subfacility B or more than one (1) Swingline Lender under Subfacility C, then all Swingline Lenders shall, at the end of each calendar week notify the other Swingline Lenders of the amount of their respective Swingline Loans outstanding.

3.6  PURPOSES OF ADVANCES

     The Credit Facilities shall be used by the Borrowers for general corporate purposes, including, without limitation, ongoing working capital and operations requirements, commercial paper back-up and, subject to the terms and conditions hereof, to provide funding for Acquisitions, Investments and capital expenditures. No Swingline Loan shall be used to refinance any outstanding Swingline Loan.

3.7  MANNER OF BORROWING

3.7.1 BORROWING (OTHER THAN SWINGLINE LOANS AND LETTERS OF CREDIT): Subject to the provisions of this Agreement (and in particular Article XI) and provided no Default or Event of Default has occurred and is continuing (without having been cured or waived as provided herein), a Borrower may from time to time request Borrowings (other than Swingline Loans, Loans to repay Swingline Loans and Letters of Credit) from the Facility A Lenders, the Facility B Lenders or the Facility C Lenders, as applicable, up to the amount of the Facility A Total Commitment, Facility B Total Commitment or Facility C Total Commitment, as the case may be, in a minimum amount (i) under each of the Facility A and the Facility B, of US$10,000,000, Cdn.$10,000,000 or E10,000,000, as the case may be, and (ii) under the Facility C, of US$10,000,000 or E10,000,000, as the case may be, and in each case of (i) and (ii) in whole multipleS of US$1,000,000, Cdn.$1,000,000 or E1,000,000, as the case may be, in excess thereof (or the remaiNing balance available thereunder),

(a) if by way of a Cdn. Prime Rate Loan, US Base Rate Loan or US Prime Rate Loan (other than Swingline Loans) or if by way of a Borrowing by way of Bankers' Acceptances, upon giving irrevocable telephone notice to the Administrative Agent at least by 12:00 noon on the Business Day preceding the Drawdown Date, followed by written confirmation to the Administrative Agent on the same day substantially in the form set forth in Schedule 3.7 (or such other form as the Administrative Agent may approve);

(b) if by way of a Libor Loan or a Euro Loan, upon giving irrevocable telephone notice to the Administrative Agent at least by 12:00 noon on the Business Day immediately preceding the relevant Interest Determination Date, followed by written confirmation to the Administrative Agent on the same day substantially in the form set forth in Schedule 3.7 (or such other form as the Administrative Agent may approve);

and subject to the terms hereof, the relevant Lenders shall make each such Advance available to the extent that on the relevant Drawdown Date, the Aggregate Commitment remaining unadvanced and uncancelled hereunder and, as appropriate, the amount remaining unadvanced and uncancelled under the Facility A Total Commitment, the Facility B Total Commitment and/or the Facility C Total Commitment is, in each case, then sufficient to allow for the requested Borrowing. With respect to Facility A, Facility B and Facility C, in order to determine the unadvanced and uncancelled amount available to be drawn under the applicable Credit Facility for Borrowings other than by way of Swingline Loans, the Swingline A Commitment then in effect, the Swingline B Commitment then in effect and the Swingline C Commitment then in effect shall be deemed fully drawn at all times and shall accordingly reduce the availability under the applicable Credit Facility for Borrowings other than by way of Swingline Loans (the "NON-SWINGLINE AVAILABILITY"). Notwithstanding the immediately preceding sentence, if at any time a Borrower requests a Borrowing (other than by way of a Swingline Loan) under a Credit Facility and, after giving effect thereto, the total amount of Borrowings outstanding (other than by way of Swingline Loans) under such Credit Facility would exceed the Non-Swingline Availability, the Administrative Agent shall obtain from the Swingline Lenders the amount of the actual Swingline Loans outstanding under such Credit Facility (the "ACTUAL SWINGLINE OUTSTANDING") and the requested Borrowing (the "ADDITIONAL BORROWING") shall be permitted if all other terms and conditions of this Agreement are respected up to an amount equal to the Swingline A Commitment, the Swingline B Commitment or the Swingline C Commitment, as applicable, less the Actual Swingline Oustanding under such Swingline Subfacility. Until such Additional Borrowing is fully repaid, the amount of the Swingline A Commitment, the Swingline B Commitment or the Swingline C Commitment, as applicable, shall be reduced by an amount equal to the amount of such Additional Borrowing (or its Equivalent Amount in US$ if it is outstanding in another currency).

3.7.2 SWINGLINE LOANS: Subject to the provisions of this Agreement (and in particular Article XI) and provided no Default or Event of Default has occurred and is continuing (without having been cured or waived as provided herein), QWI may from time to time request Swingline Loans from the Swingline A Lender or Swingline B Lender, up to the Swingline A Commitment or the Swingline B Commitment, as applicable, by drawing by cheque or otherwise against the relevant Swingline Accounts of the Borrower maintained with any of the Swingline A Lenders or the Swingline B Lenders and accepted by the latter for the purposes hereof, it being understood that any overdraft in any such Swingline Accounts shall constitute a Swingline Loan made by a Swingline Lender as of the date of any such overdraft. Such drawings shall not be subject to the minimum amounts and the minimum notice periods set forth in Section 3.7.1 and shall not require the delivery of any Notice of Borrowing or other notice contemplated hereunder.

     Subject to the provisions of this Agreement (and in particular Article XI) and provided no Default or Event of Default has occurred and is continuing (without having been cured or waived as provided herein), QWUSA may from time to time request Swingline Loans from the Swingline C Lender up to the Swingline C Commitment in a minimum amount of US$100,000 (or the remaining balance available thereunder).

     Each Swingline Loan made under Swingline Subfacility C shall be made upon QWUSA's irrevocable notice to the applicable Swingline C Lender, which may be given by telephone. Each such notice must be received by the applicable Swingline C Lender not later than 12:00 noon on the requested borrowing date and shall specify (i) the amount to be borrowed and (ii) the requested borrowing date, which shall be a Business Day. Each such telephonic notice must be confirmed promptly by delivery to the applicable Swingline C Lender of a written Notice of Borrowing, appropriately completed and signed by a Responsible Officer of the Borrower, substantially in the form of Schedule
     3.7.2. Unless the applicable Swingline C Lender has received notice (by telephone or in writing) from the Administrative Agent (including at the request of any Lender) prior to 2:00 p.m. on the date of the proposed Swingline Loan (A) directing the applicable Swingline C Lender not to make such Swingline Loan as a result of the limitations set forth in Section
     3.5.1 or (B) that one or more of the applicable conditions specified in
     Article XI is not then satisfied, then, subject to the terms and conditions hereof, the applicable Swingline C Lender will, not later than 3:00 p.m. on the borrowing date specified in such Swingline Loan notice, make the amount of its Swingline Loan available to QWUSA at its office by crediting the applicable Swingline Account of such Borrower on the books of the applicable Swingline C Lender in immediately available funds.

     Subject to the terms hereof, such Advances shall be made available to the extent that on the relevant Drawdown Date, the Aggregate Commitment remaining unadvanced and uncancelled hereunder and, as appropriate, the amount remaining unadvanced and uncancelled under the Facility A Total Commitment and the Swingline A Commitment, the Facility B Total Commitment and the Swingline B Commitment or the Facility C Total Commitment and the Swingline C Commitment, as the case may be, is then sufficient to allow for the requested Borrowing.

     Loans to repay the Outstanding Swingline Amount shall be made upon the notice and under the terms and conditions specified in Section 3.5.2.

     Notwithstanding the foregoing, the applicable Borrower shall use commercially reasonable efforts to notify the applicable Swingline Lender, if not already notified, of any draw under the Swingline Subfacilities that will result in the Aggregate Amount of the Swingline Loans of such Swingline Lender to exceed under all Swingline Subfacilities US$20,000,000 at any time. Such notice may be given by telephone prior to noon on the relevant Business Day and followed by written confirmation on the same day.

3.7.3 LETTERS OF CREDIT: Subject to the provisions of this Agreement (and in particular Article XI) and provided no Default or Event of Default has occurred and is continuing (without having been cured or waived as provided herein), a Borrower may from time to time request Letters of Credit in accordance with the provisions of Article VIII up to the LC A Commitment or the LC C Commitment, as applicable. Subject to the terms hereof, such Advances shall be made available to the extent that on the relevant Issue Date, the Aggregate Commitment remaining unadvanced and uncancelled hereunder and, as appropriate, the amount remaining unadvanced and uncancelled under the Facility A Total Commitment and the LC A Commitment or the Facility C Total Commitment and the LC C Commitment, as the case may be, is then sufficient to allow for the requested Borrowing.

3.8  MANDATORY REPAYMENT OF BORROWINGS UNDER THE CREDIT FACILITIES

     All Borrowings and other amounts outstanding under each of the Credit Facilities shall be fully and finally paid (together with interest and fees related thereto) on the Facility A Maturity Date, the Facility B Maturity Date or the Facility C Maturity Date, as the case may be, whereupon the relevant Credit Facility shall be cancelled and each Lender's Commitment in respect of such Credit Facility shall automatically be reduced to zero and be terminated.

     Notwithstanding the foregoing: (i) all Swingline Loans and other amounts outstanding under the Swingline Subfacility A shall be fully and finally paid (together with interest and fees related thereto) on the date which is five (5) Business Days prior to the Facility A Maturity Date, (ii) all Swingline Loans and other amounts outstanding under the Swingline Subfacility B shall be fully and finally paid (together with interest and fees related thereto) on the date which is five (5) Business Days prior to the Facility B Maturity Date and (iii) all Swingline Loans and other amounts outstanding under the Swingline Subfacility C shall be fully and finally paid (together with interest and fees related thereto) on the date which is five (5) Business Days prior to the Facility C Maturity Date. Upon such payments, the relevant Swingline Subfacility shall be cancelled and each Swingline Lender's commitment in respect of such Swingline Subfacility shall automatically be reduced to zero and be terminated.

3.9  LENDING OFFICE OF LENDERS

3.9.1 Borrowings by QWI shall be made available to it only by Cdn Qualified Lenders from lending offices located in Canada. For any period with respect to which a Lender that has made Borrowings available to QWI fails or ceases to meet the requirements for being a Cdn Qualified Lender, (other than if it is due to a change in law (in which case QWI shall have the rights and options described in Section 9.6.2) or to a participation or assignment made at the request or with the consent of QWI or following the occurrence of and during the continuance of an Event of Default) such Lender shall send a written notice to QWI to that effect (failing which such Lender shall duly indemnify QWI) and shall not be entitled to indemnification under Section 9.5 with respect to Taxes imposed by Canada and, for greater certainty, QWI shall not be required to comply with Section 9.5.1(c). As of the date of execution of this Amended and Restated Credit

     Agreement, each of the Lenders under Facility A and Facility B hereby confirms that it meets the requirements for being a Cdn Qualified Lender in respect of any Borrowings to be made by QWI;

3.9.2 Borrowings by QWUSA shall be made available to it only by US Qualified Lenders. For any period with respect to which a Lender that has made Borrowings available to QWUSA fails or ceases to meet the requirements for being a US Qualified Lender (other than if it is due to a change in law (in which case QWUSA shall have the rights and options described in Section 9.6.2) or to a participation or assignment made at the request or with the consent of QWUSA or following the occurrence of and during the continuance of an Event of Default), such Lender shall send a written notice to QWI to that effect (failing which such Lender shall duly indemnify QWUSA) and shall not be entitled to indemnification under Section 9.5 with respect to Taxes imposed by the United States and, for greater certainty, QWUSA shall not be required to comply with Section 9.5.1(c). As of the date of execution of this Amended and Restated Credit Agreement, each of the Lenders under Facility A, Facility B and Facility C hereby confirms that it meets the requirements for being a US Qualified Lender in respect of any Borrowings to be made by QWUSA;

3.9.3 If a Cdn Qualified Lender with a lending office in Canada does not have any lending office in the United States or otherwise cannot be considered a US Qualified Lender (or, as the case may be, if a US Qualified Lender with a lending office in the United States does not have any lending office in Canada or otherwise cannot be considered a Cdn Qualified Lender), such Lender may designate an Affiliate, which Affiliate shall be a US Qualified Lender (or, as the case may be, a Cdn Qualified Lender), for the purposes of making available its Commitment or any portion thereof to QWUSA (or, as the case may be, to QWI);

3.9.4 Any such designation shall be deemed to be an assignment by the designating Lender to the designated Affiliate of the rights and obligations of the designating Lender in respect of the Commitment or the portion thereof being the subject of the designation and the designated Affiliate shall have a corresponding Commitment. Any termination of any such designation shall be deemed to be a reassignment by the designated Affiliate to the designating Lender of such designated Affiliate's Commitment. No such designation or termination thereof may result in increased costs or obligations for the Borrowers;

3.9.5 Any such designation or termination of a designation shall be effective upon receipt by the Administrative Agent and QWI of a notice signed by the designating Lender and the designated Affiliate confirming the designation or, as the case may be, the termination. Any notice of designation shall also include a confirmation that the designated Affiliate (i) meets the requirements for being a US Qualified Lender (or, as the case may be, a Cdn Qualified Lender) and (ii) agrees to become a Lender and to be bound by the provisions of the Loan Documents and shall be accompanied by the payment by the relevant Borrower to the Administrative Agent of a processing and recordation fee of US$3,500.

3.10 EXTENSION OF THE REVOLVING PERIOD IN RESPECT OF EACH OF THE CREDIT
     FACILITIES

3.10.1 EXTENSION OF THE FACILITY A REVOLVING PERIOD: QWI and QWUSA jointly may annually request an extension of the Facility A Revolving Period for an additional one year period, by giving notice substantially in the form set forth in Schedule 3.10 to the Administrative Agent for delivery to each Facility A Lender not more than 90 and not less than 60 days prior to each anniversary date of January 30, 2006. No earlier than 30 days and no later than 25 days prior to the relevant anniversary date of January 30, 2006, each Facility A Lender shall notify QWI and QWUSA and the Administrative Agent of its election to extend or not to extend the then current Facility A Revolving Period as requested in such extension request, provided that if any Facility A Lender shall fail to so notify QWI and QWUSA and the Administrative Agent, such Facility A Lender shall be deemed to have given notice of its determination not to extend. Upon receipt of such notice from each Facility A Lender, the Administrative Agent shall notify each other Facility A Lender of the contents thereof. Subject to the consent of the Facility A Lenders holding more than 66 2/3% of the Facility A Total Commitment, the then current Facility A Revolving Period shall be extended for an additional one year computed from the expiry of the then current Facility A Revolving Period, such extension applying only to those Facility A Lenders which provided their consent to the extension.

     At the option and expense of QWI and QWUSA, any Facility A Lender not consenting to an extension (a "NON-CONSENTING BANK"):

     (i) may be replaced as a Facility A Lender by one or more Lenders or by a new lender or lenders satisfactory to QWI, QWUSA, the Administrative Agent and the Swingline A Lenders, acting reasonably, to whom such Non-Consenting Bank will transfer its Facility A Commitment, in whole or in part, and which Lender(s) or new lender(s) will agree to assume the obligations of such Non-Consenting Bank hereunder, in whole or in part, and agree to be bound by the terms hereof, the whole in accordance with Section 19.3(b); or

     (ii) may have any amount not assumed by a Lender (existing or new) under
          (i) prepaid by QWI or QWUSA with a corresponding permanent reduction in the Facility A Total Commitment.

     If and to the extent that the full amount of the Facility A Commitment(s) of the Non-Consenting Bank(s) is not assumed or prepaid, the remaining Facility A Commitment of each Non-Consenting Bank not assumed or prepaid shall be reduced to zero and be terminated on the date falling on the expiry of the Facility A Revolving Period not extended as aforesaid at which time all Borrowings and other amounts outstanding under or in respect of the Facility A to such Non-Consenting Bank(s) shall be fully and finally paid (together with interest and fees related thereto) by QWI or QWUSA to such Non-Consenting Bank(s). If the Facility A Total Commitment is so reduced by an amount equal to more than 25% of the Facility A Total Commitment prior to such reduction, the Swingline A Commitment shall be reduced proportionally to such reduction.

3.10.2 EXTENSION OF THE FACILITY B REVOLVING PERIOD: the Borrowers jointly may annually request an extension of the Facility B Revolving Period for an additional one year period, by giving notice substantially in the form set forth in Schedule 3.10 to the Administrative Agent for delivery to each Facility B Lender not more than 90 and not less than 60 days prior to each anniversary date of January 30, 2006. No earlier than 30 days and no later than 25 days prior to the relevant anniversary date of January 30, 2006, each Facility B Lender shall notify the Borrowers and the Administrative Agent of its election to extend or not to extend the then current Facility B Revolving Period as requested in such extension request, provided that if any Facility B Lender shall fail to so notify the Borrowers and the Administrative Agent, such Facility B Lender shall be deemed to have given notice of its determination not to extend. Upon receipt of such notice from each Facility B Lender, the Administrative Agent shall notify each other Facility B Lender of the contents thereof. Subject to the consent of the Facility B Lenders holding more than 66 2/3% of the Facility B Total Commitment, the then current Facility B Revolving Period shall be extended for an additional one year computed from the expiry of the then current Facility B Revolving Period, such extension applying only to those Facility B Lenders which provided their consent to the extension.

     At the option and expense of the Borrowers, any Facility B Lender not consenting to an extension (a "NON-CONSENTING BANK"):

     (i) may be replaced as a Facility B Lender by one or more Lenders or by a new lender or lenders satisfactory to the Borrowers, the Administrative Agent and the Swingline B Lenders, acting reasonably, to whom such Non-Consenting Bank will transfer its Facility B Commitment, in whole or in part, and which Lender(s) or new lender(s) will agree to assume the obligations of such Non-Consenting Bank hereunder, in whole or in part, and agree to be bound by the terms hereof, the whole in accordance with Section 19.3(b); or

     (ii) may have any amount not assumed by a Lender (existing or new) under
          (i) prepaid by the Borrowers with a corresponding permanent reduction in the Facility B Total Commitment.

     If and to the extent that the full amount of the Facility B Commitment(s) of the Non-Consenting Bank(s) is not assumed or prepaid, the remaining Facility B Commitment of each Non-Consenting Bank not assumed or prepaid shall be reduced to zero and be terminated on the day falling on the expiry of the Facility B Revolving Period not extended as aforesaid at which time all Borrowings and other amounts outstanding under or in respect of the Facility B to such Non-Consenting Bank(s) shall be fully and finally paid (together with interest and fees related thereto) by the Borrowers to such Non-Consenting Bank(s). If the Facility B Total Commitment is so reduced by an amount equal to more than 25% of the Facility B Total Commitment prior to such reduction, the Swingline B Commitment shall be reduced proportionally to such reduction; and

3.10.3 EXTENSION OF THE FACILITY C REVOLVING PERIOD: QWUSA may annually request an extension of the Facility C Revolving Period for an additional one year period, by giving notice substantially in the form set forth in Schedule
     3.10 to the Administrative Agent for delivery to each Facility C Lender not more than 90 and not less than 60 days prior to each anniversary date of January 30, 2006. No earlier than 30 days and no later than 25 days prior to the relevant anniversary date of January 30, 2006, each Facility C Lender shall notify QWUSA and the Administrative Agent of its election to extend or not to extend the then current Facility C Revolving Period as requested in such extension request, provided that if any Facility C Lender shall fail to so notify QWUSA and the Administrative Agent, such Facility C Lender shall be deemed to have given notice of its determination not to extend. Upon receipt of such notice from each Facility C Lender, the Administrative Agent shall notify each other Facility C Lender of the contents thereof. Subject to the consent of the Facility C Lenders holding more than 66 2/3% of the Facility C Total Commitment, the then current Facility C Revolving Period shall be extended for an additional one year computed from the expiry of the then current Facility C Revolving Period, such extension applying only to those Facility C Lenders which provided their consent to the extension.

     At the option and expense of QWUSA, any Facility C Lender not consenting to an extension (a "NON-CONSENTING BANK"):

     (i) may be replaced as a Facility C Lender by one or more Lenders or by a new lender or lenders satisfactory to QWUSA, the Administrative Agent and the Swingline C Lender, acting reasonably, to whom such Non-Consenting Bank will transfer its Facility C Commitment, in whole or in part, and which Lender(s) or new lender(s) will agree to assume the obligations of such Non-Consenting Bank hereunder, in whole or in part, and agree to be bound by the terms hereof, the whole in accordance with Section 19.3(b); or

     (ii) may have any amount not assumed by a Lender (existing or new) under
          (i) prepaid by QWUSA with a corresponding permanent reduction in the Facility C Total Commitment.

     If and to the extent that the full amount of the Facility C Commitment(s) of the Non-Consenting Bank(s) is not assumed or prepaid, the remaining Facility C Commitment of each Non-Consenting Bank not assumed or prepaid shall be reduced to zero and be terminated on the day falling on the expiry of the Facility C Revolving Period not extended as aforesaid at which time all Borrowings and other amounts outstanding under or in respect of the Facility C to such Non-Consenting Bank(s) shall be fully and finally paid (together with interest and fees related thereto) by QWUSA to such Non-Consenting Bank(s). If the Facility C Total Commitment is so reduced by an amount equal to more than 25% of the Facility C Total Commitment prior to such reduction, the Swingline C Commitment shall be reduced proportionately to such reduction.

3.11 OPTIONAL REPAYMENT OR PREPAYMENT AND CANCELLATION OF CREDIT FACILITIES

3.11.1 VOLUNTARY PAYMENTS: Any Borrower may, without penalty, repay or otherwise retire the Borrowings outstanding hereunder in full or in part from time to time, (i) without prior notice in respect of the Swingline Subfacility A and the Swingline Subfacility B, and (ii) in respect of each other Credit Facility or type of Borrowing upon giving an irrevocable telephone notice to the Administrative Agent by 12:00 noon on the Business Day preceding the repayment date, followed by written confirmation to the Administrative Agent on the same day substantially in the form set forth in Schedule
     3.11.1 (or such other form as the Administrative Agent may approve), provided that repayments must be (i) in a minimum amount of US$10,000,000, Cdn.$10,000,000 or E10,000,000, as the case may be, and whole multiples of US$1,000,000, Cdn.$1,000,000 or E1,000,000 in excess thereof (or the remaining balance of the releVant Credit Facility) for repayments made under the Credit Facilities other than the Swingline Subfacility A and the Swingline Subfacility B and (ii) without any minimum requirement for repayment under the Swingline Subfacility A or the Swingline Subfacility B. Any amount so repaid may be re-borrowed as provided herein. Notwithstanding the foregoing, each Borrower hereby undertakes to use commercially reasonable efforts to send to the applicable Swingline Lender a prior notice with respect to any prepayment under Swingline Subfacility A or Swingline Subfacility B which is in excess of US$20,000,000.

3.11.2 CANCELLATION AND REDUCTION OF FACILITY A, FACILITY B OR FACILITY C: the Borrowers may, at any time, upon QWI giving not less than five (5) Business Days' prior written notice thereof to the Administrative Agent substantially in form and substance as set forth in Schedule 3.11.2, cancel and reduce without penalty the whole or any portion of the Facility A Total Commitment, Facility B Total Commitment or Facility C Total Commitment, in an aggregate minimum amount of US$10,000,000 and whole multiples of US$1,000,000 in excess thereof (or the remaining balance of the Facility A Total Commitment, Facility B Total Commitment or Facility C Total Commitment). Such notice of cancellation with respect to any drawn portion of the Facility A Total Commitment, Facility B Total Commitment or Facility C Total Commitment shall be without effect unless on or before the day on which such cancellation is to take effect in accordance with such notice
     (a) such drawn portion (including, without limitation, by way of Swingline Loans) shall have been repaid or otherwise retired in accordance herewith, and (b) the accrued interest on such drawn portion and any applicable fees shall have been paid. The amount by which the Facility A Total Commitment, Facility B Total Commitment or Facility C Total Commitment is so reduced and cancelled may not be reinstated hereunder and any such cancellation and reduction shall be irrevocable and shall permanently reduce the Aggregate Commitment and, to the extent applicable, each Lender's Commitment in respect thereof in an amount equal to its Lender's Proportion of the amount of the Facility A Total Commitment and/or Facility B Total Commitment and/or Facility C Total Commitment so cancelled and reduced. Any reduction of the Facility A Total Commitment, the Facility B Total Commitment or of the Facility C Total Commitment by more than 25% of the amount of the Facility A Total Commitment, the Facility B Total Commitment or of the Facility C Total Commitment, as applicable, prior to such reduction shall proportionally reduce the Swingline A Commitment, the Swingline B Commitment or the Swingline C Commitment, as applicable. Any permanent cancellation of the Facility A Total Commitment, of the Facility B Total Commitment or of the Facility C Total Commitment shall automatically and concurrently terminate the Swingline Subfacility A, the Swingline Subfacility B or the Swingline Subfacility C, as applicable.

3.11.3 EXCEPTIONS AND LIMITATIONS: notwithstanding the terms of Sections 3.11.1 and 3.11.2, a Borrowing outstanding:

     (a) by way of Bankers' Acceptances may not be so prepaid, save for a repayment on the maturity date of the relevant Bankers' Acceptances, except as provided in Sections 3.14 and 9.8;

     (b) by way of Libor Loan or Euro Loan may not be so prepaid, unless such prepayment occurs on the last day of the applicable Libor Interest Period or Euro Interest Period, as the case may be, or, if prepayment occurs (for whatever reason) on a day other than the last day of the applicable Libor Interest Period or Euro Interest Period, as the case may be, unless such prepayment is made together with the payment to the Administrative Agent (for the account of the relevant Lenders) of the indemnity payment required to be made under Section 13.2.5 in connection with the amount being prepaid to the extent such indemnity has then been determined and notified to the relevant Borrower (provided, for purposes of clarification, that if the whole or any portion of such indemnity payment is determined or notified subsequently, such indemnity shall nevertheless be payable on demand as provided herein);

     (c) by way of Swingline Loans under Swingline Subfacility A or Swingline Subfacility B, may be prepaid without having to comply with the notice and minimum amount requirements set forth in Sections 3.11.1 and 3.11.2;

     (d) by way of Letters of Credit, may be prepaid only if such repayment is made by the payment to the Administrative Agent for the account of the Applicable Lenders or the applicable LC Issuer, as the case may be, of an amount (in US Dollars if the Letter of Credit is outstanding in US Dollars, in Cdn. Dollars if the Letter of Credit is outstanding in Cdn. Dollars or in US Dollars equal to the Equivalent Amount in US Dollars of such amount outstanding in another currency if the Letter of Credit is outstanding in such other currency) equal to the Face Amount of the relevant Letter of Credit. Upon such payment, the relevant Borrower shall be released from its liability in respect of such Letter of Credit to the extent of the amount so paid and if such Letter of Credit is terminated, expires or is cancelled without having been drawn by the beneficiary thereof, the

          Administrative Agent shall return, as soon as possible, to the applicable Borrower the amount received under this Section 3.11.3 (d) in connection with the applicable Letter of Credit, provided that no Default or Event of Default has occurred and is continuing, in which case the Administrative Agent may retain such amount as and by way of collateral security in accordance with Section 18.11.

3.12 CONVERSION OPTION

3.12.1 MANNER OF CONVERSION: subject to the provisions of this Agreement, a Borrower may, during the term of this Agreement, effective on any Business Day, convert, in whole or in part, an outstanding Borrowing (other than a Swingline Loan and a Letter of Credit) under a Credit Facility into any other available basis of Borrowing under that Credit Facility, and in minimum amounts identical to the minimum amounts required for Borrowings under Section 3.7, upon giving to the Administrative Agent on behalf of the Lenders the following notice in respect of the basis of Borrowing into which the outstanding Borrowing is to be converted:

     (a) in the case of a Cdn. Prime Rate Loan, a US Base Rate Loan, a US Prime Rate Loan or a Borrowing by way of Bankers' Acceptances, irrevocable telephone notice at least by 12:00 noon on the Business Day preceding the Conversion Date;

     (b) in the case of a Libor Loan or a Euro Loan, irrevocable telephone notice at least by 12:00 noon on the Business Day immediately preceding the relevant Interest Determination Date;

     in each case, followed by written confirmation to the Administrative Agent on the same day substantially in the form set forth in Schedule 3.7 (or such other form as the Administrative Agent may approve), provided that if, pursuant to the foregoing provisions of this Section 3.12.1, a Borrowing denominated in one currency available under any Credit Facility is to be converted into a Borrowing denominated in another currency available under such Credit Facility, the calculation of the converted amount shall be made by using the Equivalent Amount of the amount to be converted as determined by the Administrative Agent, and such Borrowing shall thereupon be repaid in the original outstanding currency and re-advanced without novation in the other currency selected by the Borrower, be equal to such Equivalent Amount and be repayable in such other currency with interest accruing thereon on the basis of the Borrowing selected by the Borrower;

3.12.2 CONDITIONS OF CONVERSION: a conversion under Section 3.12.1 may be made only on condition that:

     (a)  no Default or Event of Default has occurred and is continuing;

     (b) a Libor Loan may be converted, in whole or in part, only on the last day of the relevant Libor Interest Period, and provided that if less than all such Libor Loan is converted, then after such conversion not less than US$10,000,000 (and multiples of US$1,000,000 in excess thereof) shall remain as a Libor Loan;

     (c) a Euro Loan may be converted, in whole or in part, only on the last day of the relevant Euro Interest Period, and provided that if less than all such Euro Loan is converted, then after such conversion not less than E10,000,000 (and multiples of E1,000,000 in excess thereof) shall remain as a Euro Loan;

     (d) a Borrowing by way of Bankers' Acceptances may be converted, in whole or in part, only on the relevant maturity date of such Bankers' Acceptances and provided that if less than all Borrowings by way of Bankers' Acceptances are converted, then after such conversion not less than Cdn.$10,000,000 (and multiples of Cdn.$1,000,000 in excess thereof) shall remain as Borrowings by way of Bankers' Acceptances;

     (e) a conversion into a Borrowing by way of Libor Loan or Euro Loan shall only be made to the extent that the conditions outlined in Section 5.2, 6.2 or 9.7 shall not exist in respect thereof on the relevant Conversion Date;

     (f) a conversion into a Borrowing by way of Bankers' Acceptances shall only be made to the extent that the conditions outlined in Section
          7.2.7 or 9.7 shall not exist in respect thereof on the relevant Conversion Date; and

     (g) on the Conversion Date, the total amount of Borrowings outstanding (after any such conversion) would not exceed the amount permitted to be borrowed under the relevant Credit Facility, nor the amount of the Aggregate Commitment at that time.

3.12.3 ACKNOWLEDGEMENTS:

     (a) the conversion of any Borrowing as provided in this Section 3.12 shall take place without novation and shall not be deemed to constitute a repayment of any Borrowing hereunder nor a new advance of funds hereunder; and

     (b) with respect to all matters of calculation and rate determinations in this Section 3.12, the determination by the Administrative Agent shall be final and conclusive, save in the case of manifest error.

3.13 DEPOSIT OF PROCEEDS OF LOANS AND DISCOUNTED PROCEEDS

     Until such time as the Administrative Agent is otherwise directed by a Borrower in writing, the Administrative Agent shall deposit to the relevant Borrower's Account on the applicable Drawdown Date the proceeds of each Borrowing (other than Swingline Loans) by way of Loans made by such Borrower on such Drawdown Date and the Discounted Proceeds, less the Acceptance Fee, in respect of each Bankers' Acceptance of QWI accepted and purchased by a Lender (or in respect of each Discount Note of QWI issued to a Lender) on such Drawdown Date.

     With respect to Swingline Loans, the provisions of Section 3.7.2 shall apply.

3.14 CURRENCY AND OTHER ADJUSTMENTS

     If, on the first Business Day of any month during the term of this Agreement, the Administrative Agent determines that, as a result of a change in the exchange rate of the US Dollar against the Canadian Dollar, the Euro or any other currency in which a Letter of Credit has been issued or for any other reason, the Equivalent Amount in US Dollars of (i) the total of the Borrowings outstanding in Canadian Dollars, Euros and any other currency in which a Letter of Credit has been issued under the Facility A, when added to the Borrowings outstanding in US Dollars under the Facility A, or (ii) the total of the Borrowings outstanding in Canadian Dollars and Euros under the Facility B, when added to the total of the Borrowings outstanding in US Dollars under the Facility B, or (iii) the total of the Borrowings outstanding in Euros and any other currency in which a Letter of Credit has been issued under the Facility C, when added to the total of the Borrowings outstanding in US Dollars under the Facility C, would exceed, as the case may be, the Facility A Total Commitment, the Facility B Total Commitment or the Facility C Total Commitment by more than 5%, in each case, expressed in US Dollars and as determined on such day, then the Borrowers shall, within five Business Days following demand by the Administrative Agent, repay and retire the relevant Borrowings to the extent of the amount of any such excess or provide full cash collateral (in such manner and in such form as shall be acceptable to the Administrative Agent and its Counsel) in the amount of any such excess (in each case, subject to the provisions of Section 13.2). In the case of a Borrowing outstanding by way of Bankers' Acceptances, such repayment shall be made by the payment to the Administrative Agent for the account of the relevant Facility A Lenders or Facility B Lenders of an amount in Canadian Dollars equal to the face value of the relevant unmatured Bankers' Acceptances, or such lesser amount as will cover the excess, and, upon such payment, QWI shall be released from its liability to the Lenders in respect of such unmatured Bankers' Acceptances to the extent of the amount so paid. In the case of Borrowings outstanding by way of Letters of Credit, such repayment shall be made by the payment to the Administrative Agent for the account of the Applicable Lenders or the applicable LC Issuer, as the case may be, of an amount (in US Dollars if the Letter of Credit is outstanding in US Dollars, in Cdn. Dollars if the Letter of Credit is outstanding in Cdn. Dollars or in US Dollars equal to the Equivalent Amount in US Dollars (the "OTHER AMOUNT") of such amount outstanding in another currency if the Letter of Credit is outstanding in another currency) equal to the Face Amount of the relevant Letter of Credit or such lesser amount as will cover the excess. Upon such payment, the relevant Borrower shall be released from its liability in respect of such Letter of Credit to the extent of the amount so paid and if such Letter of Credit is terminated, expires or is cancelled without having been drawn by the beneficiary thereof, the Administrative Agent shall return, as soon as possible, to the applicable Borrower the amount received under this Section
3.14 in connection with such particular Letter of Credit, provided that no Default or Event of Default has occurred and is continuing, in which case the Administrative Agent may retain such amount as and by way of collateral security in accordance with Section 18.11. If at the time of drawing by the beneficiary of the applicable Letter of Credit, the Other Amount so deposited with the Administrative Agent is insufficient, because of exchange rate fluctuations, to cover the amount of the drawing (the "DRAWING AMOUNT"), then the applicable Borrower shall pay to the Administrative Agent the difference between the Other Amount and the Drawing Amount. If, on the other hand, the Other Amount, at such time, exceeds the Drawing Amount, the Administrative Agent shall return, as soon as possible, to the applicable Borrower an amount equal to the excess of the Other Amount over the Drawing Amount, provided that no Default or Event of Default has occurred and is continuing, in which case the Administrative Agent may retain such amount as and by way of collateral security in accordance with Section 18.11.

3.15 RELIANCE ON ORAL INSTRUCTIONS

     The Administrative Agent and each Lender shall be entitled to act upon the oral instructions of any Person which the Administrative Agent or such Lender believes is a Person a Borrower has identified in writing from time to time to the Administrative Agent or such Lender as being a Person authorized by such Borrower to give instructions regarding the completion and issuance of Bankers' Acceptances and Letters of Credit and the drawdown or conversion of other Borrowings and neither the Administrative Agent nor any Lender shall be responsible for any error or omission in such instructions or in the performance thereof except in the case of gross or intentional fault by the Administrative Agent or that Lender or their respective employees, representatives or agents. Any such oral instructions so given shall be promptly confirmed in writing by the relevant Borrower to the Administrative Agent or the applicable Lender. A Borrower may revoke the authority of such Persons so authorized by notifying the Administrative Agent and the Lenders, in writing, which notice shall be effective on the Business Day immediately following the date of its actual receipt by the Administrative Agent and the Lenders. Any instructions given to any Administrative Agent or any Lender before the day such notice becomes effective shall remain effective for the purpose of this Agreement.

3.16 BORROWINGS AND REPAYMENTS PROPORTIONAL TO COMMITMENTS

     Any Borrowing (other than by way of Swingline Loans) and any repayment under or in respect of any Credit Facility (other than the Swingline Subfacilities) shall be made through the Administrative Agent (or the applicable LC Issuer, as the case may be) and, to the greatest extent possible, shall be, as to each Lender, proportional to its Commitment in respect of the Credit Facility which is the subject of the relevant Borrowing, subject to the other provisions of this Agreement, including the adjustments permitted by Section 7.2.2(b) in respect of Borrowings by way of Bankers' Acceptances.

     The applicable Borrower shall make all payments of principal and interest in respect of the Swingline Loans directly to the applicable Swingline Lender.

3.17 INCREASE OF THE RELEVANT CREDIT FACILITY

     (a) At any time after the execution of this Agreement but no later than the 90th day preceding the Facility A Maturity Date, the Facility B Maturity Date or the Facility C Maturity Date, as applicable, and provided that the aggregate amount of the applicable Credit Facility has not then been reduced, QWI may, by notice to the Administrative Agent, request an increase of up to US$200,000,000 in the aggregate to be allocated among the Credit Facilities as agreed between the Borrowers and the Administrative Agent, acting reasonably, (an "INCREASE"). The notice must specify:

          (i) the amount of the proposed Increase, which must be a multiple of US$5,000,000, provided that the aggregate amount of all Increases made pursuant to this Section may not exceed US$200,000,000; and

          (ii) the names of the Persons who have accepted to participate in the Increase and the amount of their participation, provided that if any such Person is not already a Lender, said Person would qualify as a permitted assignee under Sections 19.3 and 19.4 and its participation would meet the requirements of such Sections as if the participation were an assignment made hereunder.

     (b) Promptly after the giving of such notice, the Administrative Agent, the Borrowers, the Lenders and the Persons who have accepted to participate in the Increase will execute an amendment to this Agreement providing that:

          (i) the applicable Credit Facilities will be increased by the amount of the Increase;

          (ii) each Person who has accepted to participate in the Increase will have a Commitment under the applicable Credit Facility(ies) equal to the amount of its participation in the Increase (or an additional Commitment equal to such amount in the case of a Person who is already a Lender); and

          (iii) the new and existing Lenders will make among themselves such assignments of Borrowings or adjustments as are necessary to ensure that all outstanding Borrowings under any Credit Facility are owed to the Lenders under such Credit Facility in the proportion of their respective Commitments.

          and containing such other provisions as may be reasonably necessary to give effect to the Increase, including conditions precedent to the effectiveness of the Increase such as the absence of a Default which is continuing and the delivery of legal opinions.

     (c) For greater certainty, (i) nothing in this Section is intended to commit any Lender to participate in or the Administrative Agent to arrange for a participation in an Increase, and (ii) the aggregate amount of all Increases made pursuant to this Section may not exceed US$200,000,000.

                                   ARTICLE IV

                          PAYMENT OF INTEREST AND FEES

4.1  PAYMENT OF INTEREST

     Each Borrower covenants and agrees to pay at or before 12:00 noon on each relevant day hereinafter set forth, interest on Loans outstanding from time to time accrued from the applicable Drawdown Date, Conversion Date or date of renewal of such Loans until the date on which repayment in full of such Loans is received by the relevant Lenders, such interest being calculated at the rates per annum (subject to the provisions of Section 4.6) determined as follows:

4.1.1 INTEREST ON CDN. PRIME RATE LOANS: QWI shall pay to the Administrative Agent for the account of the Lenders on each outstanding Cdn. Prime Rate Loan (other than a Swingline Loan) obtained by it, as evidenced by the Loan Account, interest in Canadian Dollars for value on each Interest Payment Date at a rate per annum equal to the Cdn. Prime Rate plus the Applicable Margin. Each change in the fluctuating interest rate for such Cdn. Prime Rate Loan will take place concurrently with the corresponding change in the Cdn. Prime Rate. Such interest shall accrue from day to day, shall be payable monthly in arrears on each Interest Payment Date and shall be calculated on the daily outstanding balance of such Cdn. Prime Rate Loan for the actual number of days elapsed during the relevant calendar month (i.e. during the period from the first to the last day of such calendar month, inclusively) on the basis of a year of 365 or 366 days, as the case may be;

     QWI shall pay to the applicable Swingline Lender on each outstanding Swingline Loan which is a Cdn. Prime Rate Loan obtained by it, as evidenced by the accounts referred to in Section 9.10, interest in Canadian Dollars for value on each Interest Payment Date at a rate per annum equal to the Cdn. Prime Rate plus the Applicable Margin. Each change in the fluctuating interest rate for such Cdn. Prime Rate Loan will take place concurrently with the corresponding change in the Cdn. Prime Rate. Such interest shall accrue from day to day, shall be payable monthly in arrears on each Interest Payment Date and shall be calculated on the daily outstanding balance of such Cdn. Prime Rate Loan for the actual number of days elapsed during the relevant calendar month (i.e. during the period from the first day to the last day of such calendar month, inclusively) on the basis of a year of 365 or 366 days, as the case may be;

4.1.2 INTEREST ON US BASE RATE LOANS: QWI shall pay to the Administrative Agent for the account of the Lenders on each outstanding US Base Rate Loan (other than a Swingline

     Loan) obtained by it, as evidenced by the Loan Account, interest in US Dollars for value on each Interest Payment Date at a rate per annum equal to the US Base Rate plus the Applicable Margin. Each change in the fluctuating interest rate for such US Base Rate Loan will take place concurrently with the corresponding change in the US Base Rate. Such interest shall accrue from day to day, shall be payable monthly in arrears on each Interest Payment Date and shall be calculated on the daily outstanding balance of such US Base Rate Loan for the actual number of days elapsed during the relevant calendar month (i.e. during the period from the first to the last day of such calendar month, inclusively) on the basis of a year of 365 or 366 days, as the case may be;

     QWI shall pay to the applicable Swingline Lender on each outstanding Swingline Loan which is a US Base Rate Loan obtained by it, as evidenced by the accounts referred to in Section 9.10, interest in US Dollars for value on each Interest Payment Date at a rate per annum equal to the US Base Rate plus the Applicable Margin. Each change in the fluctuating interest rate for such US Base Rate Loan will take place concurrently with the corresponding change in the US Base Rate. Such interest shall accrue from day to day, shall be payable monthly in arrears on each Interest Payment Date and shall be calculated on the daily outstanding balance of such US Base Rate Loan for the actual number of days elapsed during the relevant calendar month (i.e. during the period from the first day to the last day of such calendar month, inclusively) on the basis of a year of 365 or 366 days, as the case may be;

4.1.3 INTEREST ON US PRIME RATE LOANS: QWUSA shall pay to the Administrative Agent for the account of the Lenders on each outstanding US Prime Rate Loan (other than a Swingline Loan) obtained by it, as evidenced by the Loan Account, interest in US Dollars for value on each Interest Payment Date at a rate per annum equal to the US Prime Rate plus the Applicable Margin. Each change in the fluctuating rate of interest for such US Prime Rate Loan will take place concurrently with the corresponding change in the US Prime Rate. Such interest shall accrue from day to day, shall be payable monthly in arrears on each Interest Payment Date and shall be calculated on the daily outstanding balance of such US Prime Rate Loan for the actual number of days elapsed during the relevant calendar month (i.e. during the period from the first to the last day of such calendar month, inclusively) on the basis of a year of 365 or 366 days, as the case may be;

     QWUSA shall pay to the applicable Swingline Lender on each outstanding Swingline Loan which is a US Prime Rate Loan obtained by it, as evidenced by the accounts referred to in Section 9.10, interest in US Dollars for value on each Interest Payment Date at a rate per annum equal to the US Prime Rate plus the Applicable Margin. Each change in the fluctuating interest rate for such US Prime Rate Loan will take place concurrently with the corresponding change in the US Prime Rate. Such interest shall accrue from day to day, shall be payable monthly in arrears on each Interest Payment Date and shall be calculated on the daily outstanding balance of such US Prime Rate Loan for the actual number of days elapsed during the relevant calendar month (i.e. during the period from the first day to the last day of such calendar month, inclusively) on the basis of a year of 365 or 366 days, as the case may be;

4.1.4 INTEREST ON LIBOR LOANS: each Borrower shall pay to the Administrative Agent for the account of the Lenders, on each outstanding Libor Loan, as evidenced by the Loan Account, interest in US Dollars for value on each Libor Interest Date applicable to such Libor Loan, at a rate per annum equal to the Adjusted Libor plus the Applicable Margin. Such interest shall accrue from day to day, shall be payable in arrears on each Libor Interest Date and shall be calculated on the daily outstanding balance of such Libor Loan for the actual number of days elapsed during the period from and including the Drawdown Date or Conversion Date, as the case may be, applicable to such Libor Loan, or from the last Libor Interest Date applicable to such Libor Loan, as the case may be, to, but not including, the next Libor Interest Date on the basis of a year of 360 days; and

4.1.5 INTEREST ON EURO LOANS: each Borrower shall pay to the Administrative Agent for the account of the Lenders, on each outstanding Euro Loan, as evidenced by the Loan Account, interest in Euros for value on each Euro Interest Date applicable to such Euro Loan, at a rate per annum equal to the Adjusted Euro Libor plus the Applicable Margin. Such interest shall accrue from day to day, shall be payable in arrears on each Euro Interest Date and shall be calculated on the daily outstanding balance of such Euro Loan for the actual number of days elapsed during the period from and including the Drawdown Date or Conversion Date, as the case may be, applicable to such Euro Loan, or from the last Euro Interest Date applicable to such Euro Loan, as the case may be, to but not including, the next Euro Interest Date on the basis of a year of 360 days.

     Each determination by the Administrative Agent (or by the applicable Swingline Lender, as applicable) of the applicable rate of interest in respect of a Borrowing pursuant to this Section 4.1 shall, in the absence of manifest error, be final, conclusive and binding on the Borrowers. Upon determination of the rate of interest applicable to a Libor Loan or a Euro Loan, the Administrative Agent shall notify the relevant Borrower and each relevant Lender of such rate.

4.2 ACCEPTANCE FEE AND ADJUSTMENTS IN THE ACCEPTANCE FEE AND IN THE ISSUANCE FEE ARISING FROM CHANGES IN QWI'S DEBT TO EBITDA RATIO

4.2.1 PAYMENT OF ACCEPTANCE FEE: upon acceptance of a Bankers' Acceptance by a Lender (or the issuance to a Lender of a Discount Note in lieu thereof), QWI shall pay to the Administrative Agent for the account of such Lender, the Acceptance Fee set forth in Section 7.2.6 calculated using the applicable Acceptance Rate;

4.2.2 CHANGE IN QWI'S DEBT TO EBITDA RATIO RESULTING IN A LOWER ACCEPTANCE RATE: if, during the period from and including the date of acceptance of any outstanding Bankers' Acceptances issued hereunder up to but excluding the maturity date thereof (the "BA TERM") there shall occur a change in QWI's Debt to EBITDA Ratio resulting in a lower Acceptance Rate then being effective, then the Acceptance Fee in respect of any such Bankers' Acceptances will be adjusted by the Administrative Agent accordingly on the maturity date of any such Bankers' Acceptances for the period during the BA Term starting as of the date at which the lower Acceptance Rate became effective in accordance with Section 4.4 (the "REDUCED ACCEPTANCE FEE"). The Lender(s) which accepted any such Bankers' Acceptances, upon notification from the Administrative Agent of any such adjustment on such maturity date, will credit QWI for the amount (the "ACCEPTANCE FEE REFUND") equal to the difference between (i) the amount of the Acceptance Fee collected by such Lender(s) on the acceptance date in respect of any such Bankers' Acceptances and (ii) the amount of the Reduced Acceptance Fee. Such Lender(s) shall on such maturity date either (I) pay to the Administrative Agent for QWI's account the Acceptance Fee Refund, or (II) if such day is an acceptance date on which one of more Bankers' Acceptances are to be accepted by such Lender(s) hereunder (as a result of a drawdown, renewal or conversion), apply the Acceptance Fee Refund to QWI's credit against the Acceptance Fees otherwise payable to such Lender(s) on such day, and the balance (if any) of the Acceptance Fee Refund remaining unpaid shall be paid by such Lender(s) as set out in (I) above;

4.2.3 CHANGE IN QWI'S DEBT TO EBITDA RATIO RESULTING IN A HIGHER ACCEPTANCE
     RATE: if, during the BA Term of any outstanding Bankers' Acceptances issued hereunder, there shall occur a change in QWI's Debt to EBITDA Ratio resulting in a higher Acceptance Rate then being effective, then the Acceptance Fee in respect of any such Bankers' Acceptances will be adjusted by the Administrative Agent accordingly on the maturity date of such Bankers' Acceptances for the period of the BA Term starting as of the date at which the higher Acceptance Rate became effective in accordance with
     Section 4.4 (the "INCREASED ACCEPTANCE FEE") and the Administrative Agent shall notify QWI and the Lender(s) which accepted the relevant Bankers' Acceptances of the amount (the "ADDITIONAL ACCEPTANCE FEE PAYMENT") equal to the difference between (i) the amount of the Acceptance Fee collected by such Lender(s) on the acceptance date in respect of any such Bankers' Acceptances and (ii) the amount of the Increased Acceptance Fee payable to such Lender(s). QWI shall on such maturity date either (I) pay to the Administrative Agent for such Lender's account the Additional Acceptance Fee Payment, or (II) if such day is an acceptance date on which one or more Bankers' Acceptances are to be accepted by such Lender(s) hereunder (as a result of a drawdown, renewal or conversion) such Lender(s) shall add the Additional Acceptance Fee Payment to the Acceptance Fees otherwise payable to such Lender(s) in respect of the Bankers' Acceptances to be accepted by it(them) hereunder on such day and such Lender(s) shall collect such Additional Acceptance Fee Payment out of the Discounted Proceeds of such Bankers' Acceptances as though the Additional Acceptance Fee Payment formed part of the Acceptance Fees otherwise payable on such day and the balance, if any, of the Additional Acceptance Fee Payment remaining unpaid shall be paid by QWI as set out in (I) above;

4.2.4 CHANGE IN QWI'S DEBT TO EBITDA RATIO RESULTING IN A LOWER ISSUANCE FEE: if, during the period from and including the Issue Date of any outstanding Letter of Credit up to but excluding the maturity date thereof (the "LC TERM") there shall occur a change in QWI's Debt to EBITDA Ratio resulting in a lower Issuance Fee then being effective, then the Issuance Fee in respect of any such Letters of Credit will be adjusted by the Administrative Agent accordingly on the earlier of (i) the maturity date of any such

     Letters of Credit or (ii) each of the dates of payment of such Issuance Fee in accordance with Section 8.8 for the period during the LC Term starting as of the date at which the lower Issuance Fee became effective in accordance with Section 4.4 (the "REDUCED ISSUANCE FEE"). The Applicable Lenders, upon notification from the Administrative Agent of any such adjustment on such maturity date or fee payment dates, will credit QWI for the amount (the "ISSUANCE FEE REFUND") equal to the difference between (i) the amount of the Issuance Fee collected by such Lender(s) in respect of any such Letters of Credit and (ii) the amount of the Reduced Issuance Fee. Such Lender(s) shall on such maturity date or fee payment dates pay to the Administrative Agent for QWI's account the Issuance Fee Refund; and

4.2.5 CHANGE IN QWI'S DEBT TO EBITDA RATIO RESULTING IN A HIGHER ISSUANCE FEE: if, during the LC Term of any outstanding Letters of Credit, there shall occur a change in QWI's Debt to EBITDA Ratio resulting in a higher Issuance Fee then being effective, then the Issuance Fee in respect of any such Letters of Credit will be adjusted by the Administrative Agent accordingly on the earlier of (i) the maturity date of such Letters of Credit or (ii) each of the dates of payment of such Issuance Fee in accordance with
     Section 8.8 for the period of the LC Term starting as of the date at which the higher Issuance Fee became effective in accordance with Section 4.4 (the "INCREASED ISSUANCE FEE") and the Administrative Agent shall notify QWI and the Applicable Lender(s) of the amount (the "ADDITIONAL ISSUANCE FEE PAYMENT") equal to the difference between (i) the amount of the Issuance Fee collected by such Lender(s) in respect of any such Letters of Credit and (ii) the amount of the Increased Issuance Fee payable to such Lender(s). QWI shall on such maturity date or fee payment dates pay to the Administrative Agent for such Lender's account the Additional Issuance Fee Payment.

4.3  COMMITMENT FEE

     On the third Business Day of July, October, January and April of each year and on (i) the Facility A Maturity Date in respect of the Facility A, (ii) the Facility B Maturity Date in respect of the Facility B and (iii) the Facility C Maturity Date in respect of the Facility C (each a "COMMITMENT FEE PAYMENT DATE") during the period commencing on the Formal Date (as defined in the Original Credit Agreement) and ending on in respect of (x) the Facility A, the Facility A Maturity Date, (y) the Facility B, the Facility B Maturity Date and
(z) the Facility C, the Facility C Maturity Date, the Borrowers shall pay to the Administrative Agent for the account of the Lenders at their respective Branches of Account and to be divided among them according to their respective Lender's Proportion of the Facility A Total Commitment, the Facility B Total Commitment or the Facility C Total Commitment, as applicable, a non-refundable commitment fee (the "COMMITMENT FEE") calculated for each day during such period at a rate per annum equal to the Commitment Fee Rate in effect for such day. The Commitment Fee shall be calculated on a daily basis on the undrawn portion of the Facility A Total Commitment, the Facility B Total Commitment, and the Facility C Total Commitment, as applicable, for the actual number of days elapsed during the relevant calendar quarter (i.e. during the period from the first to the last day of such calendar quarter, inclusively) on the basis of a year of 365 days or 366 days, as the case may be. Such undrawn portion shall be calculated by deducting from the Facility A Total Commitment, the Facility B Total Commitment and the Facility C Total Commitment, as applicable, (i) the daily outstanding amount of all Borrowings under the applicable Credit Facility other than Swingline Loans and (ii) the average daily outstanding amount of Swingline Loans under the applicable Credit Facility. For purposes of this calculation, each Swingline Lender shall deliver to the Administrative Agent on the first Business Day of each calendar month the average daily outstanding amounts of the Swingline Loans made by such Swingline Lender for the calendar month just ended. The Commitment Fee is payable in US Dollars. In connection with the Facility A and Facility B, each Lender shall advise, from time to time, the Administrative Agent and the Borrowers of the allocation of the Commitment Fee payable to it among its branches, offices and/or affiliates designated to act, on its behalf, as Cdn Qualified Lender and US Qualified Lender (the "COMMITMENT FEE ALLOCATION") and each of the parties hereto recognizes that notwithstanding any payment instructions given by the Lenders to the Administrative Agent from time to time, any and all such Commitment Fee payable to a Cdn Qualified Lender pursuant to the Commitment Fee Allocation shall be paid by or on behalf of QWI and any and all such Commitment Fee payable to a US Qualified Lender pursuant to the Commitment Fee Allocation shall be paid by or on behalf of QWUSA. In connection with the Commitment Fee payable in respect of the Facility C, QWUSA shall pay such Commitment Fee for the benefit of the Facility C Lenders.

4.4  APPLICABLE MARGIN AND FEE RATE MATRIX

     In determining the interest rates and fees payable under Sections 4.1 to
4.3 inclusive and under Section 8.8 (1), reference shall be made to QWI's Debt to EBITDA Ratio applicable as indicated on the following matrix. The Applicable Margin, Acceptance Rate, Commitment Fee Rate and Issuance Fee, as the case may be, shall be determined by reference to the appropriate tier of pricing appearing on the said matrix (the Applicable Margin, Acceptance Rate, Commitment Fee Rate and Issuance Fee set forth in the following matrix being each effective as of the Effective Date and for greater certainty not retroactively).

                  [INTENTIONALLY DELETED FOR FILING PURPOSES.]

4.5  ADMINISTRATIVE AGENT'S FEES AND OTHER FEES

     QWI covenants and agrees to pay the Administrative Agent for its own account all such fees as may be set forth in a letter agreement made on November 15, 2005 between QWI and the Administrative Agent. Such fees shall be payable in the amounts, currencies and at the times provided therein.

4.6  INTEREST ON OVERDUE AMOUNTS

4.6.1 OVERDUE PRINCIPAL OR INTEREST: (a) upon a default in the payment of principal due under this Agreement, the defaulting Borrower shall pay interest on all such principal at a rate per annum equal to the interest rate which would otherwise be applicable to such principal if it were not in default, increased by 2% per annum, and (b) upon a default in the payment of interest due under this Agreement or any of the other Loan Documents, the defaulting Borrower shall pay interest on such overdue interest at a rate per annum equal to the rate which would otherwise be applicable, increased by 2% per annum;

4.6.2 OTHER AMOUNTS: at any time, upon a default in the payment of any other amount due under this Agreement, the Borrower having failed to make the payment shall pay interest on such overdue amount (which overdue amount, for greater certainty, shall not include overdue principal or interest) at a rate per annum equal to (a) if the overdue amount is denominated in US Dollars and is owed by QWI, the sum of the US Base Rate in effect from time to time plus the Applicable Margin for a US Base Rate Loan at such time plus 2% per annum, (b) if the overdue amount is denominated in US Dollars and is owed by QWUSA, the sum of the US Prime Rate in effect from time to time plus the Applicable Margin for a US Prime Rate Loan at such time plus 2% per annum, (c) if the overdue amount is denominated in Canadian Dollars, the sum of the Cdn. Prime Rate in effect from time to time plus the Applicable Margin for Cdn. Prime Rate Loans at such time plus 2% per annum and (d) if the overdue amount is denominated in Euros, the sum of the Adjusted Euro Libor as would be applicable to a Euro Loan hereunder with a Euro Interest Period of one month and in an amount equal to the overdue amount plus the Applicable Margin for a Euro Loan at such time plus 2% per annum; and

4.6.3 PAYMENT: in each case under Sections 4.6.1 and 4.6.2, interest shall be payable on demand and shall be calculated on a daily basis and compounded monthly from the date such amount becomes due and payable for so long as such amount remains unpaid and on the basis of a year of 365 or 366 days, as the case may be, or 360 days in the case of Libor Loans and Euro Loans.

     All interest provided for in this Agreement shall be payable both before and after maturity, default and judgment.

4.7  COMPUTATION OF INTEREST FOR INTEREST ACT (CANADA) PURPOSES

4.7.1 NOMINAL RATE OF INTEREST: unless otherwise stated, wherever in this Agreement reference is made to a rate of interest "per annum" or a similar expression is used, such interest shall be calculated on the basis of a calendar year of 365 or 366 days, as the case may be, and using the nominal rate method of calculation and shall not be calculated using the effective rate method of calculation or any other basis that gives effect to the principle of deemed reinvestment of interest; and

4.7.2 INTEREST ACT (CANADA) DISCLOSURE: for the purpose of the Interest Act (Canada) and disclosure thereunder, whenever interest to be paid hereunder is to be calculated on the basis of a year of 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either 360 or such other period of time, as the case may be.

                                    ARTICLE V

                      CONDITIONS APPLICABLE TO LIBOR LOANS

5.1  SELECTION OF LIBOR INTEREST PERIODS

5.1.1 AMOUNT AND AVAILABILITY: all Libor Loans shall be drawn down in US Dollars in the minimum amounts set forth in Section 3.7 and shall be for a Libor Interest Period as selected pursuant to Section 5.1.2, subject to availability to each Lender, respectively;

5.1.2 SELECTION OF LIBOR INTEREST PERIOD: if a Borrower has requested a Borrowing by way of Libor Loan pursuant to Section 3.7 or wishes to choose a new Libor Interest Period for an outstanding Libor Loan (and thus renew such outstanding Libor Loan without novation) or has chosen to convert an existing Borrowing into a Libor Loan pursuant to Section 3.12, such Borrower shall, prior to the relevant Drawdown Date or the expiry of the relevant Libor Interest Period or the relevant Conversion Date, as the case may be, give notice to the Administrative Agent in accordance with the requirements of Section 3.7 stating the selected duration (being a duration of approximately one month, two months, three months, six months or up to one year or, subject to availability to each Lender, a duration of approximately 10 to 180 days) of the next applicable Libor Interest Period for such Borrowing or setting forth the intention of the said Borrower to repay or convert such Libor Loan at the end of the current Libor Interest Period, it being understood that:

     (a) in the case of a Borrowing by way of Libor Loans which is already outstanding, the Libor Interest Period shall commence on and include the last day of the then current Libor Interest Period for such Borrowing;

     (b) the Libor Interest Period is subject to availability to each relevant Lender;

     (c) whenever the last day of any Libor Interest Period would otherwise occur on a day other than a Business Day, the last day of such Libor Interest Period shall be extended to occur on the next succeeding Business Day, provided however, that, if such extension would cause the last day of such Libor Interest Period to occur in the next following calendar month, the last day of such Libor Interest Period shall occur on the immediately preceding Business Day; and

     (d) whenever the first day of any Libor Interest Period occurs on a day of an initial calendar month for which there is no numerically corresponding day in the calendar month that succeeds such initial calendar month by the number of months equal to the number of months in such Libor Interest Period, such Libor Interest Period shall end on the last Business Day of such succeeding calendar month; and

5.1.3 DEEMED CONVERSION: if, in respect of a Libor Loan which is already outstanding, a Borrower fails to give notice as provided in Section 5.1.2, the said Borrower shall be deemed to have notified the Administrative Agent on behalf of the relevant Lenders of its intention to convert, without novation, the relevant Libor Loan into a US Base Rate Loan or a US Prime Rate Loan, as applicable.

5.2  ALTERNATE BASIS OF BORROWING

     If at any time during the term of this Agreement, a Lender determines reasonably and in good faith (which determination shall, in the absence of manifest error, be final, conclusive and binding upon the Borrowers) and notifies the Administrative Agent in accordance with Section 18.6 that:

(a) adequate and fair means do not exist for ascertaining the rate of interest with respect to a Libor Loan,

(b) the cost to such Lender of making, funding or maintaining its Lender's Proportion of a Libor Loan does not accurately reflect its effective cost in respect thereof,

(c) the making or continuing of Libor Loans by such Lender has been made impracticable by the occurrence of any event which materially and adversely affects the London interbank eurodollar market, or

(d) deposits in US Dollars are not available to such Lender in the London interbank eurodollar market in sufficient amounts in the ordinary course of business for the applicable Libor Interest Period to make, fund or maintain a Libor Loan during such Libor Interest Period, then, the Administrative Agent shall, on behalf of the Lender affected by such event or circumstance (the "AFFECTED LENDER"), notify the Borrowers of such determination in writing with an indication of the Loans affected by such determination (each an "AFFECTED LOAN"). For so long as the circumstances referred to in paragraph (a), (b), (c) or (d) above shall continue and until notice to the contrary is given to the Borrowers by the Administrative Agent on behalf of the Affected Lender, the Affected Lender shall not be obliged to make any further Affected Loans available under the Credit Facilities. The principal amount of all outstanding Affected Loans granted by the Affected Lender shall, at the expiry of the relevant Libor Interest Period, automatically be converted without novation into such other form of Borrowings then available under the relevant Credit Facility as the relevant Borrower may request by notice to the Administrative Agent or failing such notice by the said Borrower, into a US Base Rate Loan or a US Prime Rate Loan, as applicable, and thereafter, for so long as the circumstances referred to in any of paragraphs (a) to (d) above continue, such Affected Lender shall only be obliged to extend its Lender's Proportion of Affected Loans in such other forms of Borrowings or in US Base Rate Loans or US Prime Rate Loans, as the case may be. Alternatively, the Borrowers:

(A) may designate another Lender or a new lender to whom such Affected Lender's rights, benefits and/or obligations under this Agreement shall be assigned and such Affected Lender shall effect such transfer to such designated Lender or new lender in accordance with Section 19.3 provided that (i) no Event of Default or Default has occurred which is continuing, (ii) the replacement Lender is acceptable to the Administrative Agent, acting reasonably, (iii) the Borrowers have satisfied all their obligations to such Affected Lender under this Agreement and (iv) the Borrowers have paid the US$3,500 processing and recordation fee required pursuant to Section 19.7 if such replacement Lender is not an existing Lender, or

(B) may cancel and reduce the whole of the Commitment of such Affected Lender by giving the notice required under Section 3.11.2 provided that (i) no Event of Default or Default has occurred which is continuing and (ii) the Borrowers have satisfied all their obligations to such Affected Lender under this Agreement. The amount by which the Aggregate Commitment is so reduced and cancelled may not be reinstated hereunder and any such cancellation and reduction shall be irrevocable and shall permanently reduce the Aggregate Commitment (without reducing the other Lenders' own Commitments except as otherwise provided hereunder).

                                   ARTICLE VI

                       CONDITIONS APPLICABLE TO EURO LOANS

6.1  SELECTION OF EURO INTEREST PERIODS

6.1.1 AMOUNT AND AVAILABILITY: all Euro Loans shall be drawn down in Euros in the minimum amounts set forth in Section 3.7 and shall be for a Euro Interest Period as selected pursuant to Section 6.1.2, subject to availability to each Lender, respectively;

6.1.2 SELECTION OF EURO INTEREST PERIOD: if a Borrower has requested a Borrowing by way of Euro Loan pursuant to Section 3.7 or wishes to choose a new Euro Interest Period for an outstanding Euro Loan (and thus renew such outstanding Euro Loan without novation) or has chosen to convert an existing Borrowing into a Euro Loan pursuant to Section 3.12, such Borrower shall, prior to the relevant Drawdown Date or the expiry of the relevant Euro Interest Period or the relevant Conversion Date, as the case may be, give notice to the Administrative Agent in accordance with the requirements of Section 3.7 stating the selected duration (being a duration of approximately one month, two months, three months, six months or up to one year) of the next applicable Euro Interest Period for such Borrowing or setting forth the intention of the said Borrower to repay or convert such Euro Loan at the end of the current Euro Interest Period, it being understood that:

     (a) in the case of a Borrowing by way of Euro Loan which is already outstanding, the Euro Interest Period shall commence on and include the last day of the then current Euro Interest Period for such Borrowing;

     (b) the Euro Interest Period is subject to availability to each relevant Lender;

     (c) whenever the last day of any Euro Interest Period would otherwise occur on a day other than a Business Day, the last day of such Euro Interest Period shall be extended to occur on the next succeeding Business Day, provided however, that, if such extension would cause the last day of such Euro Interest Period to occur in the next following calendar month, the last day of such Euro Interest Period shall occur on the immediately preceding Business Day; and

     (d) whenever the first day of any Euro Interest Period occurs on a day of an initial calendar month for which there is no numerically corresponding day in the calendar month that succeeds such initial calendar month by the number of months equal to the number of months in such Euro Interest Period, such Euro Interest Period shall end on the last Business Day of such succeeding calendar month; and

6.1.3 DEEMED CONVERSION: if, in respect of a Euro Loan which is already outstanding, a Borrower fails to give notice as provided in Section 6.1.2, the said Borrower shall be deemed to have notified the Administrative Agent on behalf of the relevant Lenders of its intention to convert, without novation, the Equivalent Amount in US Dollars of the relevant Euro Loan into a US Base Rate Loan or a US Prime Rate Loan, as applicable, (the calculation of such conversion to be made in accordance with Section 3.12).

6.2  ALTERNATE BASIS OF BORROWING

     If at any time during the term of this Agreement, a Lender determines reasonably and in good faith (which determination shall, in the absence of manifest error, be final, conclusive and binding upon the Borrowers) and notifies the Administrative Agent in accordance with Section 18.6 that:

(a) adequate and fair means do not exist for ascertaining the rate of interest with respect to a Euro Loan,

(b) the cost to such Lender of making, funding or maintaining its Lender's Proportion of a Euro Loan does not accurately reflect its effective cost in respect thereof,

(c) the making or continuing of Euro Loans by such Lender has been made impracticable by the occurrence of any event which materially and adversely affects the interbank Euro market, or

(d) deposits in Euros are not available to such Lender in the interbank Euro market in sufficient amounts in the ordinary course of business for the applicable Euro Interest Period to make, fund or maintain a Euro Loan during such Euro Interest Period, then, the Administrative Agent shall, on behalf of the Lender affected by such event or circumstance (the "AFFECTED LENDER"), notify the Borrowers of such determination in writing with an indication of the Loans affected by such determination (each an "AFFECTED LOAN"). For so long as the circumstances referred to in paragraph (a), (b), (c) or (d) above shall continue and until notice to the contrary is given to the Borrowers by the Administrative Agent on behalf of the Affected Lender, the Affected Lender shall not be obliged to make any further Affected Loans available under the Credit Facilities. The principal amount of all outstanding Affected Loans granted by the Affected Lender shall, at the expiry of the relevant Euro Interest Period, automatically be converted (with the calculation of the Equivalent Amount of the currency into which the Affected Loan is to be converted into to be made in accordance with
Section 3.12) without novation into such other form of Borrowings then available under the relevant Credit Facility as the relevant Borrower may request by notice to the Administrative Agent or failing such notice by the said Borrower, into a US Base Rate Loan or a US Prime Rate Loan, as applicable, and thereafter, for so long as the circumstances referred to in any of paragraphs (a) to (d) above continue, such Affected Lender shall only be obliged to extend its Lender's Proportion of Affected Loans in such other forms of Borrowings or in US Base Rate Loans or US Prime Rate Loans, as the case may be. Alternatively, the
Borrowers:

(A) may designate another Lender or a new lender to whom such Affected Lender's rights, benefits and/or obligations under this Agreement shall be assigned and such Affected Lender shall effect such transfer to such designated Lender or new lender in accordance with Section 19.3 provided that (i) no Event of Default or Default has occurred which is continuing, (ii) the replacement Lender is acceptable to the Administrative Agent, acting reasonably, (iii) the Borrowers have satisfied all their obligations to such Affected Lender under this Agreement and (iv) the Borrowers have paid the US$3,500 processing and recordation fee required pursuant to Section
     19.7 if such replacement Lender is not an existing Lender, or

(B) may cancel and reduce the whole of the Commitment of such Affected Lender by giving the notice required under Section 3.11.2 provided that (i) no Event of Default or Default has occurred which is continuing and (ii) the Borrowers have satisfied all their obligations to such Affected Lender under this Agreement. The amount by which the Aggregate Commitment is so reduced and cancelled may not be reinstated hereunder and any such cancellation and reduction shall be irrevocable and shall permanently reduce the Aggregate Commitment (without reducing the other Lenders' own Commitments except as otherwise provided hereunder).

6.3 ELECTION OF EURIBOR AS BASIS FOR THE CALCULATION OF INTEREST APPLICABLE TO EURO LOANS

     QWI, at any time during the term of this Agreement, may by way of a 30-day written notice to the Administrative Agent (who shall transmit same to the Lenders) request that the rate of interest on Euro Loans be established on the basis of Euribor, in which case, upon the expiry of the 30-day period (or at such later day as may be specified by QWI in its said notice or as may be agreed to between the Administrative Agent and QWI), all Euro Loans shall as and from the said date bear interest on the basis of Euribor except for each Euro Loan then outstanding which shall continue to bear interest at the rate of interest then applicable to such Euro Loan until the expiry of the Euro Interest Period then applicable thereto.

                                  ARTICLE VII

                  CONDITIONS APPLICABLE TO BANKERS' ACCEPTANCES

7.1  BANKERS' ACCEPTANCES

     QWI may effect Borrowings under the Facility A or the Facility B by way of Bankers' Acceptances denominated in Canadian Dollars in accordance with the provisions of Section 3.7 and this Article VII. Any reference in this Article VII to a "Lender" or "Lenders" should be read as applying only to the Facility A Lenders or the Facility B Lenders, as the case may be.

     At the discretion of a Lender, Bankers' Acceptances to be accepted by such Lender may be issued in the form of "depository bills" within the meaning of the Depository Bills and Notes Act (Canada) and deposited with the Canadian Depository for Securities Limited ("CDS") and may be made payable to "CDS & Co." or in such other name as may be acceptable to CDS and thereafter dealt with in accordance with the rules and procedures of CDS, consistent with the terms of this Agreement.

     For the purposes of this Agreement, the full face value of Bankers' Acceptances, without Discount, shall be used when calculations are made to determine the amount of Borrowings.

     Each determination by the Administrative Agent of the Acceptance Fee, the Discount Rate, the Discounted Proceeds and the Discount shall, in the absence of manifest error be final, conclusive and binding on the Borrowers and the Lenders.

7.2  CONDITIONS APPLICABLE TO BANKERS' ACCEPTANCES

7.2.1 NOTICE BY BORROWER: QWI shall request that Advances be made by way of Bankers' Acceptances, that outstanding Borrowings be converted into Bankers' Acceptances or that Borrowings outstanding by way of Bankers' Acceptances be renewed in the same form of Borrowing, by giving on a timely basis the notice required under Section 3.7, 3.12 or 7.2.5, as applicable;

7.2.2 PROCEDURES FOR THE ISSUE OF BANKERS' ACCEPTANCES:

(a)  Bankers' Acceptances issued pursuant to this Agreement:

          (i) shall be denominated in Canadian Dollars, in amounts of Cdn.$100,000 or multiples thereof,

          (ii) shall be issued, in respect of all Lenders, in a minimum aggregate amount of Cdn.$10,000,000 and whole multiples of Cdn.$1,000,000 in excess of such minimum aggregate amount,

          (iii) shall have a term of one month, two months, three months or six months, or of approximately 10 to 180 days in each case excluding days of grace and subject to availability to each Lender, respectively,

          (iv) shall mature on a Business Day on or before the Facility A Maturity Date or the Facility B Maturity Date, as applicable, and

          (v) will be purchased by each Lender for its own account, each Lender (other than a Non-B-A Lender) reserving the right to sell or trade them in the money market either directly or through stock brokers or dealers;

(b) the aggregate face amount of the Bankers' Acceptances to be accepted by a Lender shall be determined by the Administrative Agent by reference to its Lender's Proportion, except that, if the face amount of a Bankers' Acceptance which would otherwise be accepted by a Lender would not be Cdn.$100,000 or a whole multiple thereof, such face amount shall be increased or reduced by the Administrative Agent in its sole discretion to Cdn.$100,000 or the nearest whole multiple of that amount, as appropriate, provided however that Borrowings from any Lender may not, as a result of the foregoing, exceed the relevant Commitment of such Lender; and

(c)  Upon each issue of Bankers' Acceptances:

     (i) which are purchased by the Lenders for their own account, QWI shall be entitled to be credited by the Administrative Agent on behalf of the said Lenders with the Discounted Proceeds thereof, less the Acceptance Fee,

     (ii) as a result of the conversion of outstanding Borrowings into Bankers' Acceptances or as a result of the renewal of outstanding Bankers' Acceptances, QWI shall, concurrently with the conversion or renewal, pay in advance to the Administrative Agent on behalf of the accepting Lenders an amount equal to the Discount applicable to such issue, to be applied against the principal amount of the Borrowing being so converted or renewed, plus the applicable Acceptance Fee;

7.2.3 DELIVERY BY BORROWER OF BANKERS' ACCEPTANCES AND POWER OF ATTORNEY FOR THEIR EXECUTION: as a condition precedent to the obligation of a Lender to accept Bankers' Acceptances hereunder, QWI shall have delivered to such Lender sufficient bankers' acceptances signed and endorsed in blank in sufficient time to enable such Lender to hold and complete same in accordance with a request from QWI through the Administrative Agent. Alternatively, to facilitate availment of the Borrowings by way of Bankers' Acceptances, QWI hereby appoints each Lender as its agent to sign and endorse on its behalf, in handwriting or by facsimile or mechanical signature as and when deemed necessary by such Lender, blank forms of Bankers' Acceptances in order to allow each Lender to complete and accept from time to time such instruments in the aggregate and face amounts and for the maturities chosen by QWI (subject to the provisions of Sections 7.3 and 7.4). In this respect, each Lender will maintain an adequate supply of blank forms of Bankers' Acceptances so pre-signed and pre-endorsed for acceptance hereunder. QWI recognizes and agrees that all Bankers' Acceptances signed and/or endorsed on its behalf by a Lender shall bind QWI as fully and effectually as if signed in the handwriting of and duly issued by the proper signing officers of QWI. In this connection, the parties also agree as follows:

     (a) no Lender shall be liable for any damage, loss or other claim arising by reason of any loss or improper use of any bankers' acceptance signed and endorsed in blank as aforesaid except any loss arising by reason of the gross or intentional fault of such Lender or its officers, employees, agents or representatives failing to use the same standards of care in the custody of such bankers' acceptances as such Lender uses in the custody of its own property of a similar nature;

     (b) in accordance with the instructions given from time to time by QWI, each relevant Lender is hereby authorized to complete the aforementioned Bankers' Acceptance forms, to provide its acceptance thereon, to provide (when applicable) the Discounted Proceeds thereof to the Administrative Agent for the account of QWI and, at each such Lender's option, to put them into circulation, the whole as provided in and subject to this Agreement; and

     (c) on request by or on behalf of QWI, a Lender shall cancel all forms of Bankers' Acceptance which have been pre-signed or pre-endorsed by or on behalf of QWI and which are held by the said Lender and have not yet been issued in accordance herewith;

7.2.4 EXECUTION OF BANKERS' ACCEPTANCES: drafts of QWI to be accepted as Bankers' Acceptances hereunder shall be signed as set forth in Section
     7.2.3. Notwithstanding that any person whose signature appears on any Bankers' Acceptance may no longer be an authorized signatory for QWI at the date of issuance of a Bankers' Acceptance, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance and any such Bankers' Acceptance so signed shall be binding on QWI;

7.2.5 PROCEDURES RELATING TO THE MATURITY AND FACE AMOUNT OF ALL BANKERS'
     ACCEPTANCES:

     (a) Notification to Administrative Agent: if Bankers' Acceptances are outstanding hereunder, QWI shall, prior to the date of maturity of the then current Bankers' Acceptances issued by it, irrevocably notify the Administrative Agent of its intention to repay, renew or convert such Borrowing at the maturity of the related Bankers' Acceptances, such notice to be given by telephone within notice periods similar to those provided in Section 3.7, followed by written confirmation on the same day substantially in the form attached as Schedule 3.7 or such other form as may be acceptable to the Administrative Agent;

     (b) Renewal Term: if QWI shall choose to renew a Borrowing outstanding by way of Bankers' Acceptances in the same form of Borrowing, QWI shall cause the term of the new Bankers' Acceptances to commence on and include the date of maturity of the relative Bankers' Acceptances being renewed;

     (c) Failure to Notify: if QWI fails to notify the Administrative Agent as provided in Section 7.2.5(a), QWI shall be deemed to have notified the Administrative Agent on behalf of the Lenders of its intention to convert the relevant Borrowing by way of Bankers' Acceptances into a Cdn. Prime Rate Loan;

     (d) Payment on Maturity: QWI shall, by no later than 12:00 noon on the maturity date of each Bankers' Acceptance, pay to each relevant Lender an amount equal to the face amount of all Bankers' Acceptances accepted by such Lender and maturing on that day (i) by effecting such payment out of its own funds to the Administrative Agent for the benefit of the relevant Lender, or (ii) by converting such Borrowing by way of Bankers' Acceptances into another form of Borrowing then available hereunder or (iii) by renewing such Bankers' Acceptances hereunder, subject to the payment of the Discount as provided in
          Section 7.2.2(c)(ii) and in each case of renewal, the payment of the Discounted Proceeds together with the Discount paid to such Lender in respect thereof as provided in Section 7.2.2(c)(ii) shall be applied by the said Lender to the reduction of the Borrowing being renewed; and

     (e) Failure to Pay: in the event that QWI fails to provide payment of the face amount of a Bankers' Acceptance on its maturity date as required pursuant to Section 7.2.5(d), then the Canadian Dollar amount of such failed payment shall be deemed for all purposes of this Agreement to be and shall be treated in all respects as a Borrowing by way of a Cdn. Prime Rate Loan as and from such maturity date;

7.2.6 ACCEPTANCE FEE: QWI shall pay to the Administrative Agent for the account of each of the relevant Lenders the Acceptance Fee in Canadian Dollars forthwith upon the acceptance by a Lender of a Bankers' Acceptance issued by QWI. QWI authorizes and directs the Administrative Agent and the Lenders to deduct from the Discounted Proceeds of Bankers' Acceptances purchased by the Lenders for their own account, the amount of each such Acceptance Fee upon the issue of each Bankers' Acceptance;

7.2.7 ALTERNATE BASIS OF BORROWING: if at any time during the term of this Agreement, a Lender or, as the case may be, the Administrative Agent determines in good faith (which determination shall be final, conclusive and binding upon QWI) that by reason of circumstances or changes affecting the market for Bankers' Acceptances:

     (a) it is no longer possible for that Lender to establish the Discount Rate in respect of Bankers' Acceptances accepted by it, or

     (b) the market for Bankers' Acceptances no longer exists, is too weak for its normal use by the Lenders or is not capable in the normal course of business to absorb Bankers' Acceptances accepted by the Lenders, then, the Administrative Agent shall immediately (or in the case of (a) above upon receipt of notice from the relevant Lender) notify QWI of its determination in writing. For so long as the circumstances referred to in paragraphs (a) or (b) of this subsection shall continue, the affected Lender (the "AFFECTED LENDER") shall not be obliged to make any further Borrowings available by way of Bankers' Acceptances and thereafter, until notice to the contrary is given to QWI by the Administrative Agent, the Affected Lender shall only be obligated to make other forms of Borrowings available to QWI hereunder, and the principal amount of all Borrowings outstanding by way of Bankers' Acceptances owed to such Lender shall, at the expiry of the related Bankers' Acceptances, be converted without novation into such other form of Borrowing as QWI may request by notice to the Administrative Agent or failing such notice, into Cdn. Prime Rate Loans. Alternatively, QWI:

     (A) may designate another Lender or a new lender to whom such Affected Lender's rights, benefits and/or obligations under this Agreement shall be assigned and such Affected Lender shall effect such transfer to such designated Lender or new lender in accordance with Section
          19.3 provided that (i) no Event of Default or Default has occurred which is continuing, (ii) the replacement Lender is acceptable to the Administrative Agent, acting reasonably, (iii) QWI has satisfied all its obligations to such Affected Lender under this Agreement and (iv) QWI has paid the US$3,500 processing and recordation fee required pursuant to Section 19.7 if such replacement Lender is not an existing Lender, or

     (B) may cancel and reduce the whole of the Commitment of such Affected Lender by giving the notice required under Section 3.11.2 provided that (i) no Event of Default or Default has occurred which is continuing and (ii) QWI has satisfied all its obligations to such Affected Lender under this Agreement. The amount by which the Aggregate Commitment is so reduced and cancelled may not be reinstated hereunder and any such cancellation and reduction shall be irrevocable and shall permanently reduce the Aggregate Commitment (without reducing the other Lenders' own Commitments except as otherwise provided hereunder);

7.2.8 WAIVER OF CLAIM: QWI shall have no right to set up as against any of the Lenders or the Administrative Agent any defense or right of action, of indemnification or of set-off or compensation or any similar claim of any nature whatsoever which QWI may have had at any time or may have in the future with respect to any holder of one or more Banker's Acceptance(s) issued hereunder;

7.2.9 ADMINISTRATIVE AGENT TO FURNISH DETAILS OF BORROWINGS TO LENDERS: with respect to each Borrowing by way of Bankers' Acceptances, after QWI has given notice to the Administrative Agent as stipulated in Section 3.7, 3.12 or 7.2.5, the Administrative Agent shall on the Business Day prior to the relevant Drawdown Date, Conversion Date or renewal date, advise each relevant Lender of:

     (a)  the amount, date and term of the Bankers' Acceptances; and

     (b)  each Lender's participation in such issue of Bankers' Acceptances;

     and on the relevant Drawdown Date, Conversion Date or renewal date, the Administrative Agent shall advise each relevant Lender of the Discount Rate, the Discounted Proceeds, the Discount and the Acceptance Fee applicable thereto. To enable the Administrative Agent so to advise each relevant Lender, those Lenders, if any, whose discount rates are to be used in the calculation of Discount Rates applicable to Bankers' Acceptances agree to advise the Administrative Agent of their respective discount rates at or about 10:00 a.m. on the date of issuance of any such Bankers' Acceptances;

7.2.10 ADVANCE TO BE MADE THROUGH ADMINISTRATIVE AGENT: on the Drawdown Date of each Advance by way of Bankers' Acceptances, each relevant Lender agrees to provide the Discounted Proceeds of the Bankers' Acceptances accepted by it (or the Discount Notes issued to it), less the Acceptance Fee, to the Administrative Agent at the Administrative Agent's Account for Payments for value on such Drawdown Date; and

7.2.11 PAYMENT BY LENDER ON MATURITY: on the maturity date of each Bankers' Acceptance issued hereunder, each relevant Lender, at such Lender's Montreal or Toronto main branch or office, will pay to the redeeming holder, if any, of each Bankers' Acceptance, at the time of presentment thereof, the face amount of such Bankers' Acceptance.

7.3  BA EQUIVALENT LOANS BY NON-BA LENDERS

     Whenever QWI makes a Borrowing under this Agreement by way of Bankers' Acceptances, each Non-BA Lender shall, in lieu of accepting a Bankers' Acceptance, make a BA Equivalent Loan.

7.4  SPECIAL CONDITIONS APPLICABLE TO NON-BA LENDERS

     The provisions of this Article VII dealing with Bankers' Acceptances apply to the Non-BA Lenders, provided that each of the Non-BA Lenders shall execute its obligations pursuant to this Article VII by effecting (in the case of an Advance) or maintaining (in the case of a conversion or renewal of a Borrowing) direct advances to QWI through the Administrative Agent, equal to its Lender's Proportion of each Borrowing to be outstanding by way of Bankers' Acceptances, and not by accepting Bankers' Acceptance instruments as provided herein. In order to allow the Non-BA Lenders to derive benefits comparable to those enjoyed by the other Lenders under this Article VII in respect of each Borrowing by way of Bankers' Acceptances, each of the Non-BA Lenders may deduct for its own account, from each Borrowing which would otherwise be granted by way of the issue and acceptance of Bankers' Acceptances, an amount equivalent to the total of the Discount and the Acceptance Fee applicable to such Borrowing by way of Bankers' Acceptances. QWI shall deliver to each of the Non-BA Lenders non-interest bearing Discount Notes substantially in the form of Schedule 1.1.2 in lieu of the forms of Bankers' Acceptances used by the other Lenders; provided that the Borrowings from the Non-BA Lenders to be evidenced by such Discount Notes shall in no circumstance be deemed to constitute the novation of a previous Borrowing being converted or renewed hereunder, such Discount Notes being intended to serve merely as the confirmation of the current method of computing the cost of such converted or renewed Borrowing. At the time of each Borrowing by way of Bankers' Acceptances, such form of Discount Notes shall be completed as follows: they shall be payable to the order of the Non-BA Lender, shall be in principal amounts equal to its Lender's Proportion of the related Borrowings to be outstanding by way of Bankers' Acceptances and shall have the same maturities as are applicable to such Borrowings.

     The provisions of this Agreement dealing with Bankers' Acceptances (including the provisions of Section 7.2.3 relating to their execution by the Lenders under power of attorney) shall apply mutatis mutandis to Discount Notes to be issued to Non-BA Lenders, with all adjustment to the language of such provisions which may be desirable to give full effect to the spirit and intent of this Section (except that no Discount Note may be sold, traded, negotiated, rediscounted or otherwise disposed of by Non-BA Lenders, except as contemplated by Article XIX hereof).

                                  ARTICLE VIII

                   CONDITIONS APPLICABLE TO LETTERS OF CREDIT

8.1  LETTERS OF CREDIT COMMITMENT

     Each Lender, under the relevant Credit Facility, agrees (on a several basis with the other Lenders up to the amount of such Lender's Commitment), subject to the terms and conditions herein set forth, from time to time on any Business Day, to (a) issue POA Letters of Credit under the applicable Credit Facility, for the account of the relevant Borrower prior to the cancellation or termination thereof and (b) to participate in Fronted Letters of Credit; provided that at no time shall:

     (i) the Aggregate Face Amount of all outstanding Letters of Credit exceed the LC Aggregate Commitment,

     (ii) the Aggregate Face Amount of all outstanding Letters of Credit issued under Facility A exceed the LC A Commitment; and

     (iii) the Aggregate Face Amount of all outstanding Letters of Credit issued under Facility C exceed the LC C Commitment.

     Letters of Credit shall be issued by way of, as selected by the relevant Borrower, either:

     (a) a Letter of Credit (a "FRONTED LETTER OF CREDIT") issued by the applicable Issuing Bank on behalf of the Applicable Lenders under the applicable Credit Facility on a "fronting" basis as contemplated by
          Section 8.2; or

     (b) a Letter of Credit (a "POA LETTER OF CREDIT") issued by the Administrative Agent as attorney of the Applicable Lenders under the applicable Credit Facility in accordance with Section 8.3.

     As used in this Agreement, the term "LC ISSUER" means, as the context requires, either the applicable Issuing Bank that accepts to act as issuer of a Fronted Letter of Credit or the Administrative Agent as the issuer of a POA Letter of Credit as attorney for the Applicable Lenders.

8.2  FRONTED LETTERS OF CREDIT

     In the event that a Fronted Letter of Credit shall be issued on behalf of the Applicable Lenders by an Issuing Bank:

     (a) the Face Amount in respect of such Letter of Credit shall be considered to be allocated among the Applicable Lenders under the applicable Credit Facility on the basis of their respective Lender's Proportion, and on the basis that each such Lender is liable to, and by entering into this Agreement agrees to, indemnify and hold harmless the applicable Issuing Bank in relation to such Issuing Bank's liability as issuer of such Letter of Credit to the extent of the amount of such Lender's Proportion of such liability;

     (b) for greater certainty and without limiting the generality of Section 8.12, the Face Amount in respect of such Letter of Credit among the Applicable Lenders shall be adjusted in the circumstances and in the manner contemplated by Section 8.12 in order to reflect the issuance of Fronted Letters of Credit by the applicable Issuing Bank on behalf of such Lenders.

8.3  POA LETTERS OF CREDIT

     The provisions of this Section 8.3 shall apply to POA Letters of Credit.

     (1) Issuance on behalf of Applicable Lenders. Each POA Letter of Credit shall be issued by the Administrative Agent on behalf of all Applicable Lenders under the applicable Credit Facility as a single multi-Lender Letter of Credit, but the obligation of each such Lender thereunder shall be several, and not joint or solidary, based upon its share (on the basis of its Lender's Proportion) in effect on the date of issuance of such POA Letter of Credit, subject to any changes resulting from a change in such Lender's Proportion after the date of issuance of the POA Letter of Credit that are effected in accordance with the terms of the POA Letter of Credit. Each POA Letter of Credit shall include the provisions contained in, and shall be substantially in the form of Schedule 8, and shall otherwise be in a form satisfactory to the Administrative Agent. Without the unanimous consent of the Lenders under a Credit Facility, no POA Letter of Credit shall be issued under such Credit Facility which varies the several and not joint (or solidary) nature of the liability of each Lender thereunder.

     (2) Administrative Agent as Agent and Attorney. Each POA Letter of Credit shall be executed and delivered by the Administrative Agent in the name and on behalf of, and as attorney-in-fact for, each Applicable Lender party to such Letter of Credit. The Administrative Agent shall act under each POA Letter of Credit as the agent of each Applicable Lender under the applicable Credit Facility to:

          (a) receive documents presented by the beneficiary under such POA Letter of Credit;

          (b) determine whether such documents are in compliance with the terms and conditions of such POA Letter of Credit; and

          (c) notify such Lender and the relevant Borrower that a valid drawing has been made and the date that the related payment under such POA Letter of Credit is to be made; provided that the Administrative Agent (in such capacity) shall have no obligation or liability for any payment to be made under any POA Letter of Credit and each POA Letter of Credit shall expressly so provide.

     (3) Power of Attorney. Each Applicable Lender under the applicable Credit Facility hereby irrevocably appoints and designates the Administrative Agent as its attorney-in-fact, acting through any duly authorized officer of the Administrative Agent, to execute and deliver each POA Letter of Credit to be issued by such Lender hereunder in the name and on behalf of such Lender. In addition, promptly upon the request of the Administrative Agent, each Applicable Lender will furnish to the Administrative Agent such powers of attorney or other evidence as any beneficiary of any POA Letter of Credit may reasonably request in order to demonstrate that the Administrative Agent has the power to act as attorney-in-fact for such Lender to execute and deliver such POA Letter of Credit. The Borrowers and the Lenders agree that each POA Letter of Credit shall provide that all documents presented thereunder shall be delivered to the Administrative Agent and that all payments thereunder shall be made by the Lenders obligated thereon through the Administrative Agent. Each Applicable Lender under the applicable Credit Facility shall be severally liable under each POA Letter of Credit in proportion to its Lender's Proportion on the date of issuance of such POA Letter of Credit and each POA Letter of Credit shall specify each such Lender's Proportion of the amount payable thereunder.

     (4) Documents and Payment Demands. The Borrowers and each Lender hereby authorize the Administrative Agent to review on behalf of each relevant Lender each document presented under each POA Letter of Credit. The determination of the Administrative Agent as to the conformity of any documents presented under a POA Letter of Credit to the requirements of such POA Letter of Credit shall be conclusive and binding on the relevant Borrower and each Lender; provided that the Administrative Agent acts in accordance with the standards of reasonable care specified in the Uniform Customs. The Administrative Agent shall, within a reasonable time following its receipt thereof, examine all documents purporting to represent a demand for payment under any POA Letter of Credit. The Administrative Agent shall promptly after such examination:

          (a) notify each of the Lenders obligated under such POA Letter of Credit and the relevant Borrower by telephone (confirmed in writing) of such demand for payment and of each Lender's Lender's Proportion of such payment;

          (b) deliver to each Applicable Lender under the applicable Credit Facility and the relevant Borrower a copy of each document purporting to represent a demand for payment under such POA Letter of Credit; and

          (c) notify each Applicable Lender under the applicable Credit Facility and the relevant Borrower whether the demand for payment was properly made under such POA Letter of Credit.

     (5) Drawings. With respect to any drawing determined by the Administrative Agent to have been properly made under a POA Letter of Credit, each Applicable Lender under the applicable Credit Facility will make a payment under the POA Letter of Credit in accordance with its liability under the POA Letter of Credit and this Agreement. The payment shall be made to the Administrative Agent's Account for Payments or such other account as the Administrative Agent designates by notice to the Lenders. Such payment shall be made in US Dollars or in Canadian Dollars if the relevant POA Letter of Credit is in US Dollars or in Canadian Dollars or shall be made in US Dollars (in an amount equal to the applicable Equivalent Amount) for Letters of Credit issued in a currency other than Canadian Dollars or US Dollars. The Administrative Agent will promptly make any such payment available to the beneficiary of such POA Letter of Credit. Promptly following any payment by any Lender in respect of any POA Letter of Credit, the Administrative Agent will notify the relevant Borrower of such payment, but any failure to give or delay in giving such notice shall not relieve such Borrower of its obligation to reimburse the Lenders with respect to any such payment. The responsibility of the Administrative Agent and the Lenders in connection with any document presented for payment under any POA Letter of Credit shall, in addition to any payment obligation expressly provided in such POA Letter of Credit, be limited to determining that the documents delivered under such Letter of Credit in connection with such presentment are in conformity with such POA Letter of Credit. The Administrative Agent shall not be required to make any payment under a POA Letter of Credit in excess of the amount received by it from the Applicable Lenders under the applicable Credit Facility for such payment.

     (6) Reimbursement by Borrower. Section 8.7 shall apply in respect of all amounts paid to a beneficiary upon a drawing under a POA Letter of Credit.

     (7) Notice regarding Potential Automatic Renewal. Without limiting the other provisions of this Agreement, if a Default or an Event of Default has then occurred and is continuing, the Administrative Agent shall notify the Lenders under the applicable Credit Facility 30 days before any applicable deadline for notifying the beneficiary of a POA Letter of Credit that it will not be renewed, in order to avoid automatic renewal in accordance with the terms of the POA Letter of Credit.

     (8) Restrictions. No POA Letter of Credit shall be issued hereunder if any Lender under the applicable Credit Facility is not in a position to issue such Letter of Credit because of statutory, regulatory or internal policy restrictions applicable to such Lender and has notified the Administrative Agent of such fact on the Business Day immediately following the day on which such Lender receives the notice mentioned in Section 8.4(1).

8.4  NOTICE OF ISSUANCE

     (1) Notice. Each Letter of Credit shall be requested by the relevant Borrower giving to the Administrative Agent a notice in the form of
          Schedule 8.4(1) not later than 12:00 noon (Toronto time) three (3) Business Days before the Issue Date in the case of Letters of Credit in Canadian Dollars or US Dollars or four (4) Business Days before the Issue Date in the case of Letters of Credit in any other currency. The Administrative Agent shall give prompt notice to the Applicable Lenders of their Lender's Proportion of such request.

     (2) Other Documents. In addition, the relevant Borrower shall execute and deliver the LC Issuer's customary form of letter of credit indemnity agreement; provided that, if there is any inconsistency between the terms of this Agreement and the terms of such customary form of indemnity agreement, the terms of this Agreement shall prevail.

8.5  FORM OF LETTER OF CREDIT

     Each Letter of Credit to be issued hereunder shall:

     (a)  be dated the Issue Date;

     (b) have an expiration date on a Business Day which occurs no more than 365 days after the Issue Date (provided that Letters of Credit may have a term in excess of 365 Days if the Applicable Lenders shall agree) and no later than the Facility A Maturity Date or Facility C Maturity Date, as applicable; and

     (c) comply with the definition of Letter of Credit and shall otherwise be satisfactory in form and substance to the applicable LC Issuer.

     Except to the extent otherwise expressly provided herein or in another Loan Document, the Uniform Customs or, as the case may be, ISP98 shall apply to and govern each Letter of Credit.

8.6  PROCEDURE FOR ISSUANCE OF LETTERS OF CREDIT

     (1) Issue. On the Issue Date, the applicable LC Issuer will complete and issue one or more Letters of Credit in favour of the beneficiary as specified by the relevant Borrower in its request.

     (2) Time for Honour. No Letter of Credit shall require payment against a conforming draft to be made thereunder on the same Business Day upon which such draft is presented, if such presentation is made after 11:00 a.m. (local time at the address of the applicable LC Issuer) on such Business Day.

     (3) Text. Prior to the Issue Date, the relevant Borrower shall specify a precise description of the documents and the verbatim text of any certificate to be presented by the beneficiary prior to payment under the Letter of Credit. The applicable LC Issuer may require changes in any such documents or certificate, acting reasonably.

     (4) Conformity. In determining whether to pay under a Letter of Credit, the applicable LC Issuer shall be responsible only to determine that the documents and certificates required to be delivered under such Letter of Credit have been delivered and that they comply on their face with the requirements of such Letter of Credit.

8.7  PAYMENT OF AMOUNTS DRAWN UNDER LETTERS OF CREDIT

     In the event of any request for a drawing under any Letter of Credit, the applicable LC Issuer shall notify the relevant Borrower (with a copy of the notice to the Administrative Agent) on or before the date on which it intends to honour such drawing. Such Borrower (whether or not such notice is given) shall reimburse the applicable LC Issuer on demand by such LC Issuer, in US$ or in Cdn.$, an amount, in same day funds, equal to the amount of such drawing (determined as of the date of such drawing) if such drawing is in US$ or in Cdn.$ or the Equivalent Amount in US$ of such drawing if such drawing is in another currency (which reimbursement, in the case of a POA Letter of Credit, shall be for the account of the Applicable Lenders under the applicable Credit Facility in their respective Lender's Proportions).

     Upon receipt of such notice, the relevant Borrower shall notify the applicable LC Issuer and the Administrative Agent, prior to 11:00 a.m. (Toronto time) on the second Business Day following receipt by such Borrower of the notice from the applicable LC Issuer referred to in the preceding paragraph, that such Borrower intends to reimburse such LC Issuer for the amount of such drawing with funds other than the proceeds of Borrowings or, alternatively, that it intends to reimburse the amount of such drawing with the proceeds of Borrowings. In such latter case:

     (a) such Borrower shall send concurrently with such notice a Notice of Borrowing to the Administrative Agent requesting the relevant Lenders to make a Cdn. Prime Rate Loan (in the case of a Letter of Credit in Canadian Dollars), a US Base Rate Loan (in the case of a Letter of Credit in US Dollars or another currency issued at the request of
          QWI), or a US Prime Rate Loan (in the case of a Letter of Credit in US Dollars or another currency issued at the request of QWUSA) on the Business Day following the date on which such notice is provided by the Borrower in an amount equal to the amount of such drawing if such drawing is in US$ or in Cdn.$ or to the Equivalent Amount in US$ of such drawing if such drawing is in another currency; and

     (b) subject to the terms and conditions of this Agreement (including those set forth in Article XI), the relevant Lenders under the applicable Credit Facility shall, on the next Business Day following the date of such drawing, make such Loan in accordance with Article III and the Administrative Agent shall apply the proceeds thereof to the reimbursement of the applicable LC Issuer for the amount of such drawing.

8.8  FEES

     (1) Issuance Fee. The relevant Borrower shall pay to the Administrative Agent for the account of the Applicable Lenders under the applicable Credit Facility a fee in respect of each Letter of Credit equal to (i) with respect to Cash Collateralized Fronted Letters of Credit, the fee agreed to between the applicable LC Issuer and the applicable Borrower and notified to the Administrative Agent in writing by the applicable LC Issuer or (ii) with respect to all other Letters of Credit, the fee specified under the heading "Issuance fee" in the matrix of Section
          4.4 as such fee described in (ii) may vary from time to time in accordance with variations in QWI's Debt to EBITDA Ratio, multiplied by an amount equal to the undrawn portion of the Face Amount of such Letter of Credit if such Letter of Credit is issued in US$ or in Cdn.$ or equal to the Equivalent Amount in US$ of the undrawn portion of the Face Amount of such Letter of Credit if such Letter of Credit is issued in a currency other than US$ or Cdn.$. Such fee shall be payable quarterly in US$ or in Cdn.$, as applicable, in arrears, as follows:

          (a) the first payment shall be made on the last day of the financial quarter of QWI in which the Issue Date occurs and shall be determined for a period equal to the number of days from the Issue Date until such last day; and

          (b) each payment in respect of each following financial quarter shall be made on the date that is the earlier to occur of:

               (i)  the last day of such financial quarter; and

               (ii) the termination of such Letter of Credit;

               and shall be determined for a period equal to the number of days from the first day of such financial quarter until such earlier date.

     (2) Fronting Fee. In addition, the relevant Borrower shall pay to the Administrative Agent for the account of the applicable Issuing Bank a fronting fee in respect of each non-Cash Collateralized Fronted Letter of Credit issued by such Issuing Bank equal to 15 basis points per annum multiplied by an amount equal to the undrawn portion of the Face Amount of such non-Cash Collateralized Fronted Letter of Credit if such Letter of Credit is issued in US$ or in Cdn.$ or equal to the Equivalent Amount in US$ of the undrawn portion of the Face Amount of such Letter of Credit if such Letter of Credit is issued in a currency other than US$ or Cdn.$. Such fee shall be payable quarterly in US$ or in Cdn.$, as applicable, in arrears, as follows:

          (a) the first payment shall be made on the last day of the financial quarter in which the Issue Date occurs and shall be determined for a period equal to the number of days from the Issue Date until such last day; and

          (b) each payment in respect of each following financial quarter shall be made on the date that is the earlier to occur of:

               (i)  the last day of such financial quarter; and

               (ii) the termination of such non-Cash Collateralized Fronted
                    Letter of Credit.

     (3) Administrative Fee. The relevant Borrower shall pay to the applicable LC Issuer, upon the issuance, amendment or transfer of each Letter of Credit, such LC Issuer's standard documentary and administrative charges for issuing, amending or transferring standby or commercial letters of credit or letters of guarantee of a similar amount, term and risk.

8.9  OBLIGATIONS ABSOLUTE

     The obligation of the relevant Borrower to reimburse the applicable LC Issuer for drawings made under any Letter of Credit shall be unconditional and irrevocable and shall be fulfilled strictly in accordance with the terms of this Agreement under all circumstances, including:

     (a)  any lack of validity or enforceability of any Letter of Credit;

     (b) the existence of any claim, set-off, defence or other right which such Borrower may have at any time against a beneficiary or any transferee of any Letter of Credit (or any Persons for whom any such transferee may be acting), any LC

          Issuer, any Lender or any other Person, whether in connection with this Agreement, the Loan Documents, the transactions contemplated herein and therein or any unrelated transaction (including any underlying transaction between such Borrower or an Affiliate and the beneficiary of such Letter of Credit);

     (c) any draft, demand, certificate or other document presented under any Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect;

     (d) payment by the applicable LC Issuer under any Letter of Credit against presentation of a demand, draft or certificate or other document which does not comply with the terms of such Letter of Credit (provided that such payment does not breach the standards of reasonable care specified in the Uniform Customs or disentitle the applicable LC Issuer to reimbursement under ISP98, in each case as stated on its face to be applicable to the respective Letter of Credit); or

     (e) the fact that a Default or an Event of Default shall have occurred and be continuing.

8.10 INDEMNIFICATION; NATURE OF LENDERS' DUTIES

     (1) Indemnity. In addition to amounts payable as elsewhere provided in this Article VIII, the relevant Borrower hereby agrees, except in the case of the gross or intentional fault of the following indemnitees, to protect, indemnify, pay and save each Lender and their respective directors, officers, employees, agents and representatives harmless from and against any and all claims, demands, liabilities, damages, losses, costs, charges and expenses (including legal fees and expenses) which the indemnitee may incur or be subject to as a consequence, direct or indirect, of:

          (a) the issuance of any Letter of Credit, other than as a result of the breach of the standards of reasonable care specified in the Uniform Customs or where the applicable LC Issuer would not be entitled to the foregoing indemnification under ISP98, in each case as stated on its face to be applicable to such Letter of Credit; or

          (b) the failure of the indemnitee to honour a drawing under any Letter of Credit as a result of any act or omission, whether rightful or wrongful, of any present or future de jure or de facto Governmental Authority (all such acts or omissions called in this Section 8.10, "GOVERNMENT ACTS").

     (2) Risk. As between the relevant Borrower, on the one hand, and the Lenders, on the other hand, such Borrower assumes all risks of the acts and omissions of, or misuse of the Letters of Credit issued hereunder by, the respective beneficiaries of such Letters of Credit and, without limitation of the foregoing, except in the case of their gross or intentional fault, neither any LC Issuer nor any Lender shall be responsible for:

          (a) the form, validity, accuracy, genuineness or legal effect of any document submitted by any party in connection with the application for and issuance of such Letters of Credit, even if it should in fact prove to be in any or all respects invalid, inaccurate, fraudulent or forged;

          (b) the invalidity or insufficiency of any instrument transferring or assigning or purporting to transfer or assign any such Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason;

          (c) errors, omissions, interruptions or delays in transmission or delivery of any messages, by fax, electronic transmission, mail, cable, telegraph, telex or otherwise, whether or not they are in cipher;

          (d)  errors in interpretation of technical terms;

          (e) any loss or delay in the transmission or otherwise of any document required in order to make a drawing under any such Letter of Credit or of the proceeds thereof;

          (f) the misapplication by the beneficiary of any such Letter of Credit of the proceeds of any drawing under such Letter of Credit; and

          (g) any consequences arising from causes beyond the control of any Lender, including any Government Acts.

          None of the above shall affect, impair or prevent the vesting of any of the Lenders' rights or powers hereunder. No action taken or omitted by any Lender under or in connection with any Letter of Credit issued by it or the related certificates (including without limitation actions taken or omitted by any Lender in connection with the matters enumerated in Sections 8.10 (2) (a) to (e), inclusive), if taken or omitted in good faith, shall put any Lender under any resulting liability to the relevant Borrower (provided that the applicable LC Issuer acts in accordance with the standards of reasonable care specified in the Uniform Customs and otherwise as may be required under ISP98, in each case as stated on its face to be applicable to the respective Letter of Credit) and except in the case of the gross or intentional fault of such Lender.

8.11 DEFAULT, MATURITY, ETC.

     Upon the earlier of the Facility A Maturity Date or Facility C Maturity Date, as applicable, and the Administrative Agent declaring the Indebtedness and liabilities hereunder to be due and payable pursuant to Section 15.2, and notwithstanding the expiration date of any outstanding Letters of Credit, an amount equal to the Face Amount of all outstanding Letters of Credit, and all accrued and unpaid fees owing by the relevant Borrower in respect of such Letters of Credit pursuant to Section 8.8, if any, shall thereupon forthwith become due and payable by such Borrower to the Administrative Agent and, except for any amount payable in respect of unpaid fees as aforesaid, such amount shall be deposited as cash collateral with the Administrative Agent to be held in a trust account by the Administrative Agent and invested at its reasonable discretion and applied against amounts payable under such Letters of Credit in respect of any drawing thereunder. Such amount shall be paid in US$ or in Cdn.$ if the relevant Letter of Credit is issued in US$ or in Cdn.$ or shall be paid in US$ (in an amount equal to the Equivalent Amount in US$ of such amount due) if the relevant Letter of Credit is issued in any other currency.

     The relevant Borrower shall pay to the Administrative Agent the aforesaid amount in respect of both any Letter of Credit outstanding hereunder and any Letter of Credit which is the subject matter of any order, judgment, injunction or other such determination restricting payment by the applicable LC Issuer under and in accordance with such Letter of Credit or extending the applicable LC Issuer's liability under such Letter of Credit beyond the expiration date stated therein.

     Subject to any right of compensation or set off provided for by law or hereunder, the Administrative Agent shall with respect to each such Letter of Credit pay to the relevant Borrower an amount equal to the difference between the amount paid to the Administrative Agent by such Borrower pursuant to this
Section 8.11 and the aggregate amount paid by the applicable LC Issuer under such Letter of Credit, upon the earlier of:

     (a) the date on which any final and non-appealable order, judgment or other such determination has been rendered or issued either confirming that the applicable LC Issuer is prohibited permanently from making any payment under the relevant Letter of Credit or terminating permanently the Letter of Credit;

     (b) the date on which either the original counterpart of the Letter of Credit is delivered to the Administrative Agent for cancellation or the applicable LC Issuer is released by the beneficiary from any further obligations in respect thereof; or

     (c) the expiry (to the extent permitted by any Applicable Law) of such Letter of Credit.

8.12 FRONTED LETTER OF CREDIT PAYMENTS

     Unless the applicable Issuing Bank and the Majority Lenders reasonably agree otherwise, if an Event of Default occurs and any Fronted Letter of Credit is thereafter drawn upon which results in a payment by the Issuing Bank thereunder (in this Section 8.12, an "LC PAYMENT"), and to the extent that the applicable Issuing Bank has not been reimbursed by the relevant Borrower for such LC Payment and interest as set forth below, adjustments shall be made among the relevant Lenders under the applicable Credit Facility as set forth in this Section 8.12.

     (a) Each Lender under the applicable Credit Facility shall promptly upon receipt of notification of such fact from the Administrative Agent purchase from the applicable Issuing Bank (for cash at face value) a participation in the unreimbursed LC Payment (including interest then accrued thereon and unpaid by the relevant Borrower) as shall be necessary to cause such purchasing Lender to be owed its Lender's Proportion of such unreimbursed LC Payment and interest, and shall promptly deliver to the Administrative Agent for the account of the applicable Issuing Bank in immediately available funds the purchase price for such participation.

     (b) The obligations of each Lender under Section 8.12 (a) are unconditional, shall not be subject to any qualification or exception whatsoever and shall be performed in accordance with the terms and conditions of this Agreement under all circumstances including:

          (i) any lack of validity or enforceability of any Borrower's obligations;

          (ii) the occurrence of any Default or Event of Default or the exercise of any rights by Administrative Agent under Section 15.2; and

          (iii) the absence of any demand for payment being made, any proof of claim being filed, any proceeding being commenced or any judgment being obtained by the applicable Issuing Bank against any Borrower.

     (c) If a Lender (a "DEFAULTING LENDER") fails to make payment on the due date therefor of any amount due from it for the account of the applicable Issuing Bank pursuant to Section 8.12 (a) (the balance thereof for the time being unpaid being referred to in this Section
          8.12 (c) as an "OVERDUE AMOUNT") then, until the applicable Issuing Bank has received payment of that amount (plus interest as provided below) in full (and without in any way limiting the rights of the applicable Issuing Bank in respect of such failure):

          (i) the applicable Issuing Bank shall be entitled to receive any payment which the Defaulting Lender would otherwise have been entitled to receive in respect of the applicable Credit Facility or otherwise in respect of any Loan Document; and

          (ii) the overdue amount shall bear interest payable by the Defaulting Lender to the Issuing Bank at the rate payable by the relevant Borrower in respect of the obligations which gave rise to such overdue amount.

     (d) The applicable Issuing Bank shall, forthwith upon its receipt of any reimbursement (in whole or in part) by the relevant Borrower for any unreimbursed LC Payments or interest thereon in relation to which other Lenders have purchased a participation pursuant to Section 8.12
          (a), or of any other amount from such Borrower or any other person in respect of such payment, transfer to such other Lender such other Lender's Lender's Proportion of such reimbursement or other amount. In the event that any receipt by the applicable Issuing Bank of any reimbursement or other amount is found to have been a transfer in fraud of creditors or a preferential payment under any applicable insolvency legislation or is otherwise required to be returned, such Lender shall promptly return to the applicable Issuing Bank any portion thereof previously transferred to it by the applicable Issuing Bank, without interest to the extent that interest is not payable by the applicable Issuing Bank in connection therewith.

                                   ARTICLE IX

    PAYMENT, TAXES, INCREASED COSTS, EVIDENCE OF INDEBTEDNESS AND TIMING OF
                                   MATURITIES

9.1  PLACE OF PAYMENT OF PRINCIPAL, INTEREST AND CHARGES

     Except as otherwise specifically provided herein, all payments of principal, interest, additional interest, fees and other charges to be made by the Borrowers to the Administrative Agent for the account of the Lenders or to any Swingline Lender or LC Issuer pursuant to this Agreement shall be made for value on the day such amount is due, and if such day is not a Business Day, on the Business Day next following (subject to Sections 5.1.2(c) and 6.1.2(c) hereof), by payment or transfer of moneys to the appropriate Administrative Agent's Account for Payments, the appropriate Swingline Account, or the account designated by the applicable LC Issuer, as applicable. Any amounts received by the Administrative Agent, any Swingline Lender or any LC Issuer from a Borrower after 3:00 p.m. on any Business Day shall be applied on the next following Business Day to the appropriate payment, repayment or prepayment due on such day. Until so applied, interest shall continue to accrue as provided in this Agreement on the amount of such payment, repayment or prepayment.

9.2  PAYMENT TO ADMINISTRATIVE AGENT IS DEEMED PAYMENT TO LENDERS

     Receipt by the Administrative Agent (for the account of the Lenders) from a Borrower of funds pursuant to this Agreement, as principal, interest or otherwise, shall be deemed to be receipt of such funds by the Lenders.

9.3  ACCOUNT DEBIT AUTHORIZATION

     Each Borrower authorizes and directs the Administrative Agent, in its discretion (acting in its capacity as Administrative Agent), to automatically debit, by mechanical, electronic or manual means, the bank accounts of such Borrower maintained with the Administrative Agent, for all amounts payable by such Borrower under this Agreement and the other Loan

Documents, including but not limited to the repayment of principal and the payment of interest, fees, expenses and all other charges for the keeping of such bank accounts.

9.4  APPLICATION OF PAYMENTS

9.4.1 ORDER OF APPLICATION: all payments made by or on behalf of a Borrower pursuant to this Agreement prior to the occurrence of an Event of Default shall be applied by the Administrative Agent in accordance with the provisions of Section 9.4.3 in the following order:

     (a) to amounts due pursuant to Section 4.5, as and by way of Administrative Agent's fees and other fees referred to in such Section,

     (b)  to amounts due pursuant to Section 4.3, as and by way of Commitment
          Fee,

     (c)  to amounts due pursuant to Section 13.1, as and by way of expenses,

     (d)  to amounts due pursuant to Section 13.2, as and by way of indemnity,

     (e) to amounts due pursuant to Section 4.6, as and by way of default interest on overdue amounts,

     (f) to amounts due pursuant to Sections 4.1, 4.2, 7.2.2(c) (ii), 7.2.6 and 8.8, as and by way of interest, Acceptance Fee (and any adjustment due to be made thereto on the day of application), Discount, Issuance Fee and Fronting Fee,

     (g) to amounts due pursuant to Sections 3.8, 3.11, 7.2.5(d), 8.7 and 8.11 as and by way of principal, and

     (h) in payment of any other amounts then due and payable by the Loan Parties hereunder or under any of the other Loan Documents;

9.4.2 EVENT OF DEFAULT: after the occurrence and during the continuance of an Event of Default, all payments made by or on behalf of the Loan Parties pursuant to this Agreement and the other Loan Documents and all sums received or realized on account of amounts owing hereunder or under the other Loan Documents shall be paid to and be appropriated and applied proportionately by the Administrative Agent towards the obligations of the Loan Parties under all Credit Facilities as the Administrative Agent may decide or the Majority Lenders may direct, but subject to the provisions of
     Section 18.9, and any such appropriation and application shall override any appropriations or applications made by any Borrower;

9.4.3 SHARING: the Lenders agree among themselves that all sums received by the Lenders for application against amounts owing under this Agreement and under the other Loan Documents and referred to in one of paragraph (b) through (h) of Section 9.4.1 shall be, subject to the provisions hereof, shared by each Lender in the proportion borne by the amounts owing to such Lender under such subparagraph to the amounts owing to all Lenders under such subparagraph.

9.5  MANNER OF PAYMENT AND TAXES

9.5.1 NO SET-OFF; NO WITHHOLDING: each Borrower shall make all payments to the Lenders and the Administrative Agent pursuant to this Agreement and the other Loan Documents to which it is a party without set-off, compensation or counterclaim, free and clear of, and exempt from, and without deduction for or on account of, any Tax. If a deduction or withholding is required by Applicable Law, or if any Lender is subject to Taxes under Part XIII of the ITA (or any successor part) in respect of any such payment but such Taxes are not levied by way of deduction or withholding ("PART XIII TAX PAYABLE"), the said Borrower shall:

     (a) pay or cause to be paid to the appropriate authority (A) the amount of the withholding or deduction (including the full amount of Taxes required to be deducted or withheld from any additional sums paid by the Borrower to such Lender under this Section 9.5.1), or, as the case may be, (B) the full amount of any Part XIII Tax Payable in respect of such payment (including the full amount of Part XIII Tax Payable on any additional sums paid by the Borrower to such Lender under this
          Section 9.5.1). The Borrower shall pay such amounts (whether such amount is governed by (A) or (B)) to such appropriate authority within the time period required by applicable law for Taxes referred to in
          (A) that are required to be deducted or withheld,

     (b) produce to the Administrative Agent not later than 30 days after that payment the original receipt of payment thereof or a certified copy of such receipt or other evidence of such payment reasonably satisfactory to the Administrative Agent, and

     (c) pay such additional sums to the Administrative Agent, for the account of the Lenders or itself, as the case may be, or to the applicable Swingline Lender in the case of Swingline Loans only, or to the applicable LC Issuer in the case of Letters of Credit only, as may be necessary so that the net amount received by each Lender and the Administrative Agent, after all required deductions or withholdings or
          Part XIII Tax Payable or Taxes on any additional sums payable under this section, will not be less than the amount the relevant Lender or the Administrative Agent would have received had no such deduction or withholding or Part XIII Tax Payable or Taxes been applicable, provided that no sum shall be paid by the Borrowers under this paragraph (c) to the extent that the applicable Lender would not have been subject to such withholding or deduction had such Lender made a declaration of eligibility for treaty benefit or other similar claim for exemption to the relevant tax authority or had such Lender taken any action in order to satisfy any other statutory requirement which would have entitled the applicable Lender to treaty benefit or other similar claim for exemption but failed to do so prior to the relevant payment date;

9.5.2 INCREASED RATE OF INTEREST: if a Borrower is prevented by operation of law or otherwise from paying or causing to be paid to the Administrative Agent or the Lenders such sums as it may be required to pay in accordance with
     Section 9.5.1, the applicable rates of interest or amount due will be increased to the rates or amount necessary to yield and to remit to the affected Person the net amount in the appropriate currency equal to the full amount it would have received had such Tax not been so deducted or withheld;

9.5.3 TAX CREDIT: if, as a result of any deduction or withholding or Part XIII Tax Payable a Borrower makes any payment of any additional amounts to the Lenders and the Administrative Agent under Sections 9.5.1 and 9.5.2 and the affected Lender or the Administrative Agent, in its sole reasonable opinion, determines that it has received or has been granted a credit against or relief or remission for or repayment of any Tax paid or payable by it in respect of or which takes into account the deduction, withholding,
     Part XIII Tax Payable or other matter giving rise to such payment, the affected Lender or the Administrative Agent will, to the extent it determines that it can do so without prejudice to the retention of the amount of such credit, relief, remission or repayment, pay to the said Borrower such amount as the affected Lender or the Administrative Agent shall, in its sole reasonable opinion, determine to be attributable to such deduction or withholding or Part XIII Tax Payable or other matter and which will leave it (after such payment) in a position which it determines to be no better and no worse than it would have been if the said Borrower had not been required to make such deduction or withholding or if there had been no
     Part XIII Tax Payable or if such other matter had not arisen. Nothing herein contained shall (a) interfere with the right of the affected Lender or the Administrative Agent to arrange its taxes or other affairs in whatever manner it may think fit, (b) oblige the affected Lender or the Administrative Agent to disclose any information relating to its taxes or other affairs or any computations in respect thereof, (c) require the affected Lender or the Administrative Agent to do anything that it may determine would or may prejudice its ability to benefit from any other credit, relief or remissions for or repayment to which it may be entitled, or (d) require the affected Lender or the Administrative Agent to give any priority as to the order in which it may allocate to any Person or class of Persons any such credit, relief, remission or repayment;

9.5.4 EXEMPTION FROM U.S. WITHHOLDING TAXES: each Lender that has made Borrowings available to QWUSA which is not a United States Person shall submit to QWUSA and the Administrative Agent (a) on or before the first date that interest or fees are payable to such Lender under the Loan Documents, (i) two duly completed and signed original Internal Revenue Service Forms W-8BEN or W-8ECI (or applicable successor forms), in either case entitling such Lender to a complete exemption from withholding of any United States federal income taxes on all amounts to be received by such Lender under the Loan Documents, or (ii) in the case of each Lender that is a Non-Bank Lender, (x) a duly completed Internal Revenue Service Form W-8BEN (or applicable successor form) and (y) a certification in a form acceptable to the Administrative Agent that such Lender is a Non-Bank Lender and (b) from time to time thereafter, prior to the expiration or obsolescence of any previously delivered form or upon any previously delivered form becoming inaccurate or inapplicable, such further duly completed and signed original copies of such form, if any, as entitles such Lender to exemption from withholding of United States federal income taxes to the maximum extent to which such Lender is then entitled under Applicable Law. Each such Lender shall promptly notify QWUSA and the Administrative Agent if (A) it is required to withdraw or cancel any form or certificate previously submitted by it or any such form or certificate has otherwise become ineffective or inaccurate or (B) payments to it are or will be subject to withholding of United States federal income taxes to a greater extent than the extent to which payments to it were previously subject. If a Lender gives such notice with respect to any Loan, QWUSA shall have the rights or options provided in Section 9.6.2 mutatis mutandis; and

9.5.5 SURVIVAL OF OBLIGATIONS: the obligations of the Borrowers under this
     Section 9.5 to effect payments of further sums in connection with the imposition of Taxes shall, if such sums or Taxes have not been paid, survive the payment of principal and interest on all the Borrowings, the termination of all Commitments, the termination of all Letters of Credit and the satisfaction of all other liabilities owed to the Administrative Agent and the Lenders pursuant to the Loan Documents.

9.6  INCREASED COSTS AND PAYMENT OF PORTION

9.6.1 INCREASED COSTS: If after the date of execution hereof, any introduction of any Applicable Law or any change or introduction of a change in any Applicable Law (whether or not having the force of law) or in the interpretation or application thereof by any court or by any governmental agency, central bank or other judicial, governmental, administrative or other authority or entity charged with the administration thereof or any change in the compliance of any Lender therewith, or if present or future compliance by a Lender with any new or changed request or directive (compliance with which is in accordance with the practice of responsible banks or financial institutions) from any central bank or other fiscal authority (whether or not having the force of law), now or hereafter:

     (a) subjects any Lender to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Tax or changes the basis of taxation, or increases any existing Tax, on payments of principal, interest, fees or other amounts payable by the Borrowers to such Lender under this Agreement,

     (b) imposes, modifies or deems applicable any reserve, special deposit, deposit insurance or similar requirements against assets held by, or deposits in or for the account of or loans by or any other acquisition of funds by, an office of such Lender or with respect to Bankers' Acceptances accepted or Letters of Credit issued by such Lender,

     (c) imposes on such Lender or expects there to be maintained by such Lender any capital adequacy or additional capital requirements in respect of any Borrowing or any Commitment of such Lender hereunder or any other condition with respect to this Agreement, or

     (d) imposes any Tax or reserves or deemed reserves with respect to the undrawn portion of the Aggregate Commitment or the Commitment of any Lender;

     and the result of any of the foregoing, in the sole determination of the relevant Lender acting reasonably, shall be to increase the cost to, or reduce the amount of principal, interest or other amount received or receivable by such Lender hereunder or the effective return to such Lender in respect of making, maintaining or funding Loans, Letters of Credit or Bankers' Acceptances under this Agreement, such Lender shall, acting reasonably, determine that amount of money which shall compensate such Lender for such increase in cost or reduction in income (herein referred to as "ADDITIONAL COMPENSATION"). Upon such Lender having determined that it is entitled to Additional Compensation in accordance with the provisions of this Section 9.6 such Lender shall promptly so notify QWI, the relevant Borrower (if other than QWI) and the Administrative Agent. Such Lender shall provide to QWI, the relevant Borrower (if other than QWI) and the Administrative Agent a photocopy of, or an extract from, the relevant law, rule, guideline, regulation, treaty or official directive and a certificate of a responsible officer of such Lender setting forth the Additional Compensation and the basis of calculation therefor, which shall be conclusive evidence of such Additional Compensation in the absence of manifest error. The relevant Borrower shall pay to such Lender within five days of the giving of such notice such Lender's Additional Compensation calculated to the date of such notification. Such Lender shall be entitled to be paid such Additional Compensation from time to time to the extent that the provisions of this Section 9.6 are then applicable notwithstanding that such Lender has previously been paid any Additional Compensation. Such Lender shall make commercially reasonable efforts to limit the incidence of any such Additional Compensation, including seeking recovery for the account of the relevant Borrower by appealing any assessment at the expense of the relevant Borrower upon the relevant Borrower's request, provided such Lender, in its sole determination, suffers no appreciable economic, legal or regulatory disadvantage.

     The obligation of the Borrowers under this Section 9.6.1 shall survive the repayment of the principal amount of the Borrowings (and interest thereon) and the payment of all other amounts due hereunder and under the other Loan Documents; and

9.6.2 PAYMENT OF PORTION: Notwithstanding the other provisions hereof, if a Lender gives the notice provided for in Section 9.6.1 with respect to any Loan or other Borrowing (an "AFFECTED LOAN"), the relevant Borrower may at its option, upon ten Business Days notice to that effect given to such Lender (which notice shall be irrevocable with a copy to the Administrative Agent), unless such prepayment causes a Default to have occurred hereunder, elect to prepay in full without penalty such Affected Loan outstanding together with accrued and unpaid interest on the principal amount so prepaid up to the date of such prepayment, such Additional Compensation as may be applicable to the date of such payment and all costs, losses and expenses incurred by such Lender by reason of the liquidation or re-employment of deposits or other funds contemplated by Section 13.2 or for any other reason whatsoever resulting from the repayment of such Affected Loan or any part thereof on a day other than the last day of the applicable interest period or the maturity date thereof, and upon such payment being made, such Lender's obligations in respect of such Affected Loan to the Borrower under this Agreement shall terminate. Alternatively, the Borrowers:

     (a) may designate another Lender or a new lender to whom such Lender's rights, benefits and/or obligations under this Agreement shall be assigned and such Lender shall effect such transfer to such designated Lender or new lender in accordance with Section 19.3 provided that (i) no Event of Default or Default has occurred which is continuing, (ii) the replacement Lender is acceptable to the Administrative Agent, acting reasonably, (iii) the Borrowers have satisfied all their obligations to such Affected Lender under this Agreement and (iv) the Borrowers have paid the US$3,500 processing and recordation fee required pursuant to Section 19.7 if such replacement Lender is not an existing Lender, or

     (b) may cancel and reduce the whole of the Commitment of such Lender by giving the notice required under Section 3.11.2 provided that (i) no Event of Default or Default has occurred which is continuing and (ii) the Borrowers have satisfied all their obligations to such Lender under this Agreement. The amount by which the Aggregate Commitment is so reduced and cancelled may not be reinstated hereunder and any such cancellation and reduction shall be irrevocable and shall permanently reduce the Aggregate Commitment (without reducing the other Lenders' own Commitments except as otherwise provided hereunder).

9.7  ILLEGALITY

     If the adoption of any Applicable Law, or any change therein or in the interpretation or application thereof by any court or by any governmental or other authority or central bank or comparable agency or any other entity charged with the interpretation or administration thereof or compliance by any Lender with any request or direction (whether or not having the force of law) of any such authority, central bank or comparable agency or entity now or hereafter makes it unlawful or impossible for any Lender to make, fund or maintain the Borrowings hereunder or any portion of such Borrowings or to perform its obligations under this Agreement, such Lender (the "AFFECTED LENDER") may, by written notice thereof to QWI and the relevant Borrower (if other than QWI) through the Administrative Agent (accompanied by a photocopy of, or extract from, the relevant change in Applicable Law or in the interpretation thereof and by an explanation thereof in reasonable detail), suspend its obligations under this Agreement with respect to the Borrowings affected by such illegality or prohibition (each an "AFFECTED BORROWING") for the duration of the period of such illegality or prohibition, and the relevant Borrower or Borrowers shall forthwith (or at the end of such period as the Affected Lender in its discretion agrees) prepay the Affected Borrowings or such portion thereof together with accrued but unpaid interest and fees as may be applicable to the date of prepayment and all other amounts that may be payable under Section 13.2 or the relevant Borrower or Borrowers may by written notice to the Affected Lender through the Administrative Agent forthwith, subject to the payment of all other amounts that may be payable under Section 13.2, convert (with, to the extent applicable, the calculation of the Equivalent Amount of any currency into which the Affected Loan is to be converted into to be made in accordance with
Section 3.12) the Affected Borrowing into another basis of Borrowing remaining available from the Affected Lender under the relevant Credit Facility, if any, and thereafter such Affected Lender shall only be obligated to extend its Lender's Proportion of the Affected Borrowings in such other available basis of Borrowings, if any. The Affected Lender agrees to use commercially reasonable efforts to mitigate or avoid the circumstances giving rise to such illegality or prohibition, (including, upon the request and at the cost of the relevant Borrower or Borrowers, relocating its Branch of Account to a jurisdiction where such illegality or prohibition would not apply). Alternatively, the Borrowers:

(a) may designate another Lender or a new lender to whom such Affected Lender's rights, benefits and/or obligations under this Agreement shall be assigned and such Affected Lender shall effect such transfer to such designated Lender or new lender in accordance with Section 19.3 provided that (i) no Event of Default or Default has occurred which is continuing, (ii) the replacement Lender is acceptable to the Administrative Agent, acting reasonably, (iii) the Borrowers have satisfied all their obligations to such Affected Lender under this Agreement and (iv) the Borrowers have paid the US$3,500 processing and recordation fee required pursuant to Section
     19.7 if such replacement Lender is not an existing Lender, or

(b) may cancel and reduce the whole of the Commitment of such Affected Lender by giving the notice required under Section 3.11.2 provided that (i) no Event of Default or Default has occurred which is continuing and (ii) the Borrowers have satisfied all their obligations to such Affected Lender under this Agreement. The amount by which the Aggregate Commitment is so reduced and cancelled may not be reinstated hereunder and any such cancellation and reduction shall be irrevocable and shall permanently reduce the Aggregate Commitment (without reducing the other Lenders' own Commitments except as otherwise provided hereunder).

9.8  TIMING OF MATURITIES

     The Borrowers shall time the maturities of the Libor Interest Periods, Euro Interest Periods, the Bankers' Acceptances and Letters of Credit so that they fall on or before the applicable date on which principal is due to be paid in respect thereof under this Agreement in an amount at least equal to the amount of such principal being repaid so as not to exceed any Commitment following such applicable date. If a Borrower fails to time such maturities in such way in respect of Libor Loans or Euro Loans, the Administrative Agent will make the necessary arrangements for early termination of such Libor Interest Periods or Euro Interest Periods, as the case may be, in an amount sufficient to effect the repayment of principal in accordance with this Agreement, and the said Borrower will pay to the Administrative Agent for the account of the Lenders an amount equal to any loss or expense incurred by each Lender as a result of such early termination as contemplated by Section
13.2. If QWI fails to time the maturities of Bankers' Acceptances as set forth above, QWI will, on demand by the Administrative Agent, pay to the Administrative Agent for the account of the Facility A Lenders or the Facility B Lenders, as the case may be, an amount in Canadian Dollars equal to the face value of the relevant unmatured Bankers' Acceptances or such lesser amount as will cover the deficiency, and, upon such payment, QWI shall be released of its liability to the Lenders in respect of such unmatured Bankers' Acceptances, to the extent of the amount so paid.

     If the applicable Borrower fails to time the maturities of the Letters of Credit as set forth above, such Borrower will, on demand by the Administrative Agent, pay to the Administrative Agent for the account of the Applicable Lenders or the applicable LC Issuer, as the case may be, an amount, in Cdn.$ or in US$, equal to the Face Amount of the relevant Letters of Credit issued in Cdn.$ or in US$,or an amount in US$ equal to the Equivalent Amount in US$ of the Face Amount of the relevant Letters of Credit issued in any other currency less, in each case, all amounts delivered to the Administrative Agent as cash collateral under
Section 8.11 or Section 18.11. Upon such payment, the relevant Borrower shall be released from its liability in respect of such Letters of Credit to the extent of the amount so paid and if such Letters of Credit are terminated, expire or are cancelled without having been drawn by the beneficiary thereof, the Administrative Agent shall, as soon as possible, return to the applicable Borrower the amount received under this Section 9.8 in connection with such particular Letters of Credit, provided that no Default or Event of Default has occurred and is continuing, in which case the Administrative Agent may retain such amount as and by way of collateral security in accordance with Section 18.11.

9.9  EVIDENCE OF INDEBTEDNESS

     The Administrative Agent shall open and maintain in its books, accounts and records evidencing the Borrowings (other than the Swingline Loans) made available by the Lenders through the Administrative Agent under this Agreement. The Administrative Agent shall record therein the amount of its portion of each Borrowing made available by each Lender through the Administrative Agent by way of Loans and shall record therein each payment of principal on account thereof, shall record the Bankers' Acceptances accepted, paid and cancelled by each Lender, shall record the Letters of Credit issued, drawn and terminated, and shall record all other amounts becoming due to each Lender and the Administrative Agent under this Agreement, including interest, Commitment Fees, Issuance Fees, Fronting Fees, Administrative Agent's fees and Acceptance Fees and all payments on account thereof. The Lenders may also maintain their own separate accounts and records relating to any of the foregoing. Such accounts and records maintained by the Administrative Agent or by a Lender will constitute, in the absence of manifest error, prima facie evidence of the Indebtedness and other liabilities of the Borrowers owing to the Lenders and the Administrative Agent pursuant to this Agreement, the date of each Borrowing made available by the Administrative Agent for the account of the Lenders or by such Lender, as applicable, and the amount thereof and the amounts which and the dates on which a Borrower has made payments to the Administrative

Agent on behalf of the Lenders, or on which a Lender has made and received payments hereunder, from time to time on account of the principal thereof and interest thereon and, to the extent applicable, on account of Commitment Fees, Administrative Agent's fees, Issuance Fees, Fronting Fees, Acceptance Fees, Bankers' Acceptances accepted, paid and cancelled and Letters of Credit issued, drawn and terminated.

     Notwithstanding the foregoing, the omission of the Administrative Agent or a Lender to maintain any such accounts or records, or any error therein, shall not in any manner affect the obligation of the Borrowers to repay (with applicable interest and fees) the Borrowings in accordance with the terms of this Agreement.

9.10 ACCOUNTS BY SWINGLINE LENDER

     Each Swingline Lender will open and maintain in its books, for the purposes of the Swingline Loans, operating bank accounts for deposits in Canadian Dollars and for deposits in US Dollars. In all operation of account agreements entered into at any time and from time to time between a Swingline Lender and a Borrower with respect to the bank accounts mentioned above, any reference therein to the Swingline Lender as the "Bank" shall mean such Swingline Lender as a Swingline Lender under a Swingline Subfacility. Notwithstanding any contrary provisions set forth herein: (i) any charges for the maintenance and operation of such account or accounts shall be payable by the applicable Borrower only and shall be for the exclusive benefit of the applicable Swingline Lender without any obligation on the part of such Swingline Lender to share such payments with the other Lenders; and (ii) any interest that may at any time be payable to the applicable Borrower with respect to the deposits made in such accounts, shall be payable exclusively by such Swingline Lender without any obligation or liability on the part of any of the other Lenders for the payment of such interest.

     Each Swingline Lender shall also open and maintain in its books, accounts and records evidencing the Swingline Loans made by such Swingline Lender. Each Swingline Lender shall record therein the amount of each Swingline Loan and shall record therein each payment of principal or interest on account thereof and each amount becoming due in connection therewith. Such accounts and records will constitute, in the absence of manifest error, prima facie evidence of the Indebtedness and other liabilities of the Borrowers owing to such Swingline Lender pursuant to this Agreement, the date of each Swingline Loan made available by such Swingline Lender and the amount thereof and the amounts which and the dates on which a Borrower has made payments in connection therewith. Notwithstanding the foregoing, the omission of any Swingline Lender to maintain such accounts or records, or any error therein, shall not in any manner affect the obligation of the Borrowers to repay (with applicable interest and fees) the Swingline Loans in accordance with the terms of this Agreement.

                                   ARTICLE X

                                GUARANTEE OF QWI

10.1 GUARANTEE OF QWI

     QWI shall at all times be solidarily liable to the Lenders, the Administrative Agent and the other Finance Parties for all obligations of QWUSA set forth in this Agreement. Without limiting the generality of the foregoing, QWI hereby unconditionally guarantees the punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all Indebtedness and other liabilities of every nature, whether for principal, interest, fees, expenses or otherwise, of QWUSA under or in respect of this Agreement, QWI hereby binding itself with QWUSA as solidary co-debtor, renouncing the benefits of discussion and division. QWI recognizes that it shall be liable hereunder in respect of all such obligations of QWUSA without any requirement that it be notified or informed of the time or manner of Borrowings and repayments by QWUSA hereunder, QWI hereby renouncing any right to receive any such notice.

     The liability of QWI, as solidary guarantor of, and co-debtor with, QWUSA in accordance with the foregoing shall be absolute and unconditional and shall be continuing and remain in full force and effect until indefeasible payment in full of all obligations under this Agreement and shall remain in full force and effect without regard to, and shall not be released, suspended, discharged, terminated or otherwise affected by, any circumstance or occurrence whatsoever, including, without limitation:

(a) any increase or decrease in the Commitments, any change in the time, place or manner of payment of, or in any other term of, all or any of the terms of this Agreement, any waiver, indulgence, renewal, extension, amendment or modification of or addition, consent or supplement to or deletion from or any other action or inaction under or in respect of this Agreement or any other instrument, agreement or document referred to therein, or any assignment or transfer of any thereof;

(b) any lack of validity or enforceability of this Agreement or any document, instrument, agreement or Loan Party Guarantee referred to herein or any assignment or transfer of any thereof;

(c) the lack of capacity or authority of any of the Loan Parties or any of the directors, officers, agents or persons acting or purporting to act on behalf of a Borrower hereunder, or the fact that any such director, officer, agent or person may have exceeded his authority, may have exercised such authority in an irregular or defective manner or may have ceased to hold such authority;

(d) any furnishing of any Guarantee or security to any of the Lenders or their assignees or any acceptance thereof or any release of any Loan Party Guarantee or security by the Administrative Agent or any of the Lenders, or their assignees;

(e) any limitation on any party's liability or obligations under any such document, instrument, agreement or Loan Party Guarantee or any term thereof or any invalidity or unenforceability, in whole or in part, of this Agreement or any such document, instrument, agreement or Loan Party Guarantee or any term thereof;

(f) any bankruptcy, insolvency, reorganization, composition, adjustment, dissolution, liquidation or other like proceeding relating to any of the Loan Parties, or any action taken with respect to this Agreement or the other Loan Documents by any receiver, agent or trustee or by any court in any such proceeding, whether or not a Borrower shall have notice or knowledge of any of the foregoing;

(g) any exchange, release or non-protection of any Loan Party Guarantee or collateral, or any release or amendment or waiver of or consent to departure from any of the terms hereof or any Loan Party Guarantee or other collateral;

(h) any amalgamation, merger, continuation or other reorganization, restructuring or action involving any of the Loan Parties; and

(i) any other circumstance which might otherwise constitute a defense available to, or a discharge of the Loan Parties, or any of them, as borrower or as guarantor hereunder.

     In the event that QWI makes a payment of its obligations hereunder as a guarantor and co-debtor of QWUSA, it shall not be entitled to make a claim by subrogation against QWUSA for the amount in question until such time as the Lenders and the Administrative Agent shall have received full and indefeasible payment of all monies owed to them under this Agreement and the other Loan Documents.

10.2 LOAN PARTY GUARANTEES

     QWI shall deliver or cause to be delivered to the Administrative Agent on behalf of the Lenders, to the extent not already delivered to the Administrative Agent, as a condition precedent to Borrowings hereunder a Loan Party Guarantee of each other Loan Party to serve as a continuing Guarantee for the payment and performance of the Indebtedness and obligations (whether as Borrower or guarantor) of each Borrower to the Lenders, the Administrative Agent and the other Finance Parties, both present and future, in respect of the Credit Facilities, the whole to the greatest extent permitted by Applicable Law. The Lenders and the other Finance Parties hereby confirm that USGP has been released and discharged from its obligations, liabilities and debts as borrower under the Existing Credit Agreement and as guarantor under the USGP Loan Party Guarantee.

                                   ARTICLE XI

                              CONDITIONS PRECEDENT

11.1 PREDISBURSEMENT CONDITIONS

     The obligation of the Lenders to make available to the Borrowers the initial and subsequent Borrowings hereunder is subject to and conditional upon each of the following terms and conditions first having been satisfied:

11.1.1 CONDITIONS PRECEDENT TO INITIAL BORROWING: the agreement of each Lender to make the initial Borrowing requested to be made by it under the Original Credit Agreement to the Borrowers was subject to and conditional on the satisfactory review by the Lenders of the Environmental Quarterly Reports (December 31, 1998, March 31, 1999) of the Vice President, Manufacturing, Technology and Environment of QWI and the delivery to the Administrative Agent, in form and substance satisfactory to the Administrative Agent and in sufficient numbers for distribution to each of the Lenders, of:

     (a)  a duly executed copy of the Original Credit Agreement,

     (b) a duly executed copy of the Loan Party Guarantee of QWUSA with respect to the obligations of QWI and USGP hereunder,

     (c) a duly executed copy of the Loan Party Guarantee of USGP with respect to the obligations of QWI hereunder,

     (d) a duly executed copy of the Loan Party Guarantee of QPHC with respect to the obligations of each of the Borrowers and USGP hereunder,

     (e) a duly certified copy of the constating documents and by-laws of each of the Loan Parties and of each partner of USGP certified by a Responsible Officer of the related Loan Party (or, as the case may be, partner of USGP) accompanied by good standing or equivalent certificates issued by the appropriate governmental body of each Loan Party's and of each of USGP's partner's jurisdiction of incorporation and of principal place of business,

     (f) a duly certified copy of a resolution or resolutions of the board of directors of each Loan Party or, in the case of USGP, the board of directors of each of its partners, relating to the authority of each Loan Party to execute and deliver and perform its obligations under the Loan Documents to which it is a party and all other instruments, agreements, certificates and papers and other documents provided for or contemplated by the said Loan Documents and the manner in which and by whom the foregoing documents are to be executed and delivered, certified by a Responsible Officer of the relevant Loan Party,

     (g) a certificate of each Loan Party setting forth specimen signatures of the individuals authorized to sign on its behalf the Loan Documents to which it is a party and the instruments, agreements, certificates, papers and other documents provided for or contemplated by the said Loan Documents,

     (h) a certificate of compliance of the Chief Executive Officer, the Chief Financial Officer or the Treasurer or, in his absence, another Responsible Officer of QWI in form and substance substantially as set forth in Schedule 10.1.1.8 of the Original Credit Agreement confirming the accuracy of the representations and warranties contained therein, the absence of any Default or Event of Default and that since the date of then most recent quarterly Consolidated financial statements of QWI, there had been no change in QWI's Consolidated financial condition which could have had a Material Adverse Effect and containing a list of all actions, suits or arbitration proceedings pending or, to the best of his knowledge, threatened involving QWI or any Restricted Entity which, separately, represented an exposure in excess of Cdn.$10,000,000 as reasonably determined by such Responsible Officer,

     (i) certificates of insurance evidencing appropriate insurance coverage as provided in Section 12.1.6 of the Original Credit Agreement, together with a certificate from a Responsible Officer of QWI confirming that such insurance coverage was in compliance with the provisions of
          Section 12.1.6 of the Original Credit Agreement,

     (j) a certificate from a Responsible Officer of QWI to the effect that all necessary shareholder, corporate, creditor, governmental and regulatory approvals had been obtained,

     (k) the audited Consolidated financial statements of QWI for the fiscal year ended December 31, 1998,

     (l) evidence of the payment of all fees and expenses contemplated under the Original Credit Agreement, to the extent then owing,

     (m) evidence by way of pay out letters and transfer instructions and a certificate from a Responsible Officer of QWI that, concurrently with the execution of the Original Credit Agreement, QWI had repaid or made arrangement to repay and cancel the Existing Facilities (as defined under the Original Credit Agreement),

     (n) the favorable opinions of Canadian Counsel and US Counsel to the Loan Parties as to the status and capacity of the Loan Parties, their authority and legal right to enter into and perform their obligations under the Loan Documents, as to the validity, binding effect and enforceability against them of the Loan Documents and as to such other matters as the Lenders then reasonably required, in form and substance substantially as set forth respectively in Schedule 10.1.1.14-A and
          Schedule 10.1.1.14-B to the Original Credit Agreement,

     (o) the favorable opinions of Canadian Counsel and US Counsel to the Administrative Agent as to the validity, binding effect and enforceability as against the Loan Parties of the Loan Documents and as to such other matters as the Lenders then reasonably required, in form and substance substantially as set forth respectively in Schedule 10.1.1.15-A and Schedule 10.1.1.15-B to the Original Credit Agreement, and

     (p) such other documentation as was reasonably required by the Administrative Agent;

     All the above stated conditions were met or waived prior to the initial Borrowings under the Original Credit Agreement.

11.1.2 CONDITIONS PRECEDENT TO EACH BORROWING: the obligation of the Lenders to make any Borrowing available to any Borrower is subject to the following conditions:

     (a) the representations and warranties of the Loan Parties contained in this Agreement shall be true and correct as at each Drawdown Date, Conversion Date and date of renewal of a form of Borrowing hereunder, other than the representations and warranties set forth in Section
          2.1.2 (which shall be read as if they referred to the updated information contained in the most recent certificate of compliance delivered to the Administrative Agent pursuant to Section 12.1.7(c)) and Section 2.1.9 (which shall be read as if they referred to the most recent financial statements of the Loan Parties delivered to the Administrative Agent pursuant to Section 12.1.7),

     (b) the Administrative Agent (or the applicable Swingline Lender, as applicable) shall have received the timely Notice of Borrowing required (excluding for greater certainty but subject to Section 3.7.2 for Borrowings by way of Swingline Loans made under Swingline Subfacility A or Swingline Subfacility B) pursuant to Section 3.7, 3.12, 5.1.2, 6.1.2, 7.2.5, 8.4 or 8.7 , as applicable, and

     (c) no Default or Event of Default shall have occurred and be continuing (provided that if such Default or Event of Default shall have been waived as provided herein, such Default or Event of Default shall not be deemed to exist or continue in respect of the particular instance having been waived or during the waiver period, as applicable).

11.2 WAIVER OF CONDITIONS PRECEDENT

     The terms and conditions of Sections 11.1, 11.3 and 11.4 are inserted for the sole benefit of the Lenders and may be waived by the Administrative Agent on behalf of the Lenders, in whole or in part, with or without terms or conditions, in respect of all or any portion of the Borrowings without prejudicing the rights of each of the Lenders to assert such terms and conditions in whole or in part in respect of any other Borrowing.

11.3 CONDITIONS PRECEDENT TO THE COMING INTO FORCE OF THE 2003 AMENDED AND RESTATED AGREEMENT

     The coming into force of the 2003 Amended and Restated Agreement was subject to and conditional upon the delivery to the Administrative Agent, in form and substance satisfactory to the Administrative Agent and in sufficient numbers for distribution to each of the Lenders of:

(a)  a duly executed copy of the 2003 Amended and Restated Agreement,

(b) a bring-down certificate in respect of each of the Loan Parties delivered by a Responsible Officer of the related Loan Party with respect to (i) the constating documents and by-laws of such Loan Party and (ii) the certificates of incumbency previously delivered by each of the Loan Parties, accompanied by good standing or equivalent certificates issued by the appropriate governmental body of each Loan Party's jurisdiction of incorporation and of principal place of business,

(c) a duly certified copy of a resolution or resolutions of the board of directors of each Loan Party relating to the authority of each Loan Party to execute and deliver and perform its obligations under this Amended and Restated Credit Agreement and all other instruments, agreements, certificates and papers and other documents provided for or contemplated by the said Amended and Restated Credit Agreement and the manner in which and by whom the foregoing documents are to be executed and delivered, certified by a Responsible Officer of the relevant Loan Party,

(d) a certificate of the Chief Executive Officer, the Chief Financial Officer or the Treasurer or, in his absence, another Responsible Officer of QWI confirming the absence of any Default or Event of Default,

(e) a certificate from a Responsible Officer of QWI to the effect that all necessary shareholder, corporate, creditor, governmental and regulatory approvals have been obtained,

(f) evidence of the payment of all fees and expenses contemplated herein, to the extent then owing,

(g) the favorable opinions of Canadian Counsel and US Counsel to the Loan Parties as to the status and capacity of the Loan Parties, their authority and legal right to enter into and perform their obligations under the 2003 Amended and Restated Agreement, as to the validity, binding effect and enforceability against them of the 2003 Amended and Restated Agreement and as to such other matters as the Lenders may reasonably require, in form and substance substantially as set forth respectively in Schedule 10.3(g)-A and
     Schedule 10.3(g)-B of the 2003 Amended and Restated Agreement,

(h) the favorable opinions of Canadian Counsel to the Administrative Agent as to the validity, binding effect and enforceability as against the Loan Parties of the 2003

     Amended and Restated Agreement and as to such other matters as the Lenders may reasonably require, in form and substance substantially as set forth respectively in Schedule 10.3(h) of the 2003 Amended and Restated Agreement,

(i) satisfactory evidence of the completion by QWI or one of its wholly-owned Subsidiaries of an offering of senior debt aggregating approximately US$600,000,000 with a maturity of no less than three (3) years, and

(j) such other documentation as was reasonably required by the Administrative Agent.

11.4 CONDITIONS PRECEDENT TO THE COMING INTO FORCE OF THIS AMENDED AND RESTATED CREDIT AGREEMENT

     The coming into force of this Amended and Restated Credit Agreement is subject to and conditional upon the delivery to the Administrative Agent, in form and substance satisfactory to the Administrative Agent and in sufficient numbers for distribution to each of the Lenders of:

(a)  a duly executed copy of this Amended and Restated Credit Agreement,

(b) a bring-down certificate in respect of each of the Loan Parties delivered by a Responsible Officer of the related Loan Party with respect to (i) the constating documents and by-laws of such Loan Party and (ii) the certificates of incumbency previously delivered by each of the Loan Parties, accompanied by good standing or equivalent certificates issued by the appropriate governmental body of each Loan Party's jurisdiction of incorporation and of principal place of business,

(c) a duly certified copy of a resolution or resolutions of the board of directors of each Loan Party relating to the authority of each Loan Party to execute and deliver and perform its obligations under this Amended and Restated Credit Agreement and all other instruments, agreements, certificates and papers and other documents provided for or contemplated by the said Amended and Restated Credit Agreement and the manner in which and by whom the foregoing documents are to be executed and delivered, certified by a Responsible Officer of the relevant Loan Party,

(d) a certificate of the Chief Executive Officer, the Chief Financial Officer or the Treasurer or, in his absence, another Responsible Officer of QWI confirming the absence of any Default or Event of Default,

(e) a certificate from a Responsible Officer of QWI to the effect that all necessary shareholder, corporate, creditor, governmental and regulatory approvals have been obtained,

(f) evidence of the payment of all fees and expenses contemplated herein, to the extent then owing,

(g) the favorable opinions of Canadian Counsel and US Counsel to the Loan Parties as to the status and capacity of the Loan Parties, their authority and legal right to enter into and perform their obligations under this Amended and Restated Credit Agreement, as to the validity, binding effect and enforceability against them of this Amended and Restated Credit Agreement and as to such other matters as the Lenders may reasonably require, in form and substance substantially as set forth respectively in
     Schedule 11.4 (g)-A and Schedule 11.4 (g)-B,

(h) the favorable opinions of Canadian Counsel to the Administrative Agent as to the validity, binding effect and enforceability as against the Loan Parties of this Amended and Restated Credit Agreement and as to such other matters as the Lenders may reasonably require, in form and substance substantially as set forth in Schedule 11.4 (h), and

(i) such other documentation as may be reasonably required by the Administrative Agent.

                                  ARTICLE XII

                           COVENANTS OF THE BORROWERS

12.1 AFFIRMATIVE COVENANTS OF THE BORROWERS

     While any amount remains outstanding under the Loan Documents or any of the Finance Parties has any obligations under any of the Loan Documents or any Lender has any Commitment hereunder, each Borrower (or QWI, in the case of the covenants contained in Sections 12.1.7(a), (b), (c), (g) and (h) and 12.1.15) covenants and agrees with the Administrative Agent, each Lender and each other Finance Party that, unless otherwise consented to in writing by or on behalf of the Lenders:

12.1.1 PAYMENT COVENANT: it will, and it will cause each of its Subsidiaries which is a Loan Party to, duly and punctually pay all sums of money due and payable by it under the terms of this Agreement and any other Loan Document at the times and places, in the currencies, and in the manner specified;

12.1.2 CORPORATE EXISTENCE: it will, and it will cause each of its Subsidiaries which is a Restricted Entity to, do or cause to be done all things necessary to preserve and maintain its corporate or other existence and, if applicable, all of its other franchises, licenses, rights, privileges, consents and approvals, except as otherwise permitted hereunder and except to the extent that the failure to comply with this covenant could not reasonably be expected to have a Material Adverse Effect;

12.1.3 CONDUCT OF BUSINESS: it will, and it will cause each of its Subsidiaries which is a Restricted Entity to, conduct its business in a proper and efficient manner in accordance with normal industry standards, keep proper books or records and accounts, and preserve, protect and obtain all intellectual property, and preserve and maintain in good repair, working order and condition all other properties, used or useful in the conduct of its business, and obtain and maintain all licenses, permits and regulatory approvals required for the operations of its business, except to the extent that the failure to comply with this covenant could not reasonably be expected to have a Material Adverse Effect;

12.1.4 COMPLIANCE WITH LAWS: it will, and it will cause each of its Subsidiaries which is a Restricted Entity to, comply with Applicable Laws, including without limitation, ERISA, the Racketeer Influenced and Corrupt Organizations Act, enacted as part of the Organized Crime Control Act of 1970 of the United States of America and all Environmental Laws and obtain and maintain all necessary Environmental Permits, except to the extent that the failure to comply with this covenant could not reasonably be expected to have a Material Adverse Effect;

12.1.5 PROMPT PAYMENT OF TAXES AND INDEBTEDNESS: it will, and it will cause each of its Subsidiaries which is a Restricted Entity to, promptly pay and discharge when due all Taxes and all Indebtedness and other liabilities that might become or result in a Lien on any of its properties, except to the extent that the failure to comply with this covenant could not reasonably be expected to have a Material Adverse Effect;

12.1.6 INSURANCE: it will, and it will cause each of its Subsidiaries which is a Restricted Entity to, maintain insurance with such financially sound, independent and reputable insurance companies, against at least such risks and in at least such amounts as is customarily maintained by similar businesses, duly and punctually pay the premiums and other sums of money payable in connection therewith and promptly deliver to the Administrative Agent from time to time upon reasonable request evidence of such insurance coverage;

12.1.7 FINANCIAL STATEMENTS AND INFORMATION: it will furnish or cause to be furnished to the Administrative Agent in such number as the Administrative Agent may reasonably require for distribution to each of the Lenders:

     (a) Quarterly Financial Statements: as soon as practicable and in any event within 60 days after the close of each of the first three quarterly accounting periods in each fiscal year of QWI, commencing with the quarterly period ending September 30, 2005, the Consolidated balance sheet of QWI and the related Consolidated statements of income, retained earnings and cash flows for such quarterly period and for the elapsed portion of the fiscal year ended with the last day of such quarterly period, setting forth in each case in comparative form the figures for the corresponding periods of the previous fiscal year, subject to normal year-end auditing adjustments,

     (b) Year-End Financial Statements; Accountants' Certificate: as soon as available and in any event within 90 days after the end of each fiscal year of QWI, commencing with the fiscal year ending December 31, 2005:

          (i) the Consolidated balance sheet of QWI as at the end of such fiscal year and the related Consolidated statements of income, retained earnings and cash flows for such fiscal year, setting forth in comparative form the figures as at the end of and for the previous fiscal year, and

          (ii) an audit report of KPMG, or any one of the five (5) largest firms of accountants nationally recognized in the United States of America or in Canada, as the case may be, which report shall include an opinion of such auditors which opinion shall not be qualified and shall state that such financial statements were prepared in accordance with Canadian GAAP and that the audit by such auditors in connection with such financial statements has been made in accordance with generally accepted auditing standards,

     (c) Officer's Certificate as to Financial Statements and Defaults: at the time that financial statements are furnished pursuant to paragraph (a) or (b) above of this Section 12.1.7, a certificate of compliance of the Chief Executive Officer, Chief Financial Officer or Treasurer of QWI, in form and substance substantially as set forth in Schedule
          12.1.7 (c), with the information specified therein being true and correct in all material respects as of the date the certificate is delivered to the Administrative Agent (i) confirming (w) the accuracy of the financial statements submitted, (x) the absence of contingent liabilities and anticipated loss having a Material Adverse Effect, (y) the calculations of the financial ratios set forth herein and (z) the absence of any Default or Event of Default and (ii) providing (x) a list of all Restricted Entities (such list of Restricted Entities to be provided annually only) and Non-Restricted Entities, (y) the Investments in the Non-Restricted Entities by QWI and the Restricted Entities and (z) the Indebtedness of the Operating Restricted Entities,

     (d)  Reports and Filings:

          (i) promptly upon receipt thereof, copies of all material special audits, opinions or other material reports, if any, submitted to any Borrower by its independent certified public accountants in their capacity as auditors of such Borrower; and

          (ii) promptly upon transmission thereof, copies of all such financial statements and reports as QWI shall send to its stockholders, copies of all material information made publicly available by any Borrower and copies of all registration statements, annual information forms, regular or periodic reports, prospectuses, offering circulars or similar materials filed by any Borrower with the United States of America Securities and Exchange Commission, other than any such filings made in connection with shareholdings by employees of QWI or any Restricted Entities,

     (e) Requested Information: from time to time and promptly upon request of any Lender, such information regarding the Loan Documents to which a Loan Party is a party, or the loans, the business, assets, liabilities, financial condition, results of operations or business prospects of a Loan Party as such Lender may reasonably request, in each case in form and substance and certified in a manner satisfactory to the requesting Lender,

     (f) Notice of Defaults, Material Adverse Changes and Other Matters: promptly and in any event within (i) one Business Day after a Borrower obtains knowledge or should have obtained knowledge of any event or condition specified in sub-paragraph (A) hereof, and (ii) five Business Days after a Borrower obtains knowledge or should have obtained knowledge of any event or condition specified in sub-paragraph (B), (C), (D) or (E) hereof, notice of:

          (A)  any Default,

          (B) any change in the name of, or, except in connection with a transaction permitted under Section 12.2.5, any amendment of the certificate of incorporation or by-laws of QWI, QWUSA or QPHC,

          (C) the commencement of, or the occurrence or non-occurrence of any change or event relating to, any action, suit or proceeding that would cause the representation and warranty contained herein relating to the absence of litigation to be incorrect if made at such time,

          (D) the occurrence or non-occurrence of any change or event that would cause the representation and warranty contained herein relating to the absence of any adverse change to be incorrect if made at such time,

          (E) any ERISA Event, whether or not such event or condition shall constitute an Event of Default,

     (g) Environmental Matters: promptly and in any event within five Business Days after the existence of any of the following conditions, a certificate of the Chief Executive Officer, Chief Financial Officer, Treasurer or other Responsible Officer of QWI specifying in detail the nature of such condition and QWI's or the relevant Restricted Entity's or, to the knowledge of each Borrower, their respective Environmental Affiliates' proposed response thereto:

          (i) the receipt by QWI or any Restricted Entity of any communication (written or oral), whether from a governmental authority, citizens group, employee or otherwise, that alleges that QWI or any Restricted Entity or any Environmental Affiliate thereof is not in compliance with applicable Environmental Laws,

          (ii) QWI or any Restricted Entity shall obtain actual knowledge that there exists any Environmental Claim pending or threatened against QWI or any Restricted Entity or, to the knowledge of each Borrower, any of their respective Environmental Affiliates, or

          (iii) any release, emission, discharge or disposal of any material of environmental concern that could form the basis of any Environmental Claim against QWI or any Restricted Entity or, to the knowledge of each Borrower, any of their respective Environmental Affiliates, in each case of sub-paragraphs (i), (ii) and (iii) above to the extent that any such non-compliance, Environmental Claim or release, emission, discharge or disposal, either singly or in the aggregate, could reasonably be expected to have a Materially Adverse Effect on QWI and the Restricted Entities taken as a whole and provided that for the purposes of the covenant contained in this Section 12.1.7(g) "KNOWLEDGE" shall mean the knowledge of the relevant Borrower, based on its normal course of conduct with such Environmental Affiliate,

     (h) Budget: no later than on the 60th day following the commencement of each fiscal year of QWI, commencing with the 2005 fiscal year, a summary Consolidated budget including a yearly statement of earnings and cash flows, and

     (i) Money Laundering: any information that the Lenders may reasonably request from time to time to ensure compliance with all applicable laws concerning money laundering and similar activities;

12.1.8 CONSENTS AND GOVERNMENTAL APPROVALS: it will, and will cause each of its Subsidiaries which is a Restricted Entity to, take all action and obtain and maintain all consents and governmental approvals required so that its obligations under the Loan Documents will at all times be legal, valid and binding and enforceable in accordance with their respective terms;

12.1.9 ACCESS: it will, and will cause each of its Subsidiaries which is a Restricted Entity to, permit the Administrative Agent and any person designated in writing from time to time by the Administrative Agent including, without limitation, independent accountants, at the relevant Borrower's expense, on reasonable written notice and at such reasonable time or times as will not interfere with the normal operations of the Borrowers and their Subsidiaries (a) to visit and inspect any of the properties of the Borrowers and their Subsidiaries, (b) to discuss the affairs, finances and accounts of the Borrowers or their Subsidiaries with their respective officers and (c) to examine the books of account, records, reports and other documents of the Borrowers;

12.1.10 LOAN PARTY GUARANTEES: it will, and it will cause each of its Subsidiaries which is a Loan Party to, maintain the Loan Party Guarantees in full force and effect and not terminate or attempt to terminate any Loan Party Guarantee until the full, final and indefeasible payment and termination of the Credit Facilities;

12.1.11 CANADIAN BENEFIT AND PENSION PLANS AND ERISA: it will, and it will cause each of its Subsidiaries which is a Restricted Entity to, perform, in a timely fashion, all obligations to which it may become subject under all Applicable Laws, including the ITA and ERISA, as well as under the regulations or rules issued thereunder, in respect of its Canadian Pension Plans, Canadian Benefit Plans and Benefit Plans, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect;

12.1.12 ENVIRONMENTAL MATTERS: it (a) shall be, and it shall cause each of its Subsidiaries which is a Restricted Entity to be, at all times in compliance in all material respects with all applicable Environmental Laws, except where non-compliance could not reasonably be expected to have a Material Adverse Effect and (b) shall ensure, and it shall cause each of its Subsidiaries which is a Restricted Entity to ensure, that the Properties are free from material contamination by a release, discharge or emission of any Hazardous Material or of any other substance which poses a threat or nuisance to safety, health or the environment and that all underground storage tanks, land fills, land disposals and dumps contained on the Properties are in compliance in all material respects with all applicable Environmental Laws, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect;

12.1.13 Intentionally omitted.

12.1.14 USE OF FUNDS: it will use the proceeds of Borrowings hereunder solely for the purposes set forth in Section 3.6, but subject to the limitations contained in Section 12.2.7; and

12.1.15 UPDATING OF S&P/MOODY'S CREDIT RATING: it shall cause each of Standard & Poor's and Moody's to review, on a continuing basis, the credit rating given to QWI (with any change in the credit rating given to QWI by either Standard & Poor's or Moody's to be notified by QWI to the Administrative Agent within three (3) Business Days after a Borrower obtains knowledge or should have obtained knowledge of such change).

12.2 NEGATIVE COVENANTS OF THE BORROWERS

     While any amount remains outstanding under the Loan Documents or any of the Finance Parties has any obligations under any of the Loan Documents or any Lender has any Commitment hereunder, each Borrower (or QWI, in the case of the covenant contained in Section 12.2.10) covenants and agrees with the Administrative Agent, each Lender and each other Finance Party that:

12.2.1 NEGATIVE PLEDGE: it will not, nor will it allow or suffer any of its Subsidiaries which is a Restricted Entity to, directly or indirectly, at any time, assume, create, incur or suffer to exist any Lien upon any of its property, rights, revenues or assets, whether now owned or hereafter acquired or upon any income or profits therefrom, except that QWI and the Restricted Entities may create, incur, assume or suffer to exist (i) Permitted

     Encumbrances, (ii) Liens securing intercompany loans or advances amongst the Loan Parties and the Restricted Entities and (iii) other Liens where the aggregate amount secured thereby does not exceed 10% of QWI's Equity;

12.2.2 SALE OF ASSETS: it will not, nor will it allow or suffer any of its Subsidiaries which is a Restricted Entity to, directly or indirectly, except as permitted under Section 12.2.5, convey, sell, alienate, assign, lease, license, transfer or otherwise dispose of any of its property or assets or any interest therein, whether now owned or possessed or hereafter acquired or possessed, or enter into any sale and leaseback transaction with respect to such property or assets, with the exception of (i) sales of assets pursuant to QWI's existing securitization programs, as such programs may be amended, restated, modified or replaced from time to time, provided that at no time shall the amount of such programs be increased from the maximum amount of such programs as in effect on the Effective Date, (ii) sales of assets with respect to discontinued operations and assets contemplated for sale on or before December 31, 2005 and listed in Schedule 12.2.2, (iii) the sale of QWI's interest in Quebecor Merrill Canada Inc.,
     (iv) dispositions and sales of assets made in the ordinary course of business, including, without limitation, dispositions and sales of machinery, equipment, spare parts, materials and vehicles that have become obsolete, worn out, damaged or unusable, (v) dispositions and sales of assets, the net proceeds of which are used to repay and permanently reduce the Credit Facilities, (vi) exchanges of assets between any of the Loan Parties, between any of the Loan Parties and their Subsidiaries and between any such Subsidiaries where the asset(s) received in such exchange is(are) at least equal in value to the asset(s) exchanged, (vii) other dispositions of assets in amounts not to exceed US$5,000,000 per disposition provided that the aggregate amount of all such dispositions does not exceed US$25,000,000 in any calendar year; and (viii) any other sales or other dispositions of property or assets that are not covered by clauses (i) to
     (vii) above in an amount not to exceed, in the aggregate for any consecutive three-year period during the duration of the Credit Facilities, 15% of QWI's Consolidated Net Tangible Assets, as determined on the basis of the most recent financial statements of QWI delivered to the Administrative Agent in accordance with Section 12.1.7;

12.2.3 NO INVESTMENTS IN OTHER PERSONS: it will not, nor will it allow or suffer any of its Subsidiaries which is a Restricted Entity to, directly or indirectly, make or acquire any loan or Investment in Non-Restricted Entities or permit any loan or Investment from such Borrower or any of its Subsidiaries which is a Restricted Entity to be outstanding, directly or indirectly, in Non-Restricted Entities in aggregate amounts exceeding a sum equivalent to 20% of QWI's Equity at any time, excluding transactions (including accounts receivable) in the ordinary course of business with a term of less than 90 days;

12.2.4 NO INDEBTEDNESS: it will not, nor will it allow or suffer any of its Subsidiaries which is a Restricted Entity to, directly or indirectly, permit any of the Operating Restricted Entities to incur, assume, create or become in any way liable for any Indebtedness (except for intercompany loans raised from a Loan Party or a Restricted Entity) in an amount exceeding, in the aggregate, 15% of QWI's Equity, excluding the existing

     Indebtedness, identified in Schedule 12.2.4, of Imprimeries Didier-Quebecor, S.A. (France) and its Subsidiaries, except that this restriction shall not apply, following an acquisition of a newly-acquired Subsidiary of QWI which will be an Operating Restricted Entity ("NEW OPERATING RESTRICTED ENTITY") to the extent that the Indebtedness of such New Operating Restricted Entity ("ACQUIRED INDEBTEDNESS") is repaid or otherwise extinguished within 180 days of the date such New Operating Restricted Entity is so acquired and provided further that such Acquired Indebtedness was not incurred in contemplation of such acquisition;

12.2.5 NO MODIFICATION TO CORPORATE STRUCTURE: it will not, nor will it allow or suffer any of its Subsidiaries which is a Restricted Entity to, directly or indirectly, wind-up, liquidate or dissolve its business, affairs or assets or enter into any transaction of reorganization, amalgamation, merger or consolidation, or convey, sell, lease or otherwise dispose of all or any substantial part of its business, property or assets (or agree to do any of the foregoing at any future time) except (i) as permitted under Section 12.2.2, (ii) that any Restricted Entity, other than a Loan Party, may effect any of the foregoing transactions if the transaction could not reasonably be expected to have a Material Adverse Effect and (iii) that any of the Loan Parties may merge with or into or convey, lease or transfer all or substantially all of its assets to any Person, provided that, immediately after giving effect to the transaction, no event or circumstance shall have occurred and be continuing which constitutes a Default or Event of Default and that (i) the resulting entity or the Person which acquires such assets is bound by the provisions of the Loan Documents to which such Loan Party is a party by operation of law or pursuant to an agreement in form and substance satisfactory to the Administrative Agent and (ii) the Lenders receive an opinion of counsel to the Borrowers acceptable to them confirming that the resulting entity or the Person which acquires such assets is bound by the relevant Loan Documents;

12.2.6 NO CONSENSUAL RESTRICTIONS: it will not, nor will it allow or suffer any of its Subsidiaries which is a Restricted Entity to, directly or indirectly, permit to exist, at any time, any consensual restriction limiting the ability (whether by covenant, event of default, subordination or otherwise) of QWI or any Restricted Entity to (i) pay or make the maximum Dividends permitted by law to its parent entity, (ii) pay any obligation owed to QWI or any Restricted Entity, (iii) make any loans or advances to or Investments in QWI or in any Restricted Entity or (iv) transfer any of its property or assets to QWI or any Restricted Entity, except that the covenant contained in this Section 12.2.6 shall not apply to (a) Imprimeries Didier-Quebecor, S.A. and its Subsidiaries and (b) any other Restricted Entity (other than a Loan Party), whose assets, singly or when taken together with the assets of all Restricted Entities (other than a Loan Party) subject to such restrictions, do not exceed at any time 10% of the Consolidated assets of QWI, as determined in accordance with GAAP, and, (c) any Loan Party, with respect to any restriction contained in
     Section 1.11 of any Loan Party Guarantee issued hereunder;

12.2.7 UNAUTHORIZED USES OF THE CREDIT FACILITIES: it will not use the Credit Facilities or any proceeds of Borrowings (i) to make an Acquisition or an Investment in any newly-acquired Subsidiary unless such transaction is uncontested and approved by the board of directors of such Person or (ii) to purchase or carry, reduce, retire or refinance any credit incurred to purchase or carry any Margin Stock or to extend credit to others for the purpose of purchasing or carrying any such Margin Stock;

12.2.8 NO CHANGE IN NATURE OF BUSINESS OR IN USE OF PROPERTIES: it will not, nor will it allow or suffer any of its Subsidiaries which is a Restricted Entity to, directly or indirectly, make any change whereby the nature of the business carried on by QWI and the Restricted Entities (taken as a whole) would be materially altered from that carried on on the Effective Date;

12.2.9 NO HEDGE AGREEMENTS: it will not, nor will it allow any of its Subsidiaries which is a Restricted Entity to, directly or indirectly, acquire or enter into any Hedge Agreement except as bona fide hedges and not for speculative purposes;

12.2.10 FINANCIAL RATIOS: it shall not at any time allow or suffer:

     (a) the ratio of EBITDA to Interest Expense of QWI, on a Consolidated basis, to be less than 3.50:1.00 for any period of four consecutive fiscal quarters of QWI, commencing with the period of four fiscal quarters ending on December 31, 2005; or

     (b) the ratio of QWI's Debt to Capitalization to exceed 60% on the basis of calculations made at the end of each fiscal quarter, starting with the quarter ending December 31, 2005; or

     (c) QWI's Debt to EBITDA Ratio, to exceed, for any period of four consecutive fiscal quarters of QWI, 4.00:1.00 from the fiscal quarter ending on December 31, 2005 up to and including the fiscal quarter ending on December 31, 2007 and 3.75:1.00 from the fiscal quarter ending on March 31, 2008 and each fiscal quarter thereafter.

                                  ARTICLE XIII

                     REIMBURSEMENT OF EXPENSES AND INDEMNITY

13.1 REIMBURSEMENT OF EXPENSES

     All statements, reports, certificates, opinions and other documents or information required to be furnished to the Administrative Agent, any Lender or any other Finance Party by any Loan Party under this Agreement and the other Loan Documents shall be supplied without cost to all such parties. Furthermore, whether or not any of the transactions contemplated herein are consummated, each Borrower agrees to reimburse promptly to the Administrative Agent for itself and for the account of the other Finance Parties on demand, all of the reasonable fees, costs and expenses of the Administrative Agent's Counsel and all of the Administrative

Agent's, Swingline Lenders' and the Arranger's other reasonable fees, costs and other out-of-pocket expenses (including transportation, computer, duplication, appraisal, audit, insurance, consultant, notaries and search, and all tax on goods and services) incurred from time to time in the preparation, negotiation, execution and registration, if applicable, of the Loan Documents and the related documents, and the operation of the Credit Facilities, including, without limitation, in considering and making amendments to, or waivers, releases or discharges in respect of, the Loan Documents (whether or not such amendments, waivers, releases or discharges are completed or carried into effect) and, after discussion with QWI, in respect of any other matter, together with all reasonable expenses incurred in the due diligence and syndication (including printing, distribution and bank meetings) in connection with the Credit Facilities. In addition, each Borrower agrees to pay all of such reasonable legal fees, costs and expenses (and tax on goods and services in respect thereof) of the Administrative Agent and each of the Lenders incurred in the enforcement of the Loan Documents and of any other document to be executed and issued as provided herein and in the other Loan Documents. Without limiting the generality of the foregoing, all reasonable fees, costs and other out-of-pocket expenses, incurred by a LC Issuer in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder shall be reimbursed by the Borrowers.

     Each Borrower will reimburse the Administrative Agent and the Lenders within 30 days after written request is made, with interest after such 30-day period at a rate per annum equal to the Cdn. Prime Rate plus the Applicable Margin for Cdn. Prime Rate Loans at such time increased by 2% per annum in the case of monies owing in Canadian Dollars and at a rate per annum equal to the US Base Rate plus the Applicable Margin for US Base Rate Loans at such time increased by 2% per annum in the case of monies owing in US Dollars, for any and all expenditures which the Administrative Agent or the Lenders may from time to time make, lay out or expend pursuant to this Section 13.1 and in providing such protection in respect of insurance, discharge of Liens, Taxes, dues, assessments, governmental charges, fines and penalties lawfully imposed, repairs, Counsel's fees and other matters as the Loan Parties are obligated in the Loan Documents to provide, but fail to provide after written request is made. Such obligations to reimburse the Administrative Agent and the Lenders shall be an additional indebtedness due from each Borrower and shall be payable by such Borrower within 30 days of demand. The Administrative Agent and the Lenders though privileged so to do shall be under no obligation to any Borrower to make any such expenditure and the making thereof by the Administrative Agent or Lender shall not relieve any Borrower of any default in that respect.

13.2 INDEMNITY

     Whether or not a Default or an Event of Default has occurred, each Borrower covenants and undertakes to indemnify, defend, protect and hold harmless the Administrative Agent, each of the Lenders and the other Finance Parties and their respective directors, officers, employees, Counsels, attorneys-in-fact, trustees, advisors and agents (collectively, the "INDEMNITEES") against and from all losses, damages (including punitive damages), expenses, liabilities, obligations, penalties, actions, judgments, suits, claims, costs, expenses and disbursements (including reasonable Counsels' and consultants' fees and disbursements)

(hereinafter, "LOSSES") which any Indemnitee may sustain or incur (including, without limitation, any losses and expenses a Lender may incur (a) by reason of the liquidation, re-employment or redeployment of deposits or other funds acquired by such Lender to fund or to maintain the Borrowings of such Borrower or (b) by reason of any interest, charges or other amounts paid or payable by a Lender to providers of funds borrowed or acquired in order to make, to fund or to maintain the Borrowings of such Borrower or any amount unpaid by such Borrower hereunder) as a consequence of or in connection with (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith):

13.2.1 any use made by such Borrower or proposed to be made by such Borrower with the proceeds of the Credit Facilities,

13.2.2 any failure of such Borrower to timely provide a conversion or renewal notice when required in respect of any Borrowing pursuant to the terms hereof,

13.2.3 any failure of such Borrower to borrow in the amount and on the date specified therefor in any notice of Borrowing pursuant to this Agreement,

13.2.4 any failure of such Borrower to make a payment, repayment, prepayment or conversion specified in a notice of repayment, prepayment or conversion hereunder, or when otherwise due hereunder,

13.2.5 the payment by such Borrower of principal amounts in respect of a Libor Loan, Euro Loan, a Bankers' Acceptance or Letter of Credit on any day other than the last day of the related Libor Interest Period or Euro Interest Period or other than the date of maturity of such Bankers' Acceptance or Letter of Credit, as the case may be,

13.2.6 any misrepresentation by such Borrower contained in or delivered in writing in connection with the Loan Documents,

13.2.7 the occurrence of a Default or an Event of Default,

13.2.8 defending and/or counterclaiming or claiming over against third parties in respect of any action or matter in connection with or relating to the Loan Documents,

13.2.9 the actual or alleged presence of Hazardous Materials on, under or in any Properties or the escape, seepage, leakage, spillage, discharge, emission or release from, any Property or into or upon any land, the atmosphere, or any watercourse, body of water or wetland, of any Hazardous Materials or any Environmental Claim relating to the Borrower or any of its Subsidiaries or any of the Properties or arising out of the use of any of the Properties, or

13.2.10 any refusal by the applicable LC Issuer to honour a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit, in each case, except to the extent such Losses are found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnitee's gross or intentional fault.

     In the case of an investigation, litigation or proceeding to which the indemnity described in this Section 13.2 applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any of the Borrowers, their respective shareholders, Affiliates or creditors or an Indemnitee or an Indemnitee is otherwise a party thereto. Each Borrower further agrees that no Indemnitee shall have any liability (whether direct or indirect, in contract or tort or otherwise) to a Borrower or any of its Subsidiaries or Affiliates or their respective security holders or creditors arising out of, related to or in connection with the Credit Facilities, except for direct, as opposed to consequential or punitive, damages determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnitee's gross or intentional fault.

13.3 CONSULTATION WITH BORROWERS

     In connection with any claim made by a third party for which an Indemnitee is entitled to indemnification pursuant to Section 13.2, such Indemnitee agrees, before settling or compromising any such claim, to consult in good faith with the Borrowers and the Administrative Agent regarding any comments or considerations that either of them may have, it being understood that (i) such Indemnitee shall retain the right, at its sole discretion, to settle or compromise any such claim and (ii) any consultation among such Indemnitee, the Borrowers and the Administrative Agent or any failure to so consult shall in no way relieve or reduce the Borrowers' obligations to indemnify such Indemnitee pursuant to Section 13.2.

13.4 SURVIVAL OF INDEMNIFICATION OBLIGATIONS

     Without prejudice to the survival or termination of any other agreement of the Borrowers under the Loan Documents, the provisions of and undertakings and indemnification set forth under Sections 13.1 and 13.2 shall survive the payment of principal and interest on all Borrowings, the termination of the Aggregate Commitment and the satisfaction of all other liabilities owed to the Administrative Agent and the Lenders pursuant to the Loan Documents.

                                   ARTICLE XIV

                                   OTHER TAXES

14.1 OTHER TAXES

     Each Borrower covenants and agrees that it will pay any documentary, stamp or other Taxes (including interest and penalties) which may be payable or determined to be payable by any governmental or taxation authority in respect of the execution and delivery of the Loan Documents to which it is a party, including the Bankers' Acceptances and acceptances thereunder and the Letters of Credit, or the performance of the terms and provisions of such

Loan Documents, and will save the Administrative Agent and the Lenders harmless against any loss or liability resulting from non-payment or delay in payment of any such documentary, stamp or other Taxes.

14.2 SURVIVAL OF OBLIGATIONS

     The obligation of the Borrowers under Section 14.1 to pay the Taxes referred to therein shall, if such Taxes have not been paid, survive the payment of principal and interest on all Borrowings, the termination of the Aggregate Commitment and the satisfaction of all other liabilities owed to the Administrative Agent and the Lenders pursuant to the Loan Documents.

                                   ARTICLE XV

                                EVENTS OF DEFAULT

15.1 EVENTS OF DEFAULT

     The occurrence of any one or more of the following events or circumstances shall constitute an Event of Default under this Agreement:

15.1.1 FAILURE TO PAY: any payment of principal or of interest on any of the Loans or of fees or any other amounts owing under the Loan Documents shall not be made when and as due (whether at maturity, by reason of notice of repayment or acceleration or otherwise) and in accordance with the terms of this Agreement and, except in the case of payments of principal or of the Face Amount of Letters of Credit, such failure shall continue for three Business Days;

15.1.2 REPRESENTATIONS AND WARRANTIES: any representation or warranty made by any Loan Party in any of the Loan Documents shall prove at any time to have been materially incorrect or misleading in any material respect, as at the date made or deemed to have been made;

15.1.3 OTHER BREACHES: a Borrower shall default in the performance or observance of:

     (a) any term, covenant, condition or agreement contained in Section 12.1.2 (insofar as such paragraph requires the preservation of the existence of a Borrower), 12.1.6, 12.1.8 or 12.1.14, and such default, if capable of being remedied, shall continue unremedied for a period of ten Business Days after the earlier of the date on which (y) a Borrower shall have actual knowledge of such default and (z) notice shall have been given by the Administrative Agent to a Borrower requiring that such default be cured; or

     (b) any term, covenant, condition or agreement contained in any Loan Document (other than a term, covenant, condition or agreement a default in the performance or observance of which is elsewhere in this
          Section 15.1 specifically
          dealt with) and such default, if capable of being remedied, shall continue unremedied for a period of 30 days after the earlier of the date on which (y) a Borrower shall have actual knowledge of such default and (z) notice shall have been given by the Administrative Agent to a Borrower requiring that such default be cured;

15.1.4 BANKRUPTCY:

     (a) Voluntary: a Borrower or any Restricted Entity shall (i) commence any proceedings (including a notice of intention or a proposal under the Bankruptcy and Insolvency Act (Canada) and an application for a compromise or arrangement under the Companies' Creditors Arrangement Act (Canada) or any successor or equivalent legislations) or a voluntary case under the U.S. Federal bankruptcy laws (as now or hereafter in effect), (ii) file a petition seeking to take advantage of any other laws, domestic or foreign, relating to bankruptcy, insolvency, reorganization, winding up or composition or adjustment of debts, (iii) consent to or fail to contest in a timely and appropriate manner any petition filed against it in any proceedings or involuntary case under such bankruptcy laws or other laws, (iv) apply for, or consent to, or fail to contest in a timely and appropriate manner, the appointment of, or the taking of possession by, a receiver, custodian, trustee, liquidator or the like of itself or of a substantial part of its assets, domestic or foreign, (v) admit in writing its inability to pay, or generally not be paying, its debts (other than those that are the subject of bona fide disputes) as they become due, (vi) make a general assignment for the benefit of creditors, or (vii) take any corporate or partnership action for the purpose of effecting any of the foregoing; or

     (b) Involuntary: (i) any proceedings or case shall be commenced against a Borrower or any Restricted Entity seeking (y) relief under the laws referred to above in paragraph (a) of this Section 15.1.4 (as now or hereafter in effect) or under any other laws, domestic or foreign, relating to bankruptcy, insolvency, reorganization, winding up or composition or adjustment of debts, or (z) the appointment of a trustee, receiver, custodian, liquidator or the like of a Borrower or any Restricted Entity, and such proceedings or case shall continue undismissed and unstayed for a period of 45 days, or (ii) an order granting the relief requested in such proceedings or case against a Borrower or any Restricted Entity shall be made, granted or entered;

     provided, however, in the case of any Restricted Entity other than a Borrower, that the foregoing circumstances or events have a Material Adverse Effect;

15.1.5 ERISA: (a) any Termination Event shall occur with respect to any Benefit Plan of the US Restricted Entities or any of their respective ERISA Affiliates, (b) any accumulated funding deficiency (as defined in Section 302 of ERISA) shall exist at any time with respect to any such Benefit Plan (other than a Multiemployer Plan) in an amount in excess of an amount equivalent to 4% of QWI's Equity at such time, (c) any US Restricted Entity or any of its ERISA Affiliates shall engage in any prohibited transaction involving any such Benefit Plan, (d) a US Restricted Entity or any of its ERISA Affiliates shall be in "default" (as defined in ERISA Section 4219(c)(5)) with respect to payments owing to any such Benefit Plan that is a Multiemployer Plan as a result of such Person's complete or partial withdrawal (as described in ERISA Section 4203 or 4205) therefrom, (e) a US Restricted Entity or any of its ERISA Affiliates shall fail to pay when due an amount that is payable by it to the PBGC or to any such Benefit Plan under Title IV of ERISA, or (f) a proceeding shall be instituted by a fiduciary of any such Benefit Plan against a US Restricted Entity or any of its ERISA Affiliates to enforce ERISA Section 515 and such proceeding shall not have been dismissed within 30 days thereafter, except that no event or condition referred to in paragraphs (a) through (f) shall constitute an Event of Default if it, together with all other such events or conditions at the time existing, has not subjected, and in the reasonable determination of the Majority Lenders will not subject, a US Restricted Entity to aggregate liabilities, at any time, that exceed an amount equivalent to 4% of QWI's Equity at such time;

15.1.6 JUDGMENT: a final judgment or order shall be entered against a Borrower or any Restricted Entity by any court, and (a) in the case of a judgment or order for the payment of money, (i) such judgment or order shall be for the payment of money in excess of US$25,000,000 (to the extent not fully covered by valid and collectible insurance provided by solvent, unaffiliated insurers) and (ii) either (y) such judgment or order shall continue undischarged and unstayed for a period of 60 days or (z) enforcement proceedings shall have been commenced upon such judgment or order, and (b) in the case of any judgment or order for other than the payment of money, such judgment or order could, together with all other such judgments or orders, have a Materially Adverse Effect on QWI and the Restricted Entities taken as a whole;

15.1.7 INVALIDITY OR UNENFORCEABILITY: a court of competent jurisdiction shall render a judgment or order, or any law, ordinance, decree or regulation shall be enacted, the effect of which is to render any material provision of the Loan Documents invalid, not binding or unenforceable or any Loan Document shall cease to be in full force and effect and valid and enforceable, provided that if such matter is (in the opinion of the Administrative Agent) capable of being remedied, the Borrowers shall have failed, within 30 days thereafter to furnish or cause to be furnished to the Lenders replacement documents evidencing and, where applicable, securing the Indebtedness under the Loan Documents which are adequate in the opinion of the Administrative Agent, or if a Guarantor gives notice of termination of, or otherwise attempts to terminate or deny its liability under a Loan Party Guarantee (or, in the case of QWI, its liability under the Guarantee contained in Article X);

15.1.8 CROSS-DEFAULT: with respect to any Indebtedness of a Loan Party or any other Restricted Entity (other than under the Credit Facilities and Non-Recourse Indebtedness) in the aggregate outstanding principal amount of US$25,000,000:

     (a) failure to pay, in accordance with its terms and when due and payable (subject to any applicable grace period), any of the principal or interest of such Indebtedness, or any such Indebtedness shall, in whole or in part, have been required to be repaid prior to the stated maturity thereof, in accordance with the provision of any agreement evidencing, providing for the creation of or concerning such Indebtedness, or

     (b) (i) any event shall have occurred and be continuing that accelerates such maturity or requires such repayment or permits (or, with the passage of time or the giving of notice or both, would permit) any holder or holders of such Indebtedness, any trustee or agent acting on behalf of such holder or holders or any other Person so to accelerate such maturity or require any such repayment, and said holder or holders, trustee or agent, acting on behalf of such holder or holders have accelerated said maturity or required such repayment and (ii) if the agreement evidencing, providing for the creation of or concerning such Indebtedness provides for a cure period for such event, such event shall not be cured prior to the end of such cure period, provided further that no Event of Default shall be deemed to have occurred if the failure to pay or perform under the relevant agreement is waived, rescinded or annulled in writing by the relevant creditor(s);

15.1.9 ENVIRONMENTAL CLAIMS: a Borrower, any Restricted Entity or any Environmental Affiliate thereof shall have failed to obtain any Environmental Permit necessary for the management, use, control, ownership or operation of its business, property or assets or any such Environmental Permit shall be revoked, terminated, or otherwise cease to be in full force and effect, in each case, if the existence of such condition could reasonably be expected to have a Materially Adverse Effect on QWI and the Restricted Entities, taken as a whole; or

15.1.10 MATERIAL ADVERSE EFFECT: there is or occurs any event or circumstance which has a Material Adverse Effect.

15.2 ACCELERATION

     Upon the occurrence and during the continuance of any Event of Default, the Administrative Agent on behalf of the Lenders may, and if so requested by the Majority Lenders shall, declare the Aggregate Commitment to be terminated and reduced to zero and thereby terminate the right of the Borrowers to apply for further Borrowings, and in addition the Administrative Agent may, and if so requested by the Majority Lenders shall, by written notice to the Borrowers declare all Indebtedness and liabilities of the Borrowers outstanding to the Lenders and the Administrative Agent hereunder to be immediately due and payable without presentation, presentment, demand, protest or other notice of any kind, all of which are expressly waived by the Borrowers, provided that the Aggregate Commitment and the right of any Borrower to apply for further Borrowings shall automatically be terminated and all

Indebtedness and liabilities of the Borrowers to the Lenders and the Administrative Agent outstanding hereunder shall be immediately due and payable without any written notice to the Borrowers as provided above and without any other presentation, presentment, demand, protest or other notice of any kind if an Event of Default has occurred in respect of any Borrower pursuant to Section
15.1.4. In such event, each Borrower shall pay immediately to the Administrative Agent for the account of the Lenders and such Borrower hereby acknowledges that it shall be indebted to the Administrative Agent for the payment of all amounts owing or payable by it under this Agreement together with the face amount of all Bankers' Acceptances accepted by the Lenders for its account and outstanding and all acceptances thereunder and the Face Amount of all Letters of Credit issued and outstanding, failing which all rights and remedies of the Administrative Agent and the Lenders shall thereupon become enforceable and such payment to the Administrative Agent when made shall be deemed to have been made in discharge of the Borrowers' obligations hereunder, and the Administrative Agent shall distribute such proceeds among the Lenders as provided herein. No Borrower shall have the right to set up as against any of the Lenders or the Administrative Agent any defense or right of action, of indemnification or of set-off or compensation or any similar claim of any nature whatsoever which any Borrower may have had at any time or may have in the future with respect to any Loan, any holder of one or more Banker's Acceptance(s) or Discount Note(s) issued hereunder, any Letter of Credit or any Swingline Loan.

15.3 NOTICES

     Save as otherwise expressly provided for herein, no notice or mise en demeure of any kind shall be required to be given to any Borrower by the Administrative Agent or the Lenders for the purpose of putting the Borrowers in default, the latter being in default by the mere lapse of time allowed for the performance of an obligation or by the mere happening of an event or circumstance constituting an Event of Default.

                                  ARTICLE XVI

                                    REMEDIES

16.1 REMEDIES CUMULATIVE

     Subject to Section 17.1 and for greater certainty, it is expressly understood and agreed that the rights and remedies of the Lenders and the Administrative Agent under this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law; any single or partial exercise by the Administrative Agent or any Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which the Administrative Agent or any Lender may be lawfully entitled for the same default or breach, and any waiver by the Administrative Agent or any Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted by the Administrative Agent or any Lender, shall be deemed not to be a waiver of that or any subsequent default.

     The Administrative Agent on behalf of the Lenders acting on the instructions of the Majority Lenders, or failing such action by the Administrative Agent, the Majority Lenders, may, to the extent permitted by Applicable Law, bring suit at law, in equity or otherwise for any available relief or purpose including but not limited to (a) the specific performance of any covenant or agreement contained in this Agreement, or in any other document given pursuant to or incidental to this Agreement, (b) an injunction against a violation of any of the terms hereof or thereof, (c) the exercise of any power granted hereby or thereby or by law, or (d) obtaining and enforcing judgment for any and all amounts due in respect of the Borrowings or amounts otherwise due hereunder or under any documents given in connection with this Agreement.

                                  ARTICLE XVII

                                WAIVER OF DEFAULT

17.1 WAIVER OF DEFAULT

(a) If at any time after the occurrence of an Event of Default, the Borrowers offer to cure completely all Events of Default and to pay all expenses, advances and damages to the Administrative Agent for the account of the Lenders and itself consequent on such Event of Default, with interest at the rates then applicable to the respective outstanding Borrowings, then the Administrative Agent on behalf of the Lenders may, but shall not be obligated to, accept such offer and payment, but such action shall not affect any subsequent Event of Default or impair any rights consequent thereon;

(b) no waiver by the Administrative Agent on behalf of the Lenders of any Event of Default shall in any way be, or be construed to be, a waiver of any future or subsequent Event of Default, to the extent permitted by Applicable Law; and

(c) no Event of Default may be waived or discharged orally but (in each case) only by an instrument in writing signed by the Administrative Agent on behalf of the Lenders, subject however to the provisions of Section 18.12.1.

                                 ARTICLE XVIII

                    THE ADMINISTRATIVE AGENT AND THE LENDERS

18.1 AUTHORIZATION OF ADMINISTRATIVE AGENT

     Each Lender irrevocably appoints and authorizes the Administrative Agent to take all action as agent on its behalf and to exercise such powers and perform such duties under this

Agreement and the other Loan Documents as are delegated to the Administrative Agent by the terms hereof and thereof, together with all powers reasonably incidental thereto.

     Without restricting the foregoing, the Administrative Agent is specifically authorized to execute or accept all or any of the Loan Party Guarantees and all ancillary documents on behalf of the Lenders, if and when deemed appropriate by the Administrative Agent, and to take all actions as it may deem appropriate to render the Loan Party Guarantees effective.

     The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it by, and with respect to taking or refraining from taking any action or actions which it may be able to take under or in respect of, the Loan Documents, unless the Administrative Agent shall have been instructed by the Majority Lenders to exercise such rights or to take or refrain from taking such action, the whole subject to the provisions of Section 18.15.

     Neither the Administrative Agent nor any director, officer, employee, attorney, trustee, advisor or agent of the Administrative Agent shall incur any liability under or in respect of the Loan Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross or intentional fault.

     As to matters not expressly provided for by this Agreement, the Administrative Agent is not required to exercise any discretion or to take any action (and is fully protected in so acting or refraining from acting upon the instructions of the Majority Lenders) and such instructions shall be binding upon all Lenders; provided, however, that the Administrative Agent shall not be required to take any action that exposes it to personal liability or that is contrary to this Agreement or Applicable Law.

     The Borrowers may rely on any action taken or consent given by the Administrative Agent who purports to be acting in accordance with the terms of this Agreement.

18.2 NOTIFICATION OF BORROWINGS, REPAYMENTS, ETC.

     The Administrative Agent shall promptly notify each Facility A Lender, Facility B Lender or Facility C Lender, as applicable, in writing upon receipt by the Administrative Agent of any Notice of a Borrowing, a repayment, a prepayment and/or cancellation pursuant to Section 3.11, a conversion pursuant to Section 3.12 or a renewal or non-renewal pursuant to Section 5.1, 6.1 or 7.2.5, any request for an extension of the Facility A Revolving Period, the Facility B Revolving Period or the Facility C Revolving Period pursuant to
Section 3.10, a notice for purchase of participations in Swingline Loans pursuant to Section 3.5.2 or a notice of payments under Letters of Credit pursuant to Section 8.7.

18.3 DETAILS OF BORROWINGS

     The Administrative Agent shall promptly advise each Lender upon receipt by it of a copy of any Notice of Borrowing of the details thereof, including (as applicable) the amount,

Drawdown Date, Conversion Date and date of renewal of a Borrowing and each Lender's participation therein, determined in accordance with this Agreement which determination shall, except in the case of manifest error, be binding upon the Lenders.

     With respect to Advances, each Lender agrees, subject to the provisions of this Agreement, that by not later than 12:00 noon on the Drawdown Date, it will make the amount of its participation therein available at the Administrative Agent's Account for Payments for value on such Drawdown Date.

     The Administrative Agent shall be entitled to act upon the oral instructions of any person who the Administrative Agent believes is a person a Borrower has identified in writing from time to time to the Administrative Agent as being a person authorized by a Borrower to give instructions regarding the completion and issuance of Bankers' Acceptances, the issuance of Letters of Credit and the drawing of other Borrowings and the Administrative Agent shall not be responsible for any error or omission in such instructions or in the performance thereof except in the case of gross or intentional fault by the Administrative Agent or its employees. Any such instructions shall be immediately confirmed in writing by the relevant Borrower to the Administrative Agent as provided hereunder.

18.4 REMITTANCE OF AMOUNTS RECEIVED FROM THE BORROWERS

     Provided acceleration of the Indebtedness or other liabilities of the Borrowers pursuant to the provisions of Section 15.2 has not occurred and subject to Section 18.5 and any contrary provisions hereof relating to Swingline Loans and Letters of Credit, upon receipt from any Borrower or otherwise of any payments of principal, interest or other payments made in connection with this Agreement (other than amounts payable to the Administrative Agent by a Borrower by way of fees for the sole account of the Administrative Agent or any other Finance Party), the Administrative Agent shall use its best efforts to pay to each Lender at its respective Branch of Account, amounts equal to its respective pro rata portion thereof, determined by the Administrative Agent in accordance with this Agreement on the same Business Day as such amounts are received by the Administrative Agent.

18.5 ASSUMPTION AS TO PAYMENTS

18.5.1 ASSUMED PAYMENT FROM BORROWERS: without affecting the obligations of the Lenders or Borrowers contained in this Agreement, unless the Administrative Agent has been notified in writing by a Borrower not less than one Business Day prior to the date on which any payment to be made by such Borrower hereunder is due that the said Borrower does not intend to remit such payment, the Administrative Agent may, at its discretion, assume that the said Borrower has remitted such payment when so due and the Administrative Agent may, at its discretion and in reliance upon such assumption, make available to each Lender entitled thereto on such payment date an amount equal to such Lender's Lender's Proportion of such assumed payment. If it proves to be the case that the Borrower has not in fact remitted such payment to the Administrative Agent, each Lender shall forthwith on demand repay to the Administrative Agent the amount of such assumed payment made available to such Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Administrative Agent (such rate to be conclusive and binding on such Lender) in accordance with its usual banking practice for advances in the currency in which such payment is due to banks or financial institutions of like standing to such Lender; and

18.5.2 ASSUMED PAYMENT FROM LENDER: without affecting the obligations of the Lenders or the Borrowers contained elsewhere in this Agreement, unless the Administrative Agent has been notified in writing by a Lender no less than one Business Day before a Drawdown Date that such Lender does not intend to make available to the Administrative Agent such Lender's Lender's Proportion of a Borrowing to be effected on such Drawdown Date, the Administrative Agent may assume that such Lender will be making its Lender's Proportion of such Borrowing available to the Administrative Agent on such Drawdown Date and the Administrative Agent may, in reliance upon such assumption, make available to the relevant Borrower an amount corresponding to such Lender's Proportion. If such Lender fails to make its Lender's Proportion of the relevant Borrowing available to the Administrative Agent on the Drawdown Date and the said Borrower has actually received the proceeds of the relevant Borrowing, the Administrative Agent shall be entitled to recover on demand the amount of such Lender's Proportion of the Borrowing from such Lender, together with interest thereon until the date of recovery at a rate determined by the Administrative Agent (such rate to be conclusive and binding on such Lender) in accordance with its usual banking practices for advances in the currency in which such payment is due to banks or financial institutions of like standing to such Lender or, at the option of the Administrative Agent, it shall be entitled to recover the said amount from the said Borrower on demand. Interest shall accrue on such amount advanced to the said Borrower during the period prior to such recovery at a rate per annum equal to the rate applicable to the Borrowing and, notwithstanding Sections 4.1 and 9.4, shall be paid by the Borrower to the Administrative Agent for its own account. Nothing herein shall be deemed to relieve any Lender from its obligations to fulfill its Commitment in accordance with the provisions hereof or to prejudice any rights which the Borrowers might have against any Lender as a result of any default by such Lender hereunder.

18.6 CHANGE IN CIRCUMSTANCES, ILLEGALITY, INCREASED COSTS, ETC.

     Each Lender wishing to avail itself of the provisions of Sections 5.2, 6.2, 7.2.7, 7.4, 9.5, 9.6 or 9.7 shall so advise the Administrative Agent and shall provide the Administrative Agent with all appropriate instructions as to any notification to be given to the Borrowers on such Lender's behalf in respect thereof and shall also provide the Administrative Agent with all appropriate information on the underlying circumstances, events or changes affecting the London interbank eurodollar market, the interbank Euro market or a law, regulation, treaty or official directive or notice or creating, imposing or increasing a Tax, the whole with details and accuracy sufficient to satisfy the Borrowers.

18.7 NOTICE OF EVENT OF DEFAULT

     In the event that an officer or employee of a Lender familiar with the terms of this Agreement learns of any Default or receives any material information from any Borrower in respect thereof, such information shall be promptly notified to the Administrative Agent who shall promptly notify the other Lenders thereof.

18.8 PRO RATA TREATMENT OF ADVANCES AND BORROWINGS

18.8.1 ADJUSTMENTS TO LOANS AND REPAYMENTS: Except as specifically provided hereunder, to the extent reasonably practicable, all Borrowings and reborrowings by way of Loans under the Credit Facilities, and all repayments of the Loans, will be made and applied in a manner so that the proportion borne by the total amount of the Loans owing to each Lender under a particular Credit Facility to the total amount of the Loans owing to all Lenders under that Credit Facility will at all times be equal to the proportion borne by the Commitment of that Lender under such Credit Facility to the Facility A Total Commitment, the Facility B Total Commitment, or the Facility C Total Commitment, as the case may be;

18.8.2 ADJUSTMENTS TO BANKERS' ACCEPTANCES: Bankers' Acceptances will be drawn on the Facility A Lenders or the Facility B Lenders, as applicable, in amounts and in a manner so that the proportion borne by the average daily amount of Bankers' Acceptances accepted by each Lender under the Facility A or the Facility B, as applicable, and outstanding over any given period of time to the average daily amount of Bankers' Acceptances accepted by all Lenders under the Facility A or the Facility B, as applicable, is, to the extent reasonably practicable, equal to the proportion borne by such Lender's Facility A Commitment to the Facility A Total Commitment or, as applicable, to the proportion borne by such Lender's Facility B Commitment to the Facility B Total Commitment; and

18.8.3 BORROWERS' AGREEMENT: each Borrower agrees to be bound by and to do all things reasonably necessary or appropriate to give effect to any and all adjustments made by and between the Lenders to give effect to this Section 18.8.

18.9 ADJUSTMENTS AMONG LENDERS AFTER ACCELERATION

18.9.1 ADJUSTMENTS WITHIN A CREDIT FACILITY: the Lenders agree that after any acceleration pursuant to Section 15.2 or after the cancellation or termination of any part of the Aggregate Commitment, they will at any time and from time to time upon the request of any Lender through the Administrative Agent purchase portions of the Borrowings made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order to ensure that the proportion borne by the amount of the Borrowings made available by each Lender which remain outstanding under each Credit Facility to the total amount of the Borrowings made available by all the Lenders which remain outstanding under such Credit Facility, as adjusted pursuant to this
     Section 18.9 or 18.8, is equal to the
     proportion borne by the Commitment of that Lender under such Credit Facility to the Facility A Total Commitment, the Facility B Total Commitment or the Facility C Total Commitment, as the case may be, immediately prior to the cancellation or termination thereof;

18.9.2 ADJUSTMENTS BETWEEN THE CREDIT FACILITIES: the Lenders agree that after any acceleration pursuant to Section 15.2 or after the cancellation or termination of the Aggregate Commitment, the amount of any repayment made by the Borrowers under this Agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Lenders under this Agreement and the other Loan Documents, which is to be applied against amounts owing hereunder as principal, will be so applied in a manner such that, after giving effect to such application, the proportion borne by the total amount of Borrowings which remain outstanding under a particular Credit Facility to the total amount of Borrowings outstanding under all the Credit Facilities is equal to the proportion borne by the total amount of the Borrowings of all Lenders under that Credit Facility to the total amount of the Borrowings of all Lenders under all Credit Facilities outstanding on the earlier of (i) the time when the Administrative Agent gives notice to all Lenders of the Event of Default giving rise to such acceleration, cancellation or termination and (ii) the time of such acceleration, cancellation or termination, the whole subject to adjustment as contemplated by Sections 18.9.1 and 18.8;

18.9.3 APPLICATION OF ADJUSTMENTS: for greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Sections 18.9.1 and 18.9.2, such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise) on account of any monies owing or payable by the Borrowers to it hereunder in excess of its Lender's Proportion of payments on account of monies owing by the Borrowers to all the Lenders hereunder; and

18.9.4 BORROWERS' ACKNOWLEDGEMENT: the Borrowers agree to be bound by and to do all things reasonably necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 18.9.

18.10 SHARING AMONG THE LENDERS

     The Administrative Agent and the Lenders agree among themselves that subject to the provisions of Sections 3.5, 5.2 (B), 6.2 (B), 7.2.7 (B), 9.4, 9.6.2(b), 9.7(b), 18.8 and 18.9 and of Article VIII, all sums received by the Administrative Agent for the account of the Lenders and by the Lenders relative to this Agreement (whether received by voluntary payment, by the exercise of the right of set-off, compensation or by counterclaim, cross-action or as proceeds of realization of any security) shall be shared by each relevant Lender in the proportion to which the amount owing to any such Lender hereunder bears to the amount owing to all the Lenders hereunder.

18.11 CASH COLLATERAL ACCOUNTS

     Upon the occurrence of an Event of Default and notwithstanding the provisions of Section 9.4 and in addition to any other rights or remedies of the Lenders under the Loan Documents, the Lenders, as and by way of collateral security, shall be entitled to deposit and retain in an account to be maintained by the Administrative Agent on behalf of the relevant Lenders (bearing interest at the rates of the Administrative Agent as may be applicable in respect of other deposits of similar amounts for similar terms) amounts which are received by the Lenders from the Borrowers hereunder or as proceeds of realization of any guarantee or security given by a Loan Party under the Loan Documents to the extent such amounts may be required to satisfy any contingent or unmatured obligations or liabilities of a Loan Party to the Lenders or the Administrative Agent under the Loan Documents.

18.12 INSTRUCTIONS FROM LENDERS

18.12.1 WAIVERS, AMENDMENTS, ETC. :

     (a)  Consent of Majority Lenders: subject to the provisions of paragraphs
          (b), (c) and (d) below, the provisions of the Loan Documents may only be amended or waived, on behalf of the Lenders, by an instrument in writing (and not orally) in each case signed by or on behalf of the Administrative Agent, and any term, covenant, agreement or condition contained in the Loan Documents may be amended with the consent of the Majority Lenders, and such amendments shall be binding upon all the parties hereto, or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders, and such waiver shall be binding upon all the Lenders, and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation (whether such amendment is executed or such consent is given before or after such failure) shall not be construed as a breach of such covenant, condition or obligation or an Event of Default.

     (b) Consent of all Lenders: notwithstanding paragraph (a) above, where an amendment, consent or waiver relates to:

          (i) an extension or reduction of the duration of a Credit Facility or of the maturity of the Borrowings or of the time for any payments required of any Borrower hereunder,

          (ii) any change in the Facility A Total Commitment, Facility B Total Commitment or Facility C Total Commitment,

          (iii) any decrease (other than in accordance with the provisions of Section 4.4) in the Acceptance Fee, the Applicable Margin, the Commitment Fee, the Issuance Fee or any amount payable by the Borrowers hereunder,

          (iv) the types of Borrowings available hereunder,

          (v) any waiver of or change to the conditions precedent set forth under Section 11.4,

          (vi) a change in the financial covenants set forth in Section 12.2.10 provided that a waiver of compliance therewith shall only require the consent of the Majority Lenders,

          (vii) subject to Section 12.2.5, a change of QWI or QWUSA as Borrowers, or the assignment or transfer by any of them of their rights and obligations under this Agreement,

          (viii) subject to Section 12.2.5, a change or release of the Guarantee contained in Article X or any Loan Party Guarantee, or

          (ix) a change in this Section 18.12 or a reduction in the percentage specified in the definition of "Majority Lenders" hereunder,

          then such amendment, consent or waiver shall require the consent of all the Lenders and shall be made in writing by the Administrative Agent, whereupon such amendment, consent or waiver shall be binding upon all the Lenders.

     (c) Consent of the Swingline Lenders: notwithstanding paragraph (a) above and subject to paragraph (b) above, where an amendment, consent or waiver relates to the Swingline Loans, such amendment, consent or waiver shall require the specific consent of the applicable Swingline Lenders and shall be made in writing by the Administrative Agent, whereupon such amendment, consent or waiver shall be binding upon such Swingline Lenders.

     (d) Consent of the LC Issuer: notwithstanding paragraph (a) above and subject to paragraph (b) above, where an amendment, consent or waiver relates to the Letters of Credit, such amendment, consent or waiver shall require the specifc consent of the applicable LC Issuers and shall be made in writing by the Administrative Agent, whereupon such amendment, consent or waiver shall be binding upon such LC Issuers.

     In circumstances other than those contemplated in the foregoing provisions of paragraph (b), (c) and (d) above, an amendment, consent, waiver, discharge, release or termination approved by the Majority Lenders shall be binding upon all the Lenders; and

18.12.2 NOTICES OF DEFAULTS: upon the occurrence of any breach or failure referred to in Section 15.1 of which an officer or employee of the Administrative Agent familiar with the terms of this Agreement has acquired actual knowledge, the Administrative Agent will give written notice to this effect to all of the Lenders and will provide the Lenders with any material information it may receive from the Borrowers in respect thereof.

     Upon the occurrence of an Event of Default, the Administrative Agent shall give to the Borrowers the written notice provided for in Section 15.2 if directed to do so by the Majority Lenders, and such action will be binding upon all the Lenders, provided that the absence of such direction shall not prevent the Administrative Agent, at all times, from taking or refraining from taking such actions or asserting such rights as it deems in its discretion to be advisable for the protection of the Lenders.

18.13 RELIANCE ON WRITINGS AND LEGAL ADVICE

     The Administrative Agent shall not incur any liability under or in respect of any Loan Document by acting or relying upon any writing, notice, certificate, telecopier message, telex, cable, statement, order or other document or telephone conversation believed by the Administrative Agent to be genuine and correct and to have been signed, sent or made by the proper Person or Persons. The Administrative Agent may consult with Counsel (including Counsel for any Loan Party), independent public accountants and other experts selected by it and shall not be liable for any action reasonably taken or omitted to be taken in good faith by it in accordance with the advice of such Counsel, accountants or experts pertaining to the Loan Documents and its duties hereunder. If the Administrative Agent seeks to verify the signatures or the validity of instructions, demands, requests or notices and is unable to do so to its satisfaction, it may delay acting thereon or refuse to act thereon, provided that nothing herein and no verification as aforesaid at any time by the Administrative Agent shall obligate the Administrative Agent to make such verifications in any particular case.

18.14 COSTS AND EXPENSES

     Each Lender agrees that it will, on demand, reimburse the Administrative Agent pro rata in accordance with such Lender's respective Commitments for any and all reasonable costs, expenses and disbursements (excluding normal overhead and salary expenses of the Administrative Agent's employees incurred in connection with the normal administration of the Loan Documents) which may be incurred or made by the Administrative Agent in connection with the performance and enforcement of this Agreement and the other Loan Documents for which the Administrative Agent is not promptly reimbursed at any time by or on behalf of a Borrower, unless such costs or expenses and disbursements arise out of the Administrative Agent's gross or intentional fault. The Administrative Agent shall not be obliged to expend its own funds or otherwise incur any financial obligations in connection with the Loan Documents unless the Administrative Agent is so reimbursed.

18.15 AUTHORITY OF ADMINISTRATIVE AGENT TO ACT

     The Administrative Agent shall have the right, subject to the provisions of this Agreement, to take such actions as it deems fit or refrain from taking any action, or to give agreements, consents, approvals or instructions to the Borrowers on behalf of the Lenders in respect of all matters referred to in or contemplated by this Agreement. However, subject to Section 18.12, the Administrative Agent shall not waive a predisbursement condition or an Event of Default, or make decisions or give consents which could materially impact the

Lenders' interest without first obtaining the consent of at least the Majority Lenders in respect thereof. Each Lender agrees that a decision by the Lenders taken pursuant to this Section 18.15 with respect to any matters specifically referred to in this Agreement as being governed by a decision of such Lenders shall be binding on all the Lenders.

18.16 DISCLAIMER

     None of the Arranger and the Administrative Agent makes any representation or warranty, or accepts any responsibility, with respect to the due execution, legality, validity, sufficiency or enforceability of the Loan Documents or any instrument or document referred to therein or relative thereto. None of the Arranger and the Administrative Agent assumes any responsibility for the financial condition of the Loan Parties or for the payment of any of the Borrowings. None of the Arranger and the Administrative Agent assumes any responsibility with respect to the accuracy, authenticity, legality, validity, sufficiency or enforceability of any documents, papers, materials or other information furnished by the Borrowers or any other Person to the Administrative Agent, the Arranger or any Lender in connection with the Loan Documents or any matter referred to therein.

     The Administrative Agent shall not be liable to any Lender for any error in judgment or for any action taken or omitted by the Administrative Agent or with respect to anything which the Administrative Agent may do or refrain from doing in the reasonable exercise of its own judgment or which may seem to the Administrative Agent to be necessary or desirable in the circumstances, except for gross or intentional fault, and the Administrative Agent will exercise the same care in administering the Loan Documents as the Administrative Agent exercises with respect to credit facilities which the Administrative Agent alone makes and the Administrative Agent shall have no further responsibility to the Lenders. In all cases, the Administrative Agent shall be fully protected in acting or refraining from acting under the Loan Documents in accordance with the instructions of the Majority Lenders, save in respect of matters specified in
Section 18.12.

18.17 INDEMNIFICATION

     Each Lender severally agrees to indemnify the Administrative Agent (to the extent not promptly reimbursed by a Borrower), ratably in accordance with its portion of the Borrowings outstanding under this Agreement (or, if no Borrowing is then outstanding hereunder, ratably in accordance with its Commitments), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, Taxes or disbursements of any kind and nature whatsoever which may be imposed on, incurred by, or asserted against the Administrative Agent in its capacity as such in any way relating to or arising out of the Loan Documents or any other documents contemplated by or referred to therein or the transactions contemplated thereby (including, without limitation, the costs and expenses which the Borrowers are obligated to pay under Section 13.1) or any action taken or omitted by the Administrative Agent in enforcing any of the terms thereof or preserving any rights thereunder, provided that no Lender shall be liable for any of the foregoing to the extent they arise from the Administrative Agent's gross or intentional fault. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Administrative Agent promptly upon demand for its Lender's Proportion of out-of-pocket expenses (including the fees and disbursements of Counsel) incurred by the Administrative Agent with the approval of the Majority Lenders in connection with the determination or preservation of any rights of the Administrative Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Loan Documents to the extent that the Administrative Agent is not reimbursed for such expenses by the Borrowers. Without prejudice to the survival of any other agreement of any Lender hereunder, the agreement and obligations of each Lender contained in this Section 18.17 shall survive the payment in full of principal, interest and all other amounts payable hereunder and under the other Loan Documents.

18.18 ACKNOWLEDGEMENT OF LENDERS

     Each Lender acknowledges to the Administrative Agent and the Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Loan Parties and accordingly each Lender confirms to the Administrative Agent and the Arranger that it has not relied, and will not hereafter rely, on the Administrative Agent:

(a) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by any Loan Party or in connection with the Loan Documents (whether or not such information has been or is hereafter circulated to such Lender by the Administrative Agent); or

(b) to assess or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Loan Parties.

     In addition, each Lender acknowledges that a copy of this Agreement and of the Schedules hereto and of the other Loan Documents have been made available to it for its review and that it is satisfied with the form and substance of this Agreement and the Schedules hereto and of the other Loan Documents.

18.19 ADMINISTRATIVE AGENT'S DUTY TO DELIVER DOCUMENTS

     The Administrative Agent shall promptly deliver to each of the Lenders, at their respective Branches of Account, such documents, papers, materials and other information as are furnished by any Borrower to the Administrative Agent on behalf of the Lenders pursuant to this Agreement, but shall have no other obligation to provide any Lender with any credit or other information whatsoever with respect to the Loan Parties and shall be under no obligation to inquire as to the performance by any Borrower of its obligations hereunder.

18.20 OTHER TRANSACTIONS

     Each Finance Party may, outside the scope of this Agreement, deal with the Loan Parties in all transactions and may accept deposits from, lend money to, act as trustee under indentures of, accept investment banking engagements from and generally do any banking business with the Loan Parties, without having any liability to account to the other Finance Parties therefor. With respect to Royal's Commitment and its participation in the Borrowings, Royal shall have the same rights and powers hereunder and under the other Loan Documents as any other Lender and may exercise the same as though it were not the Administrative Agent.

18.21 NO PREFERENCE

     No Lender shall have, previous to this Agreement, entered into or shall, subsequent to this Agreement, enter into any arrangement with the Borrowers or any other Person, without the prior written consent of the other Lenders, which would have the effect of giving such Lender preference or priority over any other Lender in respect of the indebtedness of the Borrowers under this Agreement.

18.22 SUBMISSION OF INFORMATION

     In respect of any certificate or statement required to be delivered to the Borrowers by the Administrative Agent pursuant to this Agreement, each Lender shall provide the Administrative Agent with all necessary information required to complete such certificate or statement.

18.23 SHARING OF INFORMATION CONCERNING THIS AGREEMENT

     Each Borrower authorizes the Arranger, the Administrative Agent and the Lenders to share with each other and, subject to the provisions of Section 19.6, with prospective Assignees of and Participants in the Credit Facilities, any information possessed by them regarding the Loan Parties or relating to the liability and indebtedness of the Borrowers under this Agreement and to payments received by the Lenders from the Borrowers.

18.24 NO ASSOCIATION AMONG LENDERS

     Nothing contained in this Agreement and no action taken pursuant to it shall, or shall be deemed to, constitute the Lenders a partnership, association, joint venture or other similar entity.

18.25 SUCCESSOR ADMINISTRATIVE AGENT

     Subject to the appointment and acceptance of a successor agent as provided in this Section 18.25, the Administrative Agent may resign at any time by giving written notice thereof to the Lenders and the Borrowers, and the Administrative Agent may be removed at any time by the Majority Lenders. Upon any such resignation or removal, the Majority Lenders shall have the right to appoint a successor agent with the approval of the Borrowers if prior to an Event of Default (such approval not to be unreasonably withheld). If no successor agent shall have been appointed by the Majority Lenders and shall have accepted such appointment within 30 days after the retiring agent's giving of notice of resignation or the Majority Lenders' removal of the retiring agent, then the retiring agent may, on behalf of the Lenders and with the approval of the Borrowers if prior to an Event of Default (such approval not to be unreasonably withheld), appoint a successor agent. Upon the acceptance of any appointment as Administrative Agent by a successor agent, such successor agent shall thereupon succeed to and become vested with all the rights, powers, privileges, obligations and duties of the retiring agent and shall be deemed for the purposes of this Agreement to be the Administrative Agent, and the retiring agent shall be discharged from any duties and obligations as such under the Loan Documents arising from and after such date. After the retiring agent's resignation or removal hereunder as Administrative Agent, the provisions of this Agreement shall continue in effect for its benefit and for the benefit of the Lenders in respect of any actions taken or omitted to be taken by the retiring agent while it was acting as Administrative Agent.

18.26 CHANGE OF ADDRESS

     The Administrative Agent shall promptly advise each Lender of any change in the address of the Administrative Agent's Branch of Account or of the Administrative Agent's Accounts for Payments; each Lender shall advise the Administrative Agent of any change in the address of its Branch of Account.

18.27 REPLACEMENT OF SCHEDULE II AND SCHEDULE III REFERENCE BANKS

     If a Schedule II and Schedule III Reference Bank assigns, subject to the provisions of Section 19.3, all its rights hereunder or otherwise ceases to be a Lender, or if a Schedule II and Schedule III Reference Bank gives notice of its intention to cease being a Schedule II and Schedule III Reference Bank, or if in the opinion of the Administrative Agent, a Schedule II and Schedule III Reference Bank is no longer capable of exercising its functions as a Schedule II and Schedule III Reference Bank, the Administrative Agent shall with the prior written consent of the Borrowers if prior to an Event of Default (such consent not to be unreasonably withheld) appoint another Lender (with the latter's consent) to act as a Schedule II and Schedule III Reference Bank in replacement thereof.

18.28 AMENDMENT OF THIS ARTICLE XVIII

     Save and except for the provisions of Section 18.12, the provisions of this
Article XVIII may be amended or added to, from time to time, by execution by the Lenders and the Administrative Agent of an instrument in writing and such instrument in writing shall validly and effectively amend or add to any or all of the provisions of this Article XVIII without requiring the execution of such instrument in writing by the Borrowers provided such amendment or addition does not adversely affect the rights or obligations of the Borrowers. The Administrative Agent shall forward a copy of such written instrument to the Borrowers as soon as practicable following the execution thereof by the Lenders and the Administrative Agent.

                                  ARTICLE XIX

                             SUCCESSORS AND ASSIGNS

19.1 BENEFIT AND BURDEN OF THIS AGREEMENT

     This Agreement shall inure to the benefit of and be binding on the parties hereto, their respective successors and any permitted assignees or transferees of some or all of the parties' rights or obligations hereunder.

19.2 THE BORROWERS

     The Borrowers shall not assign or transfer all or any part of their rights or obligations hereunder without the prior written consent of all Lenders.

19.3 ASSIGNMENT AND PARTICIPATION

(a) Any Lender (herein sometimes called a "GRANTING LENDER") may, at no cost to the Borrowers, grant a participation in the Credit Facilities to another Person (a "PARTICIPANT"), provided in each case that (i) the Granting Lender remains fully liable for all of its obligations and responsibilities hereunder to the same extent as if such participation had not been granted,
     (ii) the Granting Lender administers the participation of the Participant, and neither the Participant nor the Borrowers nor the Administrative Agent shall have any rights against or obligations to one another, nor shall any of them be required to deal directly with one another in respect of the participation by such Participant and (iii) the Participant does not thereby obtain voting rights hereunder, other than in respect of reductions or postponements of amounts payable hereunder or in respect of the release of all or substantially all the Loan Party Guarantees.

(b) Any Lender (herein sometimes called an "ASSIGNING LENDER") may, at no cost to the Borrowers (save in the circumstances described in Sections 3.10, 5.2, 6.2, 7.2.7, 9.6.2 and 9.7), assign all or any part of its rights to, and may have its obligations in respect of the Credit Facilities assumed by, any other Lender or any other Person (the "ASSIGNEE"); provided that no such assignment may be effected to a Person other than a Lender or an Affiliate of the Assigning Lender without the written consents of the Administrative Agent, the Borrowers, the Swingline Lenders under the Credit Facility under which such assignment is contemplated and the LC Issuers under the Credit Facility under which such assignment is contemplated (which consents in each case shall not be unreasonably withheld) and, in the case of partial assignments, no such assignment may be effected in tranches of less than US$5,000,000 in the aggregate for the Assigning Lender and its Affiliate(s), and multiples of US$1,000,000 in excess thereof, and provided that following a partial assignment by an Assigning Lender, such Assigning Lender and its Affiliate(s) shall retain a Commitment of not less than US$20,000,000 in the aggregate hereunder and provided further (i) that, notwithstanding the foregoing, any Lender may, without the consent of the Administrative Agent or the Borrowers, assign as security, all or part of its rights under the Loan Documents to any Federal Reserve Bank of the United States of America and all or part of its rights or obligations under the Loan Documents to any of its Affiliates and (ii) that if an Event of Default shall have occurred and be continuing, such consents from the Borrowers shall not be required and the LC Issuers under the Credit Facility under which such assignment is contemplated and Swingline Lenders under the Credit Facility under which such assignment is contemplated shall not unreasonably withhold their consent thereto. Subject to the foregoing an assignment (other than an assignment as security to any Federal Reserve Bank of the United States of America) shall become effective when the Borrowers, the other Loan Parties and the Administrative Agent have been notified of it by the Assigning Lender and have received from the Assignee an undertaking (addressed to the Administrative Agent, the Lenders and the Loan Parties) to be bound by this Agreement and to perform the obligations assigned to it, in form and substance to the effect of Schedule 19.3. Any such Assignee shall be and be treated as a Lender for all purposes of this Agreement, shall be entitled to the full benefit hereof and of all the Loan Documents and shall be subject to the obligations hereunder to the same extent as if it were an original party in respect of the rights or obligations assigned to it, and the Assigning Lender shall be released and discharged accordingly and to the same extent.

19.4 LIMITATION

     No Lender shall be entitled to grant a participation pursuant to Section 19.3(a) or an assignment pursuant to Section 19.3(b), as the case may be, if, as a result, such participation or assignment results in any increased costs (including, without limitation, any obligation to pay withholding tax or further sums pursuant to Section 9.5.1) to the Borrowers in effect at the time of such grant of participation or assignment, unless such participation or assignment, as the case may be, was made at the request or with the consent of the Borrowers or following the occurrence of and during the continuance of an Event of Default.

19.5 ACCEPTANCE OF BANKERS' ACCEPTANCES BY PARTICIPANTS

     If a Lender sub-participates a portion of its rights under this Agreement to a Participant, then in respect of any Borrowing by way of Bankers' Acceptances a portion thereof may, at the option of such Lender, be by way of Bankers' Acceptance accepted by such Participant. In such event, the Borrower shall upon request of the Administrative Agent or the Granting Lender execute and deliver a form of Bankers' Acceptance undertaking in favor of such Participant for delivery to such Participant, such undertaking to be in form and substance reasonably satisfactory to the Participant.

19.6 DISCLOSURE

     Each Lender may disclose to any prospective Assignee or prospective Participant, on a confidential basis, such information concerning the Loan Parties as it considers appropriate, provided that such prospective Assignee or prospective Participant agrees in writing to be bound and abide by the same standards with respect to confidentiality as the Lenders have heretofore agreed to adhere to in connection with the transactions contemplated by the Loan Documents with respect to all such information concerning the Loan Parties which is not public information.

19.7 PROCESSING AND RECORDATION FEE

     Upon the completion of each assignment pursuant to Section 19.3(b) (other than an assignment by an Assigning Lender to an Affiliate of such Assigning Lender (except pursuant to subsections 3.9.3, 3.9.4 and 3.9.5)or a security assignment in favor of a Federal Reserve Bank of the United States of America), a processing and recordation fee of US$3,500 shall be payable to the Administrative Agent.

                                   ARTICLE XX

                                  COMPENSATION

20.1 SET-OFF, COMPENSATION

     Each Lender is authorized (but not obligated) at any time or from time to time after the occurrence and during the continuance of an Event of Default, without notice to any Loan Party or to any other Person, any such notice being expressly waived by the Loan Parties, to set off, compensate and apply any and all deposits (general or special) held for or in the name of a Loan Party and any Indebtedness or liability at any time owing or payable by such Lender to or for the credit of or the account of such Loan Party against and on account of the obligations and liabilities of the said Loan Party owing or payable to such Lender under this Agreement or the other Loan Documents, irrespective of currency (which may be converted for this purpose at the "rate of exchange" as set forth in Section 21.1) and of whether or not such Lender has made any demand under this Agreement or the other Loan Documents and whether or not these obligations and liabilities of the said Loan Party, or any of them, have matured. The provisions of this Section 20.1 shall not restrict such rights as the Lenders may be entitled to without relying upon the provisions of this Agreement. For the purposes of the application of this Section 20.1, the Borrowers and the Lenders agree that the benefit of any term applicable to any Lender's deposit, credit, indebtedness, liability or obligation (collectively referred to in this Section 20.1 as the "DEPOSIT") shall be lost immediately before the time when such Lender shall exercise its rights under this Section
20.1 in respect of a relevant Deposit of such Lender. For the purposes of the foregoing, in all operation of account agreements entered into between a Loan Party and the Administrative Agent at any time and from time to time, as between such Loan Party and the Administrative Agent (whether or not in its capacity as Administrative Agent) any reference therein to the Administrative Agent as the "Bank" shall mean the Administrative Agent as agent for the Lenders, subject to the terms of this Agreement, provided (a) that any charges for the maintenance and operation of such account shall be payable for the exclusive benefit of the Administrative Agent without any obligation on the part of the Administrative Agent to share such payments with the Lenders and (b) that any interest payable to such Loan Party with respect to deposits made in such account shall be payable exclusively by the

Administrative Agent without any obligation or liability on the part of any Lender for the payment of such interest.

                                  ARTICLE XXI

                                JUDGMENT CURRENCY

21.1 JUDGMENT CURRENCY

     If for the purpose of obtaining judgment in any court in any jurisdiction with respect to this Agreement, it becomes necessary to convert into the currency of such jurisdiction (herein called the "JUDGMENT CURRENCY") any amount due hereunder in any currency other than the Judgment Currency, then conversion shall be made at the rate of exchange prevailing on the Business Day preceding
(a) the date of actual payment of the amount due, in the case of proceedings in the courts of any jurisdiction that will give effect to such conversion being made on such day, or (b) the day on which the judgment is given, in the case of proceedings in the courts of the Province of Quebec or of any other jurisdiction (the applicable date as of which such conversion is made pursuant to this Section being hereinafter called the "JUDGMENT CONVERSION DATE"). For this purpose, "RATE OF EXCHANGE" means the rate at which the Administrative Agent would be prepared on the relevant date to sell the currency of the amount due hereunder in Montreal or Toronto, Canada against the Judgment Currency. In the event that there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of payment of the amount due, the Borrowers will, on the date of payment, pay such additional amounts (if any) as may be necessary to ensure that the amount paid on such date is the amount in the Judgment Currency which, when converted at the rate of exchange prevailing on the date of payment, is the amount then due under this Agreement in US Dollars, Canadian Dollars, Euros or any other currency in which a Letter of Credit has been issued, as the case may be. Any additional amount due under this
Section 21.1 will be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement.

                                  ARTICLE XXII

                                 GOVERNING LAW

22.1 GOVERNING LAW

     The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Quebec and federal laws of Canada applicable therein.

                                 ARTICLE XXIII

                                     NOTICE

23.1 ADDRESS FOR NOTICE

     Unless otherwise provided in this Agreement, any demand, request or notice to be given under this Agreement shall be given by delivering the same or by mailing, by registered mail, postage prepaid or by telexing by way of tested telex or by telecopying the same, addressed (a) in the case of the Borrowers, as indicated opposite the names of the Borrowers on the signature pages of this Agreement, (b) in the case of the Administrative Agent, as indicated opposite its name on the signature pages of this Agreement and (c) in the case of the Lenders, as indicated opposite their names on the signature pages of this Agreement, or to such other address as may be notified by any party to the others pursuant to Section 23.2.

23.2 NOTICE

     Any such demand, request or notice sent as aforesaid shall be deemed to have been received by the party to whom it is addressed (a) upon receipt, if delivered or sent by registered mail, (b) on the Business Day next following the date of transmission if telexed and the appropriate answerback is received and
(c) if telecopied before 3:00 p.m. on a Business Day, on that day provided a clear transmission report is received by the sender and if telecopied after 3:00 p.m. on a Business Day, on the Business Day next following the date of transmission; provided, however, that in the event normal mail service, telecopier service or telex service shall be interrupted by strike, force majeure or other cause, then the party sending the demand, request or notice shall utilize any other mode of communication which shall ensure prompt receipt of such demand, request or notice by the other party or parties.

                                  ARTICLE XXIV

                CONTINUANCE AND AMENDMENT OF EXISTING GUARANTEES

24.1 CONTINUANCE AND AMENDMENT OF EXISTING GUARANTEES

     Each of QWI, QWUSA and QPHC (by its intervention to this agreement) acknowledges having taken cognizance of this Agreement and recognizes and confirms that (x) its Guarantee, as set forth in Section 9.1 of the Existing Credit Agreement, in the case of QWI, and as set forth in its separate Guarantee entitled "LOAN PARTY GUARANTEE AGREEMENT", dated as of April 28, 1999, in the case of each of QWUSA and QPHC, continues in full force and effect notwithstanding the amendments made to (i) the Existing Credit Agreement and
(ii) such Loan Party Guarantee Agreement contained in this Amended and Restated Credit Agreement and (y) the indebtedness, liabilities and obligations of the Borrowers under this Agreement constitute indebtedness, liabilities and obligations guaranteed under its said Guarantee.

     Each of the Loan Party Guarantee Agreements of QWUSA and QPHC referred to above has been amended by the provisions of the 2003 Amended and Restated Agreement to remove from such Loan Party Guarantee Agreements all references to USGP therein contained and to reflect the necessary language adjustments pursuant to such removal. In addition, the definition of "Guarantor" in such Loan Party Guarantee Agreement granted by QWUSA has been modified by the provisions of the 2003 Amended and Restated Agreement to read "means Quebecor Printing (USA) Holdings Inc., a Delaware corporation, now known as Quebecor World (USA) Inc." Furthermore, the reference to "Article XI" in Section 3.01 of each Loan Party Guarantee Agreement is replaced by a reference to "Article XII. All of the other provisions, terms and conditions of such Loan Party Guarantee Agreements shall remain unchanged and in full force and effect.

                                  ARTICLE XXV

                                  MISCELLANEOUS

25.1 SEVERABILITY

     Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction does not invalidate, affect or impair the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable such provision in any other jurisdiction.

25.2 INTEREST LIMITATION

     The parties agree that no provision of this Agreement shall have the effect of imposing on the Borrowers any obligation to pay interest (as such term is defined in Section 347 of the Criminal Code of Canada) at a rate per annum in excess of the criminal rate (as such term is defined in Section 347 of the Criminal Code of Canada), taking into account all other amounts which must be taken into account for the purpose thereof; and, to such extent, the Borrowers' obligation to pay interest hereunder is so limited.

25.3 SURVIVAL OF REPRESENTATIONS AND UNDERTAKINGS

     The representations and warranties made by the Borrowers in Article II of this Agreement and the covenants, undertakings and agreements contained in this Agreement survive the execution and delivery of this Agreement and continue in full force and effect until the full payment and satisfaction of all liabilities and obligations of the Borrowers to the Lenders under this Agreement.

25.4 WHOLE AGREEMENT

     This Agreement constitutes the whole and entire agreement between the parties hereto with respect to the subject matter hereof, and, save as contemplated herein, cancels and supersedes any prior offers, agreements, undertakings, declarations and representations, written or verbal in respect thereof.

25.5 AMENDMENTS

     No amendment, modification or waiver of any provision of this Agreement or consent to any departure by the Borrowers from any provision of this Agreement will in any event be effective unless it is in conformity with Sections 18.12 and 18.28 and then the amendment, modification, waiver or consent will be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given.

     Notwithstanding the foregoing paragraph, the Administrative Agent is hereby authorized to correct any typographical error or other error of an editorial nature in this Agreement and to substitute such corrected text in the counterparts of this Agreement, provided that such corrections do not modify in any manner the meaning or the interpretation of this Agreement.

25.6 COUNTERPARTS

     This Agreement may be executed in any number of counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument; any party may execute this Agreement by signing any counterpart of it and may communicate such signing by telecopier or otherwise.

25.7 FURTHER ASSURANCES

     Each party hereto shall do all such further acts and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

25.8 RISKS OF SUPERIOR FORCE

     The Borrowers expressly assume all risks of superior force, such that they shall be bound to timely execute each and every of their obligations under this Agreement notwithstanding the existence or occurrence of any event or circumstance constituting a superior force within the meaning of Article 1693 of the Civil Code of Quebec.

25.9 GOOD FAITH AND FAIR CONSIDERATION

     The Borrowers acknowledge and declare that they have entered into this Agreement freely and of their own will. In particular, the Borrowers acknowledge that this Agreement was negotiated by them and the Finance Parties in good faith.

25.10 TERM OF AGREEMENT

     The term of this Agreement is until the later of the termination of the Aggregate Commitment and payment in full of all the obligations of the Borrowers incurred pursuant to this Agreement.

25.11 LANGUAGE

     The Borrowers, the Administrative Agent, the Lenders and the other Finance Parties confirm that they have requested that this Agreement and all documents and notices contemplated thereby be drawn up in the English language. Les Emprunteurs, l'Agent Administratif, les Preteurs et les autres Parties de financement confirment avoir requis que cette convention et tous les documents et avis qui y sont envisages soient rediges en langue anglaise.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the 15th day of December 2005.

                  [REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

                            [SIGNATURE PAGES FOLLOW]

Address:                                QUEBECOR WORLD INC.
Quebecor World Inc.
612 St. Jacques Street
Montreal, Quebec
Canada H3C 4M8


Attention: Vice President and           By: (signed)
           Treasurer                        ------------------------------------
                                        Name: Jeremy Roberts
Telephone: (514) 954-0101               Title: Vice President Corporate
Telecopier: (514) 954-0205                     Finance and Treasurer


                                        By: (signed)
                                            ------------------------------------
                                        Name: Roland Ribotti
                                        Title: Assistant Treasurer

Address:                                QUEBECOR WORLD (USA) INC.
340, Pemberwick Road
Greenwich, CT
U.S.A. 06831


Attention: Vice President and           By: (signed)
           Treasurer                        ------------------------------------
                                        Name: Jacques Mallette
With a copy to:                         Title: Executive Vice President

Quebecor World Inc.
612 St. Jacques Street
Montreal, Quebec
Canada H3C 4M8

Attention: Vice President and Treasurer

Telephone: (514) 954-0101
Telecopier: (514) 954-0205

Address:                                ROYAL BANK OF CANADA
                                        (AS ADMINISTRATIVE AGENT)
200 Bay Street
South Tower, Royal Bank Plaza
12th Floor
Toronto, Ontario
Canada M5J 2W7


Attention: Manager                      By: (signed)
           Agency Services Group            ------------------------------------
                                        Name: David Wheatley
Telephone: (416) 842-3901               Title: Manager, Agency
Telecopier: (416) 842-4023

Address:                                RBC CAPITAL MARKETS
                                        (AS ARRANGER)
1 Place Ville Marie
Suite 300
Montreal, Quebec
Canada H3B 4R8


Attention: Director, Corporate          By: (signed)
           Banking                          ------------------------------------
                                        Name: Rod Smith
Telephone: (514) 878-2815               Title: Director
Telecopier: (514) 874-1349

Address:                                ROYAL BANK OF CANADA
                                        (AS LENDER)
1 Place Ville Marie
Suite 300
Montreal, Quebec
Canada H3B 4R8


Attention: Director, Corporate          By: (signed)
           Banking                          -----------------------------------
                                        Name: Rod Smith
Telephone: (514) 878-2815               Title: Authorized Signatory
Telecopier: (514) 874-1349

Address:                                ROYAL BANK OF CANADA
                                        (AS LENDER)
One Liberty Plaza, 4th Floor
New York, New York 10006-1404
U.S.A.


Attention: Nigel Delph                  By: (signed)
                                            ------------------------------------
Telephone: (212) 428-6249               Name: Dustin Craven
Telecopier: (212) 428-2319              Title: Attorney-In-Fact

With a copy to:
Address:
1 Place Ville Marie
Suite 300
Montreal, Quebec
Canada H3B 4R8
Attention : Director, Corporate Banking

Telephone: (514) 878-2815
Telecopier: (514) 874-1349

Address:                                ABN AMRO BANK N.V.
                                        (AS CDN QUALIFIED LENDER)
79 Wellington Street West
TD Waterhouse Tower, 15th Floor
Toronto, Ontario
Canada M5K 1G8


Attention: Credit Administration        By: (signed)
                                            ------------------------------------
Telephone:                              Name: F. Bienvenue
           -------------------------    Title: Vice President
Telecopier: (416) 367-7939


                                        By: (signed)
                                            ------------------------------------
                                        Name: SVP
                                        Title:
                                               ---------------------------------

With a copy to:

600 de Maisonneuve West
Suite 1500
Montreal, Quebec
Canada H3A 3J2

Attention: Francois Bienvenue
           Vice President
Telephone: (514) 284-1211, ext. 117
Telecopier: (514) 284-2357

Address:                                ABN AMRO BANK N.V.
                                        (AS US QUALIFIED LENDER)
540 West Madison St.
Suite 2621
Chicago, IL 60661
U.S.A.


Attention: Credit Administration        By: (signed)
                                            ------------------------------------
Telephone:                              Name: Terrence J. Ward
           --------------------------   Title: Managing Director
Telecopier: (312) 992-5111


                                        By: (signed)
                                            ------------------------------------
                                        Name: Pradeep K. Bhatia
                                        Title: Vice President

With a copy to:

600 de Maisonneuve Blvd. West
Suite 1500
Montreal, Quebec
Canada H3A 3J2

Attention: Francois Bienvenue
           Vice President

Telephone: (514) 284-1211, ext. 117
Telecopier: (514) 284-2357

Address:                                BANK OF AMERICA, N.A. CANADA BRANCH
                                        (AS LENDER)
200 Front Street West, 27th Floor
Toronto, Ontario
Canada M5V 3L2


Attention: Vice President               By: (signed)
                                            ------------------------------------
Telephone: (416) 349-5352               Name: Nelson Lam
Telecopier: (416) 349-4282              Title: Vice President

Address:                                BANK OF AMERICA, N.A.
                                        (AS LENDER)

1850 Gateway Blvd., 5th Floor
Concord, California 94520-3282
CA4-706-05-13
U.S.A.


Attention: Vice President               By: (signed)
                                            ------------------------------------
Telephone: (925) 675-8029               Name: Jeffrey Armitage
Telecopier: (925) 675-8051              Title: Senior Vice President

Address:                                BNP BARIBAS (CANADA)
                                        (AS A CDN QUALIFIED LENDER)
1981 McGill College Avenue
BNP Tower, 4th Floor
Montreal, Quebec
Canada H3A 2W8


Attention: Mr. Frank Shaw               By: (signed)
           Managing Director                ------------------------------------
           Large Corporate Group        Name: Mr. Frank Shaw
                                        Title: Managing Director


Telephone: (514) 285-6122               By: (signed)
Telecopier: (514) 285-2906                  ------------------------------------
                                        Name: Mrs. Chantal Debailleul
                                        Title: Vice-President

Address:                                BNP BARIBAS, DUBLIN BRANCH
                                        (AS A US QUALIFIED LENDER)
5 George Dock
IFSC
Dublin 1
Ireland


Attention: Deirdre Geoghegan            By: (signed)
                                            ------------------------------------
                                        Name: Francois Van Den Bosch
                                        Title: Head of Territory


Telephone: 353-1-612-5053               By: (signed)
Telecopier: 353-1-612-5104                  ------------------------------------
                                        Name: Deirdre Geoghegan
                                        Title: Head of Offshore Group

Address:                                CITIBANK, N.A. CANADIAN BRANCH
                                        (AS LENDER)
Citibank, N.A. Canadian Branch
123 Front St. West
Suite 1000
Toronto, Ontario
M5J 2M3


Attention: Daljeet Lamba                By: (signed)
                                            ------------------------------------
Telephone: (416) 947-2937               Name:
Telecopier: (416) 915-6292                    ----------------------------------
                                        Title:
                                               ---------------------------------

Address:                                CITIBANK, N.A.
                                        (AS LENDER)
38 Greenwich, 21st Floor
New York, NY
U.S.A. 10013


Attention: John Judge                   By: (signed)
                                            ------------------------------------
Telephone: (212) 816-1886               Name: John Judge
Telecopier: (212) 816-8084              Title: Vice President

With a copy to:

Citibank, N.A. Canadian Branch
123 Front St. West
Suite 1000
Toronto, Ontario
M5J 2M3

Attention: Daljeet Lamba

Telephone: (416) 947-2937
Telecopier: (416) 915-6292

Address:                                THE BANK OF NOVA SCOTIA
                                        (AS LENDER)
40 King Street West
Scotia Plaza, 62nd Floor
Toronto, Ontario
M5W 2X6


Attention: Director, Corporate          By: (signed)
           Banking                          ------------------------------------
                                        Name: Rob King
Telephone: (416) 933-1873               Title: Director
Telecopier: (416) 866-2010


                                        By: (signed)
                                            ------------------------------------
                                        Name: Bradley Walker
                                        Title: Associate Director

Address:                                THE BANK OF NOVA SCOTIA
                                        (AS LENDER)
New York Agency
One Liberty Plaza, 26th Floor
New York, NY 10006
U.S.A.


Attention: Director Corporate Banking   By: (signed)
                                            ------------------------------------
Telephone: (212) 225-5013               Name: Authorized Signatory
Telecopier: (212) 225-5355              Title: Jose B. Carlos

Address:                                THE TORONTO-DOMINION BANK
                                        (AS LENDER)
1 Place Ville Marie
Suite 2315
Montreal, Quebec
Canada H3B 3M5


Attention: Vice President               By: (signed)
                                            ------------------------------------
Telephone: (514) 289-0102               Name: J-F Godin
Telecopier: (5140 289-0788              Title: Vice-President


                                        By: (signed)
                                            ------------------------------------
                                        Name: Yves Bergeron
                                        Title: Managing Director

Address:                                TORONTO-DOMINION (TEXAS) LLC
                                        (AS LENDER)
31 West 52nd Street, 22nd Floor
New York, New York
10019
U.S.A.


Notices to be sent to:                  By: (signed)
                                            ------------------------------------
Attention: Hughroy Enris                Name: Jackie Barrett
           Toronto Dominion (Texas)     Title: Authorized Signatory
           LLC
           c/o T.D. Securities Inc.
           Global Finance
           77 King Street West, RTT18
           Toronto, Ontario
           M5K 1A2

Telephone: (416) 307-0497
Telecopier: (416) 983-1708

With a copy to:

The Toronto-Dominion Bank
1 Place Ville Marie
Suite 2315
Montreal, Quebec
Canada H3B 3M5

Attention: Jean-Francois Godin
           Vide President

Telephone: (514) 289-0102
Telecopier: (514) 289-0788

Address:                                BANK OF MONTREAL
                                        (AS LENDER)
1501 McGill College Avenue
Suite 3200
Montreal, Quebec
Canada H3A 3M8


Attention: Director                     By: (signed)
                                            ------------------------------------
Telephone: (514) 282-5931               Name: Bruno Jarry
Telecopier: (514) 282-5920              Title: Director

Address:                                BANK OF MONTREAL
                                        (AS LENDER)
115 South LaSalle Street
12th Floor
Chicago, Illinois 60603
U.S.A.


Attention: Director                     By: (signed)
                                            ------------------------------------
Telephone: (312) 750-6958               Name: Bruce A. Pietka
Telecopier: (312) 750-6057              Title: Vice President

Address:                                CONGRESS FINANCIAL CORPORATION (CANADA)
                                        (AS LENDER)
141 Adelaide St. West
Suite 1500
Toronto, Ontario
M5H 3L9


Attention: Enza Agosta                  By: (signed)
                                            ------------------------------------
Telephone: (416) 364-6401               Name: Enza Agosta
Telecopier: (416) 364-8165              Title: Vice President
                                               Congress Financial Corporation
                                               (Canada)

Address:                                WACHOVIA BANK, NATIONAL ASSOCIATION
                                        (AS LENDER)
360 Interstate North Parkway,
SE; GA4606
Suite 450
Atlanta, Georgia 30339
U.S.A.


Attention: Karin E. Samuel              By: (signed)
           Vice President                   ------------------------------------
                                        Name: Karin E. Samuel
Telephone: (770) 644-6828               Title: Vice President
Telecopier: (770) 644-6877

Address:                                CANADIAN IMPERIAL BANK OF COMMERCE
                                        (AS LENDER)
Canadian Credit Capital Market
BCE Place, 8th Floor
161 Bay St.
Toronto, Ontario
M5J 2S8


Attention: Alex Tessier                 By: (signed)
                                            ------------------------------------
Telephone: (416) 956-3832               Name: Alex Tessier
Telecopier: (416) 956-3816              Title: Director


                                        By: (signed)
                                            ------------------------------------
                                        Name: Steve Nishimura
                                        Title: Managing Director

Address:                                CIBC INC.
                                        (AS LENDER)
300 Madison Avenue
New York, NY 10017
U.S.A.


Attention: Dominic J. Sorresso          By: (signed)
                                            ------------------------------------
Telephone: (212) 856-4133               Name: Dominic J. Sorresso
Telecopier: (212) 856-3761              Title: Executive Director
                                        CIBC World Markets Corp.
                                        Authorized Signatory

Address:                                NATIONAL BANK OF CANADA
                                        (AS LENDER)
1155 Metcalfe Street, 5th Floor
Montreal, Quebec
Canada H3B 4S9


Attention: Mr. Stephen Redding          By: (signed)
                                            ------------------------------------
Telephone: (514) 390-7508               Name: Stephen Redding
Telecopier: (514) 390-7860

Address:                                NATIONAL BANK OF CANADA
                                        (AS LENDER)
New York Branch
The Park Avenue Tower
65 East, 55th Street
31st Floor
New York, NY 10022


Attention: Mr. Vincent Lima             By: (signed)
           Vice President                   ------------------------------------
                                        Name: Vincent Lima
Telephone: (212) 632-8690               Title: Vice President
Telecopier: (212) 632-8509


                                        By: (signed)
                                            ------------------------------------
                                        Name: Jeff Forgach
                                        Title: Assistant Vice President

Address:                                NORDEA BANK FINLAND PLC, NEW
                                        YORK BRANCH
437 Madison Avenue, Floor 21            (AS LENDER)
New York, NY 10022
U.S.A.


Attention: Mr. Henrik Steffensen        By: (signed)
                                            ------------------------------------
Telephone: (212) 318-9303               Name: Henrik M. Steffensen
Telecopier: (212) 318-9318              Title: First Vice President


                                        By: (signed)
                                            ------------------------------------
                                        Name: Gerald E. Chelius, Jr.
                                        Title: SVP Credit

Address:                                BANK OF TOKYO-MITSUBISHI (CANADA)
                                        (AS LENDER)
600 de la Gauchetiere Street West
Suite 2780
Montreal, Quebec
Canada H3B 4L8


Attention: Mr. Amos W. Simpson          By: (signed)
           Senior Vice President &          ------------------------------------
           General Manager              Name: Amos W. Simpson
                                        Title: Senior Vice President
Telephone: (514) 875-9261                      and General Manager
Telecopier: (514) 875-9392

Address:                                THE BANK OF TOKYO-MITSUBISHI, LTD.
                                        NEW YORK BRANCH
New York Branch                         (AS LENDER)
c/o Bank of Tokyo-Mitsubishi
Trust Company
U.S. Corporate Banking Division
1251 Avenue of the Americas
12th Floor
New York, NY 10020-1104
U.S.A.


Attention: Spencer Hughes               By: (signed)
           Vice President and Manager       ------------------------------------
                                        Name: Spencer Hughes
Telephone: (212) 782-4226               Title: Authorized Signatory
Telecopier: (212) 782-6440

Address:                                SAMPO BANK PLC
                                        (AS LENDER)
Unioninkatu 22
FIN-00075 SAMPO
Helsinki, Finland                       By: (signed)
                                            ------------------------------------
Attention: Mr. Henrik Lagerstedt,       Name: Henrik Lagerstedt
           Senior Vice President        Title: V.P.


Telephone: 358-10-513-6103              By: (signed)
Telecopier: 358-10-513-6107                 ------------------------------------
                                        Name: Nina Harkonen
                                        Title: Legal Counsel

Address:                                JPMORGAN CHASE BANK, N.A.
                                        TORONTO BRANCH
Royal Bank Plaza, South Tower           (AS LENDER)
200 Bay Street, Suite 1800
Toronto, Ontario
M5J 2J2                                 By: (signed)
                                            ------------------------------------
Attention: Jeffrey S. Coleman           Name: Jeffrey Coleman
           Vice President and Senior    Title: Vice President
           Underwriter, Corporate
           Credit

Telephone: (416) 365-8278
Telecopier: (416) 363-7574

Address:                                JPMORGAN CHASE BANK, N.A.
                                        (AS LENDER)
10 South Dearborn Avenue
19th Floor
Chicago, IL 60603-2003                  By: (signed)
U.S.A.                                      ------------------------------------
                                        Name: Jeffrey Coleman
Attention: Manager, Loans Operations    Title: Vice President

Telephone: (312) 385-7055
Telecopier: (312) 385-7096

With a copy to:

JPMorgan Chase Bank, N.A.,
Toronto Branch
Royal Bank Plaza, South Tower
200 Bay Street, Suite 1800
Toronto, Ontario
M5J 2J2

Attention: Jeffrey S. Coleman
           Vice President and Senior
           Underwriter, Corporate Credit

Telephone: (416) 365-8278
Telecopier: (416) 363-7574

Address:                                SOCIETE GENERALE (CANADA)
                                        (AS LENDER)
100 Yonge Street, Suite 1002
Toronto, Ontario
M5C 2W1                                 By: (signed)
                                            ------------------------------------
                                        Name: Michel Hurtubise
                                        Title: Director


Attention: Michel Hurtubise             By: (signed)
           Simona Lungu                     ------------------------------------
Telephone: 416-682-0075                 Name: Simona Lungu
           (M. Hurtubise)               Title: Vice-President
           416-682-0076 (S. Lungu)
Telecopier: 416-364-1879

Address :                               SOCIETE GENERALE
                                        (AS LENDER)
1221 Avenue of the Americas
New York, New York 10020


Attention: Mark Vigil                   By: (signed)
Telephone: (212) 278-7350                   ------------------------------------
Telecopier: (212) 278-6146              Name: Mark Vigil
                                        Title: Managing Director

                                        INTERVENANT
                                        QUEBECOR PRINTING HOLDING COMPANY


                                        By: (signed)
                                            ------------------------------------
                                        Name: Jacques Mallette
                                        Title: Executive Vice President

                                 SCHEDULE 1.1.1

                             COMMITMENTS OF LENDERS

[INTENTIONALLY DELETED FOR FILING PURPOSES.]

                                 SCHEDULE 1.1.2

                              FORM OF DISCOUNT NOTE
                                  (Section 1.1)

                                          Issue Date: __________________________

                                       Maturity Date: __________________________

QUEBECOR WORLD INC. for value received, hereby promises to pay to or to the order of _______________________________________________________________________
                                (name of Lender)
on the above-mentioned Maturity Date, without grace, the sum of
________________________________________________________________________________
($_____________________________) in lawful money of Canada at
________________________________________________________________________________
(name and address of Lender where payment is to be made)

                                        QUEBECOR WORLD INC.


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

                                 SCHEDULE 1.1.3

                             PERMITTED ENCUMBRANCES
                          (Sections 2.1.14 and 12.2.1)

"PERMITTED ENCUMBRANCES" means:

(a)  any Lien for taxes, rates, assessments or governmental charges or levies
     (i) not at the time due and delinquent, or (ii) which are due and delinquent but the validity of which is being contested in good faith at the time and in respect of which QWI or the relevant Restricted Entity shall have set aside on its books reserves deemed to be adequate therefor and not resulting in a qualification by the auditors of QWI;

(b) any Lien securing the claim of a materialman, mechanic, carrier, warehouseman or landlord for labor, materials, supplies or rentals incurred in the ordinary course of business, but only if payment thereof shall not at the time be required to be made in accordance with Section 12.1.5 of this Amended and Restated Credit Agreement and foreclosure, distraint, sale or other similar proceedings shall not have been commenced;

(c) any Lien consisting of a deposit or pledge made in the ordinary course of business in connection with, or to secure payment of, obligations under workers' compensation, unemployment insurance or similar legislation;

(d) any Lien existing on (i) any property or asset of any Person at the time such Person becomes a Restricted Entity or (ii) any property or asset at the time such property or asset is acquired by QWI or a Restricted Entity, but only, in the case of either (i) or (ii), if and so long as (A) such Lien is and will remain confined to the property or asset subject to it at the time such Person becomes a Restricted Entity or such property or asset is acquired and to fixed improvements thereafter erected on such property or asset, (B) such Lien secures only the obligation secured thereby at the time such Person becomes a Restricted Entity or such property or asset is acquired and (C) the obligation secured by such Lien is not in default and provided that such Lien is discharged by QWI or the applicable Restricted Entity, as the case may be, within 180 days after such Person becomes a Restricted Entity or such property or asset is acquired, as the case may be;

(e) easements, rights-of-way, zoning restrictions and other similar encumbrances incurred in the ordinary course of business which are not material in amount, and which, in the aggregate, do not materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of QWI or any of the Restricted Entities;

(f) Liens on equipment acquired by QWI or any Restricted Entity in the ordinary course of business, provided that (i) such Lien secures only the purchase price of such equipment, (ii) such Lien is confined to such equipment so acquired and (iii) such Lien is discharged by QWI or the Restricted Entity, as the case may be, or is otherwise terminated within 180 days after the installation of such acquired equipment;

(g) cautionary Liens on short-term assets transferred in securitization or factoring transactions;

(h) any Lien on the assets of a specific Project securing Non-Recourse Indebtedness incurred for purposes of financing such Project and any Lien on the assets of, or the shares or other form of participating interest held in, any wholly-owned Non-Recourse Subsidiary to secure Non-Recourse Indebtedness incurred by such wholly-owned Non-Recourse Subsidiary to finance the Project being carried out by such Non-Recourse Subsidiary or by the Project Vehicle formed to carry out the Project which such Non-Recourse Indebtedness is financing;

(i) Liens securing Indebtedness of Imprimeries Didier - Quebecor S.A. (France) and its Subsidiaries, provided such Liens are restricted to the assets of the debtor of such Indebtedness; and

(j) Liens securing obligations under off-balance sheet operating leases which are not Capitalized Leases, provided such Liens are restricted to the relevant lease or sub-lease and the assets covered thereby.

                                 SCHEDULE 2.1.2

                              LIST OF SUBSIDIARIES
                                 (Section 2.1.2)

[INTENTIONALLY DELETED FOR FILING PURPOSES.]

                                 SCHEDULE 3.5.2

                           SWINGLINE REPAYMENT NOTICE
                                 (Section 3.5.2)

                                               Date: ___________________________

ROYAL BANK OF CANADA                    [QUEBECOR WORLD INC.
(as Administrative Agent)               612 ST-JACQUES ST.
200 Bay Street, South Tower             MONTREAL, QUEBEC
Royal Bank Plaza                        H3C 4M8
12th Floor                              ATTENTION: VICE PRESIDENT AND TREASURER
Toronto, Ontario                        FAX: (514) 954-0205
M5J 2W7

                                        OR

Attention: Manager, Agency Services
Group

Fax: (416) 842-4023                     QUEBECOR WORLD (USA) INC.
                                        340 PERMBERWICK ROAD
                                        GREENWICH, CT
                                        USA 06831
                                        ATTENTION: VICE PRESIDENT AND TREASURER

                                        WITH A COPY TO:

                                        QUEBECOR WORLD INC.
                                        612 ST-JACQUES ST.
                                        MONTREAL, QUEBEC
                                        H3C 4M8
                                        ATTENTION: VICE PRESIDENT AND TREASURER

                                        FAX: (514) 954-0205]

Dear Sirs:

                               QUEBECOR WORLD INC.
                            CONFIRMATION OF BORROWING

     We refer to the Amended and Restated Credit Agreement dated as of December 15, 2005, among Quebecor World Inc. and Quebecor World (USA) Inc., as Borrowers, the financial institutions named on the signature pages thereof, as Lenders, Royal Bank of Canada, as Administrative Agent and RBC Capital Markets, as Arranger (as in effect on the date hereof, the "AMENDED AND RESTATED CREDIT AGREEMENT"). The words and expressions defined in the

Amended and Restated Credit Agreement have the same respective meanings when used herein.

     We hereby notify you that the following Swingline Loans have not been repaid in full as provided for in Section 3.5.2 of the Amended and Restated Credit Agreement:

 SWINGLINE    DATE OF SWINGLINE                        CURRENCY OF                       INTEREST ACCRUED
SUBFACILITY          LOAN         NAME OF BORROWER   SWINGLINE LOAN   PRINCIPAL AMOUNT      AND UNPAID
-----------   -----------------   ----------------   --------------   ----------------   ----------------
   _____             _____              _____             _____             _____              _____
   _____             _____              _____             _____             _____              _____
   _____             _____              _____             _____             _____              _____

     Therefore, we hereby request on behalf of [QWI]/[QWUSA] that the following Loans be made:

     1)   Borrower: ___________________________
          Form: _______________________________ (Cdn. Prime Rate Loan, US Base
          Rate Loan or US Prime Rate Loan)
          Currency/Amount: ___________________
          Facility A / Facility B / Facility C: _____________________

     2)   Borrower: ___________________________
          Form: _______________________________ (Cdn. Prime Rate Loan, US Base
          Rate Loan or US Prime Rate Loan)
          Currency/Amount: ___________________
          Facility A / Facility B / Facility C: _____________________

                                        [NAME OF SWINGLINE LENDER]


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

                                  SCHEDULE 3.7

                            CONFIRMATION OF BORROWING
                        (ADVANCE, CONVERSION OR RENEWAL)
                   (Section 3.7, 3.12, 5.1.2, 6.1.2 or 7.2.5)

                                               Date: ___________________________

ROYAL BANK OF CANADA (as Administrative Agent)
200 Bay Street, South Tower
Royal Bank Plaza
12th Floor
Toronto, Ontario
M5J 2W7

Attention; Manager, Agency Services Group

Fax: (416) 842-4023

Dear Sirs:

                               QUEBECOR WORLD INC.
                            CONFIRMATION OF BORROWING

          We refer to the Amended and Restated Credit Agreement dated as of December 15, 2005, among Quebecor World Inc. and Quebecor World (USA) Inc., as Borrowers, the financial institutions named on the signature pages thereof, as Lenders, Royal Bank of Canada, as Administrative Agent, and RBC Capital Markets, as Arranger (as in effect on the date hereof, the "AMENDED AND RESTATED CREDIT AGREEMENT"). The words and expressions defined in the Amended and Restated Credit Agreement have the same respective meanings when used herein.

          We hereby irrevocably confirm our telephone notice, in accordance with SECTION [3.7/3.12/5.1.2/6.1.2/7.2.5] of the Amended and Restated Credit Agreement, of the following Borrowing:

     1.   THE MATURING BORROWING (IF APPLICABLE):

     1.   Form: _______________________________________________________
          (Cdn. Prime Rate Loan, US Base Rate Loan, US Prime Rate Loan,
          Libor Loan, Euro Loan, Borrowing by way of Bankers' Acceptances)(1)

----------
(1) Cdn. Prime Rate Loans are only available to QWI under Facility A and Facility B. Similarly, Bankers' Acceptances may only be issued (or continued or converted) by QWI under Facility A and Facility B. US Base Rate Loans are only available to QWI under Facility A or Facility B. US Prime Rate Loans are only available to QWUSA under Facility A, Facility B or Facility C.

     Currency/Amount: ______________________________

     Facility A /Facility B /Facility C: _______________________________________

     Libor Interest Period/Euro Interest Period/Term of Bankers' Acceptances:(2)
     ___________________________________________________________________________

2.   THE BUSINESS DAY OF THE PROPOSED BORROWING IS: ____/_____/____
                                                    Day/Month/Year

3.   PROPOSED BORROWING(S):

     Advance   Conversion   Renewal
       [ ]        [ ]         [ ]

     Form: _____________________________________________________________________
           (Cdn. Prime Rate Loan, US Base Rate Loan, US Prime Rate Loan, Libor Loan, Euro Loan, Borrowing by way of Bankers' Acceptances)(1)

     Currency/Amount: _____________________________

     Facility A/Facility B/Facility C: _________________________________________

     Libor Interest Period/Euro Interest Period/Term of Bankers' Acceptances:(3)
     ___________________________________________________________________________

4.   REMIT FUNDS TO (IF APPLICABLE): ___________________________________________
     ___________________________________________________________________________

We hereby confirm that: (a) the Borrowing requested hereby complies with the requirements of Section 3.7, 3.12, 5.1.2, 6.1.2 or 7.2.5 of the Amended and Restated Credit Agreement, as the case may be, (b) no Default or Event of Default has occurred and is continuing under the Amended and Restated Credit Agreement or would result from the making of the Borrowing contemplated hereby and (c) all representations and warranties made by us in Section 2.1 of the Amended and Restated Credit Agreement are true and correct in all respects (with the representations and warranties contained in Section 2.1.2 to be read as if they referred to the updated information contained in the most recent certificate of compliance delivered to the

----------
(2) In the case of conversion or continuation of Libor Loans, Euro Loans or Borrowings by way of Bankers' Acceptances, include the duration of and last day of the applicable Libor Interest Period, Euro Interest Period or term of such Bankers' Acceptances to be converted or continued.

(3) In the case of Libor Loans, Euro Interest Period or Borrowings by way of Bankers' Acceptances, include the duration of and last day of the applicable Libor Interest Period, Euro Interest Period or term of such Bankers' Acceptances.

Administrative Agent pursuant to Section 12.1.7(c) and those contained in
Section 2.1.9 to be read as if they referred to the most recent financial statements delivered to the Administrative Agent pursuant to Section 12.1.7).

                                        [NAME OF BORROWER](4)


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

----------
(4) QWI may borrow under Facility A and Facility B; QWUSA may borrow under Facility A, Facility B and Facility C.

                                 SCHEDULE 3.7.2

                       SWINGLINE LOAN NOTICE OF BORROWING
                                 (Section 3.7.2)

                                               Date: ___________________________

[SWINGLINE C LENDER]
[ADDRESS]
Attention: _____________
Fax: _____________

                               QUEBECOR WORLD INC.

                       SWINGLINE LOAN NOTICE OF BORROWING

     We refer to the Amended and Restated Credit Agreement dated as of December 15, 2005, among Quebecor World Inc. and Quebecor World (USA) Inc., as Borrowers, the financial institutions named on the signature pages thereof, as Lenders, Royal Bank of Canada, as Administrative Agent, and RBC Capital Markets, as Arranger (as in effect on the date hereof, the "AMENDED AND RESTATED CREDIT AGREEMENT"). The words and expressions defined in the Amended and Restated Credit Agreement have the same respective meanings when used herein.

     We irrevocably confirm our telephone notice, in accordance with Section
3.7.2 of the Amended and Restated Credit Agreement, of the following Borrowing under Facility C:

     Amount: US$________________________________________

     Date of Swingline Loan: ____________________________

     We hereby confirm that: (a) the Borrowing requested hereby complies with the requirements of Sections 3.5 and 3.7 of the Amended and Restated Credit Agreement, as the case may be, (b) no Default or Event of Default has occurred and is continuing under the Amended and Restated Credit Agreement or would result from the making of the Borrowing contemplated hereby and (c) all representations and warranties made by us in Section 2.1 of the Amended and Restated Credit Agreement are true and correct in all respects (with the representations and warranties contained in Section 2.1.2 to be read as if they referred to the updated information contained in the most recent certificate of compliance delivered to the Administrative Agent pursuant to Section 12.1.7(c) and those contained in Section 2.1.9 to be read as if they referred to the most recent financial statements delivered to the Administrative Agent pursuant to
Section 12.1.7).

                                        QUEBECOR WORLD (USA) INC.


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

                                  SCHEDULE 3.10

            FORM OF EXTENSION REQUEST IN RESPECT OF REVOLVING PERIOD
                      (Sections 3.10.1, 3.10.2 and 3.10.3)

                                               Date: ___________________________

ROYAL BANK OF CANADA (as Administrative Agent)
200 Bay Street, South Tower
Royal Bank Plaza
12th Floor
Toronto, Ontario
M5J 2W7

Attention: Manager, Agency Services Group

Fax: (416) 842-4023

Dear Sirs:

                               QUEBECOR WORLD INC.
                                EXTENSION REQUEST

          We refer to the Amended and Restated Credit Agreement dated as of December 15, 2005, among Quebecor World Inc. and Quebecor World (USA) Inc., as Borrowers, the financial institutions named on the signature pages thereof, as Lenders, Royal Bank of Canada, as Administrative Agent, and RBC Capital Markets, as Arranger (as in effect on the date hereof, the "AMENDED AND RESTATED CREDIT AGREEMENT"). The words and expressions defined in the Amended and Restated Credit Agreement shall have the same meanings when used herein as that assigned thereto in the Amended and Restated Credit Agreement.

          Pursuant to Section 3.10 of the Amended and Restated Credit Agreement, [NAME OF RELEVANT BORROWER(S)](1) hereby request(s) that each of the Facility [A/B/C] Lenders extend the current Facility [A/B/C] Revolving Period for an additional period of one year commencing on the expiry of the now current Facility [A/B/C] Revolving Period, namely, ___________________________.

                                        [NAME OF RELEVANT BORROWERS]


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

----------
1. QWI and QWUSA jointly in the case of a request for the extension of the Facility A Revolving Period, QWI and QWUSA jointly in the case of a request for the extension of the Facility B Revolving Period and QWUSA in the case of a request for the extension of the Facility C Revolving Period.

                                 SCHEDULE 3.11.1

                            CONFIRMATION OF REPAYMENT
                                (Section 3.11.1)

                                                        Date: __________________

ROYAL BANK OF CANADA (as Administrative Agent)
200 Bay Street, South Tower
Royal Bank Plaza
12th Floor
Toronto, Ontario
M5J 2W7

Attention: Manager, Agency Services Group

Fax: (416) 842-4023

Dear Sirs:

                               QUEBECOR WORLD INC.
                            CONFIRMATION OF REPAYMENT

          We refer to the Amended and Restated Credit Agreement dated as of December 15, 2005, among Quebecor World Inc. and Quebecor World (USA) Inc., as Borrowers, the financial institutions named on the signature pages thereof, as Lenders, Royal Bank of Canada, as Administrative Agent, and RBC Capital Markets, as Arranger (as in effect on the date hereof, the "AMENDED AND RESTATED CREDIT AGREEMENT"). The words and expressions defined in the Amended and Restated Credit Agreement have the same respective meanings when used herein.

          We hereby irrevocably confirm our telephone notice that, in accordance with Section 3.11.1 of the Amended and Restated Credit Agreement, we shall repay certain Borrowings as follows:

     1.   DATE OF REPAYMENT: ____/______/____
                             Day/ Month/ Year

          (date must coincide with maturity of Libor Loans, Euro Loans or Borrowings by way of Bankers' Acceptances or Letters of Credit, to the extent applicable)

     2.   REPAYMENT UNDER FACILITY A/FACILITY B/FACILITY C:

          ______________________________________________________________________

     3.   AMOUNT OF REPAYMENT:

          (a)  In respect of Cdn. Prime Rate Loans:                           CDN$____________

          (b)  In respect of US Base Rate Loans:                               US$____________

          (c)  In respect of US Prime Rate Loans:                              US$____________

          (d)  In respect of Libor Loans:                                      US$____________

          (e)  In respect of Euro Loans:                                         E____________

          (f)  In respect of Borrowings by way of Bankers' Acceptances:       CDN$____________

          (g)  In respect of Borrowings by way of Letters of Credit:      CDN$/US$____________

     4. LAST DAY OF LIBOR INTEREST PERIOD, EURO INTEREST PERIOD OR TERM OF BANKERS' ACCEPTANCES OR MATURITY DATE OF LETTERS OF CREDIT: (in the case of repayment of Libor Loans, Euro Loans and Borrowings by way of Bankers' Acceptances or by way of Letters of Credit):
          ____/______/____,
          Day/ Month/ Year

          We hereby represent and warrant that the repayment made hereunder hereby complies with the requirements of Section 3.11 of the Amended and Restated Credit Agreement.

                                        [NAME OF RELEVANT BORROWER]


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

                                 SCHEDULE 3.11.2

                             NOTICE OF CANCELLATION
                                (Section 3.11.2)

                                                        Date: __________________

ROYAL BANK OF CANADA (as Administrative Agent)
200 Bay Street, South Tower
Royal Bank Plaza
12th Floor
Toronto, Ontario
M5J 2W7

Attention: Manager, Agency Services Group

Fax: (416) 842-4023

Dear Sirs:

                               QUEBECOR WORLD INC.
                             NOTICE OF CANCELLATION

          We refer to the Amended and Restated Credit Agreement dated as of December 15, 2005, among Quebecor World Inc. and Quebecor World (USA) Inc., as Borrowers, the financial institutions named on the signature pages thereof, as Lenders, Royal Bank of Canada, as Administrative Agent, and RBC Capital Markets, as Arranger (as in effect on the date hereof, the "AMENDED AND RESTATED CREDIT AGREEMENT"). The words and expressions defined in the Amended and Restated Credit Agreement have the same respective meanings when used herein.

          We hereby irrevocably notify you, in accordance with Section 3.11.2 of the Amended and Restated Credit Agreement, that we shall make certain cancellations and to the extent applicable prepay certain Borrowings as follows:

     1.   DATE OF CANCELLATION: ____/______/____
                                Day/ Month/ Year

          (to the extent applicable, date must coincide with maturity of Libor Loans, Euro Loans or Borrowings by way of Bankers' Acceptances or Letters of Credit)

     2.   AMOUNT OF CANCELLATION UNDER FACILITY A/FACILITY B/FACILITY C:

          _____________________________________________________________________

     3.   AMOUNT OF PREPAYMENT, IF APPLICABLE:

          (a)  In respect of Cdn. Prime Rate Loans:                           CDN$____________

          (b)  In respect of US Base Rate Loans:                               US$____________

          (c)  In respect of US Prime Rate Loans:                              US$____________

          (d)  In respect of Libor Loans:                                      US$____________

          (e)  In respect of Euro Loans:                                         E____________

          (f)  In respect of Borrowings by way of Bankers' Acceptances:       CDN$____________

          (g)  In respect of Letters of Credit:                           CDN$/US$____________

     4. LAST DAY OF LIBOR INTEREST PERIOD, EURO INTEREST PERIOD OR TERM OF BANKERS' ACCEPTANCES OR MATURITY DATE OF LETTERS OF CREDIT: (to the extent applicable, in the case of prepayment of Libor Loans, Euro Loans and Borrowings by way of Bankers' Acceptances or Letters of Credit): ____/______/____,
                   Day/Month/Year

          We hereby represent and warrant that the repayment made hereunder hereby complies with the requirements of Section 3.11 of the Amended and Restated Credit Agreement.

                                        QUEBECOR WORLD INC.


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

                                   SCHEDULE 8

                          FORM OF POA LETTER OF CREDIT
                                 (Article VIII)

                      [Letterhead of Administrative Agent]

Irrevocable Letter of Credit No.: ____________
Date of Issue: ___________
Expiry Date: ___________
Place of Expiry: _________
Amount: _________

Beneficiary:                            Applicant:

Name:                                   Name:
      -------------------------------         ----------------------------------
Address:                                Address:
         ----------------------------            -------------------------------
Attn:                                   Attn:
      -------------------------------         ----------------------------------
Fax No.:
         ----------------------------

The banks and other financial institutions named under the heading "ISSUING LENDERS" on the signature pages (collectively, the "ISSUING LENDERS" and, individually, an "ISSUING LENDER") hereby establish this irrevocable Letter of Credit in your favour as beneficiary for drawings up to [Canadian Dollars or US Dollars or any other currency acceptable to the Issuing Lenders] ___________________ in aggregate amount. This Letter of Credit is issued, presentable and payable at our office at [address], or other address of which notice is given as described below, and expires at our close of business 5:00 PM (local time) on _____________(the "EXPIRY DATE"). The aggregate amount available under this Letter of Credit shall be reduced immediately following the honouring of any draft drawn hereunder in an amount equal to the amount of such draft. This Letter of Credit cannot be modified or revoked without your consent. __________, in addition to acting in its individual capacity as an Issuing Lender hereunder, is acting as an agent for the other Issuing Lenders hereunder (in such capacity, together with its successors in such capacity, the "AGENT").

Funds shall be available under this Letter of Credit upon presentation to the Agent of [A DRAFT SUBSTANTIALLY IN THE FORM OF EXHIBIT A ATTACHED HERETO] [NTD:
INSERT ONLY IF APPLICABLE], the original of this Letter of Credit and the following: [describe any other requirements for a drawing].

Each Issuing Lender hereby undertakes, severally (and not solidarily) according to the percentage set forth next to its signature below (such Issuing Lender's "LENDER'S PROPORTION") and not jointly or jointly and severally with any other Issuing Lender, that drafts drawn under and in strict compliance with the terms of this Letter of Credit will be duly honoured by paying to the Agent such Issuing Lender's share (according to its Lender's Proportion) of the amount of such draft. The Agent hereby undertakes that any amount so received by it will be made available to you promptly by remitting the payment so received, in like funds, in accordance with your instructions.

The obligation of each Issuing Lender under this Letter of Credit is several ( and not solidary) and not joint or joint and several and shall at all times be an amount equal to such Issuing Lender's Lender's Proportion of the aggregate undrawn amount of this Letter of Credit (and of each drawing under this Letter of Credit).

This Letter of Credit has been executed and delivered by the Agent in the name and on behalf of, and as attorney-in-fact for, each Issuing Lender. The Agent is authorized to act under this Letter of Credit as the agent of each Issuing Lender in order to:

     (a) receive drafts, other demands for payment and other documents presented by you under this Letter of Credit;

     (b) determine whether such drafts, demands and documents are in compliance with the terms and conditions of this Letter of Credit;

     (c) notify such Issuing Lender and the applicant that a valid drawing has been made and the date that the related disbursement is to be made;

     (d) notify you that this Letter of Credit will not be renewed. [Note: insert this clause only if the Letter of Credit provides that it will be renewed automatically unless notice to the contrary is given]

The Agent undertakes that it will promptly notify each Issuing Lender and the applicant of any valid drawing under this Letter of Credit.

By your acceptance hereof, you agree that the Agent shall have no obligation or liability to honour any drawing under this Letter of Credit (subject to the liability of _____ in its capacity as an Issuing Lender and the obligation of the Agent to remit funds paid to the Agent from an Issuing Lender, as set forth above) and that neither any Issuing Lender nor the Agent shall be responsible for the failure of any other Issuing Lender to make a payment to be made by such other Issuing Lender hereunder.

This Letter of Credit sets forth in full the terms of our and each Issuing Lender's undertaking, and such undertaking is not subject to any agreement, requirement or qualification and shall not in any way be amended, modified, amplified or limited by reference to any document, instrument or agreement referred to herein or in which this Letter of Credit is referred to or to which this Letter of Credit relates (other than the annexes attached hereto, if any), and any such reference shall not be deemed to incorporate herein by reference any document, instrument or agreement. The obligation of each Issuing Lender under this Letter of Credit is the individual obligation of such Issuing Lender and is in no way contingent upon reimbursement of any drawing hereunder or upon any Issuing Lender's ability to perfect a lien or security interest.

This Letter of Credit shall be governed by and construed in accordance with the law of the Province of Quebec and the laws of Canada applicable therein (without reference to choice of law doctrine) and is subject to the Uniform Customs and Practice for Documentary Credits (1993 Revision), International Chamber of Commerce Publication No. 500 (the "UNIFORM

CUSTOMS"). In the event of any conflict between the law of the Province of Quebec and the Uniform Customs, the Uniform Customs shall control. Notwithstanding Article 17 of the Uniform Customs, if this Letter of Credit expires during an interruption of business as described in said Article 17, each Issuing Lender agrees to effect payment if this Letter of Credit is drawn against within 30 days after the resumption of business by the Agent. [insert the immediately preceding sentence, if and as applicable] [as appropriate, reference may be made to ISP98]

This Letter of Credit [may not be assigned or transferred, except that it] [insert the immediately preceding clause, if and as applicable] shall inure to the benefit of any successor by operation of law of the named beneficiary hereof, including, without limitation, any liquidator, receiver or trustee for such named beneficiary.

All communications regarding this Letter of Credit should be addressed to ___________________________________________________________________, [address],
Attention: ______________________________, referencing Irrevocable Letter of Credit No. ___________. Upon or in anticipation of closure of the place where this Letter of Credit is presentable and payable, the Agent may give notice to the beneficiary, not less than 30 days before the Expiry Date, of another reasonable place where this Letter of Credit shall be presentable and payable, and if the Agent does so then this Letter of Credit shall be presentable and payable at that place and not any previously designated place.

An Issuing Lender may, subject to (i) the provisions of the Amended and Restated Credit Agreement dated as of December 15, 2005 among, inter alia, Quebecor World Inc. and Quebecor World (USA) Inc., as borrowers, the lenders named on the signature pages thereto, as lenders, and Royal Bank of Canada, as administrative agent, as amended or restated from time to time and (ii) the replacement thereof with a new Lender having the minimum credit rating set forth below or with your consent (as applicable), cease to be a party to, and a new Lender may become a party to, this Letter of Credit, and the Lender's Proportion of an Issuing Lender may change, but no such event will reduce the then available amount under this Letter of Credit. Upon the occurrence of any such event, the Agent will provide prompt notice to you of such event, including any change in the identities of the Issuing Lenders severally (and not solidarily) but not jointly or jointly and severally liable in respect of the aggregate undrawn amount of this Letter of Credit (based upon their respective Lender's Proportions thereof) and any change in such Lender's Proportions. If a new Lender becomes a party to this Letter of Credit and the credit rating of such new Lender (or its parent) is lower than A3 as rated by Moody's Investors Service, Inc. or the equivalent by any other nationally recognized rating agency, the consent of the beneficiary to such change shall be required. A change in Lender's Proportions or Issuing Lenders shall be documented by an amendment of this Letter of Credit.

Very truly yours,

                                        ---------------------------------------,
                                        as Agent


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

Lender's Proportion:                    ISSUING LENDERS:

         %                              [NAME OF LENDER]
---------                               by ________________, as Attorney-in-Fact


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


         %                              [NAME OF LENDER]
---------                               by ________________, as Attorney-in-Fact


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


         %                              [NAME OF LENDER]
---------                               by ________________, as Attorney-in-Fact


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

                                 SCHEDULE 8.4(1)

                    NOTICE OF ISSUANCE OF A LETTER OF CREDIT
                                (Section 8.4(1))

ROYAL BANK OF CANADA (AS ADMINISTRATIVE AGENT)
200 Bay Street, South Tower
Royal Bank Plaza
12th Floor
Toronto, ON M5J 2W7

Attention: Manager, Agency Services Group

Fax: (416) 842-4023

Dear Sirs:

                               QUEBECOR WORLD INC.

                    NOTICE OF ISSUANCE OF A LETTER OF CREDIT

     We refer to the Amended and Restated Credit Agreement dated as of December 15, 2005 among Quebecor World Inc. and Quebecor World (USA) Inc., as Borrower, the financial institutions named on the signature pages thereof, as Lenders, Royal Bank of Canada, as Administrative Agent, and RBC Capital Markets, as Arranger (as in effect on the date hereof, the "AMENDED AND RESTATED CREDIT AGREEMENT"). The words and expressions defined in the Amended and Restated Credit Agreement have the same respective meanings when used herein.

     In accordance with the provisions of Section 8.4 (1) of the Amended and Restated Credit Agreement, the undersigned Borrower hereby requests the following Letter of Credit:

     Facility under which the Letter of Credit
     is to be issued (Facility A or Facility C):   _____________________________

     Type of Letter of Credit (Fronted or POA):    _____________________________

     Amount of Letter of Credit:                   _____________________________

     Currency of Letter of Credit:                 _____________________________

     Beneficiary of Letter of Credit:              _____________________________
     (name and address)                            _____________________________
                                                   _____________________________
                                                   _____________________________

                                                   ____________________________

     Issue Date of Letter of Credit:               ____________________________

     Maturing Date of Letter of Credit:            ____________________________

     We hereby confirm that: (a) the Borrowing requested hereby complies with the requirements of Article VIII of the Amended and Restated Credit Agreement,
(b) no Default or Event of Default has occurred and is continuing under the Amended and Restated Credit Agreement or would result from the making of the Borrowing contemplated hereby and (c) all representations and warranties made by us in Section 2.1 of the Amended and Restated Credit Agreement are true an correct in all respects (with the representations and warranties contained in Section 2.1.2 to be read as if they referred to the updated information contained in the most recent certificate of compliance delivered to the Administrative Agent pursuant to Section 12.1.7 (c) and those contained in
Section 2.1.9 to be read as if they referred to the most recent financial statements delivered to the Administrative Agent pursuant to Section 12.1.7).

                                        [NAME OF BORROWER](1)


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

----------
(1)  QWI and QWUSA may borrow under Facility A. QWUSA may borrow under Facility
     C.

                               SCHEDULE 11.4(G)-A

                 OPINION OF CANADIAN COUNSEL TO THE LOAN PARTIES
                                (Section 11.4(g))

                      [UNDER LETTERHEAD OF OGILVY RENAULT]

Direct Dial: (514) 847-4983
gmaughan@ogilvyrenault.com
Montreal, December 15, 2005

ROYAL BANK OF CANADA, as Administrative Agent and Lender under the Credit Agreement referred to below

- and -

RBC CAPITAL MARKETS, as Arranger under the Credit Agreement referred to below

- and -

EACH OTHER LENDER IDENTIFIED IN SCHEDULE I HERETO UNDER THE CREDIT AGREEMENT REFERRED TO BELOW

- and -

STIKEMAN ELLIOTT LLP

Dear Sirs:

RE: QUEBECOR WORLD INC. AND QUEBECOR WORLD (USA) INC.

We have acted as counsel to Quebecor World Inc. ("QWI") and as Canadian counsel to Quebecor World (USA) Inc. ("WORLD USA") and Quebecor Printing Holding Company ("QPHC") in connection with an amended and restated credit agreement dated as of December 15, 2005 among QWI, as borrower and guarantor, World USA, as borrower (QWI and World USA being collectively referred to herein as the "BORROWERS"), the Lenders listed on the signature pages thereof, Royal Bank of Canada, as Administrative Agent, and RBC Capital

Markets, as Arranger, with, as intervenant, QPHC (the "AMENDED AND RESTATED CREDIT AGREEMENT").

The capitalized terms used in this opinion which are defined in the Credit Agreement (as such expression is defined below) have herein the respective meanings therein specified unless the context of this opinion otherwise requires or unless such terms are otherwise defined in this opinion.

In this connection, we have examined original executed copies or copies certified to our satisfaction of the following documents:

(a) a credit agreement dated as of April 28, 1999 among the Borrowers (then known as Imprimeries Quebecor Inc. - Quebecor Printing Inc. and Quebecor Printing (USA) Holdings Inc.), Quebecor World Capital GP ("USGP") (then known as Quebecor Printing Capital GP), also as borrower at such time, the lenders listed on the signature pages thereof, Royal Bank of Canada, as arranger and Administrative Agent, and ABN AMRO Bank Canada, Bank of America Canada and Canadian Imperial Bank of Commerce, as arrangers and joint syndication agents (the "ORIGINAL CREDIT AGREEMENT");

(b) the first amending agreement to credit agreement dated as of August 12, 1999 among the Borrowers (then known as Imprimeries Quebecor Inc. - Quebecor Printing Inc. and Quebecor Printing (USA) Holdings Inc.), USGP (then known as Quebecor Printing Capital GP), also as borrower at such time, and the Administrative Agent with, as intervenant, QPHC (the "FIRST AMENDING AGREEMENT");

(c) the second amending agreement to credit agreement dated as of August 18, 1999 among the Borrowers (then known as Imprimeries Quebecor Inc. - Quebecor Printing Inc. and Quebecor Printing (USA) Holdings Inc.), USGP (then known as Quebecor Printing Capital GP), also as borrower at such time, the lenders listed on the signature pages thereof, Royal Bank of Canada, as arranger and Administrative Agent, ABN AMRO Bank Canada, Bank of America Canada and Canadian Imperial Bank of Commerce, as arrangers and joint syndication agents with, as intervenant, QPHC (the "SECOND AMENDING AGREEMENT");

(d) the third amending agreement to credit agreement dated as of April 26, 2000 among QWI, World USA (then known as Quebecor Printing (USA) Holdings Inc.), USGP (then known as Quebecor Printing Capital GP) and the Administrative Agent with, as intervenant, QPHC (the "THIRD AMENDING AGREEMENT");

(e) the amended and restated credit agreement dated as of April 24, 2002 among QWI, World USA and USGP, as borrowers, the lenders listed on the signature pages thereof, Royal Bank of Canada, as Administrative Agent, RBC Dominion Securities Inc., as arranger, and ABN AMRO Bank N.V., Canada Branch, Bank of America, N.A. and Canadian Imperial Bank of Commerce, as arrangers and joint syndication agents, with, as intervenant, QPHC (the "2002 AMENDED AND RESTATED CREDIT AGREEMENT");

(f) the amended and restated credit agreement dated as of November 7, 2003 among QWI and World USA, as borrowers, the lenders listed on the signature pages thereof and Royal Bank of Canada, as Administrative Agent, with, as intervenant, QPHC (the "2003 AMENDED AND RESTATED CREDIT AGREEMENT");

(g) the first amending agreement to the amended and restated credit agreement dated as of November 7, 2003 entered into as of November 5, 2004 among QWI and World USA, as borrowers, the lenders listed on the signature pages thereof and Royal Bank of Canada, as Administrative Agent, with, as intervenant, QPHC (the "2004 FIRST AMENDING AGREEMENT");

(h)  the Amended and Restated Credit Agreement;

(the Original Credit Agreement, as amended by the First Amending Agreement, the Second Amending Agreement and the Third Amending Agreement, as further amended and restated by the 2002 Amended and Restated Credit Agreement and the 2003 Amended and Restated Credit Agreement, as further amended by the 2004 First Amending Agreement and as further amended and restated by the Amended and Restated Credit Agreement, is herein called the "CREDIT AGREEMENT");

(i) the certificate and articles of amalgamation of QWI and all amendments thereto and the by-laws of QWI;

(j) a certificate of compliance issued by Industry Canada dated December 9, 2005 and a certificate of attestation dated December 9, 2005 and a certificate of regularite dated December 9, 2005, each issued by the Registraire des entreprises, the whole in respect of QWI;

(k) a certified resolution of the board of directors of QWI authorizing the execution and delivery of the Amended and Restated Credit Agreement and the performance of its obligations thereunder; and

(l)  a certificate of incumbency in respect of QWI dated December 15, 2005.

We have examined such statutes, public and corporate records, resolutions, certificates (including officers' certificates) and other documents and have considered such questions of law and made such searches as we have deemed necessary for the purposes of the opinions hereinafter expressed. We have relied, without independent verification or investigation, on all statements as to matters of fact contained in such documents.

As the basis for rendering our opinions we have assumed that:

(i) all signatures on documents submitted to us (other than those on behalf of QWI on the 2002 Amended and Restated Credit Agreement, the 2003 Amended and Restated Credit Agreement and the Amended and Restated Credit Agreement) are genuine, all documents submitted to us as originals are authentic and complete, and all documents submitted to us as copies conform to authentic and complete original documents;

(ii) all facts set forth in official public records and certificates and other documents supplied by public officials or otherwise conveyed to us by public officials are complete, true and accurate; and

(iii) all relevant individuals had full legal capacity at all relevant times.

We have also assumed that at the time of execution of the Original Credit Agreement, the First Amending Agreement, the Second Amending Agreement, the Third Amending Agreement and the 2004 First Amending Agreement, each party thereto (i) was a validly constituted and organized and validly subsisting corporation or partnership under its governing laws, (ii) had full capacity, power and authority to enter into each such agreement, and to perform the obligations on its part set out therein, (iii) had duly authorized, executed and delivered each such agreement and (iv) had met the requirements of Applicable Laws in the United States of America for the entering into of each such agreement and for the performance of its obligations thereunder. Insofar as the aforesaid matters relate to QWI and the Original Credit Agreement, the First Amending Agreement and the Second Amending Agreement, we refer you to the opinions addressed and delivered to you of Messrs. Fasken Martineau DuMoulin LLP (then known as Martineau Walker) dated April 28, 1999, August 12, 1999 and August 20, 1999 respectively and insofar as they relate to QWI and the Third Amending Agreement, we refer you to the opinion addressed and delivered to you of Mr. Raynald Lecavalier, Director, Legal Affairs and Assistant Secretary of QWI, dated May 23, 2000 and, in the case of each such opinion, to the assumptions and qualifications therein set forth. Insofar as the aforesaid matters relate to World USA, USGP and QPHC and the Original Credit Agreement, the First Amending Agreement, the Second Amending Agreement, the Third Amending Agreement, the 2002 Amended and Restated Credit Agreement and the 2003 Amended and Restated Credit Agreement, we refer you to the opinions (and to the assumptions and qualifications therein set forth) of Messrs. Arnold & Porter addressed and delivered to you, dated April 28, 1999, August 12, 1999, August 20, 1999, May 23, 2000, April 24, 2002 and November 7, 2003, respectively.

We have further assumed that each party to the Amended and Restated Credit Agreement, other than QWI, (i) is a validly constituted and organized and validly subsisting corporation or partnership under its governing laws, (ii) has full capacity, power and authority to enter into the Amended and Restated Credit Agreement, and to perform the obligations on its part set out therein, (iii) has duly authorized, executed and delivered the Amended and Restated Credit

Agreement and (iv) has met the requirements of Applicable Laws in the United States of America for the entering into of the Amended and Restated Credit Agreement and for the performance of its obligations thereunder. Insofar as the aforesaid matters relate to World USA and QPHC, we refer you to the opinion of Messrs. Arnold & Porter, dated the date hereof and addressed and delivered to you concurrently herewith and to the qualifications and assumptions therein set forth.

We have finally assumed that the Credit Agreement constitutes legal, valid, binding and enforceable obligations of each party thereto, other than the Borrowers and QPHC.

Based on the foregoing, but subject to the qualifications hereinafter set forth, we are of the opinion that:

1. QWI is a corporation amalgamated and validly existing under the Canada Business Corporations Act (Canada) and in good standing under the said Act and the Act Respecting the Legal Publicity of Sole Proprietorships, Partnerships and Legal Persons (Quebec) and it has the corporate power and capacity to carry on business, to enter into and to perform its obligations, as Borrower and as guarantor, under the Amended and Restated Credit Agreement;

2. the execution and delivery of the Amended and Restated Credit Agreement by QWI, as Borrower or as guarantor, as the case may be, and the performance by QWI of its obligations, as the case may be, as Borrower or as guarantor, under the Amended and Restated Credit Agreement have been duly authorized by all necessary corporate action on the part of QWI and, to the extent required by QWI's articles and by-laws, the shareholders of QWI have authorized the entering into of the Amended and Restated Credit Agreement;

3. neither the execution and delivery of the Amended and Restated Credit Agreement by QWI, as Borrower or as guarantor, as the case may be, nor compliance by QWI, as Borrower or as guarantor, as the case may be, with the terms and provisions thereof will:

     (i) conflict with, violate, result in a breach of, or constitute a default under any provision of the articles or by-laws of QWI, or

     (ii) conflict with, violate or result in a breach of the laws or regulations in force in the Province of Quebec applicable to QWI;

4. the Amended and Restated Credit Agreement has been duly executed and delivered by QWI, as Borrower and as guarantor;

5. the Credit Agreement constitutes legal, valid and binding obligations of each of the Borrowers (in the case of QWI, as Borrower and as guarantor) and, as intervenant,

     QPHC enforceable against each of the Borrowers and QPHC in accordance with its terms;

6. no authorization of, or giving of notice to, or registration with any governmental body or authority of Canada or the Province of Quebec is required for the execution and delivery by, and the enforceability against, the Borrowers (in the case of QWI, as Borrower and as guarantor) and, as intervenant, QPHC of the Credit Agreement or for the effecting of Borrowings under the Credit Agreement.

The opinions expressed herein are subject to the assumptions hereinabove set forth and to the following qualifications:

A. the enforcement of the Credit Agreement or any judgment arising out of or in connection therewith may be limited by any applicable bankruptcy, winding up, insolvency, moratorium, reorganization, prescription or other similar laws affecting creditors' rights generally;

B. because, under Quebec law, a security interest may only be granted by way of a hypothec (which must be granted for a sum certain) or by way of pledge, no opinion is expressed herein with respect to the effectiveness of the provisions of Sections 3.11.3(d), 3.14, 8.11, 9.8 and 18.11 of the Credit Agreement providing for cash to be held in the circumstances stated therein as collateral security;

C. no opinion is expressed herein with respect to the effectiveness of the obligation to pay interest at the rates of interest provided for in Sections 18.5.1, 18.5.2 and 18.11 of the Credit Agreement as such rates are not fixed by the provisions of such Sections;

D. we express no opinion with respect to any provision of the Credit Agreement which purports to waive the rights of any party under any legislation which precludes or restricts such waiver;

E. we express no opinion as to the effectiveness of any provision of the Credit Agreement which purports to allow for the compensation or set-off of unmatured or unliquidated claims;

F. Article 2345 of the Civil Code of Quebec (the "CIVIL CODE") obliges the creditor under a guarantee to provide, upon request from the guarantor, any useful information respecting the content and the terms and conditions of the principal obligation and the progress made in its performance;

G. the provisions of Article 2355 of the Civil Code render null any waiver of the benefit of subrogation by a guarantor; consequently, it could be argued that, if as a result of the acts of the Administrative Agent or the Lenders, QWI, as guarantor under the guarantee created pursuant to Article X of the Credit Agreement (the "QWI GUARANTEE") could no longer be usefully subrogated to the rights of the Administrative Agent or the Lenders, or if QWI were to be deprived of a security or a right which it could have set up by subrogation, QWI would be discharged to the extent of the prejudice that QWI has suffered, notwithstanding any provisions of the QWI Guarantee to the opposite effect;

H. under Article 2363 of the Civil Code, a guarantee attached to the performance of special duties is terminated upon cessation of such duties. While the courts have not been called upon to construe the nature and extent of "special duties" within the meaning of said Article 2363, we are of the view that this provision would not apply to a shareholder who is not also a director, officer or employee of a corporation;

I. as the QWI Guarantee may be construed to cover future or undetermined debts, QWI may, as permitted by Article 2362 of the Civil Code, terminate its obligations as guarantor under the QWI Guarantee after three years (so long as the guaranteed indebtedness has not become due) by giving prior and sufficient notice to the other Borrower, QPHC and any other guarantor of such indebtedness and the Administrative Agent; notwithstanding such termination of the QWI Guarantee, QWI would remain liable for guaranteed debts existing at the time of such termination;

J. any provision of the QWI Guarantee purporting to allow World USA or any of the Finance Parties to increase the obligations guaranteed by the QWI Guarantee or otherwise amend such obligations without the consent of QWI (a "waiver clause") might not be enforced by a court of the Province of Quebec and accordingly, we express no opinion on the validity or enforceability of the QWI Guarantee to the extent that such obligations are modified or amended without the consent of QWI;

K. Article 2340 of the Civil Code provides that a guarantee "may be contracted only for a valid obligation" and Article 2341 of the Civil Code provides that a guarantee may not be contracted under conditions more onerous than those applicable to the guaranteed obligations. We express no opinion as to the enforceability of any particular provisions of the QWI Guarantee which may contravene the provisions of said articles;

L. the question of whether or not any of the provisions of the Credit Agreement which may be rendered invalid on account of illegality may be severed from the other provisions thereof in order to save those other provisions would be determined by a Quebec court in its discretion;

M. in the event that litigation should ensue outside Quebec, the Borrowers may be subject to Section 2 of the Business Concerns Records Act (Quebec) which provides that "Subject to section 3, no person shall, pursuant to or under any requirement issued by any legislative, judicial or administrative authority outside Quebec, remove or cause to be removed, or send or cause to be sent, from any place in Quebec to a place outside

     Quebec, any document or resume or digest of any document relating to any concern"; for the purposes of the Business Concerns Records Act (Quebec), "document" means any account, balance sheet, statement of receipts and expenditure, profit and loss statement, statement of assets and liabilities, inventory, report and any other writing or material forming part of the records or archives of a business concern;

N. the obligations of the parties under the Credit Agreement and the enforceability thereof are subject to all qualifications which, by equity, usage or law, are incidental thereto by their nature, including without limitation:

     (i) in accordance with Articles 6 and 1375 of the Civil Code, good faith which the parties must have exercised and must continue to exercise in the negotiation, implementation and enforcement of the Credit Agreement;

     (ii) equitable remedies such as specific performance and injunctive relief which may be ordered by a court in its discretion and accordingly may not be available as a remedy in an action brought to enforce the Credit Agreement;

     (iii) the powers of the courts to stay proceedings before them and to stay the execution of judgments;

     (iv) the Currency Act (Canada) pursuant to which a court in Canada will render judgment only in lawful currency of Canada;

     (v) the discretion that a court may reserve to itself to decline to hear an action if it is contrary to public policy for it to do so or if it is not the proper forum to hear such action;

     (vi) limitations which may be imposed by law on the effectiveness of terms exculpating a party from a liability resulting from gross or intentional fault;

     (vii) reasonable time which must be given to the Borrowers to make payment of any amount demanded in respect of any obligation payable on demand or without notice, and the restrictions on the Lenders' rights to enforce the Credit Agreement during such period of time;

     (viii) limitations upon the right of a party to the Credit Agreement to enforce such document on the basis of a default of minor importance or of a purely technical default, such as a failure to timely produce a document;

     (ix) the discretion that a court may reserve to itself to decline to be bound by the provisions of the Credit Agreement to the effect that certain calculations, certificates or determinations of fact will be conclusive and binding; and

     (x) in accordance with Article 2332 of the Civil Code, the possibility of cancellation or reduction by a court of the obligations arising from the Credit Agreement or the revision by a court of the terms and conditions of the performance of these obligations to the extent that if it finds that, having regard to the risk and to all the surrounding circumstances, one of the parties has suffered lesion, Article 1406 of the Civil Code providing that "lesion results from the exploitation of one of the parties by the other, which creates a serious disproportion between the prestations of the parties; the fact that there is a serious disproportion creates a presumption of exploitation".

O. we express no opinion as to the validity or enforceability of any provision of the Credit Agreement providing for the creation of an irrevocable mandate;

P. taking into consideration Section 347 of the Criminal Code (Canada) and the definition given to "interest payments" therein, any interest payment in virtue of the Amended and Restated Credit Agreement exceeding 60% per annum would result in a criminal infraction rendering the recipient of the payments subject to the penalties provided for in said Section 347;

Q. we express no opinion as to the enforceability of any provision of the Credit Agreement to the effect that monies or assets received shall be received or held "in trust" or as "trustee";

R. we express no opinion on any provision of the Credit Agreement which purports to enable the Administrative Agent or the Lenders to recover any cost of enforcement or fees in excess of the legal tariff; and

S. we express no opinion on any provision of the Credit Agreement which suggests or provides that modifications, amendments or waivers thereto that are not in writing will not be effective.

This opinion is limited to the laws in force in the Province of Quebec and may only be relied upon by the persons to which it is addressed and their permitted successors and assigns and for the purposes of the transactions contemplated in the Credit Agreement. This opinion may not be quoted from or referred to in any other document without our prior written consent.

Yours truly,

                                   SCHEDULE I

                                  OTHER LENDERS

ROYAL BANK OF CANADA
ABN AMRO BANK N.V.
BANK OF AMERICA, N.A., CANADA BRANCH
BANK OF AMERICA, N.A.
BNP PARIBAS (CANADA)
BNP PARIBAS, DUBLIN BRANCH
CITIBANK, N.A. CANADIAN BRANCH
CITIBANK, N.A.
THE BANK OF NOVA SCOTIA
THE TORONTO-DOMINION BANK
TORONTO-DOMINION (TEXAS) LLC
BANK OF MONTREAL
JPMORGAN CHASE BANK, N.A., TORONTO BRANCH
JPMORGAN CHASE BANK, N.A.
SOCIETE GENERALE (CANADA)
SOCIETE GENERALE
CANADIAN IMPERIAL BANK OF COMMERCE
CIBC INC.
NATIONAL BANK OF CANADA
NORDEA BANK FINLAND PLC, NEW YORK BRANCH
CONGRESS FINANCIAL CORPORATION (CANADA)
WACHOVIA BANK, NATIONAL ASSOCIATION
BANK OF TOKYO-MITSUBISHI (CANADA)
THE BANK OF TOKYO-MITSUBISHI, LTD. NEW YORK BRANCH
SAMPO BANK PLC

                               SCHEDULE 11.4(G)-B

                    OPINION OF US COUNSEL TO THE LOAN PARTIES
                                (Section 11.4(g))

                    [UNDER LETTERHEAD OF ARNOLD & PORTER LLP]

                                December 15, 2005

ROYAL BANK OF CANADA, as
Administrative Agent and Lender
under the Credit Agreement
referred to below

- and -

RBC CAPITAL MARKETS, as
Arranger under the Credit
Agreement referred to below


- and -

EACH OTHER LENDER
IDENTIFIED IN SCHEDULE I
HERETO UNDER THE CREDIT
AGREEMENT REFERRED TO
BELOW

- and -

STIKEMAN ELLIOTT LLP

     Re: Quebecor World Inc. and Quebecor World (USA) Inc.-- Credit Agreement

Ladies and Gentlemen:

     We have acted as counsel to Quebecor World (USA) Inc., a Delaware corporation ("QWUSA"), and Quebecor Printing Holding Company, a Delaware corporation ("QPHC"), in connection with an amended and restated credit agreement dated as of December 15, 2005 among Quebecor World Inc. and QWUSA, as borrowers (collectively, the "Borrowers"), the lenders listed on the signature pages thereof, Royal Bank of Canada, as Administrative Agent, and RBC Capital Markets, as Arranger, with QPHC, as intervenant (the "Amended and Restated Credit Agreement"), which amends and restates the amended and restated credit agreement dated as of November 7, 2003 among Quebecor World Inc. and QWUSA, as borrowers, the lenders listed on the signature pages thereof, Royal Bank of Canada, as Administrative Agent, and RBC Capital Markets, as Arranger, with QPHC, as intervenant, as amended by a first amending agreement dated as of November 5, 2004 among Quebecor World Inc., QWUSA, the lenders listed on the signature pages thereof, Royal Bank of Canada, as administrative agent, and RBC Capital Markets, as arranger (as so amended, the "2003 Amended and Restated Credit Agreement"), which amended and restated the amended and restated credit agreement dated as of April 24, 2002 (the "2002 Amended and Restated Credit Agreement") among Quebecor World Inc., QWUSA and Quebecor World Capital GP, a Delaware general partnership ("USGP"), as borrowers, the lenders listed on the signature pages thereof, Royal Bank of Canada, as Administrative Agent, RBC Dominion Securities Inc., as arranger, and ABN AMRO Bank, N.V., Canada Branch, Bank of America, N.A. and Canadian Imperial Bank of Commerce, as arrangers and joint syndication agents, with QPHC, as intervenant, which amended and restated the credit agreement dated as of April 28, 1999 (the "Original Credit Agreement") among the Borrowers, USGP, the lenders listed on the signature pages thereof, Royal Bank of Canada, as arranger and Administrative Agent, and ABN AMRO Bank Canada, Bank of America Canada and Canadian Imperial Bank of Commerce, as arrangers and joint syndication agents, as amended by (i) the first amending agreement dated as of August 12, 1999 (the "First Amending Agreement") among the Borrowers, USGP, and Royal Bank of Canada, as Administrative Agent, with QPHC, as intervenant, (ii) the second amending agreement dated as of August 18, 1999 (the "Second Amending Agreement") among the Borrowers, USGP, the lenders listed on the signature pages thereof, Royal Bank of Canada, as arranger and Administrative Agent, and ABN AMRO Bank Canada, Bank of America Canada and Canadian Imperial Bank of Commerce, as arrangers and joint syndication agents, with QPHC, as intervenant, and (iii) the third amending agreement dated as of April 26, 2000 (the "Third Amending Agreement") among the Borrowers, USGP and Royal Bank of Canada, as Administrative Agent, with QPHC, as intervenant. The Original Credit Agreement, as amended by the First Amending Agreement, the Second Amending Agreement and the Third Amending Agreement, as amended and restated by the 2002 Amended and Restated Credit Agreement and the 2003 Amended and Restated Credit Agreement, and as further amended and restated by the Amended and Restated Credit Agreement, is herein called the "Credit Agreement".

     This opinion is delivered to you pursuant to Section 11.4(g) of the Amended and Restated Credit Agreement. The capitalized terms used in this opinion have herein the respective meanings specified in the Credit Agreement unless the context of this opinion otherwise requires or unless such terms are otherwise defined in this opinion.

     In rendering the opinion set forth below, we have examined and relied upon originals or copies certified or otherwise identified to our satisfaction of the following documents:

     (a) the Credit Agreement;

     (b) certificates of good standing issued by the appropriate state authorities in respect of each of QWUSA and QPHC (together, the "US Loan Parties");

     (c) resolutions of the board of directors of each of QWUSA and QPHC authorizing the execution by QWUSA and QPHC, respectively, of the Amended and Restated Credit Agreement to which each is respectively a party or intervenant and the performance of the obligations on their respective parts set forth therein;

     (d) the certificate of incorporation and by-laws of each of the US Loan Parties;

     (e) certificates of incumbency for each of the US Loan Parties;

     (f) a loan party guarantee agreement dated as of April 28, 1999 by QWUSA in favor of the Administrative Agent and a loan party guarantee agreement dated as of April 28, 1999 by QPHC in favor of the Administrative Agent (all such loan party guarantee agreements collectively, the "Guarantee Agreements"); and

     (g) all such corporate records and other records and documents as we have considered necessary or desirable for purposes of this opinion.

     For purposes of this opinion, we have assumed the genuineness of all signatures (other than those on behalf of QWUSA and QPHC on the Credit Agreement and the Guarantee Agreements), the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies and the legal capacity of all individuals.

     In addition we have assumed that each party to the Credit Agreement and the Guarantee Agreements, other than the US Loan Parties, (i) is a validly constituted and organized and validly existing corporation under its governing laws, (ii) has full capacity, power and authority to enter into the Credit Agreement and the Guarantee Agreements, as the case may be, and to perform the obligations on its part set out therein and (iii) has duly authorized, executed and delivered the Credit Agreement and the Guarantee Agreements, as the case may be. Finally, we have assumed that the Credit Agreement is enforceable in accordance with its governing laws, namely the laws of the Province of Quebec, Canada and the federal laws of Canada applicable therein.

     Based on the foregoing and subject to the qualifications set forth herein, we are of the opinion that:

     1. Each of QWUSA and QPHC is duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

     2. Each of the US Loan Parties has the corporate power and capacity to carry on business as now being conducted, to own its properties and assets and to enter into, as party or as intervenant, and to perform its obligations under the Amended and Restated Credit Agreement.

     3. The execution and delivery by each of the US Loan Parties of the Amended and Restated Credit Agreement and the performance by each of the US Loan Parties of its obligations under the Amended and Restated Credit Agreement have been duly authorized by all necessary corporate action (including any necessary shareholder action) by each of the US Loan Parties.

     4. The execution, delivery and performance by each of the US Loan Parties, as party or as intervenant, of the Amended and Restated Credit Agreement and the consummation of the transactions contemplated therein do not:

     (i) constitute a violation of the certificate of incorporation or by-laws of such US Loan Party, or

     (ii) constitute a violation of the laws or regulations of the State of New York, the General Corporation Law of the State of Delaware or the federal law of the United States of America applicable to it.

     5. Each of the US Loan Parties has duly executed and delivered, as party or as intervenant, the Amended and Restated Credit Agreement.

     6. The execution, delivery and performance by each of the US Loan Parties of the Credit Agreement, and the consummation by it of the transactions contemplated therein, do not require any authorization of, or giving of notice to, or registration with, any governmental body or authority of the State of New York or of the United States of America.

     7. Notwithstanding the amendments contained in the Credit Agreement, each of the Guarantee Agreements continues to constitute a legal, valid and binding obligation of the US Loan Party thereto, enforceable against the US Loan Party thereto in accordance with its terms except to the extent such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, receivership, fraudulent conveyance or similar laws affecting or relating to the enforcement of creditors' rights generally, and by equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

     8. Any judgment against any of the US Loan Parties given by a court in the Province of Quebec for a definite sum of money, which is final, conclusive and enforceable where rendered, relating to any suit against any of the US Loan Parties for the enforcement of any of the Credit Agreement and the Guarantee Agreements, is recognizable and enforceable against such US Loan Party by the Supreme Court of the State of New York, New York County, without re-examination or re-trial of the matters adjudicated upon, unless, consistent with Section 5304 of the New York Civil Practice Law and Rules (i) the judgment was rendered under a system which does not provide impartial tribunals or procedures compatible with the requirements of due process of law; (ii) the court did not have personal jurisdiction over the defendant; (iii) the court did not have jurisdiction over the subject matter; (iv) the defendant in the proceedings in the court did not receive notice of the proceedings in sufficient time to enable it to defend; (v) the judgment was obtained by fraud; (vi) the cause of action on which the judgment is based is repugnant to the public policy of the State of New York; (vii) the judgment conflicts with another final and conclusive judgment; (viii) the proceeding in the court was contrary to an agreement (other than any of the Credit Agreement and the Guarantee Agreements) between the parties under which the dispute in question was to be settled otherwise than by proceedings in that court; or (ix) in the case of jurisdiction based only on personal service, the court was a seriously inconvenient forum for the trial of the action.

     9. The choice of the laws of the Province of Quebec and federal laws of Canada applicable therein to govern the Credit Agreement should be upheld as a valid choice of law in any action against QWUSA to enforce the Credit Agreement in the courts of the State of New York; provided that the application of such law does not violate the public policies or purposes of any law of the State of New York.

     10. None of the US Loan Parties is (i) an "investment company" or a Person "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended, or (ii) a "holding company" or a "subsidiary company" of a "holding company" or an "affiliate" of either a "holding company" or a "subsidiary company" within the meaning of the Public Utility Holding Company Act of 1935, as amended.

     We express this opinion as members of the Bar of the State of New York and we do not express any opinion as to matters governed by any laws other than the laws of the State of New York, the General Corporation Law of the State of Delaware and the federal law of the United States of America. This opinion speaks only as of its date. In the absence of a specific request, we assume no obligation to supplement or update this opinion as of any date occurring hereafter. This opinion may only be relied upon by the persons to whom it is addressed and for the purposes of the transactions contemplated in the Credit Agreement.

Very truly yours,

                                   SCHEDULE I

                                  OTHER LENDERS

ABN AMRO BANK N.V.
BANK OF AMERICA, N.A., CANADA BRANCH
BANK OF AMERICA, N.A.
BNP PARIBAS (CANADA)
BNP PARIBAS, DUBLIN BRANCH
CITIBANK, N.A. CANADIAN BRANCH
CITIBANK, N.A.
THE BANK OF NOVA SCOTIA
THE TORONTO-DOMINION BANK
TORONTO DOMINION (TEXAS), INC.
BANK OF MONTREAL
JPMORGAN CHASE BANK, N.A., TORONTO BRANCH
JPMORGAN CHASE BANK, N.A.
SOCIETE GENERALE (CANADA)
SOCIETE GENERALE
CANADIAN IMPERIAL  BANK OF COMMERCE
CIBC INC.
NATIONAL BANK OF CANADA
NORDEA BANK FINLAND PLC, NEW YORK BRANCH
CONGRESS FINANCIAL CORPORATION (CANADA)
WACHOVIA BANK, NATIONAL ASSOCIATION
BANK OF TOKYO-MITSUBISHI (CANADA)
THE BANK OF TOKYO-MITSUBISHI, LTD. NEW YORK BRANCH
SAMPO BANK PLC

                                SCHEDULE 11.4 (H)

                   OPINION OF CANADIAN COUNSEL TO THE LENDERS
                                (Section 11.4(h))

                   [UNDER LETTERHEAD OF STIKEMAN ELLIOTT LLP]

                                                               December 15, 2005

ROYAL BANK OF CANADA,                      RBC CAPITAL MARKETS, as Arranger
as Administrative Agent and Lender under   under the Credit Agreement referred
the Credit Agreement referred to below     to below

EACH OTHER LENDER IDENTIFIED IN
SCHEDULE I HERETO UNDER THE
CREDIT AGREEMENT REFERRED TO
BELOW

Dear Sirs:

RE: QUEBECOR WORLD INC. AND QUEBECOR WORLD (USA) INC.

     We have acted as counsel to the Administrative Agent in connection with an amended and restated credit agreement dated as of December 15, 2005 among Quebecor World Inc. ("QWI"), as borrower and guarantor, and Quebecor World (USA) Inc. ("QWUSA"), as borrower (QWI and QWUSA being collectively referred to herein as the "BORROWERS"), the lenders listed on the signature pages thereof, Royal Bank of Canada, as Administrative Agent, RBC Capital Markets, as Arranger, with, as intervenant, Quebecor Printing Holding Company ("QPHC") (the "AMENDED AND RESTATED CREDIT AGREEMENT").

     The capitalized terms used in this opinion which are defined in the Credit Agreement (defined below) have herein the respective meanings therein specified unless the context of this opinion otherwise requires or unless such terms are otherwise defined in this opinion.

1.   EXAMINATIONS

     In this connection, we have examined original executed copies or copies certified to our satisfaction of the following documents:

(a) the credit agreement dated as of April 28, 1999 among QWI (then known as Imprimeries Quebecor Inc. - Quebecor Printing Inc.), QWUSA (then known as Quebecor Printing (USA) Holdings Inc.) and Quebecor World Capital GP (then known as Quebecor Printing Capital GP) ("USGP"), as borrowers, the lenders listed on the signature pages thereof, Royal Bank of Canada, as arranger and Administrative Agent, and ABN AMRO Bank Canada, Bank of America Canada and Canadian Imperial Bank of Commerce, as arrangers and joint syndication agents (the "ORIGINAL CREDIT AGREEMENT");

(b) the first amending agreement to credit agreement dated as of August 12, 1999 among QWI (then known as Imprimeries Quebecor Inc. - Quebecor Printing Inc.), QWUSA (then known as Quebecor Printing (USA) Holdings Inc.) and USGP (then known as Quebecor Printing Capital GP) and the Administrative Agent with, as intervenant, QPHC (the "FIRST AMENDING AGREEMENT");

(c) the second amending agreement to credit agreement dated as of August 18, 1999 among QWI (then known as Imprimeries Quebecor Inc. - Quebecor Printing Inc.), QWUSA (then known as Quebecor Printing (USA) Holdings Inc.) and USGP (then known as Quebecor Printing Capital GP), the lenders listed on the signature pages thereof, Royal Bank of Canada, as Administrative Agent and arranger, ABN AMRO Bank Canada, Bank of America Canada and Canadian Imperial Bank of Commerce, as arrangers and joint syndication agents with, as intervenant, QPHC (the "SECOND AMENDING AGREEMENT");

(d) the third amending agreement to credit agreement dated as of April 26, 2000 among QWI, QWUSA (then known as Quebecor Printing (USA) Holdings Inc.) and USGP (then known as Quebecor Printing Capital GP) and the Administrative Agent with, as intervenant, QPHC (the "THIRD AMENDING AGREEMENT");

(e) the amended and restated credit agreement dated as of April 24, 2002 among QWI, QWUSA and USGP, as borrowers, the lenders listed on the signature pages thereof, Royal Bank of Canada, as Administrative Agent, RBC Dominion Securities Inc., as arranger, and ABN AMRO Bank N.V., Canada Branch, Bank of America N.A. and Canadian Imperial Bank of Commerce, as arrangers and joint syndication agents, with, as intervenant, QPHC (the "2002 AMENDED AND RESTATED CREDIT AGREEMENT"); and

(f) the amended and restated credit agreement dated as of November 7, 2003 among QWI and QWUSA, as borrowers, the lenders listed on the signature pages thereof, Royal Bank of Canada, as Administrative Agent, RBC Capital Markets, as arranger, with, as intervenant, QPMC (the "2003 AMENDED AND RESTATED CREDIT AGREEMENT);

(g) the first amending agreement to the amended and restated credit agreement dated as of November 7, 2003 made as of November 5, 2004 among QWI and QWUSA, as borrowers, the lenders listed on the signature pages thereof, Royal Bank of Canada, as Administrative Agent, RBC Capital Markets, as arranger, with, as intervenant, QPHC (the "2004 AMENDMENT");

     (the Original Credit Agreement, as amended by the First Amending Agreement, the Second Amending Agreement and the Third Amending Agreement, as further amended and restated by the 2002 Amended and Restated Credit Agreement, as further amended and restated by the 2003 Amended and Restated Credit Agreement as amended by the 2004 Amendment and as further amended and restated by the Amended and Restated Credit Agreement is herein called the "CREDIT AGREEMENT");

(h) all such records and documents as we have considered necessary or desirable in order that we may give this opinion.

2.   ASSUMPTIONS AND RELIANCE

     In our examination of the Credit Agreement as well as of the other documents and certificates above-mentioned, we have assumed:

2.1 the legal capacity of all individuals, the genuineness of all signatures on, and the authenticity and completeness of, all documents submitted to us as original documents, and the conformity to authentic original documents of all documents submitted to us as notarial, certified, photostat or similarly reproduced copies of such original documents;

2.2 the currency, completeness, truth and accuracy of all facts set forth in the official public records, certificates and documents supplied by public officials or otherwise conveyed to us by public officials;

2.3 that each of the parties to the Credit Agreement is, and was at all relevant times, a validly incorporated and organized and validly subsisting corporation or, in the case of USGP, partnership, under its governing laws, has, and had at all relevant times, the corporate capacity to execute, deliver and perform its obligations under the Credit Agreement and has taken, and had taken at all relevant times, all necessary actions to authorize the execution, delivery and performance by it of such Credit Agreement and that neither the execution, delivery and performance of the Credit Agreement, nor the consummation of the transactions contemplated thereby, conflict with, or conflicted with at all relevant times, or result in, or resulted in at all relevant times, a breach of their respective constating documents and by-laws;

2.4 that each of the parties to the Credit Agreement has duly executed and delivered the Credit Agreement;

2.5 that the Credit Agreement constitutes, and constituted at all relevant times, a legal, valid, binding and enforceable obligation of each of the parties thereto other than the Borrowers and, as intervenant, QPHC;

2.6 that each party to the Credit Agreement has met the requirements of Applicable Laws in the United States of America for the entering into of the Credit Agreement and for the performance of its obligations thereunder.

     With respect to certain matters described in paragraphs 2.3 and 2.4 hereinabove, we refer you to the legal opinions (and the assumptions and qualifications therein set forth) of Ogilvy Renault dated December 15, 2005 and of Arnold & Porter also dated December 15, 2005, as to which opinions we assume no responsibility.

3.   LAW

     Our opinions set out below are limited to the laws of the Province of Quebec and the federal laws of Canada applicable therein, as of the date of this opinion letter.

4.   OPINIONS

     Based upon and relying on the foregoing and subject to the assumptions, qualifications and limitations set forth in this opinion letter, we are of the opinion that:

4.1 the Credit Agreement constitutes legal, valid and binding obligations of each of the Borrowers (in the case of QWI, as Borrower and as guarantor) and, as intervenant, QPHC enforceable against each of them in accordance with its terms;

4.2 no authorization of, or giving of notice to, or registration with any governmental body or authority of Canada or the Province of Quebec is required for the execution and delivery by, and the enforceability against, the Borrowers (in the case of QWI as Borrower and as guarantor) and, as intervenant, QPHC of the Credit Agreement or for the effecting of Borrowings under the Credit Agreement.

5.   QUALIFICATIONS

     The foregoing opinions are subject to the following qualifications and limitations:

5.1 The enforceability of the provisions of the Credit Agreement is subject to applicable laws relating to bankruptcy, insolvency, reorganization and other similar laws affecting creditors' rights generally and to the fact that specific performance and other equitable remedies are subject to the discretion of a court of competent jurisdiction before which such equitable remedies are sought and to the power of a court to stay proceedings before it, to stay the execution of judgments and to grant relief against forfeiture.

5.2 The obligations of the parties under the Credit Agreement and the enforceability thereof is subject to all qualifications which, by equity, usage or law, are incidental thereto by their nature and to principles of good faith, reasonableness and public order as such principles are construed and applied by the courts of the Province of Quebec. These qualifications and principles include, without limitation:

     5.2.1 in accordance with Articles 6 and 1375 of the Civil Code of Quebec (the "CIVIL CODE"), good faith which the parties must have exercised and must continue to exercise in the negotiation, implementation and enforcement of the Credit Agreement;

     5.2.2 limitations upon the rights of the Lenders and the Administrative Agent to receive immediate payment of amounts stated to be payable on demand;

     5.2.3 limitations upon the rights of the party to any document to enforce the same on the basis of a purely technical or immaterial default;

     5.2.4 limitations on provisions expressly or by implication waiving rights or defences under any legislation;

     5.2.5 the discretion that a court may reserve to itself to decline to hear an action if it is contrary to public order for it to do so or to decline to order any Borrower or QPHC to perform covenants;

     5.2.6 limitations which may be imposed by law on the effectiveness of the terms exculpating a party from a liability or indemnifying a party in respect of their breach of duty otherwise owed by it to another as well as on the effectiveness of rights of indemnity or of contribution;

     5.2.7 judicial inquiry into the merits of any claim by an aggrieved party in spite of any provision of any document to the effect that certain calculations, determinations or certificates will be conclusive and binding and, in addition, the ineffectiveness of such provisions if such calculations, determinations or certificates are fraudulent or erroneous on their face;

     5.2.8 general principles whereby a party may not be bound to fulfill obligations which are indeterminate or indeterminable;

     5.2.9 rights of indemnity and contribution may be limited by applicable law; and

     5.2.10 in accordance with article 2332 of the Civil Code, the possibility of cancellation or reduction by a court of the obligations arising from the Credit Agreement, or the revision by a court of the terms and conditions of the performance of the obligations comprised therein to the extent that it finds that, having regard to the risk and to all the circumstances, one of the parties has suffered lesion.

5.3  We express no opinion with respect to:

     5.3.1 the legality, validity, binding nature or enforceability of the clauses of the Credit Agreement which purport to enable the Administrative Agent or the Lenders to recover any cost of enforcement or fees in excess of the legal tariff;

     5.3.2 the legality, validity, binding nature or enforceability of the provisions of the Credit Agreement purporting to waive the application of provisions which are of public order in applicable laws;

     5.3.3 the legality, validity, binding nature or enforceability of any provision of the Credit Agreement which suggests or provides that modifications, amendments or waivers thereto that are not in writing will not be effective;

     5.3.4 the provisions of Section 347 of the Criminal Code (Canada);

     5.3.5 any provision of the Credit Agreement which purports to allow for the compensation or set-off of unmatured or unliquidated claims;

     5.3.6 the effectiveness of any obligation to pay interest at the rate of interest established on the basis of a Person's deposit rate, cost of funds, or other undetermined basis, such as in Sections 18.5.1, 18.5.2 and 18.11 of the Credit Agreement, as such rates are not fixed by the provisions thereof;

     5.3.7 the provisions of Sections 3.11.3 (d), 3.14, 8.11, 9.8 and 18.11 of
          the Credit Agreement providing for cash to be held as collateral security for the obligations of the Borrowers under the Credit Agreement pursuant to the terms and conditions of said Sections;

     5.3.8 any provision of the Credit Agreement which purports to oblige the Borrowers to be liable with respect to any obligation which shall, in any manner, be extinguished or otherwise held void or unenforceable;

     5.3.9 the validity under the laws of the Province of Quebec of any trusts purported to be created under the Credit Agreement;

     5.3.10 the enforceability of any provision contained in the Credit Agreement which purports to incorporate by reference the provisions of any other agreement which might not be enforceable under the laws of the Province of Quebec and the federal laws of Canada applicable therein;

     5.3.11 the irrevocable nature of any power of attorney provided for in the Credit Agreement.

5.4 If any provision of the Credit Agreement is held to be null, without effect or deemed unwritten, such nullity, ineffectiveness or presumption would not render such document invalid in other respects unless it is apparent that such Credit Agreement may be considered only as an indivisible whole.

5.5 The Currency Act (Canada) precludes a court in Canada from giving judgment in any currency other than lawful money of Canada and the rate of exchange used by a court in converting amounts for purposes of any judgment, and the date on which such conversion is made, may be different than as provided for in the Credit Agreement.

5.6 In the event that litigation should ensue outside Quebec, the Borrowers may be subject to Section 2 of the Business Concerns Records Act (Quebec) which provides that "Subject to Section 3, no person shall, pursuant to or under any requirement issued by any legislative, judicial or administrative authority outside Quebec, remove or cause to be removed, or send or cause to be sent, from any place in Quebec to a place outside Quebec, any document or resume or digest of any document relating to any concern"; for the purposes of the Business Concerns Records Act (Quebec), "document" means any account, balance sheet, statement or receipts and expenditure, profit and loss statement, statement of assets and liabilities, inventory, report and any other writing or material forming part of the records or archives of a business concern.

5.7 The suretyship (the "GUARANTEE") contained in Section 10.1 of the Credit Agreement may not be (i) extended beyond the limits for which it was contracted, and (ii) contracted for an amount in excess of that owed by QWUSA or under more onerous conditions, and in such latter case, obligations under the Credit Agreement are reducible to the measure of the obligations of the Borrowers to the Lenders, the Administrative Agent and the other Finance Parties under the Credit Agreement.

5.8 Pursuant to Article 2362 of the Civil Code, QWI may terminate the Guarantee three (3) years after the execution thereof, so long as the debts thereunder have not become exigible, by giving prior and sufficient notice to QWUSA, QPHC, the Lenders, the Administrative Agent and the other sureties in respect of the Credit Agreement. However, upon termination of the Guarantee, QWI will remain liable for debts existing at that time, even if those debts are subject to a condition or a term.

5.9 QWI may not, under the Credit Agreement, renounce in advance to the benefit of subrogation or to the right to information.

6.   LIMITATION

     This opinion letter is limited to the matters stated herein and is addressed to you solely for the purposes of the transactions contemplated by the Documents and solely for your own use and benefit in respect of such transactions and may not be disclosed to or relied upon by any other person or for any other purpose without our prior written consent. Furthermore, the respective successors and permitted assigns of the Lenders or the Administrative Agent, as the case may be, may rely on this opinion letter, which may be disclosed thereto and used by them, without any further consent of the undersigned, but only as of the date hereof.

                                        Yours very truly,

                                   SCHEDULE I

                                  OTHER LENDERS

ABN AMRO BANK N.V.
BANK OF AMERICA, N.A., CANADA BRANCH
BANK OF AMERICA, N.A.
BNP PARIBAS (CANADA)
BNP PARIBAS, DUBLIN BRANCH
CITIBANK, N.A. CANADIAN BRANCH
CITIBANK, N.A.
THE BANK OF NOVA SCOTIA
THE TORONTO-DOMINION BANK
TORONTO DOMINION (TEXAS) LLC
BANK OF MONTREAL
WACHOVIA BANK, NATIONAL ASSOCIATION
CONGRESS FINANCIAL CORPORATION (CANADA)
CANADIAN IMPERIAL BANK OF COMMERCE
CIBC INC.
NATIONAL BANK OF CANADA
NORDEA BANK FINLAND PLC, NEW YORK BRANCH
BANK OF TOKYO-MITSUBISHI (CANADA)
THE BANK OF TOKYO-MITSUBISHI, LTD. NEW YORK BRANCH
SAMPO BANK PLC
SOCIETE GENERALE (CANADA)
SOCIETE GENERALE
JPMORGAN CHASE BANK, N.A., TORONTO BRANCH
JPMORGAN CHASE BANK, N.A.

                               SCHEDULE 12.1.7(C)

                            CERTIFICATE OF COMPLIANCE
                               (Section 12.1.7(c))

                                                     Date: _____________________

ROYAL BANK OF CANADA (as Administrative Agent)
200 Bay Street, South Tower
Royal Bank Plaza
12th Floor
Toronto, Ontario
M5J 2W7

Attention: Manager, Agency Services Group

Fax: (416) 842-4023

Dear Sirs:

                            CERTIFICATE OF COMPLIANCE

          I, _____________________________________________________, [CHIEF
EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER OR TREASURER] of Quebecor World Inc., ("QWI"), hereby certify, pursuant to Section 12.1.7 (c) of the Amended and Restated Credit Agreement dated as of December 15, 2005 among Quebecor World Inc. and Quebecor World (USA) Inc., as Borrowers, the financial institutions named on the signature pages thereof, as Lenders, Royal Bank of Canada, as Administrative Agent, and RBC Capital Markets, as Arranger (as in effect on the date hereof, the "AMENDED AND RESTATED CREDIT AGREEMENT"; terms defined therein that are not otherwise defined herein are used herein with the meanings therein ascribed to them), that:

          1. I am familiar with and have examined the provisions of the Amended and Restated Credit Agreement and I have made all appropriate investigations of the records of QWI, the other Borrower and the other Restricted Entities and I have asked all questions to the other executives and officers of each such party as I have deemed necessary or useful to allow me to give this certificate knowledgeably.

          2. [(a)] The accompanying [UNAUDITED](1) Consolidated financial statements of QWI and its Subsidiaries and QWI as at __________ and for the [FISCAL YEAR] [QUARTERLY ACCOUNTING PERIOD](1) ended __________, ____, are complete and correct and present fairly, in accordance with Canadian GAAP [(EXCEPT FOR CHANGES THEREIN OR DEPARTURES THEREFROM DESCRIBED BELOW THAT HAVE BEEN APPROVED IN WRITING BY MESSRS. __________, QWI'S CURRENT INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS)], the Consolidated financial position of QWI and its Subsidiaries and the Consolidated statements of income, retained earnings and cash flows for such [FISCAL YEAR] [QUARTERLY PERIOD, AND FOR THE ELAPSED PORTION OF THE FISCAL YEAR ENDED WITH

THE LAST DAY OF SUCH QUARTERLY PERIOD](1), in each case on the basis presented [AND SUBJECT ONLY TO NORMAL YEAR-END AUDITING ADJUSTMENTS].

          [(B) EXCEPT AS DISCLOSED OR REFLECTED IN SUCH FINANCIAL STATEMENTS, AS AT __________, NEITHER QWI NOR ANY OF ITS SUBSIDIARIES HAD ANY LIABILITY, CONTINGENT OR OTHERWISE, OR ANY UNREALIZED OR ANTICIPATED LOSS, THAT, SINGLY OR IN THE AGGREGATE, HAS HAD OR COULD REASONABLY BE EXPECTED TO HAVE A MATERIALLY ADVERSE EFFECT.]

          [3. THE CHANGES IN AND DEPARTURES FROM CANADIAN GAAP, AS THE CASE MAY BE, ARE AS FOLLOWS:

ALL SUCH CHANGES HAVE BEEN APPROVED IN WRITING BY MESSRS. __________.]

          4. Attached hereto as Appendix A are the calculations required to establish whether or not QWI was in compliance with Section 12.2.10 of the Amended and Restated Credit Agreement as at ___________________________.

          5. Based on an examination sufficient to enable me to make an informed statement, there exists no Default or Event of Default, except the following:

               [IF NONE EXIST, INSERT "NONE"; IF ANY DO EXIST, SPECIFY THE SAME BY SECTION, GIVE THE DATE THE SAME OCCURRED, WHETHER IT IS CONTINUING, AND THE STEPS BEING TAKEN BY QWI, THE OTHER LOAN PARTIES OR OTHER RESTRICTED ENTITIES, AS APPLICABLE, WITH RESPECT THERETO.]

          6. Attached hereto as Appendix B is a list setting forth (a) [THE PERSONS WHICH ARE RESTRICTED ENTITIES AS OF THE END OF THE LAST ANNUAL PERIOD,
(B)](2) the Persons which are Non-Restricted Entities as at the end of the last quarterly period together with the amount of the Investments therein by QWI and the Restricted Entities at such time and (c) the amount(s) of the Indebtedness incurred by QWI and the Operating Restricted Entities as at the end of the last quarterly period.


                                        ----------------------------------------
                                        [CHIEF EXECUTIVE OFFICER,
                                        CHIEF FINANCIAL OR TREASURER]

----------
1. Include only in the case of a certificate to be delivered with respect to quarterly financial statements.

2. Include only in the case of a certificate to be delivered with respect to the annual financial statements.

                                   APPENDIX A

                          TO CERTIFICATE OF COMPLIANCE

The period to which the following calculations relate commenced on ___________________________ and ended on ________________________.

(a) Ratio of EBITDA to Interest Expense of QWI: (Requirement of Section 12.2.10(a) of the Amended and Restated Credit Agreement: at all times no less than 3.50 to 1.00 calculated on the basis of the last four consecutive fiscal quarters):

     The ratio of EBITDA to Interest Expense of QWI, on a Consolidated basis, for the period of four fiscal quarters ended ____________________________ is ____________ to 1:00 based on the following sums:

     (i)  EBITDA (QWI to provide details of
          calculation thereof):                              __________________

     (ii) Interest Expense:                                  __________________

     Ratio of EBITDA to Interest Expense = line (i) / (ii): ______________: 1.00

(b) Ratio of QWI's Debt to Capitalization: (Requirement of Section 12.2.10 (b) of the Amended and Restated Credit Agreement: not to exceed at any time 60 % on the basis of calculations made at the end of each fiscal quarter):

     The ratio of QWI's Debt to Capitalization as at the fiscal quarter of QWI ended _____________ is ______________, based on the following:

     (i)  QWI's Debt(1):                           ____________________________

     (ii) Shareholder's equity of QWI(1):          ____________________________

     (iii) non-controlling interests of QWI(1):    ____________________________

     (iv) Capitalization = line (ii) + line (iii): ____________________________

     (v)  Ratio of QWI's Debt to Capitalization
          (line (i) / line (iv) x 100):            ____________________________%

(c) QWI's Debt to EBITDA Ratio: (Requirement of Section 12.2.10 (c) of the Amended and Restated Credit Agreement: not to exceed, for any period of four consecutive fiscal quarters, 4.00:1.00 up to and including the fiscal quarter ending on December 31, 2007 and 3.75:1.00 from the fiscal quarter ending on March 31, 2008 and each fiscal quarter thereafter:

     QWI's Debt to EBITDA Ratio, on a Consolidated basis, for the period of four quarters ended ________________ is _______________: 1.00 based on the following sums:

     (i)  QWI's Debt (determined on a Consolidated basis):
          __________________________

     (ii) EBITDA of QWI and its Subsidiaries (determined on a Consolidated basis) (QWI to provide details of calculating thereof):
          ______________________

     QWI's Debt to EBITDA Ratio: line (i) / line (ii) ____________________ :1:00

----------
1.   determined on a Consolidated basis.

                                 SCHEDULE 12.2.2

                          CONTEMPLATED SALES OF ASSETS
                                (Section 12.2.2)

                                      NONE

                                 SCHEDULE 12.2.4

        LIST OF EXISTING INDEBTEDNESS OF IMPRIMERIES DIDIER-QUEBECOR S.A.
                              AND ITS SUBSIDIARIES
                                (Section 12.2.4)

                      PLEASE SEE PAGE IMMEDIATELY FOLLOWING

    QUEBECOR WORLD INC. - INDEBTEDNESS OF IMPRIMERIES DIDIER - QUEBECOR, S.A.
                            AS AT SEPTEMBER 30, 2005

                                                                                   SEPT. 30, 2005   SEPT. 30, 2005
BORROWER                            TYPE OF BORROWING   DESCRIPTION OF BORROWING      EURO'000          US$'000
--------                            -----------------   ------------------------   --------------   --------------
Imprimeries Didier-Quebecor, S.A.     Capital Lease        Giprint Immobilier           3,383            4,080
Imprimeries Alsacienne Didier-
   Quebecor, S.A.                       Debenture           Agence Rhin-Meuse             152              183
                                                                                        -----            -----
   TOTAL                                                                                3,535            4,263
                                                                                        =====            =====

                                  SCHEDULE 19.3

                              TRANSFER UNDERTAKING
                                 (Section 19.3)

To:  ROYAL BANK OF CANADA

     (the "ADMINISTRATIVE AGENT")

     [LENDER]

     [LENDER]

     [LENDER]

     (the "LENDERS")

     - and -

     QUEBECOR WORLD INC.

     QUEBECOR WORLD (USA) INC.

     (the "BORROWERS")

     - and -

     QUEBECOR PRINTING HOLDING COMPANY

          WHEREAS pursuant to a credit agreement dated as of April 28, 1999, as amended and restated, and as further amended and restated by an Amended and Restated Credit Agreement dated as of December 15, 2005, among Quebecor World Inc. and Quebecor World (USA) Inc., as Borrowers, the financial institutions named on the signature pages thereof, as Lenders, Royal Bank of Canada, as Administrative Agent, and RBC Capital Markets as the Arranger (as in effect on the date hereof, the "AMENDED AND RESTATED CREDIT AGREEMENT"), the Lenders, subject to the terms and conditions of the Amended and Restated Credit Agreement, have agreed to make certain credit facilities available to the Borrowers for an aggregate amount of up to US$1,000,000,000;

          WHEREAS pursuant to and in accordance with Section 19.3 of the Amended and Restated Credit Agreement, a Lender may assign or transfer all or any of its rights, benefits and obligations under the Amended and Restated Credit Agreement by notifying the Administrative Agent, the Borrowers and the other Loan Parties and by causing the assignee or transferee to complete, execute and deliver this Transfer Undertaking;

          WHEREAS, ________________________________________ (the "TRANSFEROR")
wishes to assign and transfer to ___________________________________ (the
"PURCHASER") the
rights, benefits and obligations of the Transferor under the Amended and Restated Credit Agreement specified herein;

          WHEREAS the Transferor has notified the Administrative Agent, the Borrowers and the other Loan Parties of the assignment and transfer contemplated herein and have obtained the consent of the Borrowers, the applicable Swingline Lenders, the applicable LC Issuers and the Administrative Agent, where applicable in accordance with Section 19.3 of the Amended and Restated Credit Agreement;

          NOW THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the signatories hereto agree as follows:

1. In this Transfer Undertaking, and the introductory paragraphs, words and expressions defined in the Amended and Restated Credit Agreement have the same respective meanings when used herein.

2. The Transferor assigns and transfers (the "TRANSFER") to the Purchaser, and the Purchaser irrevocably purchases, takes and assumes from the Transferor, and without recourse to the Transferor, effective on _______________ (the "TRANSFER EFFECTIVE DATE") [THE ENTIRE/A PORTION OF THE] Commitment of the Transferor in respect of the Amended and Restated Credit Agreement consisting of [A FACILITY A COMMITMENT OF US$____________/ A FACILITY B COMMITMENT OF US$____________/ A FACILITY C COMMITMENT OF US$____________], including, without limitation, all of the related rights, benefits and obligations under the Amended and Restated Credit Agreement and all instruments, documents and collateral security, if any, pertaining thereto (the "TRANSFERRED RIGHTS", the "TRANSFERRED BENEFITS", the "TRANSFERRED OBLIGATIONS", as applicable, and collectively, the "TRANSFERRED RIGHTS, BENEFITS AND OBLIGATIONS").

3. The Purchaser and the Transferor acknowledge that arrangements have been made between them as to the portion, if any, of fees received or to be received by the Transferor pursuant to the Amended and Restated Credit Agreement and to be paid by the Transferor to the Purchaser.

4. The Purchaser accepts the Transfer, assumes the Transferred Obligations (the "ASSUMPTION") and agrees that it will be bound by the Amended and Restated Credit Agreement with respect to the Transferred Rights, Benefits and Obligations as fully as if it had been an original signatory to the Amended and Restated Credit Agreement with respect thereto, to the extent that such Transferred Rights, Benefits and Obligations arise or accrue on or after the Transfer Effective Date.

          NOTE: Section 5 to be used only if any Libor Loans or Euro Loans or any Bankers' Acceptances or Letters of Credit of the Transferor are to remain outstanding, subject to appropriate adjustments if needed to reflect the actual agreement between Transferor and Purchaser

[5.  (A)  INCLUDED IN THE TRANSFERRED RIGHTS, BENEFITS AND OBLIGATIONS IS THE
          PURCHASER'S ASSUMED PORTION OF CERTAIN LIBOR LOANS AND EURO LOANS PREVIOUSLY MADE BY THE TRANSFEROR AND WHICH HAVE NOT BEEN FULLY REPAID AS AT THE TRANSFER EFFECTIVE DATE [AND BANKERS' ACCEPTANCES PREVIOUSLY ACCEPTED BY THE TRANSFEROR WHICH MATURE AFTER THE TRANSFER EFFECTIVE DATE] [AND LETTERS OF CREDIT WHICH MATURE AFTER THE TRANSFER EFFECTIVE DATE]. THE PURCHASER'S ASSUMED PORTION OF SUCH OUTSTANDING LIBOR LOANS AND EURO LOANS [AND BANKERS' ACCEPTANCES] [AND LETTERS OF CREDIT] IS IDENTIFIED ON ANNEX A HERETO AND IS REFERRED TO HEREIN AS THE "PURCHASED BORROWINGS". THE PURCHASER HEREBY REQUESTS THAT THE TRANSFEROR MAINTAIN, WITH RESPECT TO EACH SUCH LIBOR LOAN, EURO LOAN [AND BANKERS' ACCEPTANCE], [AND LETTERS OF CREDIT] UNTIL THE LAST DAY OF THE LIBOR INTEREST PERIOD, EURO INTEREST PERIOD OR MATURITY DATE APPLICABLE THERETO, AS THE CASE MAY BE, AND THE TRANSFEROR HEREBY AGREES TO MAINTAIN, ITS EXISTING FUNDING OR OTHER ARRANGEMENTS IN RESPECT OF EACH SUCH PURCHASED BORROWING ON BEHALF OF, AND FOR THE ACCOUNT OF, THE PURCHASER.

     (B) IN CONSIDERATION FOR THE TRANSFEROR'S AGREEMENT TO MAINTAIN ITS EXISTING FUNDING OR OTHER ARRANGEMENTS IN RESPECT OF THE PURCHASED BORROWINGS ON BEHALF OF THE PURCHASER, THE PURCHASER HEREBY AGREES TO PAY TO THE TRANSFEROR THE PRINCIPAL AMOUNT OF, AND INTEREST ON (INCLUDING, WITHOUT LIMITATION, THE APPLICABLE MARGIN AND ANY DEFAULT INTEREST WHICH MAY BE PAYABLE THEREON PURSUANT TO SECTION 4.6 OF THE AMENDED AND RESTATED CREDIT AGREEMENT) EACH PURCHASED BORROWING ON THE LAST DAY OF THE LIBOR INTEREST PERIOD, EURO INTEREST PERIOD OR MATURITY DATE, AS THE CASE MAY BE, APPLICABLE THERETO OR AT ANY EARLIER DATE WHEN SUCH AMOUNTS BECOME DUE AND PAYABLE (AS THE RESULT OF SCHEDULED PAYMENT, VOLUNTARY OR MANDATORY PREPAYMENT, ACCELERATION OR OTHERWISE) FROM THE BORROWERS UNDER THE TERMS OF THE AMENDED AND RESTATED CREDIT AGREEMENT (EACH SUCH PAYMENT OF PRINCIPAL AND INTEREST ON THE PURCHASED BORROWINGS BEING REFERRED TO HEREIN AS A "PURCHASED PAYMENT").

     (C) THE PURCHASER HEREBY DIRECTS THE BORROWERS TO MAKE EACH PURCHASED PAYMENT OTHERWISE DUE TO THE PURCHASER TO THE ADMINISTRATIVE AGENT FOR THE ACCOUNT OF THE TRANSFEROR AT THE TIME, IN THE MANNER AND AT THE TRANSFEROR'S BRANCH OF ACCOUNT PROVIDED IN THE AMENDED AND RESTATED CREDIT AGREEMENT. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, NEITHER THE FAILURE OF A BORROWER TO MAKE ANY PRINCIPAL, INTEREST, ACCEPTANCE FEE, ISSUANCE FEE OR FRONTING FEE PAYMENT REQUIRED UNDER THE AMENDED AND RESTATED CREDIT AGREEMENT NOR THE FAILURE OF A BORROWER TO FORWARD ANY PURCHASED PAYMENT TO THE TRANSFEROR SHALL AFFECT THE OBLIGATION OF THE PURCHASER TO PAY THE AMOUNT OF EACH PURCHASED PAYMENT TO THE ADMINISTRATIVE AGENT FOR THE ACCOUNT OF THE

          TRANSFEROR AS AND WHEN DUE, WHICH OBLIGATION SHALL BE AND REMAIN ABSOLUTE AND UNCONDITIONAL.

     (D) EACH BORROWER HEREBY AGREES TO INDEMNIFY THE TRANSFEROR FOR ANY AND ALL AMOUNTS TO WHICH THE TRANSFEROR WOULD BE ENTITLED UNDER THE AMENDED AND RESTATED CREDIT AGREEMENT WITH RESPECT TO THE PURCHASED BORROWINGS AS IF THE PURCHASED BORROWINGS REMAINED LIBOR LOANS, EURO LOANS AND, IF APPLICABLE, BANKERS' ACCEPTANCES OR LETTERS OF CREDIT OF THE TRANSFEROR THEREUNDER UNTIL THE RESPECTIVE PURCHASED PAYMENTS ARE MADE THEREFOR (INCLUDING, WITHOUT LIMITATION, AMOUNTS PAYABLE BY THE BORROWER UNDER ARTICLES IX, XIII AND XIV OF THE AMENDED AND RESTATED CREDIT AGREEMENT). NOTHING CONTAINED HEREIN SHALL LIMIT OR MODIFY ALL OBLIGATIONS OF THE BORROWERS TO THE ADMINISTRATIVE AGENT, THE PURCHASER AND TO ALL OTHER LENDERS IN ACCORDANCE WITH THE TERMS OF THE AMENDED AND RESTATED CREDIT AGREEMENT INCLUDING, WITHOUT LIMITATION, ALL OBLIGATIONS OF THE BORROWERS UNDER ARTICLES IX, XIII AND XIV OF THE AMENDED AND RESTATED CREDIT AGREEMENT FOR THE BENEFIT OF THE PURCHASER. NOTHING HEREIN CONTAINED SHALL BE CONSTRUED OR INTERPRETED AS REQUIRING A BORROWER, ONCE IT HAS PAID (I) TO THE ADMINISTRATIVE AGENT FOR THE ACCOUNT OF THE TRANSFEROR ANY AMOUNT REFERRED TO ABOVE TO PAY THE SAME AMOUNT TO THE PURCHASER AND/OR (II) EITHER TO THE ADMINISTRATIVE AGENT FOR THE ACCOUNT OF THE TRANSFEROR OR THE PURCHASER THE FACE AMOUNT OF ANY PURCHASED BORROWINGS, TO PAY THE SAME AMOUNT TO THE OTHER.

     (E) NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, ON THE LAST DAY OF THE LIBOR INTEREST PERIOD, EURO INTEREST PERIOD OR MATURITY DATE, AS THE CASE MAY BE, APPLICABLE TO THE LIBOR LOANS [AND/,] EURO LOANS [AND BANKERS' ACCEPTANCES] [AND LETTERS OF CREDIT] RELATING TO THE PURCHASED BORROWINGS (WHETHER AT THEIR STATED MATURITY OR OTHERWISE), THE TRANSFEROR SHALL HAVE NO OBLIGATION TO THE BORROWER OR TO THE PURCHASER TO ACCEPT, MAKE, FUND OR MAINTAIN ANY LIBOR LOANS OR EURO LOANS [OR BANKERS' ACCEPTANCES] [AND LETTERS OF CREDIT] WITH RESPECT TO THE TRANSFERRED OBLIGATIONS. IN THE EVENT THAT A BORROWER FAILS TO INDEMNIFY THE TRANSFEROR PURSUANT TO SUBPARAGRAPH 5(D) ABOVE, THE PURCHASER AGREES TO PAY TO THE TRANSFEROR, IN IMMEDIATELY AVAILABLE FUNDS, AN AMOUNT EQUAL TO THE AMOUNT THE SAID BORROWER IS SO OBLIGATED TO PAY. NO SUCH PAYMENT OF ANY SUCH AMOUNTS BY THE PURCHASER SHALL RELIEVE A BORROWER FROM ITS OBLIGATIONS HEREUNDER AND UNDER THE AMENDED AND RESTATED CREDIT AGREEMENT WITH RESPECT TO SUCH PURCHASED BORROWINGS.]

[5/6]. The Transfer and the Assumption are governed by and subject to Section
19.3 of the Amended and Restated Credit Agreement and are made without novation.

[6/7]. The Purchaser acknowledges and confirms that it is satisfied with the form and substance of the Amended and Restated Credit Agreement and that it has not relied upon and that the Transferor and the Administrative Agent have not made any representation or warranty whatsoever as to the due execution, legality, effectiveness, validity or enforceability of the Amended and Restated Credit Agreement or any other documentation or information delivered by the Transferor or the Administrative Agent to the Purchaser in connection therewith or for the performance thereof by any party thereto or for the financial condition of any Borrower or other Loan Party. All representations, warranties and conditions expressed or implied by law or otherwise (except in Section [8/9]) are hereby excluded.

[7/8]. The Purchaser [CONFIRMS THAT IT MEETS THE REQUIREMENTS FOR BEING A CDN QUALIFIED LENDER IN RESPECT OF ANY BORROWINGS TO BE MADE TO QWI/ CONFIRMS THAT IT MEETS THE REQUIREMENTS FOR BEING A US QUALIFIED LENDER IN RESPECT OF ANY BORROWINGS TO BE MADE TO QWUSA] and represents and covenants that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrowers and has not relied and will not hereafter rely on the Transferor or the Administrative Agent to appraise or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrowers and the other Loan Parties.

[8/9]. Each of the Transferor and the Purchaser represents and warrants to the other, and to the Administrative Agent, the Lenders and the Borrowers, that it has the capacity and power to enter into the Transfer and the Assumption in accordance with the terms hereof and to perform its obligations arising therefrom, and all action required to authorize the execution and delivery hereof and the performance of such obligations has been duly taken.

[9/10]. As a condition precedent to the effectiveness of the Transfer and Assumption contemplated hereby, a processing and recordation fee in the amount of US$3,500 shall be paid by the [TRANSFEROR/PURCHASER] to the Administrative Agent.

[10/11]. This Transfer Undertaking may be executed in two or more counterparts, each of which may be communicated by telecopier or otherwise and shall be considered an original and all of which together shall constitute one and the same instrument.

[11/12]. This Transfer Undertaking shall be governed by and construed in accordance with the laws of the Province of Quebec, Canada.

          The parties confirm having requested that this Transfer Undertaking and all related documents be drawn up in the English language./Les parties confirment avoir requis que cet engagement de transfert et tous les documents s'y rapportant soient rediges en langue anglaise.

          DATED as of the ____________________ day of ____________________.

                                        [TRANSFEROR]


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

                                        [PURCHASING INSTITUTION]

                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

[SIGNATURES OF BORROWERS AND THE GUARANTOR ARE ONLY NEEDED PRIOR TO AN EVENT OF DEFAULT]

                                        CONSENTED TO AND ACKNOWLEDGED:

                                        QUEBECOR WORLD INC.


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        QUEBECOR WORLD (USA) INC.


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        QUEBECOR PRINTING HOLDING COMPANY


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

[SIGNATURES OF LC ISSUERS ARE ONLY NEEDED FOR TRANSFERS UNDER FACILITY A AND/OR FACILITY C]

                                        CONSENTED TO AND ACKNOWLEDGED

                                        [LC ISSUER]


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

[SIGNATURES OF APPLICABLE SWINGLINE LENDERS ARE ONLY NEEDED FOR TRANSFERS UNDER THE APPLICABLE CREDIT FACILITY]

                                        CONSENTED TO AND ACKNOWLEDGED

                                        [SWINGLINE LENDER]


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

                                     ANNEX A
                             TO TRANSFER UNDERTAKING

                              PURCHASED LIBOR LOANS

                                    Libor Rate
                              (including Applicable   Expiry of Libor
Facility   Principal Amount          Margin)          Interest Period
--------   ----------------   ---------------------   ---------------


                              PURCHASED EURO LOANS

                                           Expiry of Euro
Facility   Principal Amount   Euro Rate   Interest Period
--------   ----------------   ---------   ---------------


                         PURCHASED BANKERS' ACCEPTANCES

                   Acceptance Fee (including
Principal Amount             Margin            Term of Bankers' Acceptances
----------------   -------------------------   ----------------------------


                           PURCHASED LETTERS OF CREDIT

                                      ISSUANCE FEE
TYPE OF LETTER OF                 (OR FRONTING FEE AS
      CREDIT        FACE AMOUNT       APPLICABLE)       MATURITY DATE
-----------------   -----------   -------------------   -------------


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              QUEBECOR WORLD INC.



                              By:  /s/ MARIE-E. CHLUMECKY

                              Name:    Marie-E. Chlumecky
                              Title:   Assistant Secretary


                              Dated:   March 13, 2006